e120



05009117

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bankinter

*CURRENT ADDRESS


PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2972

FISCAL YEAR 12-31-04

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/21/05

1st Quarter March 2005



FINANCIAL SUMMARY



BANKINTER

www.ebankinter.com

1.Financial highlights

Thousands of €	03/31/2005	03/31/2004*	Variation Amount	%
BALANCE SHEET				
Total assets	33,718,429	26,567,675	7,150,754	26.92
Credit facilities and loans	21,230,530	17,120,329	4,110,201	24.01
Credit facilities and loans ex-securitization	24,578,960	21,027,407	3,551,553	16.89
Customer funds	21,723,086	17,737,047	3,986,039	22.47
Off-balance-sheet managed funds	9,796,667	9,265,794	530,873	5.73
EARNINGS				
Net interest income	105,211	93,049	12,162	13.07
Basic income	165,521	150,050	10,471	6.75
Total net ordinary revenue	85,910	83,895	2,015	2.40
Net operating income	73,646	79,824	-6,178	-7.74
Income before taxes	51,084	52,275	-1,191	-2.28
Net income attributed to the Group				
RATIOS (%)				
Nonperforming loans/ total risk exposure ex-securitization	0.31	0.37	-0.0006	-15.36
Recorded allowance/nonperforming loans	441.23	400.06	41.17	10.29
Efficiency ratio	46.84	44.54	2.30	5.16
ROE	16.72	18.71	-1.99	-10.62
ROA	0.63	0.78	-0.15	-19.28
Capital ratios	12.20	13.20	-1.00	-7.58
Tier 1 capital	8.58	8.94	-0.36	-4.03
BANKINTER SHARES				
Number of shares	77,379,815	76,627,275	752,540	0.98
Closing price	39.94	32.07	7.87	24.54
EPS, Earnings per share (euros)	0.67	0.69	-0.02	-2.90
DPS, Dividend per share (euros)	0.28	0.26	0.02	10.00
BRANCHES AND CENTERS				
Number of branches	309	290	19	6.55
Commercial management centers				
Company Business Units	41	39	2	5.13
Small Businesses	60	28	31	114.28
Number of Private Banking Management Centers	36	32	4	12.50
Corporate Partnerships	473	448	25	5.58
Number of agents	1,031	998	33	3.31
Telephone banking and Internet	3	3	0	0.00
HEADCOUNT				
Number of employees (full-time equivalent)	3,356	3,105	251	8.08



* The data included in this quarterly report have been adapted to Bank of Spain Circular 4/2004.
The historical data have not yet been reviewed by the external auditors.

2.Introduction

For the first time, Bankinter has presented its financial statements adapted to the new accounting regulations governed by Bank of Spain Circular 4/2004. Consequently, in accordance with this new accounting method, through March 31, 2005, the Bank had obtained net income attributed to the Group of €51.1 million and had increased net assets by €323 million to €1,369 million, which represents growth in equity of 30.9%.

This income figure must be compared with the earnings announced to the market in March 2004 (€38.7 million, i.e. this quarter's figure is a 32% increase), and with the figure announced last year adapted to the new accounting regulations (€52.3 million, i.e. this quarter's figure shows a 2.3% fall).

Based on current regulations, Bankinter recorded solid growth in the various margins composing the new income statement, which reflect the Group's recurring business. Accordingly, net interest revenue increased by 13.07%; gross operating income by 6.75% and net operating income by 2.40%. Growth in this last aggregate was slowed by the investments being made in the development of new businesses, which triggered a 12.20% increase in personnel expenses and an 11.49% rise in other operating expenses. These investments led to an increase in the number of SME branches from 28 at the end of March 2004 to 60 a year later; and an 8% rise in the headcount in the same period.

On-balance-sheet customer funds amounted to €21,723 million as of March 31, up 22.47% on the year-ago period. Of the off-balance-sheet customer funds, mutual funds increased by 3.62% and pension funds by 20.30%. Also, special mention must be made of the Bank's credit facilities and loans, which continued their positive trend with growth of 24%, while secured loans rose by 24.8%.

Fees saw a moderate increase of 0.4% compared to the same period in 2004, although the comparative figure was dragged down by the higher fees paid.

The price of Bankinter shares provided further positive data, rising 24.54% in the last twelve months.

Bankinter continued to enjoy excellent creditworthiness in the first quarter of the year thanks to its in-house risk analysis, approval and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk. Nonperforming loans amounted to €84,005 thousand, equivalent to 0.31% of the Group's computable risk assets, and the ratio of the recorded allowance to nonperforming loans was 441.23%. Both ratios were calculated on the basis of first-time application of International Financial Reporting Standards (IFRSs) to the financial statements for this quarter.

The best-performing customer business segments were Corporate Banking and SMEs, which recorded increases in income after taxes of 36.2% and 36.3%, respectively. The SME segment began to reap the rewards of the Bank's firm commitment to this business, achieving a 45.3% increase in new customers and growth in lending of 26.6%.

Also noteworthy was the sound contribution made to the Bankinter Group's accounts by the insurance business: Bankinter Seguros de Vida contributed €6.0 million to Group earnings, up 28.1% on the first quarter of 2004 and Línea Directa Aseguradora accounted for €5.53 million, up 57.11%.

On April 2, Bankinter paid the fourth 2004 interim dividend of €0.280720 per share, an increase of 10% with respect to the corresponding interim dividend paid in the preceding year.

3.Quality of service

ISN satisfaction scale

Excellent	>85
Good	75-85
Fair	60-75
Poor	<60

By segments



Corporative Banking
Private Banking
Individuals
Small Business
81
80
79
78
77
76
75
Mar 04
Jun
Sep
Dec
Mar 05

By distribution channel



Internet Office
Telephone Branch
Branch Network
Agent Network
Virtual Banking
83
81
79
77
75
Mar 04
Jun
Sep
Dec
Mar 05

4.Customer activity

Bankinter's multichannel strategy continues to feature highly in its dealings with its customers due to the full use made by customers of the various means of interacting with the Bank. This quarter Bankinter complemented its leadership in remote channels by extending its branch office network, which maintains a high level of service quality, with a score of 77.87 points in the Net Satisfaction Index (ISN).

This expansion was also evident in the SME segment, with the opening of 13 new centers in addition to the 47 in operation at year-end. The network now has a total of 60 operative centers specializing in SMEs, up 47% on March 2004. This growth in the number of branches was accompanied by a good business performance and a Net Satisfaction Index (ISN) of 78 points, despite the fact that the network was in the process of expanding.

Once again this quarter there was an increase in the number of transactions performed by the Bank's customers (to 218 million). More than half of these transactions (50.68%) were conducted via the Internet, evidencing the importance of this channel in the Bank's global strategy. The branch network was the second most popular channel in this respect, with 33.91% of total transactions, followed by telephone banking, with 7.53%.

This demonstrates the extent to which Bankinter's customers have adopted this multichannel strategy: 39% of customers perform financial transactions via more than one channel, and 26% use more than two channels.

The first quarter of 2005 witnessed the continuation of the upward trend in cross-selling which commenced in September 2003, with an average of 6.32 products per customer. Another positive figure for the Bank was its abandonment rate -abandonment is taken to mean inactivity in a customer's account over a period of time- which stood at 5.32%, the lowest level in the last four years.

Evolution of transactions by channel (%)


100
75
50
25
0
Percentage of transactions
51%
52%
34%
1999
2000
2001
2002
2003
2004
1Q2005
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


39%
26%
35%
1 channel
2 channels
3 channels


Products by customer
6.4
6.3
6.2
6.1
6.0
5.9
5.8
5.7
5.6
6.32
5.65
Number of products
Mar 03
Jun
Sep
Dec
Mar 05


Abandonment rate
9
8
7
6
5
4
6.11
5.32
% Annual rate
Mar 03
Jun
Sep
Dec
Mar 05

5a.Balance sheet

Thousands of €	03/31/05	12/31/04	Var. Vs. 12/31/2004 Amount	%	03/31/04	Var. Vs. 03/31/2004 Amount	%
ASSETS							
Cash on hand and on deposits at central banks	257,880	170,761	87,119	51.02	483,521	-225,641	-46.67
Trading portfolio	2,756,620	2,006,436	750,184	37.39	1,689,529	1,067,091	63.16
Available for sale portfolio	5,155,647	5,405,316	-249,669	-4.62	3,588,920	1,566,727	43.65
Loans	24,206,593	22,308,324	1,898,269	8.51	19,413,069	4,793,524	24.69
Due from banks	2,627,901	1,897,148	730,753	38.52	1,878,830	749,071	39.87
Customer loans	21,230,530	20,181,633	1,048,897	5.20	17,120,329	4,110,201	24.01
Other assets	348,162	229,543	118,619	51.68	413,909	-65,747	-15.88
Investment portfolio held to maturity	445,021	444,305	716	0.16	442,017	3,004	0.68
Hedge derivatives and macro-derivatives	74,328	68,937	5,391	7.82	69,692	4,636	6.65
Other assets available for sale	4,087	3,351	736	21.96	3,628	459	12.65
Affiliates	70,727	64,085	6,642	10.36	35,429	35,298	99.63
Intangible assets	316,237	315,252	985	0.31	311,994	4,243	1.36
Accrual accounts	431,289	488,589	-57,300	-11.73	529,876	-98,587	-18.61
TOTAL ASSETS	**33,718,429**	**31,275,356**	**2,443,073**	**7.81**	**26,567,675**	**7,150,754**	**26.92**
EQUITIES AND LIABILITIES							
LIABILITIES							
Trading portfolio	1,767,427	1,252,163	515,264	41.15	888,118	879,309	99.01
Financial liabilities at amortized costs	29,170,504	27,174,886	1,995,618	7.34	22,936,112	6,234,392	27.18
Due to banks	6,158,325	5,884,740	273,585	4.65	4,271,024	1,887,301	44.19
Customer deposits	14,135,643	13,583,667	551,976	4.06	12,868,150	1,267,493	9.85
Marketable debt securities	7,587,443	6,862,782	724,661	10.56	4,868,897	2,718,546	55.83
Subordinated debt	381,375	377,251	4,124	1.09	325,058	56,317	17.33
Other liabilities	907,718	466,445	441,273	94.60	602,983	304,735	50.54
Hedge derivatives and macro-derivatives	40,753	24,838	15,915	64.07	9,141	31,612	345.83
Write-offs and provisions	837,375	887,652	-50,277	-5.66	957,920	-120,545	-12.58
Accrual accounts	184,905	267,434	-82,529	-30.86	278,336	-93,431	-33.57
Capital with nature of financial liabilities	348,534	348,842	-308	-0.09	269,519	79,015	29.32
LIABILITIES	**32,349,498**	**29,955,815**	**2,393,683**	**7.99**	**25,339,146**	**7,010,352**	**27.67**
EQUITY							
Equity adjustments due to valuation	70,823	67,653	3,170	4.69	43,753	27,070	61.87
Equity	1,298,108	1,251,888	46,220	3.69	1,184,776	113,332	9.57
TOTAL EQUITY	**1,368,931**	**1,319,542**	**49,389**	**3.74**	**1,228,529**	**140,402**	**11.43**
TOTAL EQUITY AND LIABILITIES	**33,718,429**	**31,275,356**	**2,443,073**	**7.81**	**26,567,675**	**7,150,754**	**26.92**

5b.Balance sheet Under BoS´ former accounting rules (4/91)

Thousands of €	03/31/2005	03/31/2004	Var. Vs. 03/31/2005-03/31/2004 Amount	%
ASSETS				
Cash on hand and on deposit at central banks	257,566	483,521	-225,955	-46.73
Government debt securities	7,299,988	4,690,768	2,609,220	55.62
Due from banks	2,498,673	1,804,928	693,745	38.44
Credit facilities and loans (1)	18,877,172	15,582,556	3,294,616	21.14
Fixed-income securities	443,891	1,160,660	-716,769	-61.76
Equity securities	302,799	207,434	95,365	45.97
Premises and equipment and intangibles	145,739	140,165	5,574	3.98
Treasury stock	12,310	11,982	328	2.74
Other assets	789,732	809,734	-20,002	-2.47
Accrual accounts	166,823	123,840	42,983	34.70
Losses at consolidated companies	11,233	16,666	-5,433	-32.60
TOTAL ASSETS	**30,805,926**	**25,032,254**	**5,773,672**	**23.06**
LIABILITIES				
Due to banks	7,665,620	5,057,588	2,608,032	51.57
Customer deposits	14,552,520	12,947,865	1,604,655	12.39
Marketable debt securities	5,581,298	4,283,584	1,297,714	30.30
Other liabilities	693,522	730,194	-36,672	-5.02
Accrual accounts	197,536	185,132	12,404	6.70
General risk allowance and other	268,939	290,521	-21,582	-7.43
Consolidated income	48,308	42,593	5,715	13.42
Subordinated liabilities	347,767	297,767	50,000	16.79
Minority interests	343,165	269,519	73,646	27.32
Paid-in capital	116,070	114,941	1,129	0.98
Reserves	885,985	724,421	161,564	22.30
Reserves at consolidated companies	105,196	88,129	17,067	19.37
LIABILITIES AND SHAREHOLDERS´ EQUITY	**30,805,926**	**25,032,254**	**5,773,672**	**23.06**
(1) Credit facilities and loans ex-securitization	24,564,568	21,031,764	3,532,804	16.80



6.Customer deposits

Thousands of €	03/31/2005	03/31/2004	Variation Amount	%
CUSTOMER FOUNDS				
Deposits	14,135,643	12,868,150	1,267,493	9.85
Government entities	173,335	217,774	-44,439	-20.41
Residents	13,536,627	12,208,797	1,327,830	10.88
Sight accounts	6,626,185	6,176,592	449,593	7.27
Time deposits	2,598,081	2,565,538	32,543	1.27
Repos	4,312,361	3,466,667	845,694	24.40
Nonresidents	357,591	378,059	-20,468	-5.41
Adjustments due to valuation	68,090	63,520	4,570	7.19
Marketable debt securities	7,587,443	4,868,897	2,718,546	55.83
Total	**21,723,086**	**17,737,047**	**3,986,039**	**22.47**
Total off-balance sheet funds	**9,796,667**	**9,265,794**	**530,873**	**5.73**
Mutual funds	7,661,313	7,393,601	267,712	3.62
Pension funds	734,868	610,860	124,008	20.30
CREDIT AND LOANS				
Lending to government entities	17,931	27,839	-9,908	-35.59
Lending to residents	21,043,749	17,010,744	4,033,005	23.71
Commercial bills	1,222,021	1,020,014	202,007	19.80
Secured loans	15,154,641	12,142,774	3,011,867	24.80
Leasing	679,831	579,313	100,518	17.35
Other credit facilities	3,987,256	3,268,643	718,613	21.99
Lending to nonresident borrowers	440,743	353,934	86,809	24.53
Nonperforming loans	82,777	63,874	18,903	29.59
Subtotal	**21,585,200**	**17,456,392**	**4,128,808**	**23.65**
Loan loss allowances	349,118	337,566	11,552	3.42
Other adjustments due to valuation	-5,552	1,504	-7,056	-469.21
Total	**21,230,530**	**17,120,329**	**4,110,201**	**24.01**
Total credit and loans ex securitization (gross)	**24,578,960**	**21,027,407**	**3,551,553**	**16.89**

7.Analysis of credit risk

Thousands of €	03/31/2005	03/31/2004	Variation Amount	Variation %
Risk exposure ex securitization	27,096,693	23,511,067	3,585,626	15.25
Total nonperforming balance	84,005	86,121	-2,116	-2.46
Total allowances	370,658	344,538	26,120	7.58
Mandatory allowances	370,658	344,538	26,120	7.58
Generic	347,151	309,828	37,323	12.05
Specific	23,506	34,710	-11,204	-32.28
% Nonperforming loans/Total risk exposure (ex securitization)	0.31	0.37	-0.06	-15.36
% Nonperforming loans/Total risk exposure	0.36	0.45	-0.09	-20.00
% Nonperforming mortgages/Total mortgages	0.24	0.27	-0.03	-9.68
% Recorded alowance/Nonperforming loans	441.23	400.06	41.17	10.29
% Recorded alowance/unsecured nonperforming loans	343.41	324.95	18.46	5.68

Nonperforming loans and allowances


400
350
300
250
200
150
100
50
Millions of euros
344.54
370.66
86.12
84.01
Mar 04
Jun
Sep
Dec
Mar 05
Nonperforming loans
Allowances

Variation in record allowance/nonperforming loans


500
470
440
410
380
%
441,23
400,06
Mar 04
Jun
Sep
Dec
Mar 05

8a.Comparative income statements

Thousands of €	2005		2004		Variation	
	Amount	% of ATA	Amount	% of ATA	Amount	%
Average total assets	**32,848,971**	**100**	**26,909,751**	**100**	**5,939,220**	**22.07**
Interest revenue	243,353	3.00	201,905	3.02	41,448	20.53
Interest expense	-141,651	-1.75	-112,319	-1.68	-29,332	26.11
Interests on preference shares	-1,773	-0.02	-3,924	-0.06	2,151	-54.82
Revenue from equity portfolio	3,509	0.04	3,463	0.05	46	1.33
NET INTEREST INCOME	**105,211**	**1.30**	**93,049**	**1.39**	**12,162**	**13.07**
Equity accounting	5,331	0.07	3,796	0.06	1,535	40.44
Fees and commissions	45,433	0.56	45,240	0.68	193	0.43
Insurance activity	43	0.00	-695	-0.01	738	-106.19
Trading income	9,503	0.12	13,660	0.20	-4,157	-30.43
ORDINARY INCOME	165,521	2.04	155,050	2.32	10,471	6.75
Personnel expenses	-44,571	-0.55	-39,725	-0.59	-4,846	12.20
General and administrative costs	-32,958	-0.41	-29,335	-0.44	-3,623	12.35
Depreciation and writte-downs	-4,927	-0.06	-4,721	-0.07	-206	4.35
Other operating items	2,845	0.04	2,627	0.04	218	8.30
OPERATING INCOME	**85,910**	**1.06**	**83,895**	**1.25**	**2,015**	**2.40**
Asset losses	-12,458	-0.15	-3,006	-0.04	-9,452	314.44
Provisions	-177	0.00	-2,380	-0.04	2,203	-92.56
Other results	371	0.00	1,315	0.02	-944	-71.79
INCOME BEFORE TAXES	**73,646**	**0.91**	**79,824**	**1.19**	**-6,178**	**-7.74**
Corporate income tax	-22,562	-0.28	-27,549	-0.41	4,987	-18.10
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**51,084**	**0.63**	**52,275**	**0.78**	**-1,191**	**-2.28**

Income after taxes attributed to the Group



32.1%
38,669
44,923
51,084
Thousands of euros
mar 2004
4/91
mar 2005
4/91
mar 2005
4/04

8b.Comparative income statements Under BoS´ former accounting rules (4/91)

	Thousands of €	2005		2004		Variation	
		Amount	% of ATA	Amount	% of ATA	Amount	%
	AVERAGE TOTAL ASSETS (ATA)	**31,004,408**	**100**	**25,768,200**	**100**	**5,236,208**	**20.32**
	Interest and similar revenues	242,616	3.17	200,110	3.12	42,506	21.24
	of which: fixed-income securities	65,819	0.86	41,492	0.65	24,327	58.63
-	Interest and similar expenses	142,255	1.86	107,387	1.68	34,868	32.47
+	Equities portfolio revenues	6,527	0.09	6,463	0.10	64	0.99
=	**NET INTEREST INCOME**	**106,888**	**1.40**	**99,186**	**1.55**	**7,702**	**7.77**
+	Fees and commissions, net	43,955	0.57	43,442	0.68	513	1.18
=	**BASIC INCOME**	**150,843**	**1.97**	**142,628**	**2.23**	**8,215**	**5.76**
+	Revenue from financial transactions	6,634	0.09	6,558	0.10	76	1.16
=	**TOTAL NET ORDINARY REVENUE**	**157,477**	**2.06**	**149,186**	**2.33**	**8,291**	**5.56**
-	General administrative expenses	77,520	1.01	68,638	1.07	8,882	12.94
	a) Personnel expenses	44,426	0.58	39,573	0.62	4,853	12.26
	b) Other administrative expenses	33,094	0.43	29,065	0.45	4,029	13.86
-	Depreciation and write-down of tangible and intangible assets	4,082	0.05	3,776	0.06	306	8.10
+	Other operating items	-222	0.00	-13	0.00	-209	-1,607.69
=	**NET OPERATING INCOME**	**75,653**	**0.99**	**76,759**	**1.20**	**-1,106**	**-1.44**
+/-	Gains (losses) on companies carried by the equity method	7,395	0.10	4,738	0.07	2,657	56.08
-	Amortization of goodwill in consolidation	354	0.00	354	0.01	0	0.00
+	Gains (losses) on Group transactions	855	0.01	303	0.00	552	182.18
-	Write-offs and provisions for loan losses	16,172	0.21	11,204	0.17	4,968	44.34
	of which: Statistical loan loss allowance	8,043	0.11	10,376	0.16	-2,333	-22.48
-	Write-down of long-term financial investments	0	0.00	0	0.00	0	0.00
+/-	Extraordinary income	2,739	0.04	-5,012	-0.08	7,751	154.65
=	**INCOME BEFORE TAXES**	**70,116**	**0.92**	**65,230**	**1.02**	**4,886**	**7.49**
-	Corporate income tax	21,808	0.29	22,637	0.35	-829	-3.66
=	**NET CONSOLIDATED INCOME**	**48,308**	**0.63**	**42,593**	**0.66**	**5,715**	**13.42**
-	Income (loss) attributed to minority	3,385	0.04	3,924	0.06	-539	-13.74
=	**INCOME AFTER TAXES ATTRIBUTED TO THE GROUP**	**44,923**	**0.59**	**38,669**	**0.60**	**6,254**	**16.17**



9.Quarterly statements of income

Thousands of €	2005	Variation		2004			
	1st Q	1Q05/1Q04	1Q05/4Q04	4th Q	3rd Q	2nd Q	1st Q
Interest revenue	243,353	20.53	17.13	207,763	220,793	213,717	201,905
Interest expense	-141,651	26.11	26.55	-111,934	-122,714	-119,034	-112,319
Interests on preference shares	-1,773	-54.82	-43.21	-3,122	-3,838	-3,924	-3,924
Revenue from equity portfolio	3,509	1.33	662.83	460	2,086	4,998	3,463
NET INTEREST INCOME	**105,211**	**13.07**	**9.27**	**96,289**	**100,165**	**99,681**	**93,049**
Equity accounting	5,331	40.44	-4.61	5,589	5,916	4,600	3,796
Fees and commissions	45,433	0.43	-7.62	49,181	41,830	41,901	45,240
Insurance activity	43	-106.19	-95.33	920	25	264	-695
Trading income	9,503	-30.43	-31.23	13,818	-711	-1,983	13,660
ORDINARY INCOME	**165,521**	**6.75**	**-0.17**	**165,796**	**147,225**	**144,463**	**155,050**
Personnel expenses	-44,571	12.20	-7.06	-47,958	-39,796	-41,164	-39,725
General and administrative costs	-32,958	12.35	-29.61	-46,823	-30,891	-31,880	-29,335
Depreciation and writte-downs	-4,927	4.35	-2.31	-5,044	-5,325	-4,223	-4,721
Other operating items	2,845	8.30	-23.43	3,715	1,979	1,765	2,627
OPERATING INCOME	**85,910**	**2.40**	**23.28**	**69,687**	**73,191**	**68,961**	**83,895**
Asset losses	-12,458	314.44	-5.49	-13,182	-8,040	-8,064	-3,006
Provisions	-177	-92.56	-92.75	-2,442	-2,333	-2,720	-2,380
Other results	371	-71.79	-71.58	1,306	-372	-12	1,315
INCOME BEFORE TAXES	**73,646**	**-7.74**	**33.01**	**55,368**	**62,446**	**58,165**	**79,824**
Corporate income tax	-22,562	-18.10	22.74	-18,381	-19,796	-19,933	-27,549
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**51,084**	**-2.28**	**38.11**	**36,987**	**42,650**	**38,232**	**52,275**



Basic income
170
160
150
140
165.52
155.05
Millions of euros
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005



Net operating income
90
80
70
60
83.90
85.91
Millions of euros
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005

10.Fees

Thousands of €			Variation	
	03/31/2005	03/31/2004	Amount	%
FEES PAID				
Fees paid to other banks	3,789	3,553	236	6.64
Fees paid to agents , virtual banking	8,875	7,488	1,387	18.52
Total fees paid	**12,664**	**11,041**	**1,623**	**14.70**
FEES RECEIVED				
Guarantee and L/C	3,550	3,359	191	5.69
Foreign exchange	1,895	1,865	30	1.61
Payment and collection services	15,761	14,834	927	6.25
Comercial bills	3,415	3,443	-28	-0.81
Sight accounts	2,224	2,244	-20	-0.89
Debit and credit cards	8,378	7,557	821	10.86
Checks	457	459	-2	-0.44
Payment orders	1,287	1,131	156	13.79
Brokerage services	8,014	8,047	-33	-0.41
Underwritting and management fees	57	162	-105	-64.81
Buy/sell orders	3,434	3,841	-407	-10.60
Custody and administration	4,523	4,044	479	11.84
Non-banking financial products	20,535	18,973	1,562	8.23
Mutual funds	16,802	15,977	825	5.17
Pension funds	2,480	2,050	430	20.97
Insurance	1,253	946	307	32.44
Other fees	8,342	9,202	-860	-9.35
Total fees received	**58,097**	**56,281**	**1,817**	**3.23**
FEES AND COMMISSIONS NET	**45,433**	**45,240**	**193**	**0.43**



11.Yield and costs

data in %	As 31 of march 2005 weighting	rate	2004 weighting	rate
Cash on hand and on deposit at central bank	0.96	1.45	1.14	1.74
Due from banks	8.10	1.81	9.45	1.72
Credit facilities and loans (a)	62.86	3.30	62.09	3.33
Securities	22.69	3.12	18.25	3.28
Equity portfolio	1.46	2.98	1.80	2.88
Average earnings assets (b)	**96.07**	**3.17**	**92.73**	**3.31**
Other assets	3.93		7.27	
AVERAGE TOTAL ASSETS	**100.00**	**3.05**	**100.00**	**3.07**
Due to central banks	1.17	2.11	0.16	1.89
Due to banks	21.28	2.29	16.96	2.45
Marketable debt securities	0.81	1.39	0.00	0.00
Customer funds (c)	63.93	1.66	67.02	1.56
Customer deposits	42.31	1.38	49.05	1.36
Repos	21.62	2.21	17.98	2.11
Subordinated liabilities	1.18	4.29	1.18	4.81
Capital with nature of financial liabilities	1.05	2.08	1.00	5.86
Average interest bearing funds (d)	**89.43**	**1.96**	**86.32**	**1.94**
Other liabilities	10.57		13.68	
AVERAGE TOTAL FUNDS	**100.00**	**1.75**	**100.00**	**1.68**
Customer spread (a-c)		**1.65**		**1.77**
Net interest margin (b-d)		**1.22**		**1.37**



12.Quarterly yields and costs

data in %	1Q04		2Q04		3Q04		4Q04		1Q05	
	weighting	rate	weighting	rate	weighting	rate	weighting	rate	weighting	rate
Cash on hand and on deposit at central bank	1.14	1.74	1.12	1.50	1.14	1.58	1.13	1.23	0.96	1.45
Due from banks	9.45	1.72	7.17	1.82	5.89	1.75	6.92	1.95	8.10	1.81
Credit facilities and loans (a)	62.09	3.33	64.63	3.28	67.28	3.21	64.50	3.25	62.86	3.30
Securities	18.25	3.28	19.19	3.29	19.15	3.18	20.87	3.34	22.69	3.12
Equity portfolio	1.80	2.88	1.65	4.48	1.22	2.46	1.04	0.58	1.46	2.98
Average earnings assets (b)	**92.73**	**3.31**	**93.75**	**3.44**	**94.68**	**3.39**	**94.47**	**2.90**	**96.07**	**3.17**
Other assets	7.27	0.00	6.25	0.00	5.32	0.00	5.53	0.00	3.93	0.00
AVERAGE TOTAL ASSETS	**100.00**	**3.07**	**100.00**	**3.23**	**100.00**	**3.21**	**100.00**	**2.74**	**100.00**	**3.05**
Due to central banks	0.16	1.89	2.01	2.03	2.05	2.08	1.11	2.09	1.17	2.11
Due to banks	16.96	2.45	16.55	2.37	15.39	2.23	19.65	2.48	21.28	2.29
Marketable debt securities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.81	1.39
Customer funds (c)	67.02	1.56	66.83	1.56	67.90	1.59	65.11	1.64	63.93	1.66
Customer deposits	49.05	1.36	49.72	1.36	48.95	1.43	46.60	1.40	42.31	1.38
Repos	17.98	2.11	17.11	2.14	18.95	1.98	18.52	2.23	21.62	2.21
Subordinated liabilities	1.18	4.81	1.13	4.79	1.18	4.56	1.25	4.08	1.18	4.29
Capital with nature of financial liabilities	1.00	5.86	0.99	5.86	1.18	4.69	1.06	3.87	1.05	2.08
Average interest bearing funds (d)	**86.32**	**1.94**	**87.52**	**2.01**	**87.69**	**2.01**	**88.19**	**1.67**	**89.43**	**1.96**
Other liabilities	13.68	0.00	12.48	0.00	12.31	0.00	11.81	0.00	10.57	0.00
AVERAGE TOTAL FUNDS	**100.00**	**1.68**	**100.00**	**1.76**	**100.00**	**1.77**	**100.00**	**1.47**	**100.00**	**1.75**
Customer spread (a-c)		**1.77**		**1.71**		**1.63**		**1.62**		**1.65**
Net interest margin (b-d)		**1.37**		**1.44**		**1.37**		**1.23**		**1.22**

Evolution Customer spread


200
1.90
1.80
1.70
1.60
1.50
1.77
1.65
Percentage quarterly rate
Mar 04
Jun
Sep
Dec
Mar 05

Return on lending and Cost of customer funds


4
3
2
1
3.33
3.30
1.62
1.66
Percentage quarterly rate
Mar 04
Jun
Sep
Dec
Mar 05
Cost of customer funds
Return on lending

13.Contribution by business area

Thousands of €			Variation	
	03/31/2005	03/31/2004	Amount	%
Customers business divisions	48,971	39,670	9,301	23.45
Personal Finance	4,750	4,016	734	18.28
Private Banking	8,168	6,751	1,417	20.99
Corporate Banking	10,986	8,066	2,920	36.20
Individuals	17,322	14,948	2,374	15.88
Small and Medium Companies	6,524	4,786	1,738	36.31
Non-Residents	1,221	1,103	118	10.70
Capital Markets	5,807	5,090	717	14.09
Other businesses	3,944	2,538	1,406	55.40
General allowances	7,438	-4,112	-3,326	80.89
Corporate Center	-200	9,089	-9,289	-102.20
INCOME AFTER TAXES ATTRIBUTED TO THE GROUP	**51,084**	**52,275**	**-1,191**	**-2.28**
Pro-memoria:				
Asset management fees	18,903	18,681	222	1.19



14.Shareholders' equity and rating

Thousands of €	31/03/2005	31/03/2004	Variation Amount	Variation %
Paid-in capital and reserves	1,301,903	1,188,181	113,722	9.57
Minority interest	343,164	269,519	73,645	27.32
Revaluation reserve	-130,897	-132,515	1,619	-1.22
Treasury stock	-29,357	-31,994	2,637	-8.24
Intangible assets	-36,083	-45,736	9,653	-21.11
Tier 1	**1,448,730**	**1,247,455**	**201,275**	**16.13**
Revaluation reserve	130,897	132,515	-1,619	-1.22
General allowances	304,351	297,518	6,833	2.30
Subordinated debt financing	211,091	174,475	36,616	20.99
Recorded general loan loss allowance	-35,528	-10,195	-25,333	248.49
Tier 2	**610,811**	**594,313**	**16,498**	**2.78**
TOTAL EQUITY	**2,059,541**	**1,841,768**	**217,773**	**11.82**
Risk-weighted assets	**16,887,291**	**13,958,018**	**2,929,273**	**20.99**
Tier 1 (%)	**8.58**	**8.94**	**-0.36**	**-4.03**
Tier 2 (%)	**3.62**	**4.26**	**-0.64**	**-15.02**
Capital Ratio (%)	**12.20**	**13.20**	**-1.00**	**-7.58**
Excess	**708,558**	**725,127**	**-16,569**	**-2.28**

Ratings

	Short Term	Long Term
Moody´s	P	Aa3
Standard & Poor´s	A1	A
Fitch	F1	A+

15.Variation in net worth

	2005	2004
BALANCE AT JANUARY 1	**1,319,542**	**1,159,185**
Dividends	-21,461	-19,297
Capital increase	15,422	16,921
Unrestricted reserve - sale	3,126	18,551
Income for the year	51,084	52,275
Other variations	1,219	894
BALANCE AT MARCH 31	**1,368,931**	**1,228,529**



16.Cash flow statement

	2005	2004
CASH AND CASH EQUIVALENTS BALANCE AT JANUARY 1	170,761	164,900
Net cash flow - operating activities	21,949	345,214
Net cash flow - investments	-5,234	-6,244
Net cash flow - financing activities	70,404	-20,350
CASH AND CASH EQUIVALENTS BALANCE AT MARCH 31	257,880	483,521



17.Creation of shareholder value

PERIOD PER SHARE DATA (€)	
Earnings per share	0.67
Dividend per share	0.28
Book value per share	16.65
Price at beginning of year	39.19
Low	37.51
High	42.43
Closing price	39.94
Appreciation in last quarter (%)	1.91
Appreciation in last 12 months (%)	24.54

STOCK MARKET RATIOS	
Price/Book value (times)	2.40
PER (price/earnings, times)	14.74
Dividend yield (%)	2.69

Number of shareholders	106,522
Number of shares	77,379,815
Number of shares held by nonresidents	22,941,838
Average daily trading (number of shares)	249,653
Average daily trading (thousands of euros)	9,930

Variations in earnings and dividend per share


0.80
0.60
0.40
0.20
Millions of euros
0.69
0.67
0.26
0.28
Mar 04
Jun
Sep
Dec
Mar 05
EPS
DPS

Bankinter's market capitalization trend


3,500
3,250
3,000
2,750
2,500
2,250
2,000
Millions of euros
3,090.55
2,457.48
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005

18.People

	03/31/2005	03/31/2004	Variation Amount	Variation %
Number of employees (*)	3,356	3,105	251	8.08
Average length of service of employees (in years)	10.43	11.12	-0.69	-6.21
Average age (in years)	36.87	36.83	0.04	0.11
Men (%)	55.04	54.98	0.06	0.10
Woman (%)	44.96	45.02	-0.06	-0.12
Employees who telework (%)	43.41	72.66	-29.25	-40.25
Internal job rotation (%)	8.13	8.18	-0.05	-0.01
External turnover (%)	2.83	3.22	-0.39	-12.09
Employees with university degrees and postgraduate studies (%)	67.69	67.08	0.61	0.91

(*) Full-time equivalent



19.Quarterly events

>> PRODUCTS

In January Bankinter and Vodafone España presented their cooperation agreement for the development of wireless-technology banking products and services. This alliance has already materialized in the launch of an offer for Vodafone BlackBerry 7100v and 7230 handsets with a pre-installed Bankinter broker application - the only wireless device on the market facilitating operations on the Spanish and International stock markets.

Bankinter's Internet portal for corporate customers, Ebankinter empresas, which this quarter celebrated five years of financial operations, presented ENCAJA, a cash management service for companies that can be downloaded from the website and which enables the companies' situation to be controlled simply, quickly, and free of charge.

In order to complete its wide range of funds, which covers all types of industries and markets, this quarter Bankinter commenced marketing of its first guaranteed fund linked to the Chinese economy, BK China Fund Garantizado, FI, a five-year product that guarantees 100% of the initial capital plus 40% of the point-to-point appreciation of the FTSE/Xinhua China 25 Index, which consists of the 25 listed securities most representative of the Chinese economy.

>> GOOD GOVERNANCE AT THE SHAREHOLDERS' MEETING

In relation to the 2005 Shareholders' Meeting, Bankinter adopted a series of innovative measures as part of the policy to increase transparency vis-à-vis shareholders and the markets and to implement corporate governance best practices.

These measures included most notably the possibility of remote voting through wireless telephony (Bankinter is the only listed company that offers this service), free-of-charge electronic voting via the Internet and, another first in Spain, the engagement of an external entity, Deloitte, which does not audit Bankinter's financial statements, to oversee the regularity of the Shareholders' Meeting's remote and proxy voting and vote-count process. The outcome of Deloitte's report, which was communicated to the Shareholders' Meeting, will also be published on the corporate website.

The Bank has enhanced its corporate website, which now enables shareholders to access the Annual Corporate Governance Report, the Report of the Audit and Compliance Committee, the proposed resolutions of the Shareholders' Meeting, and the Board of Directors' reports, as well as other reports of corporate interest. The website also provides customers with a channel over which they can submit all manner of questions to the Bank.

In the course of the Shareholders' Meeting, the Chairman of the Audit and Compliance Committee, Pedro Guerrero, presented to the shareholders the conclusions of the Annual Report of the Audit and Compliance Committee and of the Control Report prepared by the External Auditors.

>> AWARDS AND ACKNOWLEDGEMENTS

Funds.
Once again this quarter, Bankinter received various awards in recognition of its management performance and the quality of its products and services. Particularly noteworthy were the numerous awards granted to mutual funds, one of the Bank's benchmark products.

Accordingly, Bankinter obtained five Expansión-Standard&Poor's awards this year: Ebankinter Bolsa, voted the best global equity fund; BK Fondvalencia Mixto, voted the best three-year Spanish fixed-income fund; BK Fondvalencia Mixto, voted the best five-year Spanish fixed-income fund; BK Fondo Internet, voted the best three-year TMT fund; and BK Fondo Internet, voted the best one-year TMT fund.

Also, a further five Bankinter funds achieved recognition in the Cinco Días-Lipper awards: BK Dividendo received the prize for the best three- and five-year European equity funds; BK Sector Energía for the best three-year natural resources industry equity fund; BK Fondo Internet FI for the best three-year IT industry equity fund; and BK Sector Telecomunicaciones FI for the best five-year TMT industry equity fund.

Lastly, for the second consecutive year Gesbankinter was singled out as the best equity fund manager by Mi Cartera de Inversión magazine.

Technology.
This quarter Bankinter's CRM obtained the world's most prestigious technology award; the consultancy firm Gartner considered that Bankinter -which pioneered the adoption of CRM techniques in the Spanish financial services industry- has the best CRM in Europe, the Middle East and Africa.

As in previous years, technology and the Internet feature strongly in this awards section. This quarter the Banca 15 magazine awards for the industry's most distinguished personalities and entities of the year considered that Bankinter had the best financial technology.

Also, Bankinter's wireless Broker -the innovative service to which the Bank has made a clear commitment- was voted in Actualidad Económica magazine's now classic annual awards as being one of the 100 best ideas in 2004.

Corporate information.
Bankinter also received recognition for its reporting transparency. As shown by the results of a worldwide study performed by the consultancy firm PricewaterhouseCoopers, which analyzes the quality of the corporate information furnished to the markets by different companies, Bankinter was placed among the top 42 companies in the world in this prestigious ranking, alongside four other Spanish companies..

Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex 42762 BANKI E
SWIFT BKBK ES MM



BANKINTER
www.ebankinter.com

RECEIVED
2005 JUN 20 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Corporate Governance Report 2004



BANKINTER
www.ebankinter.com

2004
Corporate Governance
Report



BANKINTER

www.ebankinter.com

Index

ANNUAL REPORT ON CORPORATE GOVERNANCE

REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE OF THE BOARD OF DIRECTORS

BANKINTER, S.A
2004 CORPORATE GOVERNANCE REPORT

Approved by the Board of Directors of Bankinter, S.A. on 16 March 2005

NTRODUCTION

I. CHARACTERISTICS OF THE CORPORATE GOVERNANCE SYSTEM OF 3ANKINTER S.A.

This report is broken down into two parts: an introduction in which we describe the main features of the Corporate Governance system of Bankinter and the annual Corporate Governance Report itself (CGR), based on the model approved by the National Securities Market Committee (Comisión Nacional del Mercado de Valores - CNMV), the contents of which coincide with the infor-ıation submitted to the CNMV and published on the bank's corporate website. The CGR was unanimously approved by the Board of)irectors at its meeting held on 16 March 2005.

ßankinter is one of the most advances and innovative companies in Spain as far as good corporate governance is concerned. In addition ɔ the degree to which it follows the corporate governance recommendations, as described in detail in the CGR, Bankinter is noteworthy ɔr the following:

In 2002, all of the anti-takeover measures which could cause a situation of inequality among shareholders were eliminated. More pecifically, the voting right limit of 10%, qualified quorums for the constitution and voting at General meetings on certain resolutions nd restrictions on the appointment of Directors (by number of shares) and Chairman (by years as a Director) were eliminated.

Since 2002 the company's shareholders have been able to vote electronically and using other remote voting methods. In 2003, he option of voting by SMS was added, and in 2004 electronic voting by non-client shareholders became a possibility. Distance oting is different from delegation in that it enables shareholders to make their decisions based on the proposed resolutions on the ꞡeneral Meeting Agenda and because it safeguards the effectiveness of their votes against eventual conflicts of interest of the rep-esentative.

Since September 2003, the Bank offers its shareholders one of the country's most comprehensive interactive websites, which is acces-ible to shareholders during the entire fiscal year, not only in the days leading up to the General Meeting.

One of the characteristics of Bankinter's corporate governance system is the practice whereby the Directors periodically evaluate the ;hairman, the Managing Director and the Board as a governing, with the assistance of an independent external consulting firm. More pecifically, the consulting firm Spencer & Stuart, an international leader in this field, is responsible for independently overseeing this valuation process and reporting to the Board of Directors with the results. The certificate issued by Spencer & Stuart in this regard fol-ɔws the Corporate Governance Report.

It is very important to note that the Audit and Regulatory Compliance Committee is vested with decision-making functions on such rel-vant matters as the prior verification of results, the selection of external auditors and the supervision of the internal auditing function.

It is necessary to highlight the importance of these competencies of the Audit Committee, because they are so unusual in Spain and epresent one of the most relevant aspects of Bankinter's Corporate Governance System. In most publicly-traded companies, the Audit ;ommittee's functions are limited to advising and informing the Board of Directors but lacks any properly defined profile of competen-ies as such. At Bankinter, the Board of Directors is not authorized to approve the quarterly, bi-annual or annual results of the Group, ıefore being publicly announced, without the Audit Committee first issuing a favorable report on the results. It is a Committee report, nd not a final decision, but it is a preceptive and binding report for the Board of Directors. A negative opinion by the Committee would ıaralyze the presentation of the results and the contents would need to be modified. The Committee issues its report with absolute inde-ıendence, based on the proposals put for the by the Audit Division to the external Directors, in the presence of the external auditors. 'he technical staff of the Audit Division is responsible for preparing these proposals. The technical staff works independently and in lirect collaboration with the external auditors.

- It is also significant that the Audit Division, i.e., the internal audit function of the Bank and the Group, reports hierarchically, directly and exclusively, to the Internal Audit Committee. To guarantee the autonomy of the auditing function, Bankinter's Audit Committee is responsible for appointing and replacing the Division Director, approving the annual budget and planning its annual auditing activities, supervising its human and technical resources and ensuring that the budget is sufficient to guarantee the continuity of the Division's projects.

- The Audit Committee also plays an active role in the process of selecting, renewing and replacing the external auditors. The Audit Committee is directly responsible for organizing, supervising and resolving this procedure through an objective and transparent tender process. In 2004, the country's four most important auditing firms participated in this process. The Committee decides on the pre-selection of a candidate for appointment or renewal independently from the proposal presented by management or by the Audit Division. The Board of Directors then takes a decision on the name to be proposed to the General Meeting, based on the resolution passed by the Committee. The Committee evaluates the conditions and offers presented by the firms participating in the tender process and sets the economic terms and conditions of the contract and the limits on the activities of the selected firm in relation to auditing, consulting and other services.

- The effective independence of the independent Directors and their impact on the operation of Bankinter's Corporate Governance system are also noteworthy. These Directors, who are chosen by the Appointments and Remuneration Committee, are not and have never been professionally associated with the Bank or any company of the Group. The professional careers of these Directors are unrelated to Bankinter and all have achieved positions of professional prominence independently of their status as members of the Bank's Board of Directors. Independent Directors occupy four of the nine seats on the Board of Directors, making them the majority type of board member, considering that there are only two executive and three nominee Directors. They also have an absolute majority on the Audit Committee and the Appointments and Remuneration Committee and occupy the chairs of both of these committees.

- As mentioned above, Bankinter has only two executive Directors, the Chairman and the Managing Director. This makes the Board of Directors, and consequently its Committees, particularly independent inasmuch as the company's executive management staff is concerned. This is yet another feature of the unique and transparent Corporate Governance system assumed by Bankinter.

- The activities of the Appointments and Remuneration Committee extend not only to the typical duties assigned to this type of Committee according to the reports and codes of good governance, but also to relevant aspects such as planning the successor of the Chairman and Managing Director, evaluating the executive management staff or deciding on employee incentive plans, all of which is enormously innovative in Spain. The Appointments and Remuneration Committee meets frequently and acts independently in respect of the executive line.

- All Directors are provided with ample information before, during and after the meetings of the Board of Directors and its Committees on all of the agenda items and have easy access to the Bank's directors and management staff. Moreover, the Audit Division periodically reviews the veracity and quality of the contents of the reports and presentations made by the Managing Director and the Directors to the Board and its Committees.

Finally, in 2005 the Bank will introduce a procedure for verifying and counting delegated votes, distance votes and in person votes at the General Meeting and for verifying the security of the electronic support systems by an independent external auditor. To guarantee the neutrality of this work, it has been entrusted to a leading auditing firm different than the Group's account auditor. The results of its report will be published on the corporate website.

2. SHAREHOLDER STRUCTURE

Share capital: 115,275,678.00 euros divided into 76,850,452 shares.
As of 19 January 2005, these figures were 116,069,722.5 and 77,379,815, respectively.

As regards part A.1., as of 19 January 2005, the share capital was increased in the public deed executed before the notary public of Madrid, Agustín Sánchez Jara, and registered in the Business Register on 25 January 2005. As of the that date, the bank's share capital was as follows:

Name of shareholder	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	% of total share capital
JUAN ARENA DE LA MORA 11-20-1986	03-20-2002	172,052	497,432	0.871	
PEDRO GUERRERO GUERRERO	04-13-2000	04-13-2000	110,398	341,001	0.587
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	03-18-2003	03-18-2003	42,811	994	0.057
CARTIVAL S.A.	06-26-1997	03-20-2002	7,370,465	0	9.591
ELIAS MASAVEU ALONSO DEL CAMPO	06-27-1995	04-13-2000	35,157	4,286,522	5.623
ALONSO BOTIN-SANZ DE SAUTUOLA	03-18-2003	03-18-2003	1,224	0	0.002
JOSE RAMON ARCE GOMEZ	06-27-1996	03-23-2004	296,348	1,025	0.387
JOHN DE ZULUETA GREENEBAUM	04-18-2001	03-18-2003	8,158	0	0.011
FABIOLA ARREDONDO DE VARA	04-18-2001	03-18-2003	57,157	0	0.074

% total share capital held by the Board of Directors 17,203

Other Significant Shareholders:

Name of shareholder	Number of direct shares	Number of indirect (*)	% total share capital
CASA KISHOO, S.A.	7,320,014	365,550	10

3. GOVERNANCE AND ADMINISTRATIVE STRUCTURE OF THE COMPANY

3.1 Board of Directors

Name of shareholder	Representative	Position on the Board	Date of first appointment	Date of last appointment
JUAN ARENA DE LA MORA		CHAIRMAN (EXECUTIVE)	11-20-1986	03-20-2002
PEDRO GUERRERO GUERRERO		VICE PRESIDENT (INDEPENDENT)	04-13-2000	04-13-2000
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN		MANAGING DIRECTOR (EXECUTIVE)	03-18-2003	03-18-2003
CARTIVAL, S.A.	MARCELINO BOTIN SANZ DE SAUTUOLA Y NAVEDA	DIRECTOR (NOMINEE)	06-26-1997	03-20-2002
ELIAS MASAVEU ALONSO DEL CAMPO		DIRECTOR (NOMINEE)	06-27-1995	04-13-2000
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA		DIRECTOR (NOMINEE)	03-18-2003	03-18-2003
JOSE RAMON ARCE GOMEZ		DIRECTOR (INDEPENDENT)	06-27-1996	03-23-2004
JOHN DE ZULUETA GREENEBAUM		DIRECTOR (INDEPENDENT)	04-18-2001	03-18-2003
FABIOLA ARREDONDO DE VARA		DIRECTOR (INDEPENDENT)	04-18-2001	03-18-2003

Remuneration Paid to Directors in 2004

Remuneration Type	Figures in thousands of euros
Fixed remuneration (including salaries paid to executive directors)	2,559
Variable remuneration	676
Allowances	397
For Board and Committee meeting attendance	448
Stock options and/or other financial instruments	222
Other	0
Total	**4,302**

Other Benefits	Figures in thousands of euros
Advances	0
Loans	29,340
Pension plans and funds: contributions	760
Pension plans and funds: obligations assumed	0
Life insurance premiums	1
Guarantees provided to directors by the company	15,170

Total remuneration by type of director in 2004

Type of director	By company	By group
Executive	3,551	0
External nominee	258	0
External independent	493	0
Other external directors	0	0
Total:	**4,302**	**0**

eakdown of Remuneration Paid to Individual Directors 2004/2003

nount of remuneration paid to individual Directors in fiscal year 2004 and difference compared to the amounts paid in fiscal ar 2003 (in euros):

ıtal Board of Directors

rectors	2004	2003	Difference %
JAN ARENA	181,690.20	185,103.00	-1.84
EDRO GUERRERO	172,830.02	127,051.32	36.03 (*)
ıIME ECHEGOYEN	134,580.02	136,952.16	-1.73
VILIO BOTIN	8,968.88	74,526.21	-87.97 (**)
ARTIVAL S.A.	81,493.35	84,301.32	-3.33
LIAS MASAVEU	69,508.91	72,267.84	-3.82
)SE RAMON ARCE	122,727.79	123,301.32	-0.47
)HN DE ZULUETA	104,720.01	100,801.32	3.89
ıBIOLA ARREDONDO	83,735.57	89,419.15	-6.36
LFONSO BOTIN	106,977.79	109,801.32	-2.57
)TAL	**1,067,232.54**	**1,103,524.96**	**-3.29**

) Pedro Guerrero was named Vice President in December 2003.
*) Emilio Botín resigned as a Director in April 2004.

ixed remuneration and remuneration paid for Board meeting attendance and sitting on Board committees (euros)

ttendance

irectors	2004	2003	Difference %
UAN ARENA	100,970.10	103,801.50	-2.73
'EDRO GUERRERO	112,289.94	86,400.66	29.96
AIME ECHEGOYEN	74,039.94	75,976.08	-2.55
:MILIO BOTIN	8,968.88	33,875.55	-73.52
:ARTIVAL S.A.	41,133.30	43,650.66	-5.77
:LIAS MASAVEU	29,148.86	31,617.18	-7.81
OSE RAMON ARCE	82,367.74	82,650.66	-0.34
OHN DE ZULUETA	64,359.96	60,150.66	7.00
'ABIOLA ARREDONDO	43,375.52	48,819.89	-11.15
ıLFONSO BOTIN	66,617.74	69,150.66	-3.66
'OTAL	**623,271.98**	**636,093.50**	**-2.02**

Shares delivered to Board members

Shares	2004		2003		
Consejeros	Sums invested	# of shares delivered	Sums invested	# of shares delivered	Difference %
JUAN ARENA	40,360.05	1,261	40,650.75	1,359	-0.72
PEDRO GUERRERO	30,270.04	870	20,325.33	679	48.93
JAIME ECHEGOYEN	30,270.04	946	30,488.04	1018	-0.72
EMILIO BOTIN	0.00	0	20,325.33	679	-100.00
CARTIVAL S.A.	20,180.03	629	20,325.33	679	-0.71
ELIAS MASAVEU	20,180.03	629	20,325.33	679	-0.71
JOSE RAMON ARCE	20,180.03	629	20,325.33	679	-0.71
JOHN DE ZULUETA	20,180.03	629	20,325.33	679	-0.71
FABIOLA ARREDONDO	20,180.03	629	20,299.63	679	-0.59
ALFONSO BOTIN	20,180.03	629	20,325.33	679	-0.71
TOTAL	**221,980.31**	**6,851**	**233,715.73**	**7,809**	**-5.02**

As a general rule, the shares are unavailable while the Director remains on the Board.

Expectation of rights referenced to shares:

Options			
Director	2004	2003	Difference %
JUAN ARENA	40,360.05	40,650.75	-0.72
PEDRO GUERRERO	30,270.04	20,325.33	48.93
JAIME ECHEGOYEN	30,270.04	30,488.04	-0.72
EMILIO BOTIN	0.00	20,325.33	-100.00
CARTIVAL S.A.	20,180.03	20,325.33	-0.71
ELIAS MASAVEU	20,180.03	20,325.33	-0.71
JOSE RAMON ARCE	20,180.03	20,325.33	-0.71
JOHN DE ZULUETA	20,180.03	20,325.33	-0.71
FABIOLA ARREDONDO	20,180.03	20,299.63	-0.59
ALFONSO BOTIN	20,180.03	20,325.33	-0.71
TOTAL	**221,980.31**	**233,715.73**	**-5.02**

The rights derived from the 2003 may be exercised from January 2, 2006 through January 2, 2008. Those derived from the 2004 plan may be exercised from January 2, 2007 through January 2, 2009.

Percentage of profit earned by the company in 2004

The total remuneration paid to directors, excluding salaries to executive directors, was .65% of the consolidated net profit for the fiscal year.

3.2 Committees of the Board of Directors

EXECUTIVE COMMITTEE

Name	Title
JUAN ARENA DE LA MORA	CHAIRMAN
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	MEMBER
CARTIVAL, S.A.	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
RAFAEL MATEU DE ROS CEREZO	SECRETARY

AUDIT AND REGULATORY COMPLIANCE COMMITTEE

Name	Title
PEDRO GUERRERO GUERRERO	CHAIRMAN
JOSE RAMON ARCE	MEMBER
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA	MEMBER
RAFAEL MATEU DE ROS CEREZO	SECRETARY

APPOINTMENTS AND REMUNERATION COMMITTEE

Name	Title
JOSE RAMON ARCE	CHAIRMAN
PEDRO GUERRERO GUERRERO	MEMBER
JOHN DE ZULUETA	MEMBER
RAFAEL MATEU DE ROS CEREZO	SECRETARY

BUSINESS COMMITTEE

Name	Title
JUAN ARENA DE LA MORA	CHAIRMAN
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	MEMBER
PEDRO GUERRERO GUERRERO	MEMBER
CARTIVAL, S.A.	MEMBER
JOSE RAMON ARCE GOMEZ	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
FABIOLA ARREDONDO DE VARA	MEMBER
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA	MEMBER
RAFAEL MATEU DE ROS CEREZO	SECRETARY

3.3 THE GENERAL MEETING

The Regulations of the General Meeting of Shareholders of Bankinter were approved by the General Meeting on 23 March 2004 with a quorum of shares present and represented of 56.5% (including 1.32% of treasury stock).

The Corporate Governance Report describes the contents of the Regulations in details as well as the operation of the General Meeting of Shareholders and the resolutions passed at the 2004 Ordinary General Meeting.

The Corporate Governance Report also describes in detail the extent to which Bankinter follows the main corporate governance recommendations.

CORPORATE GOVERNANCE REPORT

PUBLICLY-TRADED CORPORATIONS

ISSUER'S I.D. FISCAL YEAR 2004
Tax ID number: A28157360

Company Name:

BANKINTER, S.A.

Registered Address:

PASEO DE LA CASTELLANA, 29
28046 MADRID
SPAIN

MODEL CORPORATE GOVERNANCE REPORT FOR PUBLICLY-TRADED CORPORATIONS

A OWNERSHIP STRUCTURE

A.1.Complete the following table on the company's share capital:

Date of last modification	Share capital (€)	Number of shares
01-19-2005	115,275,678.00	76,850,452

If there are different classes of shares, please list them on the following table:

Class	Number of shares	Par value/share

A.2. List the direct and indirect significant shareholders in your company at the end of the fiscal year, excluding directors:

Name of shareholder	Number of direct shares	Number of indirect shares (*)	% of total share capital
CASA KISHOO, S.A.	7,320,014	365,550	10

(*) Through:

Name of direct shareholder	Number of direct shares	% of share capital
LAXMI SIMCAV, S.A.	240,022	0.312
JANSI KIRANI, S.L.	90,550	0.118
BOMBAY INVESTMENT OFFICE SIM, S.A.	34,978	0.046
Total:	**365,550**	

State the most significant changes to the shareholder structure during the fiscal year.

Name of shareholder	Date of operation	Description of operation

A.3. Complete the following tables on the members of the Board of Directors who possess shares in the company:

Name of shareholder	Date of first appointment	Date of last appointment	Number of direct shares	Number of indirect shares (*)	% of total share capital
JUAN ARENA DE LA MORA	11-20-1986	03-20-2002	172,052	497,432	0.871
PEDRO GUERRERO GUERRERO	04-13-2000	04-13-200	110,398	341,001	0.587
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	03-18-2003	03-18-2003	42,811	994	0.057
CARTIVAL, S.A.	06-26-1997	03-20-2002	7,370,465	0	9.591
ELIAS MASAVEU ALFONSO DEL CAMPO	06-27-1995	04-13-2000	35,157	4,286,522	5.623
ALFONSO BOTIN-SANZ DE SAUTUOLA	03-18-2003	03-18-2003	1,224	0	0.002
JOSE RAMON ARCE GOMEZ	06-27-1996	03-23-2004	296,348	1,025	0.387
JOHN DE ZULUETA GREENBAUM	04-18-2001	03-18-2003	8,158	0	0.011
FABIOLA ARREDONDO DE VARA	04-18-2001	03-18-2003	57,157	0	0.074

(*) Through:

Name of direct shareholders	Number of direct shares
BARBARA PAN DE SORALUCE MUGUIRO	54,432
AREPAN, S.L.	443,000
VALORES DEL VISO, S.A.	140,000
VALORES DEL GUADALQUIVIR, S.A.	160,000
VALORES DEL DARRO SIMCAV, S.A.	41,000
CORPORACION VILLANUEVA, S.A.	1
GABRIELA ECHEGOYEN	464
BORJA ECHEGOYEN	530
MARIA LUISA HERRERO ZUMALACARREGUI	55,534
TUDELA VEGUIN, S.A.	1,380,951
CORPORACION MASAVEU, S.A.	1,066,626
FONDARM, S.A.	776,886
TITULOS Y VALORES MASAVEU, S.A.	453,036
GEMAVA, S.A.	425,274
FUNDACION DE LA VIRGEN DE LOS DOLORES	62,000
AGUEIRA, S.A.	32,875
FUNDACION SAN IGNACIO DE LOYOLA	30,800
ESTACIONAMIENTOS IRUÑA, S.A.	2,540
CHESTER INVERSIONES SIMCAV, S.A.	1,025
Total:	**5,126,974**

% total share capital held by the Board of Directors 17.203

Complete the following tables on the members of the Board of Directors who possess rights to shares in the company:

Name of shareholder social del consejero	Number of direct rights	Number of indirect rights	Number of equivalent shares	% of total share capital
JUAN ARENA DE LA MORA	171,031	0	171,031	0.223
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	90,929	0	90,929	0.118

A.4. State the family, commercial, contractual or business relationships, if any, which exist between significant shareholders, to the extent that they are known to the company, unless they are irrelevant or derived from the ordinary business dealings of the company:

Name of shareholder	Type of relationship	Brief description

A.5. State the commercial, contractual or business relationships, if any, which exist between significant shareholders, to the extent that they are known to the company, unless they are irrelevant or derived from the ordinary business dealings of the company:

Name of shareholder	Type of relationship	Brief description

A.6. Indicate any shareholders' agreements which have been notified to the company:

Participants in shareholders' agreement	% of share capital affected	Brief description

Indicate any actions arranged between the company's shareholders which are known to the company:

Participants in arranged actions	% of share capital affected	Brief description

Please state any modification or cancellation during the fiscal year of the aforementioned shareholders' agreements or arranged actions

A.7. State the name of any individual or legal entity which control or could control the company pursuant to article 4 of the Securities Market Act:

Name of shareholder

Comments

A.8. the following tables on the company's treasury stock:

At fiscal year end:

Number of direct shares:	Number of indirect shares (*)	% of total share capital
942,195	65,182	1.311

(*) Through:

Name of direct shareholder		Number of direct shares
INTERMOBILIARIA, S.A.		65,182
	Total:	**65,182**

Describe any significant changes during the fiscal year, as defined in Royal Decree 377/1991:

Date	Number of direct shares	Number of indirect share	% of total share capital
	0	0	0.000

Results obtained during the fiscal year from operations with treasury stock (in thousands of euros)	
	-272,110

A.9. Describe the conditions and deadline(s) for the Board of Directors to carry out acquisitions or transmissions of the treasury stock described in part A.8.

The Board of Directors, at its meeting held on 23 March 2004, agreed to authorize the Board of Directors to carry out acquisitions of treasury stock through the Bank or any company controlled by the Bank, in conformity with the Public Corporations Act.
Conditions:

The treasury stock may be acquired under any legal title and the maximum number of shares which may be acquired at any given shall be limited to the par value of 5% of the Bank's share capital or a higher figure if legally admissible, notwithstanding the circumstances foreseen in article 77 of the Public Corporations Act. The acquisition price for operations transacted on official secondary markets will be the official quoted price of the share on the date of the operation. For treasury stock purchases as a consequence of complying with the obligations established in option contracts or agreements, term purchases or the like previously entered into by the Bank, including those involving convertible or exchangeable shares or shares which are or must be issued directly to administrators, directors or employees of the Company or as a consequence of exercising purchase option, operations for which authorization is hereby granted, the applicable price will be as agreed in the pertinent agreement or contract.
Deadlines:

This authorization is valid for eighteen months and covers the treasury stock operations transacted during that time.

..10. Indicate any legal or statutory restrictions on voting rights and any legal restrictions on the acquisition or transmission of ompany stock:

BUSINESS ADMINISTRATION STRUCTURE

.1. Board of Directors

..1.1. State the maximum and minimum number of directors according to the Bylaws:

/laximum number of directors	20
/linimum number of director	5

:.1.2. Complete the following table on the members of the Board of Directors:

lame of hareholder	Representative	Title	Date of first appointment	Date of last appointment	Elected by
UAN ARENA DE LA MORA		CHAIRMAN	11-20-1986	03-20-2002	GENERAL MEETING
'EDRO GUERRERO ;UERRERO		VICE PRESIDENT	04-13-2000	04-13-2000	GENERAL MEETING
AIME ECHEGOYEN :NRIQUEZ DE LA ORDEN		MANAGING DIRECTOR	03-18-2003	03-18-2003	GENERAL MEETING
:ARTIVAL, S.A.	MARCELINO BOTIN SANZ DE SAUTUOLA Y NAVEDA	DIRECTOR	06-26-1997	03-20-2002	GENERAL MEETING
:LIAS MASAVEU ιLONSO DEL CAMPO		DIRECTOR	06-27-1995	04-13-2000	GENERAL MEETING
ιLFONSO BOTIN SANZ DE ;AUTUOLA Y NAVEDA		DIRECTOR	03-18-2003	03-18-2003	GENERAL MEETING
OSE RAMON ARCE GOMEZ		DIRECTOR	06-27-1996	03-23-2004	GENERAL MEETING
OHN DE ZULUETA GREENEBAUM		DIRECTOR	04-18-2001	03-18-2003	GENERAL MEETING
'ABIOLA ARREDONDO DE VARA		DIRECTOR	04-18-2001	03-18-2003	GENERAL MEETING

Total number of board members **9**

ndicate any members of the Board who stepped down during the fiscal year:

lame of board member	Date
:MILIO BOTIN SANZ DE SAUTUOLA Y GARCIA DE LOS RIOS	03-25-2004

B.1.3. Complete the following tables on the different types of members of the Board of Directors:

EXECUTIVE DIRECTORS

Director's name	Committee that proposed appointment	Position on the Company's organizational chart
JUAN ARENA DE LA MORA	APPOINTMENTS AND REMUNERATION COMMITTEE	CHAIRMAN
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	APPOINTMENTS AND REMUNERATION COMMITTEE	MANAGING DIRECTOR

EXTERNAL NOMINEE DIRECTORS

Director's name	Committee that proposed appointment	Significant shareholder represented or who proposed appointment
CARTIVAL, S.A.	APPOINTMENTS AND REMUNERATION COMMITTEE	JAIME BOTIN SANZ DE SAUTUOLA Y GARCIA DE LOS RIOS
ELIAS MASAVEU ALONSO DEL CAMPO	APPOINTMENTS AND REMUNERATION COMMITTEE	
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA	APPOINTMENTS AND REMUNERATION COMMITTEE	

EXTERNAL NOMINEE DIRECTORS

Director's Name social del consejero	Committee that proposed appointment	Profile
PEDRO GUERRERO GUERRERO	APPOINTMENTS AND REMUNERATION COMMITTEE	Degree in law from the Universidad Complutese de Madrid, he is a state attorney, stock broker and notary public for Madrid (on leave). He was Chairman of the *Sociedad Rectora de la Bolsa de Madrid* and the *Sociedad de Bolsas*, founding partner and vice-president of A.B. Asesores Bursátiles, S.A. and Chairman of A.B. Asesores Gestión and A.B. Asesores Red.
JOSE RAMON ARCE GOMEZ	APPOINTMENTS AND REMUNERATION COMMITTEE	Undergraduate law degree from the a Universidad Complutense de Madrid, MBA from E.O.I. and diploma in Marketing Management from Columbia University (1969). Director of Faes Farma, S.A. His entire professional career was spent at Lilly, S.A. from 1963 to 2001, where he was CEO from 1976 to 1995 and Chairman from 1992 to 2001.

Director's Name ocial del consejero	Committee that proposed appointment	Profile
JOHN DE ZULUETA GREENEBAUM	APPOINTMENTS AND REMUNERATION COMMITTEE	Undergraduate degree in history from Stanford University and MBA from the Columbial University School of Business. Commenced his professional career with The Boston Consulting Group. In 1978 he joined PepsiCo, Inc , where he was later named Chairman and General Director of Productos PepsiCo, S.A. In 1985 he joined the Cadbury-Schweppes PLC Group where he was named the Chairman of Cadbury Schweppes de España, S.A. CEO of Sanitas, S.A. since 1991.
FABIOLA ARREDONDO DE VARA	APPOINTMENTS AND REMUNERATION COMMITTEE	Undergraduate degree from Stanford University and MBA from the Harvard Business School. Commenced her professional career in J.P. Morgan. Has worked for BMG Entertainment, a division of Bertelsmann A.G., where she has held positions of responsibility in Europe, the United States and Latin America. She later joined the BBC and was a member of the Board of Directors of BBC Worldwide and BBC World. Was General Director of Yahoo Europa and is a member of the Council on Foreign Relations.

OTHER EXTERNAL DIRECTORS

Name of director	Committee that proposed appointment

State the reasons why they cannot be considered nominee or independent directors:

State any changes in the types of directors which occurred during the fiscal year:

Director's name	Date of change	Previous type	Current type

B.1.4. *State whether the classification of directors indicated in the preceding point corresponds to the breakdown foreseen in the Regulations of the Board of Directors:*

The classification corresponds to the guidelines set out in article 4 of the Internal Regulations of the Board of Directors, according to which when exercising its powers to propose directors to the General Meeting and co-optation for the provisional appointment of directors, the Board of Directors will endeavor to ensure that the composition of the Board includes the following classes of directors:

1. Directors with executive functions in the Bank.
2. Nominee directors, defined as those who are proposed by the owners of stable significant shares in the company's share capital.
3. Professional or independent directors as defined in article 14 of these Regulations.

B.1.5. Indicate the powers delegated to the managing director(s), if any:

Name of director	Brief description
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	The managing director, by delegation and under the direction of the Board of Directors and the Chairman, is responsible for conducting the bank's business and for handling the company's maximum managerial and executive functions.

B.1.6.Identify the members of the Board, if any, who occupy administrative or executive posts in other companies which are part of the publicly-traded group of companies :

Name of director	Name of the member company of the group	Title
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA	LINEA DIRECTA ASEGURADORA, S.A. COMPAÑIA DE SEGUROS Y REASEGUROS	DIRECTOR

B.1.7.Provide the names of any directors who sit on the Boards of Directors of other companies listed on official stock markets in Spain other than your group which have been notified to your company:

Name of Director	Publicly-traded company	Title
JUAN ARENA DE LA MORA	FERROVIAL, S.A.	DIRECTOR
JUAN ARENA DE LA MORA	TELEFONICA PUBLICIDAD E INFORMACION, S.A.	DIRECTOR
PEDRO GUERRERO GUERRERO	VALORES DEL DARRO SIMCAV, S.A.	CHAIRMAN
ELIAS MASAVEU ALONSO DEL CAMPO	SANTANDER CENTRAL HISPANO, S.A.	DIRECTOR
JOSE RAMON ARCE GOMEZ	CHESTER INVESTMENTS SIMCAV, S.A.	CHAIRMAN
JOSE RAMON ARCE GOMEZ	FAES FARMA, S.A.	DIRECTOR

B.1.8.Complete the following tables regarding the aggregate remuneration paid to directors during the fiscal year:

a) **By the company to which this report refers**

Remuneration Item	Figures in thousands of euros
Fixed remuneration	2,559
Variable remuneration	676
Allowances	397
For meeting and Committee attendance	448
Stock options and/or other financial instruments	222
Other	0
Total	**4,302**

Other Benefits	Figures in thousands of euros
Advances	0
Loans	29,340
Pension plans and funds: contributions	760
Pension plans and funds: obligations assumed	0
Life insurance premiums	1
Guarantees provided to directors by the company	15,170

b) **For sitting on the boards of directors and/or occupying executive positions in other companies of the Group:**

Remuneration Item	Figures in thousands of euros
Fixed remuneration	0
Variable remuneration	0
Allowances	0
For meetings and Committee attendance	0
Stock options and/or other financial instruments	0
Other	0
Total	**0**

Other Benefits	Figures in thousands of euros
Advances	0
Loans	0
Pension plans and funds: contributions	0
Pension plans and funds: obligations assumed	0
Life insurance premiums	0
Guarantees provided to directors by the company	0

c) **Total remuneration by director type:**

Director type	By company	By group
Executive	3,551	0
External nominee	258	0
External independent	493	0
Other external	0	0
Total	**4,302**	

d) **Percentage of parent company's profits:**

Total remuneration paid to directors (in thousands of euros)	**4,302**
Total remuneration paid to directors/profit earned by parent company (expressed as %)	**1.850**

B.1.9. Identify the company executives who are not at once executive directors and state the total remuneration paid to them during the fiscal year:

Name	Title
FERNANDO ALFARO AGUILA REAL	DEPUTY MANAGING DIRECTOR FOR INNOVATION
PABLO DE DIEGO PORTOLES	DEPUTY MANAGING DIRECTOR FOR MARKETS AND PRODUCTS
JUAN MARIA HERNANDEZ ANDRES	MANAGING DIRECTOR FOR INDIVIDUALS
HONORIO JIMENEZ DEL VALLE	MANAGING DIRECTOR OF RESOURCES, RISKS AND PLATFORMS
CARLOS RUIZ-JARABO COLOMER	MANAGING DIRECTOR FOR BUSINESSES
RAFAEL MATEU DE ROS CEREZO	SECRETARY GENERAL AND SECRETARY OF THE BOARD OF DIRECTORS

Total remuneration (in thousands of euros)	3,087

B.1.10. State on an aggregate basis whether there are guarantee or protective clauses for executive management in the event of dismissal or control changes, including executive directors of the company or group. State whether these agreements must be reported to and/or approved by the governing bodies of the company or group:

Number of beneficiaries 0

	Board of Directors	General Meeting
Body that authorizes the clauses		

	YES	NO
Is the General Meeting informed of these clauses	X	

B.1.11. Describe the process for establishing the remuneration of the members of the Board of Directors and the clauses of the Bylaws which address this.

El proceso para establecer la remuneración de los miembros del Consejo de Administración está establecido en los Estatutos The process for establishing the remuneration of the members of the Board of Directors is found Bylaws and the Regulations of the Board of Directors.

Article 29 of the Regulations of the Board of Directors states that:

1. Within the limits established in the Law and Bylaws, and without preclusion of the authorities of the General Meeting, the Board of Directors will, on the proposal of the Appointments and Remuneration Committee, set up the system for the Directors' remuneration applying in each financial period, and the criteria for its payment, including the possibility of payment of a fixed sum for the function of Director, sums accruing for attendance at meetings of the Board of Directors and its Committees, delivery of shares or recognition of rights of option, expectations about the Company's shares or any other system of remuneration referenced to the value of said shares, revenues, or other variable criteria.

2. The annual figure for the Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery.

3. Payments arising directly or indirectly from the exercise in the Company of executive functions other than those of a Director under a work or other contract concluded by the Company and Director are independent of the remunerations referred to.

4. The Company's annual Report will inform of the Directors' remuneration in the legally established terms, including any financing, guarantees, pensions and insurance granted or constituted by the Company in their favor.

Article 32 of the Bylaws states that:

'The Directors may, pursuant to a resolution of the General Meeting, be remunerated by one or more of the following systems: payment of a fixed sum for the function of Director, sums accruing for attendance at meetings of the Board of Directors and its Committees, by delivery of shares or recognition of rights of option thereto, or remuneration referenced to the value of said shares. A General Meeting must pass a resolution on categories of remuneration involving delivery of shares, option rights and others when so required by law. The General Meeting's resolution will, as applicable, indicate the number of shares handed over, the price of exercise of the rights of option and the other items established by law, and may have retroactive effects to the commencement of the financial period to which it refers.

The Board of Directors will resolve on the distribution of the Directors' remuneration, in line with the resolution of the General Meeting where legally applicable.

Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery.

Payments arising directly or indirectly under a service, work or other contract concluded by the Company and Director are not counted, for the effects of the above limit, in the remunerations referred to.'

B.1.12. State the names of any members of the board who are also members of the boards of directors or executives in other companies that hold significant interests in the publicly-traded company and/or companies of the group:

Name of director	Name of significant shareholder	Title
ELIAS MASAVEU ALONSO DEL CAMPO	'GRUPO MASAVEU'	DIRECTOR

Describe any relevant relationships other than those mentioned above between members of the board of directors and significant shareholders and/or group companies:

Name of director	Name of significant shareholder	Description of relationship

B.1.13. Indicate any changes made to the Regulations of the Board of Directors during the fiscal year.

There were no changes to the Regulations of the Board of Directors during the fiscal year.

B.1.14. State the procedure for appointing, re-electing, evaluating and removing directors. State the competent bodies, the procedures followed and the criteria employed in each one of these procedures.

Procedures for selecting, appointment and removing directors.

Directors who are proposed for appointment, re-election or dismissal shall abstain from participating in the deliberations and voting.

Term of office

A Director's term of office is four years, without preclusion of possible indefinite re-election for the same maximum term.

Selection

A Director must be a person of acknowledged commercial and professional probity, competence and solvency. moreover, the majority of members of the Board of Directors must have knowledge and experience which is adequate to their functions, in the terms established by law and in regulations.

Should a legal entity be a Director, the individual representing it in pursuit of the functions inherent to the post is subject to the conditions of probity, knowledge and experience indicated in this Article, and will be required personally to comply with the Director's duties in the terms of these Regulations. For a legal entity to be appointed a Director of the Bank, the Board must accept the individual representing such Director, who must be one individual only, acting permanently, unless the Director proposes their justified replacement and that is approved by the Board.

It is not necessary to be a shareholder or to hold a certain number of shares in order to sit on the Bank's Board of Directors or to hold the office of Chairman, Vice President or Managing Director or to occupy the post of Chairman or member of a Board committee.

Proposals for the appointment, re-election and resignation of Directors submitted by the Board of Directors to the General Meeting, and the Board's decisions on provisional appointments reached according to the Law and Bylaws, require a prior proposal from the Appointments and Remunerations Committee in a formal and transparent procedure. The Committee also proposes the criteria to be followed with regard to the composition of the Board and the selection of candidates for the post of director.

Should the Board decide not to follow the Appointments and Remunerations Committee proposal, it must give the specific reasons in its resolution.

Appointment

The Board of Directors comprises a minimum of five members and a maximum of twenty, appointed by the General Meeting or by the Board of Directors as established in the Public Corporations Act, the Bylaws and the Regulations of the Board of Directors; such appointment may go to individuals or legal entities, whether or not shareholders in the Company. The General Meeting may from time to time fix the effective number of Members of the Board of Directors, within those minimum and maximum limits.

Removal

The Board of Director's Rules, in accordance with the Company Bylaws regulate the reasons and procedure for the removal and resignation of directors.

The director must place his position at the disposition of the Board of Directors and formalize, if considered necessary, the corresponding resignation when he finishes his turn of office as a Bank executive when his appointment as director has been linked with supposed incompatibilities, legal requirements for removal or resignation, when acts or failures contrary to the diligence and efficiency expected have been committed, serious infringements of director's responsibility due to whatever reason causing serious damage or prejudices to the interests of the company, its credibility and reputation or functioning of the Board or justified loss of confidence in the Board.

The Board of Directors shall reach agreement on the causes leading to a director's resignation and its acceptance based on a report from the Audit and Regulatory Compliance Committee and the Appointments and Remuneration Committee.

B.1.15. Indicate the circumstances under which directors are obliged to resign

The director must place his position at the disposition of the Board of Directors and formalize, if considered necessary, the corresponding resignation when he finishes his turn of office as a Bank executive when his appointment as director has been linked with supposed incompatibilities, legal requirements for removal or resignation, when acts or failures contrary to the diligence and efficiency expected have been committed, serious infringements of director's responsibility due to whatever reason causing serious damage or prejudices to the interests of the company, its credibility and reputation or functioning of the Board or justified loss of confidence in the Board.

B.1.16. Explain whether the ultimate authority lies with the Chairman of the board. If so, indicate the measures which have been taken to limit the risk of too much power being held by one person:

YES X **NO**

Measures to Limit Risks

Article 30 of the Regulations of the Board of Directors states that the Chairman of the Board presides over all of the Company's governing and administrative bodies and is responsible for executing the resolutions of the Board, a body which he permanently represents with broad-ranging powers and the authority to adopt the emergency measures deemed to be in the Company's best interest. The Chairman exercises all other functions and faculties assigned to him by law, by the by-laws and the Regulations and may delegate part or all of his powers to other Board members, up to the legal and statutory limits. In particular, it is the Chairman's responsibility to handle the strategic direction of the Bank in unison with the Board, the Chairmen of the Internal Committees, the institutional image of Bankinter and the overseeing of innovation and new projects.

In the event of a vacancy, absence or illness, the Chairman is replaced by the Vice-Chairman or the First Vice-Chairman. In their absence, the functions of the Chairman are temporarily assumed by the CEO or, if there are several, to the one with the most seniority in the position. If there is no CEO, the responsibility would fall to the Board member with the most seniority on the Board, unless the Board designates another Board member.

The CEO, by delegation and under the supervision of the Board of Directors and Chairman, is responsible for conducting the Bank's business and for performing the Company's highest level managerial and executive functions.

B.1.17. Are any quorums other than legally-mandated ones required for any type of decision?

YES NO X

Describe how resolutions are passed by the Board of Directors, indicating the attendance quorums required and the type of majority required to pass resolutions:

Passage of resolutions

Description of resolution	Quorum	Type of majority

B.1.18. Explain whether there are any specific requirements, other than those relative to board members, for being named Chairman.

YES NO X

Description of requirements

B.1.19. State whether the Chairman casts the deciding vote:

YES X NO

Issues on which there is no deciding vote
Article 29 of the Bylaws states that the Chairman of the Board will cast the deciding vote in the event of a tie.

B.1.20. State whether the Bylaws or the Regulations of the Board establish an age limit for directors:

YES NO X

Age limit for chairman
Age limit for managing director
Age limit for directors

B.1.21. Indicate whether the Bylaws of the Regulations of the Board establish limited mandates for independent directors:

YES NO X

Maximum mandate in years

B.1.22. Indicate whether there are formal procedures for board members to delegate their votes. If so, describe them briefly.

Article 36 of the Regulation of the Board of Directors establishes that for each meeting, the Directors may grant their right to vote to any other Director by letter, telefax, telegram, e-mail or any other means which these Regulations consider valid. Proxies must be addressed to the Chairman or Secretary of the Board before the commencement of the meeting. One Director may hold a number of proxies.

B.1.23. Indicate how many times the Board of Directors met during the fiscal year. Also indicate how many times the Board met in the Chairman's absence, if any:

Number of Board meetings	9
Number of Board meetings without the Chairman in attendance	0

Indicate how many times the different Board committees met during the fiscal year:

Number Executive or Delegate Committee meetings	1
Number of Audit Committee meetings	13
Number of Appointments and Remuneration Committee meetings	7
Number of Strategy and Investment Committee meetings	0
Number of Business Committee meetings	8

B.1.24. State whether the individual and consolidated annual accounts submitted for approval are previously certified:

YES NO X

Identify the person or persons who have certified the individual and consolidated annual accounts of the company for their formulation by the Board:

Name	Title

B.1.25. Explain any mechanisms established by the Board of Directors to prevent the individual and consolidate annual accounts formulated by it from being submitted to the General Meeting with exceptions in the Auditor's Report.

To date, the individual and consolidated annual accounts have never been submitted to the General Meeting with exceptions in the Auditor's Report. If that were to occur, the Audit and Regulatory Compliance Committee would meet with the auditors to solve the problem.

B.1.26. Describe the measures adopted to ensure that the information provided to the stock market is transmitted fairly and symmetrically.

The information is first sent to the CNMV, with the market closed. It is then published on the Bank's website and. A memorandum is then sent to employees and a press conference is then convened for analysis, investors and journalists.

One of the Board of Directors' priorities is to ensure the greatest possible transparency in the relationship between the company and its shareholders.

The quarterly, bi-annual and annual financial information offered to the markets is checked in advance by the Audit and Regulatory Compliance Committee with the assistance of the company's external auditors.

The management information and other information presented to the Board of Directors by the Managing Director and other executives is audited by the Internal Audit Division, which reports its findings to the Audit and Regulatory Compliance Committee.

The Bank's Regulatory Compliance Unit is responsible for notifying relevant events to the CNMV.

B.1.27. Is the Secretary of the Board a Director?

YES **NO X**

B.1.28. Indicate the mechanisms implemented by the company, if any, to preserve the independence of auditors, financial analysis, investment banks and rating agencies.

The measures of informational transparency mentioned in part B.1.26 are in keeping with the limitations established in the regulations on privileged and relevant information, confidentiality and banking secrecy contained in the Law, in the Board of Directors Regulations and the Bankinter Stock Market Code of Conduct.

In addition to the rules of conduct applicable to the Bank's directors, the internal rules of conduct for the stock market contain the rules applicable to the different areas: (asset management, treasury stock management, management of external portfolio, analysis, financial services and risk capital and at the Group level, Gesbankinter S.A. S.G.I.I.C.. S.A. and Bankinter Seguros de Vida S.A., Sociedad de Seguros y Reaseguros S.A.), as well as those relative to operations with treasury stock and the procedures to be followed in relation to operations and decisions concerning privileged or relevant information.

The Board of Directors, through the Audit and Regulatory Compliance Committee, supervises the objectivity of the Company's and Group's relations with its external auditors, guaranteeing their independence. More specifically, the Board ensures the rotation of auditors, the absence of conflicts of interest and the transparency contained in the annual Director's report regarding the fees paid to auditors for their work and for other services. The Directors' Report expresses and itemizes all of the remuneration received by external auditors.

The Chairman of the Audit and Regulatory Compliance Committee presents the findings of the Committee's annual report at the Ordinary General Meeting of Shareholders.

The external auditors submit an annual report to the Board of Director son the conclusions of their audit and the Bank's and Group's risk control status, based on the report of the Audit and Regulatory Compliance Committee.

The Internal Audit Division reports to the Board's Audit and Regulatory Compliance Committee. The Committee appoints the director of the Division and approves the Division's annual budget and plans for the fiscal year.

B.1.29. State whether the auditing firm performs other work for the company and/or the group other than audits and, if so, state the amount of the fees paid to the auditing firm for such work and the percentage that amount represents compared to the total amount invoiced to the company and/or its group:

YES X **NO**

	Company	Group	Total
Cost of work other than audits (thousands of euros)	214	23	237
Cost of work other than audits/ Total amount invoiced by auditing firm (%)	43.0	4.6	47.6

3.1.30. State how many years the current auditing firm has been auditing the financial statements of the company and/or group ıninterruptedly. Also indicate the percentage which the number of years audited by the current auditing firm represents compared to the otal number of years for which the company's or group's income statements have been audited:

	Company	Group
Number of years audited uninterruptedly	17	17

	Sociedad	Grupo
Number of years audited uninterruptedly by current auditing firm/ otal number of years the financial statements have been audited (%)	70.00	70.00

3.1.31. Indicate the participation by members of the Board of Directors in the share capital of enterprises with identical, analogous or complementary types of activities as those making up the company's business objectives which have been notified to the company. Also ndicate the functions they perform in such enterprises.

Name of director	Name of company	% ownership	Title or function
ELIAS MASAVEU ALONSO DEL CAMPO	SANTANDER CENTRAL HISPANO, S.A.	0.249	DIRECTOR

3.1.32. Indicate and describe any procedures which exist for providing Directors with advice from external consultants.

YES X **NO**

Details of procedures

Article 19.7 of the Board of Directors Regulations states that in matters which are the jurisdiction of the Audit and Regulatory Compliance Committee and of the Appointments and Remuneration Committee, Directors who are members thereof may ask for auditors, consultants, advisers or independent experts to be hired, as the case may be, in order to assist the Commission concerned in such matters; the relevant decision is taken by the Commission with jurisdiction.

B.1.33. Indicate and describe any procedures which exist for directors to receive the information they need to prepare sufficiently in advance for Board of Directors meetings:

YES X **NO**

Details of procedure

Article 35 of the Regulations of the Board of Directors, 'Notice and Agenda' addresses this question and states that:

1. Before the beginning of each financial period, the Board of Directors will approve the program of meetings for the following year. The schedule may be modified in a resolution of the Board itself or by a decision of the Chairman, who will make the modification known to the Directors sufficiently in advance. There will be a minimum of nine meetings per year.

2. Notice of ordinary meetings is given by letter, telefax, telegram, e-mail or any other valid means leaving record, and is authorized by the signature of the Chairman or his substitute, or by the Secretary acting on the Chairman's orders. Notice must be given, except in cases of urgency or necessity, sufficiently ahead of the date of the meeting. Notice must always include the meeting's Agenda and is accompanied by the informative documentation previously defined by the Board, or which the Chairman decides in each case. The Directors may ask the Secretary of
the Board for information necessary to them for an adequate assessment of the operations or the related decisions, to allow them reasonable preparation for the meetings and to participate actively in the deliberations.

3. The Chairman decides on the Agenda for the meeting and possible changes to it. The Directors may ask the Chairman for other business to be included on the Agenda, and the Chairman must agree to that if it is requested in a resolution of the Executive Commission or by at least three Directors, not less than five business days prior to the date fixed for the meeting.

B.1.34. State whether the Directors are covered by a liability insurance policy.

YES X **NO**

B.2. Committees of the Board of Directors

B.2.1. List the Committees of the Board of Directors:

Committee Name	Number of members	Functions
AUDIT AND REGULATORY COMPLIANCE COMMITTEE	3 + SECRETARY	Among others, the responsibilities of the Audit and Regulatory Compliance Committee include: to inform the General Meeting, through the Committee Chairman, on questions raised by shareholders and falling within its scope of authority; to propose to the Board of Directors for submission to the General Meeting of Shareholders, the appointment, re-election or replacement of the external auditors and to ensure the rotation of auditing firms or teams and the prevention of conflicts of interest; to supervise the Company's internal audit services and to guarantee the independence, autonomy and universality of the internal auditing function; to oversee and supervise the Company's financial information processes and internal control system, with special reference to the regulations governing privileged and relevant information; to handle relations with the external auditors and to receive information from them, particularly on questions relative to the account auditing process. The external auditors appear at a Board Meeting at least once a year and quarterly at Committee meetings; to verify the Bank's and Group's quarterly financial statements and annual accounts, the annual report and the management report prior to being proposed by the Board of Directors or approved and prior to its publication following an examination of the reports of the external auditors and the Audit Division; to resolve the conflicts of interest and other questions relative to the norms of conduct applicable to Board members; any other functions foreseen in the Bylaws and the Board of Directors Regulations.

Committee Name	Number of members	Functions
EXECUTIVE COMMITTEE	4 + SECRETARY	The permanent delegation of powers by the Board of Directors in favor of the Executive Committee may include all of the Board's powers with the exception of those that may not be delegated according to law, the bylaws and the Regulations of the Board of Directors. The Board of Directors will determine the specific powers of the Executive Committee.
APPOINTMENTS AND REMUNERATION COMMITTEE	3 + SECRETARY	The Committee's functions include the following: to propose the appointment, re-election and resignation of Directors and members of the Board of Directors Committees; to report on the appointment of the Chairman, Vice-Chairman, CEO, Secretary of the Board, Vice-Secretary of the Board and the Company's senior executives; to report on the system of remuneration for the Directors, Consultant Directors and Board Consultants and, from time to time, to review the structure and amount of that remuneration, and to ensure its transparency; to propose the system for the remuneration of the Chairman and the Managing Director in their capacity as executives of the Bank; to report on managerial or employee incentive plans linked to movements in the price of the Bank's shares, or other variable indices; the other functions assigned to it in these Regulations or by the Board of Directors.
BUSINESS COMMITTEE	8 + SECRETARY	The Commission meets to monitor the development and results of the Bank and Group's areas and services, to facilitate the Board's familiarity with the Bank's business and development, and that of the sector and to make any recommendations and suggestions to enhance the profitability of the business, the growth of the balance, or better control of the risks of the Bank and Group.

B.2.2. List all of the Committees of the Board of Directors and their members:

EXECUTIVE OR DELEGATE COMMITTEE

Name	Title
JUAN ARENA DE LA MORA	CHAIRMAN
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	MEMBER
CARTIVAL S.A.	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
RAFAEL MATEU DE ROS CEREZO	NON-MEMBER SECRETARY

AUDIT COMMITTEE

Name	Title
PEDRO GUERRERO GUERRERO	CHAIRMAN
JOSE RAMON ARCE GOMEZ	MEMBER
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA	MEMBER
RAFAEL MATEU DE ROS CEREZO	NON-MEMBER SECRETARY

APPOINTMENTS AND REMUNERATION COMMITTEE

Name	Title
JOSE RAMON ARCE GOMEZ	CHAIRMAN
PEDRO GUERRERO GUERRERO	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
RAFAEL MATEU DE ROS CEREZO	NON-MEMBER SECRETARY

STRATEGY AND INVESTMENT COMMITTEE

Name	Title

BUSINESS COMMITTEE

Name	Title
JUAN ARENA DE LA MORA	CHAIRMAN
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	MEMBER
JOSE RAMON ARCE GOMEZ	MEMBER
PEDRO GUERRERO GUERRERO	MEMBER
JOHN DE ZULUETA GREENEBAUM	MEMBER
FABIOLA ARREDONDO DE VARA	MEMBER
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA	MEMBER
CARTIVAL S.A.	MEMBER
RAFAEL MATEU DE ROS CEREZO	NON-MEMBER SECRETARY

B.2.3. Describe the organizational and operating rules as well as the responsibilities assigned to each one of the Board's committees.

EXECUTIVE COMMITTEE

The Chairman of the Board of Directors acts as Chairman of the Executive Committee or, on delegation by the Chairman, this post is taken by the Vice-Chairman or Managing Director; the Secretary of the Board of Directors is its Secretary. The Executive Committee meets on the initiative of the Chairman whenever he deems fit for reasons of urgency or necessity. It is also convened when requested by three of the Directors forming part of the Executive Committee. The Secretary keeps Minutes of meetings, signing them, with the Committee Chairman's endorsement, and they are reported to the Board of Directors, notwithstanding the efficacy of the Committee's resolutions which require no subsequent ratification by the Board. The Committee's Secretary convenes the Committee, and files the minutes and documentation tabled with it. The provisions in these Regulations on the operation of the Board of Directors apply on a supplementary basis to the Executive Committee. The responsibilities of the Executive Committee are reflected in part B.2.1. of this report.

AUDIT AND REGULATORY COMPLIANCE COMMITTEE

The Audit and Compliance Commission comprises a minimum of three and a maximum of five Directors appointed by the Board of Directors on the recommendation of the Appointments and Remuneration Commission.

The Commission's members are appointed for a two year term, which may be renewed. In any event, the Commission's Chairman must be replaced a maximum of every four years, and may be re-elected one year following his resignation.

The Commission's Chairman and the majority of its Members must be non-executive and independent Directors. The Commission's Chairman must have experience in financial and accounting matters. The Secretary of the Board of Directors is the Secretary of the Commission. At the discretion of the Chairman of the Commission, its meetings may be attended by the Bank's President and Managing Director. The Commission's meetings may be attended, as speakers but not as Members, by the Manager of the Audit Division and the Manager of the Legal Consultancy, the Compliance Officer and the Company's Financial Director, with the frequency decided on by the Commission. The Chairman of the Commission may also decide that other persons from the Audit Division may attend the meetings, and the heads of the Bank and Group's different areas. The external auditors will attend the Commission's meetings whenever its Chairman considers it convenient and, in any case, meetings for the review of the auditors' report on the Bank and Group's annual accounts and management report, and those at which the quarterly results are verified prior to publication.

As applicable, the Audit and Compliance Commission regulates its own organization and operation. Although as a general rule the Commission will act through good practice recommendations addressed to the pertinent areas of the Bank, it may also pass resolutions in matters within its jurisdiction, without precluding those reserved to the Board of Directors, the Executive Commission or other Company bodies pursuant to the Act and Bylaws. The provisions in these Regulations dealing with the operation of the Board of Directors apply on a supplementary basis to that of the Audit and Compliance Commission.

The application of these rules must in any event favor the independence of the Commission's operation.

In general terms, the Commission meets with the same frequency as the Board of Directors. It also meets whenever convened by its Chairman, the Chairman of the Board of Directors, or it is requested by two members. In the absence of the Chairman, the meeting is chaired by the independent Director nominated for the purposes by the Commission. The Secretary will draft minutes of the meetings, which are signed by the Secretary and endorsed by the Commission's Chairman, and reported to the Board of Directors. The Secretary convenes the Commission and files the minutes and documentation tabled with it.

The Audit and Compliance Commission is the Board of Directors' delegated body for the exercise of the Board's faculties in supervising and controlling the Company's activity, the veracity, objectivity and transparency of the company accounts and of the economic and financial information, and compliance with the legal and regulatory provisions to which the Bank is subject. The Bank's Audit Division reports in hierarchical terms to the Audit and Compliance Commission, and is functionally attached to the Bank's General Secretary.

Its functions are described in part B.2.1. above.

APPOINTMENTS AND REMUNERATION COMMITTEE

The Appointments and Remuneration Commission will comprise a minimum of three and a maximum of five Directors nominated by the Board of Directors on the recommendation of the Appointments and Remuneration Commission. Commission members are appointed for a two-year term which may be extended. In any event, the Chairman of the Commission must be replaced every four years at the most, and may be reelected one year following his resignation. The Chairman of the Commission and a majority of its Members will be non-executive and independent Directors. The Secretary of the Board of Directors is Secretary of the Commission.

At the Commission Chairman's discretion, its meetings may be attended by the Bank's President and Managing Director.

The Appointments and Remuneration Commission will, as the case may be, regulate its own organization and operation. Within its jurisdiction, the Commission's decisions are considered resolutions tabled with the Board of Directors. The provisions in these Regulations on the operation of the Board of Directors apply on a supplementary basis to the operation of the Appointments and Remuneration Commission. The application of these rules must in any event favor the independence of the Commission's operation.

The Appointments and Remuneration Commission meets whenever convened by its Chairman, the Chairman of the Board of Directors, or requested by two members. In the Chairman's absence, meetings are chaired by the independent Director nominated for the purposes by the Commission. The Secretary keeps Minutes of meetings, signing them, with the Commission Chairman's endorsement, and they are reported to the Board of Directors. The Secretary keeps the file of minutes and documentation tabled with the Commission. Its functions are described in part B.2.1. above.

BUSINESS COMMITTEE

The Chairman, Managing Director and the Directors designated by the Board on a recommendation of the Chairman form part of the Business Commission. This Commission's members are appointed for two years, which may be renewed. The Commission is chaired by the Chairman of the Board of Directors, and the Secretary of the Board acts as its Secretary. Business Commission meetings are also attended by the Bank and Group's Managers, albeit not as Members, acting as speakers at each meeting, along with those called on by the Chairman. The Business Commission meets in principle on the same dates as the Board of Directors, and whenever convened by the Chairman of the Board of Directors.

The Business Commission meets in principle on the same dates as the Board of Directors, and whenever convened by the Chairman of the Board of Directors. The Business Commission will, as the case may be, regulate its own organization and operation. The provisions in these Regulations on the operation of the Board of Directors apply on a supplementary basis to the Business Commission.

The Secretary keeps Minutes of meetings, signing them, with the Commission Chairman's endorsement, and they are reported to the Board of Directors. The Commission's Secretary convenes the Commission, and files the minutes and documentation tabled with it.

Its functions are described in part B.2.1. above.

B.2.4. Where appropriate, indicate the faculties of assessment, consultation and where applicable, delegation each of the committees.

Committee Name	Brief Description
EXECUTIVE COMMITTEE	Already detailed in section B.2.3. of this report
APPOINTMENTS AND REMUNERATION COMMITTEE	Already detailed in section B.2.3. of this report
AUDIT AND REGULATORY COMPLIANCE COMMITTEE	Already detailed in section B.2.3. of this report
BUSINESS COMMITTEE	Already detailed in section B.2.3. of this report

B.2.5. Where appropriate, indicate the existence of the regulations governing the boards' committees, where they are located for consultation, and the modifications which have taken place during this fiscal year. In turn, indicate whether any annual reports on the activities of each committee have been voluntarily created.

There are no specific regulations for the boards' committees as they are regulated by the regulations of the Board of Directors, which is available on the corporate website of Bankinter.

The Audit and Regulatory Compliance Committee has drawn up and published a report on its activities during 2004.

B.2.6. Where there is an Executive Committee, explain the level of delegation and autonomy available to it in the execution of its functions for adopting agreements on the administration and management of the company.

Permanent delegation of authority by the Board of Directors in favor of the Executive Committee may comprise all the powers of the board, except for those which cannot be delegated pursuant to Law, Bylaws and the Regulations. The Board of Directors shall determine the specific powers of the Executive Committee.

B.2.7. Indicate whether the composition of the Executive Committee reflects participation on the Board of the different directors based on their condition.

YES X NO

In case of a negative response, detail the composition of the Executive Committee.

B.2.8. In the case of the existence of an Appointments Committee, indicate whether all of its members are external directors:

YES X NO

C OPERATIONS WITH ASSOCIATED COMPANIES

C.1. Details of relevant operations which imply a transfer of resources or obligations between the company or entities of its group and the significant shareholders of the company:

Name or company name of the significant shareholder	Name or company name of the company or the entity of its group	Nature of the operation	Type of relationship	Amount (in thousands of euros)
CASA KISHOO, S.A.	BANKINTER, S.A.	Commercial, contractual	Financial risk	15,792

C.2. Details of relevant operations which imply a transfer of resources or obligations between the company or entities of its group and the administrators or directors of the company:

Name or company name of the significant shareholder	Name or company name of the company or the entity of its group	Nature of the operation	Type of relationship	Amount (in thousands of euros)
JUAN ARENA DE LA MORA	BANKINTER S.A.		CREDIT	7,567
PEDRO GUERRERO GUERRERO	BANKINTER S.A.		CREDIT	962
JAIME ECHEGOYEN ENRIQUEZ DE LA ORDEN	BANKINTER S.A.		CREDIT	3,514
CARTIVAL, S.A.	BANKINTER S.A.		CREDIT	3,300
ALFONSO BOTIN SANZ DE SAUTUOLA Y NAVEDA	BANKINTER S.A.		CREDIT	1,182
RAFAEL MATEU DE ROS CEREZO	BANKINTER S.A.		CREDIT	2,625
HONORIO JIMENEZ DEL VALLE	BANKINETR S.A.		CREDIT	2,404
CARLOS RUIZ-JARABO COLOMER	BANKINTER S.A.		CREDIT	2,671
JUAN MARIA HERNANDEZ ANDRES	BANKINTER S.A.		CREDIT	1,789
FERNANDO ALFARO AGUILA REAL	BANKINTER S.A.		CREDIT	1,663
PABLO DE DIEGO PORTOLES	BANKINTER S.A.		CREDIT	1,345

C.3. Details of relevant operations undertaken by the company with other companies belonging to the same group, provided that they are not eliminated during the creation of consolidated financial statements and are not part of the company's normal business as its object and conditions:

Company name of the entity of its group	Brief description of the operation	Amount (in thousands of euros)

C.4. Where appropriate, identify the situation of conflicts of interests of the company's directors, as stipulated in article 127 of the Public Corporations Act.

There is no knowledge of conflicts in interest of any of the Directors of the entity.

C.5. Detail the mechanisms established to detect, determine and solve possible conflicts of interests between the company and/or its group, and its directors, executives or significant shareholders.

Article 23 of the Rules of the Board stipulates the following:

'The Directors shall inform the Board of Directors or the Audit and Regulatory Compliance Committee of any conflicts of interest they may have with the Company, and specifically of any remunerated activities they undertake for other companies or entities or that they undertake on one's own account, and in general, any other situation that may be relevant or affect the fulfillment of their obligations as Directors of the Company as soon as they become aware of their existence or of the possibility of conflict.

In the event of a conflict, the Director in question shall abstain from intervening in all deliberations, decisions and operations which the conflict refers to.

The Directors shall inform the Audit and Regulatory Compliance Committee of shares in the capital of companies, when they are principal or assign them control of the same as expressed in these Rules, as well as any modification which may arise concerning the mentioned shares.

Operations between the Directors and the Company shall adhere to market prices and shall be executed with full transparency, and with the application of the rules of conduct of the stock market which are contained in these Rules and of all other limitations which are legally applicable.

With the exception of typical bank operations, the Directors shall inform the Audit and Regulatory Compliance Committee of professional, commercial or economic transactions with the Company, whether they are direct or indirect, especially those not linked to the Company's ordinary business and those which are exceptionally not carried out under normal market conditions.

When requested by the Audit and Regulatory Compliance Committee, the executive directors shall also inform it of their investments and financial and economic operations in general.

Directors are not to use the company name or their status as a director when carrying out operations on their own behalf or related individuals. Neither should they use Bank information, employees, nor make use of their position to gain a financial advantage, except when carrying out an approved personal operation under market conditions or when the information is in the public domain.

Directors must not either for their own benefit or related individuals undertake any operation related to the company to which they had prior knowledge due to their position when the investment or operation would have been offered to the company or with which it would have had an interest. The exception is where the company has without influence of the director in question, underestimated the investment or operation. The directors business opportunity is understood to be any possibility of making an investment or financial, industrial, commercial or property operation that may have arisen whilst exercising his responsibilities or by using Bank information or indeed circumstances that would be reasonable to believe that the offer was made to the Bank by a third party.

D RISK CONTROL SYSTEMS

D.1. General description of the company and/or group risks policy, detailing and evaluating the risks covered by the system and justification of the suitability of these systems for each risk type.

Risk management is a core aspect of Grupo Bankinter's strategy, and the Group pays very special attention to identifying, measuring, controlling and monitoring credit risk, structural risk, market risk, derivatives risks and operational risk. The aim is to suitably manage risk and optimize such management through the assets, liabilities and hedging instruments

The Board of Directors, acting through the Audit and Regulatory Compliance Committee, the Audit Division and the Institutional Control Unit, guides and supervises the accounting policies and internal control systems and procedures, in relation to all the risks involved in the Bank's activity, and the prevention of money laundering pursuant to current legislation.

For this purpose, the Board of Directors approves and periodically reviews the main credit risks and sets and updates the operating limits of Treasury and Capital Markets.

At an executive level, there is a segregation of functions between the business units, where the risk originates from, and the monitoring and control units of the same.

Bankinter uses the 'Basel II' convergence framework definition of operational risk, which defines it as 'the risk of loss due to inadequacy or failures in the processes, personnel and internal systems or due to external events'.

Although attention to these risks has always implicitly existed, the Bank continues advancing in its systematic identification, evaluation, mitigation and management, adopting the best practices and principles of operational risk management covered in the different documents of the Basel Committee (mainly the new 'Basel II' Capital Convergence Framework' and the 'Sound Practices' published by the same committee).

To this effect, since 2003 there has been a program dedicated to developing methods and techniques for measuring operational risk and formalizing its management.

In particular:

- To define, formalize and extend the use of auto evaluations which facilitate the identification and classification of operational risks and to prioritize measures to reduce them.

- To collect information in a database of operational risk losses: a valuable source of managerial information and a base for the statistic processing of these risks in the future.

- To automate the procedures for calculating regulatory capital for different business sectors as is established in the standard focus of Basel II.

D.2. Indicate the control systems established to evaluate, mitigate and reduce the company and group's main risks.

CREDIT RISK

Bankinter has a Credit Risk Control and Monitoring Department, belonging to the Bank's Risk Management Department.

The risk control systems take the form of the procedures that control the different phases of the risk function: study, sanction, formalization, accountability as well as subsequent operation control and monitoring.

With regard to operation study and sanctions, the Board of Directors delegates within the Risk Committee and in turn the committee delegates to the different sanction departments (Risk Management and Regional Organizations Division).

The collective decision form the different sanction departments combined with the existence of an electronic system of authorizations that validates the adequacy of the delegated powers in terms of the nature, amount and length of the risk, provide the means for efficient control, given the degree of importance placed on decentralization and autonomy of the entity's distribution channels and networks.

Similarly, the important volume of Sanctioned Operations via mechanical systems –above all in the area of personal clients – based on rigorous statistical analysis of client conduct and the state of the principal macroeconomics, give the objectivity to the sanction, which in itself is an element of preventative control of the upper most importance.

With reference to the formalization and accountability of credit operations, the integration of all the Bank's operating systems must be highlighted, especially the connection between the Bank's 'authorization application' and the 'unified contracts system', that contributes significantly to the reduction of operational risk.

With regards to credit risk control and monitoring systems, Bankinter has introduced anticipatory tools that facilitate the management of situations where clients are in breach of contract and the prevention of future risks.

The 'Client non-standard risk classification system' classifies the credit portfolio into different risk grades or categories, thereby easing the risk management.

The objective non-standard classification is directly linked to the client's breach of contract with the Bank, assigning him the worst of his positions, according to the applicable standards for situations of failure to pay on time: bankruptcy, doubtful or an incident of more than 30 days.

The subjective non-standard classification has two categories: to extinguish / to assure and monitor, either being applied at the discretion of any Bank employee, or automatically, as a result of spécific investigations regarding the client's repayment capability and specific situation development both within our entity and the system.

The 'client alert system' assigns points to clients after processing a series of balanced variables based on statistical analysis.

This is a universal system for the full portfolio, as well as treating clients individually, for the particular area of business. The modification of the required grade for a client to be alerted enables us to improve the efficiency of the model by better anticipating and alerting fewer clients.

The integration of systems and applications that shape the risk function should be classified as an additional control in itself. For example, the quality of the non-standard risk could determine the automatic blockage of sanction operations or the suspension of the facility to sanction operations.

The efficiency of the systems previously described can be credited to the exceptional development of the Bank's late payment figures that compare very positively to that of our competitors.

MARKET RISK

Interest rate, currency and variable-interest risks are managed and controlled using the value-at-risk (VAR) methodology.

The VAR methodology quantifies the maximum potential loss that can arise from a given portfolio with a 99% confidence level and a one-day time horizon. VAR is calculated by the parametric model, which is based on the statistical assumption that changes in market prices follow a normal probability distribution.

For this purpose, the Board of Directors of Bankinter S.A. has established limits and internal measurement procedures for the risk on each of the products and markets in which the Division trades. These limits are reviewed annually.

In 2004, the Bank adopted its market risk limits to the VAR methodology which had already been used in previous years for managing and measuring this risk type. The implemented limits are established according to the global VAR level and per each risk factor. These limits are complemented with stop-loss rules and sensitivity measures.

As a supplement to using VAR to measure market risk, Stress Testing is used to quantify the maximum potential loss in portfolio value under extreme scenarios of change in the risk factors to which the portfolio is exposed.

The Stress Testing scenarios used for reference are annually approved by the Bank's Board of Directors. It applies extreme movements of interest types, stock markets, currency rates and significant changes in volatility.

In addition, estimations based on scenarios which copy historical market crises are carried out.

STRUCTURAL RISK

The purpose of Bankinter's policy on interest rate and liquidity risk control is to manage the impact of interest rate variations on the balance sheets and income statements of the Bank and of the consolidated Group.

The Asset-Liability Committee (ALCO), which is directly responsible for managing overall interest rate and liquidity risk, as well as stock exchange risk and institutional exchange rates. ALCO adopts the most appropriate investment and hedging strategies to mitigate the impact of interest rate fluctuations and determines the financing policies.

The Board of Directors' annually delegates the applicable operative limits for managing the abovementioned risks to The Asset-Liability Committee.

- Interest rate structural risk:

To integrally manage measure and control interest risks, a methodology known as the gap model is used. The methodology consists of an interest rate map based on certain working assumptions which facilitates information on the Bank's risk exposure to market variations in interest types.

Additionally, interest and currency rate simulations of the balance sheet are performed to estimate the influence that interest and currency rates may have on the spread, as well as for equity during interest rate fluctuations.

- Liquidity structural risk

Bankinter's liquidity risk strategy involves the coordinated management of its balance sheet assets and liabilities and, specifically, of its interbank assets and liabilities. The liquidity risk control tools used are the liquidity Gap and information on the Interbank Market Status Report.

OPERATIONAL RISK

Bankinter uses the 'Basel II' convergence framework definition of operational risk, which defines it as 'the risk of loss due to inadequacy or failures in the processes, personnel and internal systems or due to external events'.

Although attention to these risks has always implicitly existed, the Bank continues advancing in its systematic identification, evaluation, mitigations and management, adopting the best practices and principles of operational risk management covered in the different documents of the Basel Committee (mainly the new 'Basel II' Capital Convergence Framework' and the 'Sound Practices' published by the same committee).

To this effect, since 2003 there has been a program dedicated to developing methods and techniques for measuring operational risk and formalizing its management.
In particular:

- To define, formalize and extend the use of auto evaluations which facilitate the identification and classification of operational risks and to prioritize measures to reduce them.

- *To collect information in a database of operational risk losses: a source of management information and a base for the statistic* processing of these risks in the future.

- To automate the procedures for calculating regulatory capital for different business sectors as is established in the standard focus of Basel II.

D.3. If any of the risks which affect the company and/or its group have occurred, indicate the circumstances which caused them and whether the established control systems have worked.

The risks described in section D.1 are undertaken by the company and its group. The established control systems have adequately served.

D.4. Indicate if there is any commission or other managerial body in charge of establishing and supervising these control measures, and detail their tasks.

In accordance with Article 6 of the Board of Directors' Regulations, the Board in charge of, amongst others, the following tasks:

'To identify the Company's main risks and supervises the systems for control of and information on such risks, and compliance with the standards of professional ethics and of conduct on the securities market, and those concerning privileged and relevant information.'

'To authorize or ratify credit risk operations for amounts exceeding the figures decided on for these purposes by the Board of Directors of the Bank and Group.'

Bankinter has a Credit Risk Control & Monitoring Department which depends on the Bank's Risk Management Department.

The risk control systems take the form of the procedures that control the different phases of the risk function: study, sanction, formalization, accountability as well as subsequent operation control and monitoring.

With regard to operation study and sanction, the Board of Directors delegates within the Risk Committee and in turn the committee delegates to the different sanction departments (Risk Management and Regional Organizations Division).

2004 saw the creation of the Operational Risk Management Unit aimed at fomenting its active management by establishing, prioritizing and controlling the execution of specific mitigation and control programs and actions. This independent business Unit depends on the Department of Mediums, Risks and Platforms.

Some of its most important functions are the following:

- To provide the organization and executives with a global vision of operational risk.
- To evaluate and control the general level of these risks.
- To propose, promote and directly coordinate specific management programs for the main operational risks.

- To supervise the operational risk management of the different units and centers of the entity, as well as the implementation and execution of programs for identifying, evaluation, mitigating and management by the same. It ensures correct use of the awareness of operational risk which is implicit to the management units and their professionals, as well as ensuring that the same assume the managerial responsibilities in accordance with the policies, procedures and suitable incentives.

For the correct implementation of this form of management, operational risk management directors are designated in the main units and centers. These managers depend in rank on the managers of the mentioned units and work under the coordination and supervision of the Operational risk Management Unit.

The Bank's internal audit supervises the correct implementation and the efficiency of the established controls, and measurement and management measures, while keeping their preceptive independence from the management.

D.5. Identification and description of the compliance procedures of the different regulations affecting your company and/or group.

Bankinter Group has a set of internal regulations and procedures covering the adequate operation of its activity and which adhere to the legal requirements applicable to the same.

The transfer of legal regulations to our procedures and internal regulations is carried out through a process which includes the participation of the Regulatory Compliance Unit which promotes and supervises the process, and that of the business and support areas.

In the Compliance structure of the Bankinter Group, the Audit and Regulatory Compliance Committee is the top body of competency in these issues, and is responsible for supervising compliance of the Internal Conduct Regulations for Securities Markets, and also for the manuals and procedures for preventing laundering and in general for compliance with the rules of the Government and compliance by the company.

With regard to the internal regulations and established procedures, Bankinter group has an Internal Conduct Regulations for Securities Markets, and compliance with these regulations is mandatory for all professionals who work in these markets and for all people who are in any way linked to clients issuing the same.

Lastly, in order to improve transparency and the procedures for commercializing products, this year, Bankinter voluntarily adopted a Manual of Procedures for Commercializing Investment Products, approved by the CNMV. This manual intends to guarantee that the portfolio managers and sales people belonging to the company know the products they offer their clients, and are thus capable of correctly informing the clients of the characteristics of the products and to ensure that they (the clients) are aware of the risks the run and the profits they can realistically expect to obtain.

E THE GENERAL MEETING

E.1. List the constitution quorums of the General Meeting established in the bylaws. Describe how they differentiate with the minimum quorum regime contained in the Public Corporations Act.

According to the current General Meeting regulations, article 14 stipulates that the quorum for the constitution of the General Meeting shall be established in accordance with the Public Corporations Act, articles 102 and 102.

E.2. Explain the regime of adopting social agreements. Describe how it differs from the regime stated under the Public Corporations Act.

As stipulated in article 14 of the General Meeting Regulations, the majorities required for the valid passage of resolutions by the General Meeting are those established in the Public Corporations Act.

E.3. List shareholder's rights with regard to the General Meetings which are different to those established in the Public Corporations Act.

There are no rights for shareholders which differ from those contained in the Public Corporations Act. Nevertheless, the General meeting Regulations incorporate measures to increase the content of the rights to information and participation in the Meeting, which are explained below.

E.4. Where appropriate, indicate the measures adopted to foment the participation of shareholders in the General Meetings.

1. Regarding announcement of the General Meeting and the shareholders' information rights.

In accordance with the Laws, Bylaws and General Meeting Rules, the General Meeting announcement will be signed by the Secretary of the Board of Directors prior to being forwarded to the CNMV from where it will be published in at least two major newspapers based in the headquarters province.

In addition to the legal a statutory requirements, the announcement shall also detail the form and place that the proposed agreements that are being put forward for approval shall be made available to shareholders as well as, the Management Report, Financial Year Report, Corporate Committee Annual Report, Social Reasonability Report and any other report or document the Board of Directors decide to include in the General Meeting. Electronic addresses and telephone numbers for use by shareholders shall also be included.

The announcement shall be forwarded to the CNMV as well as the corresponding regulatory bodies and shall also be included on the corporate website where the aforementioned reports and documents shall also be published indicating the relevant section or extract

Beyond the announcement issue date, the company publishes on its website and via other means of communication it deems necessary the entire text of the proposed agreements put together by the Board of Directors as per the agenda except those proposals that by Law or Bylaws that do not have to be made available to shareholders from the date of the announcement and *where the Board of Directors consider special circumstances exist not to do so. In the event that any of the proposals be modified* prior to the General Meeting, the Board of Directors shall inform the shareholders of said modification and shall read out the entire contents of the new proposal prior to voting. Likewise from the date of the announcement, the company shall include all information it deems necessary to assist shareholders to attend and participate in the meeting on the corporate website, including:

- Vote delegation procedure.
- Delegation systems or electronic voting that can be used.
- Information on the place where the meeting is to be held.
- If necessary, information on the systems and procedures in order to follow the meeting from a distance.

Shareholders have the right in any case to request the Company to deliver free of charge to their home, all the documents mentioned in this article. Moreover, the mentioned information is available on the website in Spanish and English with the Spanish version taking precedence.

Regarding shareholders' information rights prior to the Meeting, the Company complies with its legal obligations to provide information to the shareholders via the corporate website, without prejudice to using other means and without prejudice to the shareholders rights who by law may request hard copy information.

The corporate website serves, amongst other things, as a means for communicating:

- The Meeting announcement and the publication of the corresponding information and documentation.
- Shareholders' information established by law, Bylaws and the existing Rules.
- The dissemination of information pertinent to the company in accordance with the Law.
- Shareholders' information rights.
- Shareholder voting delegation rights and the electronic voting procedure as defined by Bankinter.

The requests for information by shareholders and the answers provided by Bankinter shall be via the corporate website using E-mail or any other means available to the company. In any case, shareholders can exercise their right to information by approaching the Board's General Secretary or the company Shareholders Office.

Shareholders may request information or clarification pertinent to the agenda items from Bankinter or send the company their questions in writing, up to seven days prior to the meeting.

Furthermore, shareholders shall be able to request in the same timescale all information passed to the CNMV by Bankinter, and thereby in the public domain, since the last General Meeting.

Bankinter is obliged to supply written information up until the day of the General Meeting. If the information has not been requested within the specified timescale, then it may be provided during the Meeting or within the seven days following the meeting.

Regarding shareholders' information rights during the meeting, it is worthy of note that on entering the building where the General Meeting is to be held, copies of the text of the proposed agreements to be discussed in the meeting together with the Annual Report, the Annual Report from the Corporate Board and general reports and documents shall be made available to shareholders. During the General Meeting shareholders may verbally request information or clarification on those items included on the agenda and, in the event of not being able to provide appropriate response during the General Meeting, Bankinter is obliged to provide the information, in writing, during the first seven days following the meeting. The Company shall provide the information requested except in cases where judged by the President, the publication of such information would prejudice company interest. This does not refer to agenda items or unnecessary or abusive items.

Information may not be denied when the request is supported by shareholders who represent at least a quarter of the company's capital.

The Board of Directors shall be responsible for ensuring that all information required by law to be made available to shareholders is made available. The Board of Directors may empower one of its members, the Secretary or Bank Managers or employees as deemed necessary to respond to the Shareholders' information requests.

Without prejudice to the above, shareholders can at any moment via the Company Shareholder Office make any proposal, idea or consultation in relation to the company's activities.

2. Regarding delegation and exercising the right to vote.
2.1. Vote: Exercising the right to vote is done by a show of hands for each agreement on the agenda. Concerning the 2005 General Meeting, as already happens with the vote delegations, the possibility to vote from a distance shall be established prior to the Meeting for each of the resolutions on the agenda. Distance votes are counted as present on the minutes of the Meeting.

2.2. Delegation: Any shareholder with a right to attend may be represented at the Meeting by another shareholder who also has a right to attend.

Voting delegation systems allowed at the Meeting are as follows:

- By ordinary postal service, by sending the card signed by the shareholder to the Bank or handing it to any related office or center.

- By internet:

  - Customers of ebankinter.com: using the password from the coordinate card as previously described.
  - Non customers of ebankinter.com: using the new delegation code as previously described.

- Via telephone banking: only for Bankinter telephone customers using the coordinate card password.

- By mobile telephone:

  - ebankinter.com customer shareholders: coordinate card password.
  - Non ebankinter.com customer shareholders. New delegation password.

- Bank offices and centers shall provide an IT system to collect shareholders votes who are Bankinter customers and to print the delegation form for shareholder signature.

3. Regarding the right of shareholders to speak at the Meeting.

Following constitution of a General Meeting in accordance with article 15 of the GSM Regulations, the Chairman invites shareholders who wish to participate and, if applicable, to seek information or explanations related to the items on the Agenda or to register protests, to approach and identify themselves to the Notary, giving their full names, the number of shares they hold, and the shares they represent. If they intend to ask for their speech to be recorder literally in the Minutes of the Meeting, they must hand it over at that time in writing to the Notary, so that it can be crosschecked as the shareholder speaks. If they haven't handed it over in writing, any shareholder may check that the Minutes contain their participation literally or its general sense.

Once the items of the Agenda have been disclosed, and in any event, before voting on them, the procedures begin for shareholders' participation from the place set out for this purpose and in adherence to the order of calls agreed by the Presiding Panel. The Chairman will decide on the time initially allocated to each participation, which must be the same for all shareholders and less than five minutes.

In accordance with the Regulations, the Chairman, in order to favor the participation of the shareholders, has faculties to extend the time initial allocated to each shareholder and ask them to clarify matters which were not understood or not sufficiently explained during their interventions.

E.5. Indicate whether the functions of the chairman of the General Meeting coincide with the functions of the chairman of the Board of Directors. If applicable, detail the measures which have been adopted to guarantee the independence and correct operation of the General Meeting:

YES X **NO**

Detail the measures

To guarantee security and order at the General Meeting, surveillance and protective measures are put in place, including access control systems and measures needed to guarantee the security, good order and conduct of the Meeting.

The Chairman is assigned the necessary faculties to direct and organize the Meeting and to guarantee its continuity and normality.

Likewise, the GSM Regulations envisage the obligatory participation of the Chairman of the Audit and Regulatory Compliance Committee. This is considered as a sign of good governance and a guarantee to the shareholders as his report may be considered as an offer to the shareholders who wish to ask about these issues.

E.6. Where applicable, indicate the modifications to the GSM Regulations which have been made this year.

Bankinter GSM Regulations were passed by the Board of Administration on March 23rd 2004. It was not submitted for approval in 2003 so as to wait for the publication of the Law of Transparency.

E.7. Indicate the attendance figures at the General Meetings held during the fiscal year to which this report refers to:

Attendance details

Date of General Meeting	% present	% represented	% distance votes	Total %
03-23-2004	16.500	39.080	0.000	56

E.8. Briefly indicate the resolutions passed at the General Meetings held during the year to which this report refers to and the percentage of votes with which each resolution was adopted.

In 2004, a sole General Ordinary Meeting for the fiscal year was held on March 23. The list of resolutions passed is as follows:

1. Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Statement and Annual Report), Directors' Report, proposed application of Bankinter S.A. results as well as Accounts and directors' Report for the Consolidated Group for the fiscal year 2003 including the approval of a specific early-retirement fund through reserves of 20.9 million euros (passed with 98.65% of the present and represented shares).

2. Approval of the Board of Directors' performance and the payment of dividends for the fiscal year 2003 (passed with 98.66% of the present and represented shares).

3. Re-election of Directors (passed with 98.66% of the present and represented shares).

4. Appointment of auditors for fiscal year 2004 (passed with 98.67% of the present and represented shares).

5. Amendments of articles 21 (GSM Regulations and shareholders' information rights), 25 (Board of Directors' Regulations) and 42 (voting from a distance) of the Bylaws (passed with 98.65% of the present and represented shares).

6. Approval of the GSM Regulations and Information on the Board of Directors' Regulations (passed with 98.66% of the present and represented shares).

7. Authorization of the Board of Directors to increase share capital pursuant to article 153.1.B of the Public Corporations Act. Passed with 98.66% of the present and represented shares).

8. Authorization of the Board of Directors to issue and guarantee bond issuance, obligations, in general, including bonds which may be converted or exchangeable for shares, to establish the terms and conditions of the conversion and increase the share capital as necessary, as well as to issue participating preference shares (passed by 98.65% of the present and represented shares).

9. Authorization of the Board of Directors to acquire, dispose of and amortize treasury stock (passed with 98.65% of the present and represented shares).

10. Approval of a remuneration system for Directors in accordance with Article 32 of the Bylaws (passed with 98.59% of the present and represented shares).

11. Authorization of the Board of Directors to interpret, rectify and execute the resolutions of the General meeting and to approve a revised text of the Bylaws (passed by 98.67% of the present and represented shares).

E.9. Where applicable, indicate the necessary number of shares to attend the General Meeting and if there are any statutory restrictions.

Pursuant to Article 14 of the Bylaws and 10.1 of the Boards' Regulations, to be able to attend the General Meeting, one must hold at least 600 shares. Grouping shares in order to reach the minimum required limit is accepted. There are no other statutory restrictions.

E.10. Indicate and justify the company's policies with regard to voting delegation at the General Meeting.

As stipulated in Article 9.7 of the GSM Regulations, when the proxy was legally conferred on the terms of the Act and the Regulations but does not include instructions for exercise of the vote, or bouts arise as to the recipient or scope of the proxy, such proxy is deemed to have been (i) conferred upon the Chairman of the Board of Directors, (ii) it refers to all the motions on the General Meeting's Agenda and (iii) will be case in their favor.

It is the Chairman of the Meeting, or by his delegation, the Meeting's Secretary who will settle any doubts as to the validity and efficiency of the documents creating the right of any shareholder to attend a General Meeting, and delegation or representation in favor of another shareholder, seeking where possible to encourage the correction of defects arising.

E.11. Indicate whether the company is aware of the policy of institutional investors to participate or not in the company's decisions:

YES **NO X**

Describe the policy

E.12. Indicate the address and form of access to the corporate governance contents of your website:

The address is: www.ebankinter.es.

Regarding access, on the left hand side of the aforementioned home page, there is a field entitled 'Shareholder and Investor Information'. On entering this field there is a list with another field entitled 'Corporate Governance'. Entering here reveals all information on the corporate governance of the Bankinter Group.

F LEVEL OF COMPLIANCE WITH GOOD GOVERNANCE RECOMMENDATIONS

Indicate the level of the company's compliance regarding the existing corporate governance recommendations, or where applicable, the non- adoption of these recommendations.

In the event of not fulfilling any of them, explain the recommendations, regulations, practices or criteria applied by the company.

Inasmuch as the document referred to in the Ministerial Order (ORDEN ECO/3722/2003) of 26 December, is not yet complete, you must take into account the recommendations of the Olivencia Report and Aldama Report to complete this section.

In order to inform of the level of compliance of the company with regard to existing good governance recommendations, or where applicable, of the non-adoption of these recommendations and as the single document referred to in the Ministerial order ECO/3722/2002 of 26 December has not been done, the recommendations of the Document of the Special Committee for the study of a Code of Ethics for corporate Boards of Directors has been taken into account: the governance of listed companies, issued on 26 February 1998 (Olivencia Report) and the Report of the Special Committee for the Development of Transparency and Security in the Markets and in Listed Companies, issued on 8 January 2003 (Aldama Report).

Regarding the 'Olivencia' Report, Bankinter fulfills its contents with regard to the mission of the Board of Directors as well as its composition, with its main recommendation relating to the figure of the independent director, and considering these to be those directors who are not linked to the managerial team or the shareholders with most control over the director. Directors of this type have a lot of weight in Bankinter (4 out of 9 of them), and also preside both the Audit and Regulatory Compliance Committee as well as that of Appointments and Remuneration, and one of them is the Deputy Chairman of the Board of Directors. The Deputy Chairman of the Board and the Chairman of the Audit and Regulatory Compliance Committee also participate in the Ordinary General Meeting to inform the shareholders of the Annual report of the Audit and Regulatory Compliance Committee. This report, as is the case with the Annual Corporate Governance Report, is added to the documentation and information made available to the shareholders.

The composition of Bankinter's Board of Directors, which is reflected in the corresponding section of this IAGC, ensures the necessary balance between independent and dominical board members, and the absolute majority - 7 out of 9 - of External Directors, without the Board's institutional unity being affected.

With regard to the size of the Board, the number of Bankinter Directors - 10, with one vacancy - is situated within the reasonable limits of between five and fifteen reflected in the Report.

As regards the structure of the Board of Directors, it is headed by the Chairman who, as indicated in the Report, assumes the responsibility of ensuring the smooth running of the Board, there is also a Vice-Chairman who is an Independent Director. The work of the Chairman and CEO in their double capacities as Board members and Principal Executives of the company undergoes an annual assessment. An assessment is first carried out by the Directors with the support of a first rate independent external consultant, and then by the company's executive team.

The Board's Secretary does not act as the company's Advisor, although it is the section of the Board's structure that provides the Board and its Directors with legal advice, information, support and assistance relating to all the responsibilities of the Board and its Committees, including those relating to the Corporate Governance.

Concerning that which the Report calls the delegated Regulatory Committees, we have already reported during the IAGC the existence, composition and functions of the Audit and Regulatory Compliance Committee and the Appointments and Remuneration Committee.

In connection with the running of the Board of Directors, its meetings are organized according to the recommendations contained in the Olivencia Report which refers to adequate organization of the meetings, their preparation and development, the reflection of the deliberations and decisions made during meetings in the Board's minutes and to the assessment of its running.

The process for appointing and removing Directors reflects that which was established in the Report with regard to the task that the Appointments and Remuneration Committee must fulfill during this process.

At Bankinter there is no age limit relating to the ability to hold the position of Director, a point which the Aldama Report revised in the criteria of the Olivencia Report.

The Directors' information faculties are clearly specified in the Bankinter Board Regulations, this guarantees that the Directors can gather and obtain all information necessary to the fulfillment of their supervisory functions.

The Directors receive information several days before the Board meetings are convened, which are scheduled before the end of the previous fiscal year, they can communicate with the company by e-mail - a media which is frequently used to this effect – and maintain in constant contact with the company's executive team through the different Board Committees and the presentations made by the Board of Directors.

The company's remuneration policy in relation to its Directors, the proposal, assessment and revision of which are carried out by the Appointments and Remuneration Committee, has been adapted to the criteria advocated by the Report. The information in the Report and in this IAGC is presented in aggregate form and by concept, according to the recommendations contained in the Aldama Report and the provisions of Circular 1/2004, of 17 March, of the National Securities Market Commission (CNMV) on the Corporate Governance Annual Report on the listed publicly traded companies.

The Board's Regulations detail the obligations arising from the Directors' general duties of diligence and loyalty, in particular, the obligations relating to information and dedication, situations where there are conflicts of interest, the duty of confidentiality and the exemption procedure.

With regard to the periodic and annual financial information that is presented to the markets, it is drawn up in accordance with the professional principles and practices of the annual accounts.

The Board of Directors and Audit and Regulatory Compliance Committee monitor situations that may pose a risk to the independence of the company's external auditors and is publicly kept informed of the fees paid by the company corresponding to professional services that are of a different nature to those of the audit.

Concerning the Aldama Report, many of the issues studied in this report were previously incorporated into Law 26/2003, of 17 July, by means of which Law 24/1998, of 28 July was amended, of the Securities Market and the Revised Text of the Public Corporations Act approved by Spanish Royal Legislative Decree 1564/1989, of 22 December, in order to increase the transparency of the publicly traded companies listed.

Specifically, as pointed out in its own Statement of Reasons, the law includes those recommendations which can be most adequately supported by standards regulations, such as those that refer to: a) information and transparency duties, b) the definition and regime of the administrators' duties, especially in the climate of a conflict of interests and c) the obligation to equip oneself with a range of mechanisms as regards corporate governance including Board of Directors and General meeting rules.

The Bankinter Board of Directors approved a new version of the Board of Directors Regulations on 18 June 2003 that is fully adapted to the Transparency Act Project, the final text of Law 26/2003 did not, however, require subsequent amendment. Equally, the new Board of Directors Regulations was presented to the CNMV on 30 July 2003. Title III of these regulations contains the code of conduct relating to the securities market that is applicable to the Bank's Directors. Bankinter is the first Spanish company to present the CNMV with its Board of Directors Regulations fully adapted to the Transparency Act.

Bankinter's organization and administration is based on the principles of transparency and the duty of informing as advocated in the Aldama Report. The company, therefore, supplies the market completely, correctly, fairly and in good time with the balanced information that the report considers should be made public by the listed companies regarding its governance structure, specifically the structure of the ownership of the company, its administrative structure, operations with associated companies and intragroup operations, its risk control systems and the running of the General Meeting. All this information is contained in the IAGC, which is presented according to the model approved by the CNMV in Circular 1/2004 of 17 March, of the CNMV on the IAGC of the listed publicly traded companies, and follows the guidelines advocated by the Aldama Commission.

Bankinter's corporate web site on which the Bank's company, institutional and financial information can be found, became operational – in its current format adapted to the Transparency Act – on 22 September 2003. The site's content is freely available for consultation in Spanish and also in English under the link 'Shareholder and Investor Information' on the homepage and is organized into the following sections:

- 'About Bankinter' where general information about the Company can be found: the history of Bankinter, company information, the company's organization chart and a reference to the Bankinter webs.

- 'Corporate Governance', with documents relating to Bankinter's governance and administration and the effective operations of the Board of Directors and its Committees: Bylaws, GSM Regulations, Board of Directors, Internal Rules of the Board, Committees Board of Directors, Significant Shareholders, Treasury Stock, Parasocial Agreements, Code of Professional Ethics, Code of the Securities Market and Money Laundering.

- 'CNMV's relevant events' where the information provided on relevant events corresponds exactly to that sent to the CNMV.

- 'Financial Information', where the Bank's financial information and results can be found.

- 'Bankinter share', where information can be found relating to the Bank's capital stock, the development of the share values and distributed dividends.

- 'Corporate Social Responsibility', a section that includes information on the company's Social Action and Environmental Policy as well as the Investor Procedures Manual.

- 'Press Room'.

- 'Information Request', a section that allows shareholders to request information from the Bank. Information can be requested from Bankinter through various channels, and an online form that is sent automatically to the Shareholder Office's e-mail address facilitates this task.

Title III of the Aldama Report refers to the security principle and duty of loyalty connected to the responsibilities of the administrators. The Transparency Act amended the Public Corporations Act in this respect to specify in detail the responsibilities of the administration regarding loyalty, fidelity and secrecy.

The Bankinter Board of Directors Regulations precisely reflects the definition and purposes established by the new law concerning the Directors' responsibilities. The Act does not, however, extend to the Directors' responsibilities on the securities market, which are specified in other provisions and also in the Bankinter Board Regulations.

As regards Title IV of the Report dedicated to the Company's Governance Body, the General Shareholders Meeting held in March 2004 approved a specific General Meeting Regulation, adapted to the Transparency Act and pursuant to Article 113 of the Securities Market Act introduced by the aforesaid Act. The aforesaid Regulation contains the measures included in the Aldama Report with a view to facilitating both the shareholders ability to obtain necessary information regarding points on the agenda, and its participation in the General Meetings, guaranteeing that their vote reflects their will.

Concerning the Board of Directors, the rules contained in its Regulations fully meet the requirements of the Aldama Report, both in terms of the frequency of its sessions and the measures it lists relating to its organization, aimed at improving its efficiency. The Bankinter Plenary Board of Directors, thus acts not only as an executive supervisory and control body, but also as a decision-making body that meets regularly, makes executive decisions, is in direct contact with the executive team and actively participates in the Bank's operations. The effective separation of the functions of the Chairman and CEO is clear, as is the existence of a significant number of External Directors and the minimum number of the Executive Directors: Bankinter's Board of Directors is currently comprised of two Executive Directors, four external independent and three external dominical members.

In order to guarantee effective compliance of its functions, the Board of Directors has formed several Committees to direct and control specific matters, facilitate decision-making preparation and proposals relating to these matters and reinforce the guarantees of objectivity and control of the Board's activity.

The Executive Committee shall consist of the Chairman of the Board of Directors, the CEO and any other Directors appointed by the Board. The Executive Committee members are appointed by the Board, on the Chairman's recommendation, for a two-year term which may be extended.

As a consequence of the broad powers of the Board of Directors (plenary) and the regularity with which the Board meets, the Executive Committee is convened very infrequently, once or twice a year, although it can meet at any time to adopt decisions that fall within the Board's authority and when a Board Meeting cannot be held, either at the request of the Chairman or three of the Committee members. The Plenary Board's retention of all its essential powers, combined with the effective role assumed by the Board's Regulatory Committee are significant indicators of a good Corporate Governance system, since the weight of the External Directors, in particular the independent ones, is assured within both the Board and its Committees, avoiding the phenomenon consistent with a 'de facto' replacement of part of the Board's powers by Executive or Delegate Committees controlled by Executive Directors.

In accordance with the Board's Regulations, the Audit and Regulatory Compliance Committee is comprised of a minimum of three and a maximum of five Directors, appointed by the Board of Directors for a two-year term which may be extended. However, the Committee Chairman must be replaced every four years or before this period, although s/he may be re-elected one year after stepping down as Chairman. The Committee Chairman and the majority of its Members will be non-executive and independent Directors. The Committee Chairman must have financial and accounting experience.

The head of the internal Auditing Division acts as speaker for the Committee, accompanied as necessary, by the head of the Regulatory Compliance Unit in matters within their power. The external accounting auditor's representatives take part in the quarterly Committee meetings in which the results are verified before being published, and in an annual monographic session on the auditor's report for the last fiscal year, the conclusions of which are also presented by the auditor to the Board of Directors. The Chairman and CEO of the bank may be called upon by the Committee Chairman to appear at the Committee meeting, notwithstanding the Committee's authority to meet without them. The Committee meets every month of the year except in August.

The Bank's internal Auditing Division depends hierarchically on the Audit and Regulatory Compliance Committee, which approves the appointment or removal of the head of the aforesaid Division, its annual budget and the planning of its activities.

The Committee's authority is not limited to financial and accounting supervision and control but also includes regulatory compliance and good corporate governance. The Committee's functions are not exclusively consultative; it also has decision-making authority in certain cases as set forth by the Board's Regulations. Amongst these are included the already mentioned prior and mandatory verification of the quarterly results, management of the internal auditing authority, and management – with additional support – of the process involving the proposal, appointment, re-election and replacement of the external auditors.

In addition, and in accordance with the General Meetings Regulations, the Chairman of the Audit and Regulatory Compliance Committee take part in the Ordinary General Meetings in order to keep informed of the Company's control status and the Committee's activities during the fiscal year, and also of issues that shareholders may have raised prior to the Meeting, relating to issues within the Committee's power.

The rules established in the Board of Director Regulations, and on a supplementary basis those governing the Board of Directors, apply directly to the operation of the Audit and Regulatory Compliance Committee.

In accordance with the Board's Regulations, the Appointment and Remuneration Committee shall be comprised of a minimum of three and a maximum of five Directors, appointed by the Board of Directors at the request of the Appointment and Remuneration Committee. Board members will be appointed for a two-year term which may be extended. However, the Committee Chairman must be replaced at least every four years, although s/he can be re-elected one year after stepping down as Chairman. The Committee Chairman and the majority of its Members will be non-executive and independent Directors.

The Chairman and CEO of the Bank may be called upon by the Committee Chairman to appear at the Committee meeting, notwithstanding the Committee's authority to meet without them.

This collegial body, in addition to exercising the typical powers of an Appointments and Remuneration Committee according to the corporate governance recommendations contained in the Aldama Report, handles functions such as evaluating the performance of the Board of Directors and the CEO and defining the future succession plans for the offices of Chairman and CEO.

The Chairman, CEO and the Directors designated by the Board by recommendation of the Chairman form part of the Business Committee. Board members will be appointed for a two-year term which may be extended.

These almost annual Committee meetings are attended by the Bank's General and Deputy General Managers, as well as the Executives that give the various presentations to the Committee and the Bank's Executives. It therefore functions, to a large degree, as a Strategy Committee. It does not make decisions regarding credit investments or other company risks; this power is reserved by the Plenary Board of Directors as a guarantee of the Directors' participation in the company.

The Committee meets to monitor the development and results of the Group's different areas and services, to facilitate communication between the Board and the different areas of business and control, the Board's familiarity with the business and development of both the Company and the sector itself, and to make any recommendations and suggestions to enhance the profitability of the business, the growth of the balance, or better control of the different risks of the Bank and Group.

Regarding the Board's payment, the Board of Directors in accordance with that which is stipulated in the Bylaws, annually establishes the remuneration and the distribution of the Director's by the Appointments and Remuneration Committee.

Specifically, Article 32 of the Bylaws with regard to the director's remuneration (as stated likewise in Article 29 of the Board of Directors' Committee) stipulates that the following methods of payment shall be employed to remunerate Directors: the payment of a fixed amount for the post of Director, payment of amounts accrued for attendance at the meetings of the Board of directors and the Board of Committees, the delivery of shares, recognition of option rights over the shares or remuneration with reference to the value of the same. The General Shareholders' Meeting must adopt a resolution to apply methods of payment involving the delivery of shares, option rights and any others for which the Law requires such resolution. This resolution shall specify in each case the number of shares to be delivered the exercise price of the option rights and other concepts established by Law and may be backdated to the start of the corresponding financial year. The Board of Directors shall resolve on the distribution of the Directors' remuneration, complying with the resolution of the General Shareholders' Meeting when required by Law. The annual amount of the Directors' remuneration, for all concepts, shall not exceed 1.5% of the consolidated annual net profits, notwithstanding, if applicable, other legal restrictions. The premium or equivalent value of the options or expectant rights granted to the Directors, assessed at the time of delivery, shall be taken into consideration in the aforementioned calculation. Any remuneration derived directly or indirectly from agreements for the provision of services, of an employment nature or other, shall be separate from the Directors' remuneration, and shall not be taken into consideration when calculating the aforementioned 1.5 limit.

The Board's thinking is that a substantial part of the remuneration paid to Board members is still linked to attendance at Board meetings and Committee meetings, the delivery of shares to the Bank, and the recognition of options or expectations about rights references to the appreciation of such shares. It is not believed that the remuneration through stocks or stock option plans or expectations on rights linked to actions should be limited to executive Board members. In fact, based on the principle of unity of the Board of Directors, it would rather be advisable for the remuneration of Board members to be based on a common system, without differentiating between internal (executive) and external dominical and external independent Board members.

Starting in fiscal year 2002, the information on the remuneration paid to Board members is presented on an individualized basis. No individualized information is provided on the remuneration paid to the executive board members (Chairman and CEO) independently of their status as Board members, although this information is provided on an aggregated basis.

The Corporate Governance Report includes the aggregate sum of the remuneration paid to the company's board members and executive directors, following the recommendations of the 'Aldama' Report.

****

In addition to the high level of compliance with Corporate Governance recommendations, Bankinter stands out as one of the most modern companies in Spain on this issue. Some examples of this are as follows:

- The suppression of all anti-OPA measures in 2002 as it caused inequality amongst shareholders and which continue to be legal in Spain and other companies continue adhering to them.
- The acceptance of electronic voting and other forms of distance voting since the statutory reform approved in the General Meeting of March 14, 2001. To these we can add SMS voting in 2003, electronic voting for non-clients in 2004 and 2005 which will see non-delegated firm voting by electronic means.
- Annual evaluation of the Chairman, Managing Director and the Board with independent external consultancy.
- Assignment of the Audit and Regulatory Compliance Committee of decision taking functions such important issues as the prior verification of results, selection of external auditors and management of internal auditing. This is unique in Spain.
- Real independence of independent directors, who are selected by the Appointments and Remuneration Committee, and who are not and have never been people professionally linked to the company or any entity belonging to the Group.
- Extension of the competencies of the Appointments and Remuneration Committee for planning succession of the Chairman and the Managing Director, as well as evaluating the executive team.
- Revision by the Audit Division of all information provided by the Managing Director and the members of the Board of Directors and their corresponding committees.
- The high level of information provided to the Directors before, during and after meetings held by the Board and Committees.
- The quality of the contents and the ease of use of the bank's website, as well as the ample information provided to shareholders throughout the fiscal year and not only prior to General Meetings.

In 2005 the Banks also wants to introduce a procedure for independent verification and scrutiny of the vote delegations, distance and present voting at the General Meetings by external auditors, as well as controlling the electronic systems.

G OTHER INFORMATION OF INTEREST

If you consider that there is any important principle or aspect regarding the practices of corporate governance which are applied by your company which have not been covered in this report, below refer to and explain it.

In this section you may also include any information, clarification or nuance with regard to the reports' previous sections in such a way that they be relevant and not simply reiterations of information already provided in this document.

Specifically, indicate if your company is subject to legislation on corporate governance which is not Spanish law, and where applicable, include that information which is mandatory and different than that requested in this report.

Regarding section A. 1, on January 19, 2005, the company's capital was increased by means of a public deed executed before Mr. Agustín Sánchez Jara, Notary in Madrid, and was registered at the Commercial Registry on January 25, 2005. On that day, the company's capital stock amounted to 116,069,772.5 euros and is represented by 77,379,815 shares.

Section C referring to operations with associated companies, and specifically, in reference to section C.2, no significant operations have taken place with managers and/or directors and those which have taken place are within the limits of the normal traffic of the business and have been carried out in adherence to market conditions. The total value of the direct or indirect financing to managers, directors and people relating to and associated was of 92,968,000 euros as of December 31st 2004.

With regard to section C.3, no operations outside the company's normal business activities have taken place.

Regarding section E.7., the total percentage of attendance at the General Meeting is 56.9%, if 1.32 of treasury stock is taken into account.

The percentage quoted in section B.1.8. D) has been calculated based on the income attributed to Bankinter, taking the remunerations items in section B.1.8. A) as a base.

There is however a limit of 1.5% in the Bylaws and Board of Directors' Regulations which is applied to the consolidated net income, as in not individual, without taking the payments the executive directors receive as fixed or variable salary into account. Article 29 of the Boards' regulations (as is also stated in Article 32 of the Bylaws) that 'the annual figure for the Directors' annual remuneration for all items may not exceed 1.5% of the net annual consolidated income without preclusion, as applicable, of other legal limits. For these purposes, any premium or equivalent value of options or expected rights granted the Directors is counted, valued at the moment of delivery. Payments arising directly or indirectly from the exercise in the Company of executive functions other that those of a Director under a work or other contract concluded by the Company and Director are independent of the remunerations referred to'.

In accordance with these precepts, and considering that the net annual consolidated income in 2004 rose to 163,071,000 euros and that the annual amount corresponding to the Directors' remuneration, without considering the payments arising from other functions to those of the Directors, came to 1,067,000 euros, the annual remunerations total does not exceed the aforementioned limit of 1.5%, and equals a percentage value of 0.65%.

Lastly, with regard to section B.1.10, there are no clauses of guarantee for members of the executive management, including executive directors of the company of the group in the event of their dismissal or a change of control.

This annual Corporate Governance Report has been approved by the company's Board of Directors during its session of March 16, 2005.

Indicate the Directors who voted against or abstained from voting on the approval of this report.

calle Oquendo 23
28006 Madrid

T 91 745 85 00 F 91 561 42 75
www.spencerstuart.com

SpencerStuart

24th February 2005

Bankinter S.A.
Paseo de la Castellana, 29
28046 Madrid

Attn: Board of Directors

We hereby confirm that, at the request of the Board of Directors of Bankinter, we have done the following assignments:

- Evaluation of the Board of Directors
- Evaluation of the Chairman of the Board of Directors
- Evaluation of the Managing Director

These Evaluations were done during the months of December 2004 and January 2005.

The Final Report was presented to the Board at the Board meeting of 19th January 2005.

Yours sincerely,





Ignacio Gil-Casares
Senior Director

Luis Ferrándiz
Senior Director

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2004 REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE OF THE BOARD OF DIRECTORS OF BANKINTER, S.A.

2004 REPORT OF THE AUDIT AND COMPLIANCE COMMITTEE OF THE BOARD OF DIRECTORS OF BANKINTER, S.A.

This Report was approved by the Audit and Compliance Committee of Bankinter, S.A. at its meeting on February 15, 2005, and has been posted on the corporate website (http://www.ebankinter.com) for inspection by the shareholders, together with the proposals and reports on the agenda for the Annual Shareholders' Meeting called for April 20 and 21, 2005. For full information on corporate governance at Bankinter, S.A., please see the 2004 Annual Bankinter Corporate Governance Report, notified to the Spanish National Securities Market Commission ('the CNMV') and posted on the above-mentioned corporate website.

CONTENTS

1. ORGANIZATION OF THE AUDIT AND COMPLIANCE COMMITTEE

1. Composition

The Committee is comprised of the following Directors:

Chairman:
Pedro Guerrero Guerrero
Members:
José Ramón Arce Gómez
Alfonso Botín-Sanz de Sautuola y Naveda
Secretary: Rafael Mateu de Ros Cerezo

Pedro Guerrero Guerrero is Deputy Chairman of the Board of Directors of Bankinter and was appointed by the Board on December 17, 2003. He is an independent nonexecutive Director and a member of the Appointments and Compensation Committee and of the Board's Business Committee. He has been a Director of Bankinter in an advisory capacity since 1990 and a full Director since 1999. He is a member of Bankinter's Appointments and Compensation Committee. The holder of a law degree from Universidad Complutense de Madrid, he is a government lawyer, stockbroker and Madrid notary (on leave of absence). He was the Chairman of the Madrid Stock Exchange Governing Company and of the Stock Exchange Company formed by the four Spanish exchanges, as well as a founding Shareholder and Deputy Chairman of A.B. Asesores Bursátiles, S.A. and Chairman of A.B. Asesores Gestión and A.B. Asesores Red.

José Ramón Arce Gómez is an independent nonexecutive Director of Bankinter. He has chaired the Appointments and Compensation Committee since 1999 and has been a member of Bankinter's Business Committee since 2002. He has been a Director of the Bank in an advisory capacity since 1995 and a full Director since 1999. He holds a law degree from Universidad Complutense de Madrid and a business administration degree from the E.O.I. Business School, as well as a Diploma in Marketing Management from Columbia University. A Director of FAES, he was the General Manager, Managing Director and, ultimately, Chairman of Lilly, S.A. until 2001.

Alfonso Botín-Sanz de Sautuola y Naveda has been a nominee nonexecutive Director of Bankinter and a member of Bankinter's Business Committee since 2002. He holds a degree magna cum laude from Boston University (1992). He was a financial analyst at Salomon Brothers – Corporate Finance and M&A division (1992-1995). At Bankinter, he previously headed the Risk and Corporate Business area (1995-1998) and managed Intergestora, S.A. S.C.R. (Capital-Riesgo) (1998-2000). He is the Deputy Chairman of Aleph Capital SGECR, S.A. and a Director of Línea Directa Aseguradora, S.A.

Rafael Mateu de Ros Cerezo has been the General Secretary and Secretary of the Board of Directors of Bankinter since 1986. He is a government lawyer (on leave of absence) and holds a doctorate in law.

2. Origin and history of the Committee

The origins of the Audit Committee in Spain can be traced back to Royal Decree 1245/1995 on the creation of banks and other matters relating to the legal regime governing credit institutions (made to implement Law 3/1994), which established that one of the requirements to engage in banking is 'to have a sound administrative and accounting organization, as well as suitable internal control procedures to ensure the sound and prudent management of the bank,' while adding that 'in particular, the Board of Directors must establish rules of conduct and procedures suitable to enable all of its members to perform at all times their obligations and assume the responsibilities incumbent on them in accordance with the legislation on the regulation and discipline of credit institutions, the Corporations Law, or other applicable provisions.'

At its meeting on October 11, 1995, the Board of Directors of Bankinter decided to structure the organization and broaden the functions of the Audit Committee, which had been operating since 1993, by making it an ancillary body of the Board of Directors, composed of the Chairman of the Board of Directors, the Managing Director, other Board members designated for such purpose by the Board from among the nonexecutive Directors, the General Secretary and Secretary of the Board, and the Head of the Audit Division.

The publication in Spain and abroad of several 'codes of good corporate governance' and, in the case of Spain, the 'Olivencia Report' (1998) and the 'Aldama Report' (2003), all of which highlight the key role to be played by certain specialized Board committees and, in particular, the Audit and Control or Audit and Compliance Committee, made it advisable to introduce certain modifications into the structure and operation of Bankinter's Audit Committee.

First, as a result of the publication of the 'Olivencia Code' and pursuant to a resolution of the Board on May 13, 1998, it was established that, at least, the majority of the members of the Audit and Control Committee, as it was then known, would be nonexecutive Directors. In particular, the Committee comprised the Board Chairman, the Directors José Ramón Arce and Pedro Guerrero and, as Secretary, the Board Secretary.

Subsequently, pursuant to the resolutions adopted by the Board of Directors on April 17, 2002, the Committee's name was changed to the Audit and Compliance Committee, as it is now known, and the Committee assumed the responsibilities and powers referred to below.

The Board Regulations approved on June 18, 2003, and already compliant with the Transparency Law (still a Bill at that time), were notified to the CNMV on July 30, 2003. The final version of Law 26/2003 did not require any subsequent amendment of the Regulations.

The Board Regulations of June 18, 2003, included, among other amendments, an adaptation of the previous version of the Regulations (of October 23, 2002) to the new Additional Provision Eighteen of the Securities Market Law, relating to the Audit Committee, approved by Law 44/2002 on Measures Reforming the Financial System ('the Financial Law'). The Shareholders' Meeting on March 18, 2003, resolved, among other alterations to the Corporate Bylaws, to introduce into Article 31 thereof, relating to the Audit Committee, the new definition of this body as a result of the 'Financial Law.'

Since 1999, the Bankinter Group's Annual Report has included a chapter on Corporate Governance and, since the 2002 Annual Report, a specific Corporate Governance Report. Since 2004, this latter Report has been compliant with Law 26/2003, the Ministerial Order of December 26, 2003, and CNMV Circular 1/2004, and is posted on the corporate website at www.ebankinter.com/webcorporativa.

Since its creation in 1995, the Audit Committee has operated uninterruptedly and has contributed positively to the development of the supervision and control functions of the Board of Directors and of the Audit Division. It can thus be said that Bankinter's Audit Committee has been one of the first of its kind in Spain and probably the first to operate independently from the Board and to have its own functions acknowledged exclusively by the Corporate Bylaws and the Board Regulations.

3. Characteristic features of Bankinter's Audit Committee

The functions specific to Bankinter's Audit Committee and setting it apart from similar bodies at other listed corporations are, basically, as follows:

- The Committee must verify, on a binding basis, the quarterly financial statements of the Consolidated Group and of the Bank before they are approved by the Board of Directors and published.

- The Committee is the superior corporate body to which the internal audit function reports, from both a hierarchical and functional standpoint.

- The Committee is expressly attributed functions by the Board Regulations which are directly related to the Directors' duties of fidelity and loyalty and, thus, to the corporate governance of the Bank and its compliance with regulations; accordingly, the Directors must inform the Committee of cases of direct or indirect conflicts of interest, as defined in this connection by the Corporations Law, by the Securities Market Law and by the Company's internal rules, and the Committee is the competent body for resolving issues raised in this area and to grant dispensations from or exceptions to the fiduciary duties of the Directors and the rules of conduct in the securities market.

- The Committee approves an Annual Report which is made available to all of the shareholders when a call is made for the Annual Shareholders' Meeting, and is posted on the corporate website of Bankinter, S.A.

- Bankinter's Audit Committee is probably the only one among all of its counterparts set up in Spain to assume all the responsibilities and powers described.

4. Provisions regulating the Committee

The Audit and Compliance Committee is regulated internally by Article 31 of the Corporate Bylaws and by Articles 37 and 39 of the Board Regulations, as well as by references to the Committee existing in the other internal rules of the Company.

Bankinter does not consider it necessary for the Committee to have a specific set of Regulations governing its organization and operation, because the above-mentioned provisions, including particularly those in Title VI of the Board Regulations, regulate all the features of the Committee in sufficient detail.

5. Operation of the Committee

In accordance with the Corporate Bylaws and the Board Regulations, the Audit and Compliance Committee is composed of a minimum of three and a maximum of five Directors, appointed by the Board of Directors for a two-year renewable term, subject to a report from the Appointments and Compensation Committee. However, in accordance with the law, the Committee Chairman must be substituted at least once every four years, although he/she may be reelected after one year has passed since vacating office.

The Head of the internal Audit Division acts as an ordinary speaker at Committee meetings and, where applicable, the Head of the Compliance Unit in matters falling within his/her competence. The representatives of the external auditors and the Bank's Financial Manager participate in Committee meetings to verify quarterly results before their publication, and in an annual meeting devoted solely to the auditors' report for the previous fiscal year, the conclusions of which are also presented by the external auditors at the related Board meeting. The Chairman and the Managing Director of the Bank can be called to attend Committee meetings by the Committee Chairman, notwithstanding the power of the Committee to meet without them. In fact, in 2004, the Committee met on certain occasions without one or both of the executive Directors.

The Bank's internal Audit Division reports hierarchically to the Audit and Compliance Committee, which approves the appointment or removal of the Head of Division, the annual budget for the Audit Division, and the planning of its activities.

In 2004, the Committee held eleven regular meetings and two special meetings. The Committee meets systematically at least once a month (except August). Meetings usually last for approximately two hours.

6. Powers of the Committee

The functions falling within the competence of the Audit and Compliance Committee include, among others, the following:

- Through the Committee Chairman, to present at the Annual Shareholders' Meeting the Committee's Annual Report, in accordance with the recommendations on corporate governance.

- Through the Committee Chairman, to provide information at the Shareholders' Meeting on issues raised by the shareholders in connection with matters falling within its competence.

- To propose to the Board of Directors, for submission to the Shareholders' Meeting, the appointment, reappointment or substitution of the external auditors and to oversee the rotation of firms or teams of auditors, and the prevention of conflicts of interest.

- To supervise the Company's internal audit services and ensure the independence, autonomy and universal nature of the internal audit function.

- To familiarize itself with and to oversee the financial reporting process and the Company's internal control systems, with particular reference to the rules on material insider information.

- To liaise with the external auditors with a view to receiving information on all matters related to the audit process. The external auditors attend at least one Board meeting a year and Committee meetings every quarter.

- To verify the quarterly financial statements of the Bank and of the Group, as well as the financial statements, the notes to financial statements and the management report, before their approval or proposal by the Board of Directors and before their publication, subject to the auditors' report and a report from the Audit Division.

- To resolve conflicts of interest and other issues relating to the rules of conduct applicable to the Directors.

- The other functions established in the Corporate Bylaws and in the Board Regulations.

The Committee does not therefore limit its powers to supervision and financial and accounting control, since they also cover compliance and good corporate governance. In contrast, the Committee does not perform purely consultative functions, because it also has decision-making power in the applicable cases pursuant to the Board Regulations.

For the purposes of the operation of the Audit and Compliance Committee, such rules as may be established in the Board Regulations and, secondarily, the rules governing the Board of Directors apply directly. The application of these rules must always favor the Committee's independence of operation.

The Audit and Compliance Committee has access to all the information and documentation required to perform its functions and can request the assistance of advisers, consultants, experts and other independent professionals.

2. THE COMMITTEE'S RESOURCES

The Audit and Compliance Committee is composed of a minimum of three and a maximum of five Directors. Bankinter's Audit Division is the operational instrument supporting the Committee and providing the means to implement the Committee's guidelines.

Bankinter's internal audit function is structured as an independent, objective activity, designed to add value and enhance the organization's operations. To this end, notwithstanding its independence and neutrality, the immediate aim of the Audit Division is to aid the Committee in fulfilling its objectives, and provide a systematic and disciplined approach that enables the efficacy of risk management, control, business and management processes to be evaluated and enhanced. Its ultimate aim is to ensure that these processes are regular, that they are in keeping with the Bank's risk policies, that they are carried out in full compliance with the legislation in force, and that they are duly known to and evaluated by the Directors through the Audit Committee.

The Audit Division is organized into four specialized areas:

- Remote Audits.
- Central Services, Subsidiaries and IT Audits.
- Distribution Network Audits.
- Money Laundering Prevention (to be segregated from the Division in 2005 to comply with Royal Decree 54/2005, which amends the Money Laundering Prevention Regulations).

During 2004, the Audit Division issued 543 reports in total, of which 415 were related to audits of branches, 42 to audits of central services, subsidiaries and IT, and 86 to reports on remote audits, the prevention of money laundering, and other services and projects.

The Audit Division labor force is comprised of 28 professionals (44% female and 56% male) with an average age of 39 years and an average experience of 6.40 years in the Division and 13.51 years at Bankinter. Virtually 88% are graduates and over 90% can telework.

The Audit Division's budget, which is approved by the Audit Committee, includes a specific item for the inhouse development of any software proposed by the Division.

3. COMMITTEE MEETINGS IN 2004

There follows a breakdown of the business transacted at each of the meetings held by the Committee in 2004:

January 13, 2004

Report verifying 2003 financial statements and income statement.
Verification of presentations to the Board of Directors: private banking.
Report on 'Hipoteca Unilateral' trial project.
Report on marketing of collective investment institutions.
Report on internal audit activities in 2003.

February 18, 2004

2003 external audit report presented by external auditors PwC.
Approval of Annual Audit and Compliance Committee Report.
Reappointment of external auditors for 2004.

March 16, 2004

Follow-up on binding internal audit recommendations.
Report on Management Agreements.
Report on Information Society Services Law.
Report on foreclosed assets.
Report verifying Annual Report.
Money laundering report.
Update on persons affected by internal rules of conduct.

April 20, 2004

Audit report verifying financial statements and income statement for first quarter of 2004.
Report on income statement based on IAS.
Report on Project Fridge.

May 11, 2004

Report on operating risk at branch facilities.
Report on IBM outsourcing: legal and security report.
Report on telephone platform for legal entities.
Methodology for selecting auditors of Bankinter Group.

June 15, 2004

Foncei report.
Report on Gesbankinter valuation methods.
Report on minutes of Board meetings.
Report on international equity securities depository services.
Report on process for selecting external auditors.

July 14, 2004

Report verifying financial statements and income statement of Bankinter Group as of June 30, 2004.
Report on expenses and compensation of Board and Senior Management.
Tax Unit report.
Information on Bank of Spain inspection letter.
Half-yearly follow-up on internal audit activities.

September 14, 2004

Information on new draft Bank of Spain circular.
Report of Shareholder Secretary's Office.
Report on 'Alco Results.'
Foncei report.
Money laundering prevention report.
Approval of external auditors' 2004 fees.
Follow-up on process for selecting external auditors for 2005.

October 13, 2004

Audit reports verifying financial statements and income statement of Bankinter Group.
Data Protection Organic Law Report: Bankinter Group and Línea Directa Aseguradora.
Report on Management Agreements. IT audits.
CNMV inspection.

October 21, 2004 (special meeting)

Presentation of proposals by the following firms to provide 2005 audit services to the Bankinter Group:
- Ernst & Young
- KPMG
- Deloitte
- PwC

November 10, 2004 (special meeting)

Presentation of proposal by internal Evaluation Committee for 2005 Bankinter Group audit services. Short-listing of candidates.

November 18, 2004

Audit Report on Market Risk Management and Measurement in VAR terms.
Report on tool for collective investment institution and pension fund depository services.
Equity audit report.
Equity securities desk audit report.
Report summarizing risk audits performed in SME segment.
Report monitoring central services audit recommendations.

December 14, 2004

Selection of 2005 external auditors. Proposal to renew PwC appointment for one year.
Planning for Audit Division activities in 2005.
Compliance Unit report.

4. THE COMMITTEE'S ACTIVITIES IN 2004

1. Internal control

Planning for internal Audit Division. Approval and six-monthly follow-up

Each year, the Audit Committee approves the set of activities to be carried on by the Audit Division during the year. The planning for the internal Audit Division covers in detail the reports and main tasks to be prepared and performed in the year in accordance with the audit-defined risk map used as a methodology to accomplish the Bank's control objectives.

Every six months, the Committee does a follow-up on the planning, which involves a presentation on and explanation of the extent to which the objectives set have been fulfilled. Requests by the organization to the Audit Division and included as part of the annual planning are also submitted to the Committee every six months.

The Committee is informed beforehand and, if appropriate, adopts such decisions as it sees fit on:

- The overall annual budget of the Division.
- The IT and consulting projects being tackled by the Division.
- The outsourcing of certain projects or services.
- The annual training plan for the Audit Division team.

Incident reporting

The main incidents arising at the Bank and relating to systems weaknesses, large-scale problems or purported irregularities committed by employees are reported to the Audit Committee, which oversees the measures adopted to such end by the Bank's competent bodies.

New Circular on monitoring binding audit recommendations

At the request of the Audit Committee, a new procedure was set in motion in 2004 to monitor and control binding audit recommendations, and for this purpose an internal Circular was published detailing the deadlines for resolution of the recommendations, based on their overall impact on the organization, as well as monitoring and reporting procedures within the organization and relating to the Audit Committee.

The Audit Committee monitored the extent of compliance with the new Circular in detail, making the appropriate decisions.

As a result of this new procedure, of the 795 recommendations made in 2004 (of which 111 were by the external auditors), 46% had already been finalized and 47% were in progress as of December 31, 2004.

The average time taken to resolve an audit recommendation was 120 days, with recommendations having a significant impact being finalized in 20 days on average, and those having a moderate impact in 80 days. Our experience in recent years shows that approximately 75% of recommendations are finalized, and while this rose to 80% in 2003, it is expected that this rate will be surpassed by the end of 2004.

Special reviews

The Audit and Compliance Committee gave approval to include in the Bank's 2004 Internal Audit Plan, in line with corporate governance best practices, a review of the compensation, expenses and balances of Directors, other Senior Executives and significant Shareholders of Bankinter, S.A., as well as parties related to Directors and Senior Executives.

This report, presented at the Committee meeting in July 2004 and rated satisfactorily, has led to certain opportunities for improvement in procedures being carried out by the departments involved.

This report will be repeated annually and its scope will be defined by the Audit Committee.

Noteworthy in the same connection is the independent periodic review of the minutes of Board meetings and of Board Committee meetings.

Operating Risk Monitoring Plan

At the request of the Audit Committee, the Audit Division developed a specific action plan for 2004 with a view to evaluating and preventing operating risk from the twofold standpoint of the operating risk of damage to property and systems failures. The plan combines procedural audits with on-site audits at the various centers of the organization. This plan and the measures taken as a result of the initial conclusions presented during 2004 have been monitored.

Information audits

A number of data audits were performed in 2004. On the one hand, the most relevant management information (including original sources and databases) used in the Bank's presentations were verified, while, on the other hand, various presentations to the Board of Directors and the Business Committee, including those made by the Managing Director, were verified, with a positive outcome.

Another recurring internal audit task, performed with a favorable outcome, was the verification of the information contained in the quarterly gatefold publication circulated to shareholders, investors and the market, as well as the Annual Report and the Annual Corporate Governance Report.

Compliance audits

A two-yearly audit of compliance with the measures established in personal data protection legislation took place in 2004. This is a recurring audit and its outcome was favorable.

Also noteworthy was the performance of an audit of compliance with the Information Society Services and eCommerce Law.

The compliance audits include (on a recurring basis from 2004 onwards) an audit of the contents of the minutes of Board meetings and of Board Committee meetings, and of compliance with the resolutions adopted by those bodies. The outcome of the 2004 audit was favorable. The Audit Committee has decided to perform this audit, which will cover all minutes drawn up, annually.

Review of audits of subsidiaries and investees

During 2004, the Audit Committee was informed of the various internal Audit Reports (five in total) prepared on the Bank's main subsidiaries and investees.

Monitoring of the CNMV inspection

The Audit Committee monitored the inspection by the CNMV in 2004. The Head of the Bankinter Group's Institutional Control Unit was called on various occasions to Committee meetings to report on the situation and the provisional conclusions of the inspection. The final report was sent and reported on extensively to the Committee.

Monitoring of other inspections

The Audit Committee is also informed of other inspections or partial reviews by regulatory authorities, such as the inspection by the Bank of Spain in 2004, as and when they occur.

Prevention of money laundering

In 2004, the prevention of money laundering was the responsibility of Bankinter's Audit Division, which managed the Bank's dealings with the Enforcement Service of the Commission for the Prevention of Money Laundering and coordinated the operation of the internal control body existing for that purpose at Bankinter. The prevention of money laundering is organized as a separate area within the Audit Division.

At least every six months, the Committee is informed of the activities and projects carried out in the prevention area, as well as of new legislative developments and their impact on the Bank. In 2005, this arrangement will be modified and brought into line with new legislation on the prevention of money laundering (Royal Decree 54/2005).

2. Corporate governance

The Compliance Unit reports regularly to the Audit and Compliance Committee on the planning of the legal communication obligations incumbent on Bankinter's Directors vis-à-vis the Company and the regulatory authorities as well as on the date, format and minimum information to be contained in the communications to be sent.

The Unit also reports to the Committee on its other activities, such as computerized records of securities, reports on separate areas, control of insider and confidential information, notification of relevant events, periods limiting or prohibiting transactions in the Bank's shares and other activities related to the duties of the Directors, the rules of conduct and the application of the Bankinter Group's internal regulations on conduct in the securities market, as well as on periodic updates of the list of executives affected by these internal regulations.

The Compliance Unit has its own internal website on the Bank's Intranet to support and aid the management of the application of the internal regulations on conduct in the securities market, the Code of Professional Ethics, and other internal rules of conduct governing certain areas. This information is available to the Audit Committee.

Noteworthy in this connection was the process in 2004 to select the external auditors for 2005, a process promoted and led independently by the Audit and Compliance Committee. The tender was managed by the Head of the Audit Division, with the participation of the Managing Director and senior executives representing the main areas of Bankinter affected, as members of the Tender Evaluation Committee.

The tender began with the short-listing of candidates. The Committee decided to invite the following firms to tender: PwC, Deloitte, E&Y and KPMG. The terms of the invitation to tender were approved and sent equally to the four candidates. The Committee received the written proposals of the candidates and the four firms presented their proposals at a special meeting. After considering the recommendation of the Evaluation Committee in a special meeting, the Committee proposed to the Board, for ratification at the Shareholders' Meeting, that PriceWaterhouseCoopers be the external auditors for the Bankinter Group in 2005.

3. Economic and financial information

The Audit Division presents its report verifying the Bankinter Group's consolidated income statement to the Audit Committee on a quarterly basis.

The presentation of this independent report and the Committee's approval of its conclusions are, in accordance with Bankinter's internal rules, a mandatory and binding formality, without which the Board of Directors cannot approve the quarterly, half-yearly or annual results.

The presentation consists of a report to the Committee on the process of preparation and verification of the results. The method involves reviewing the various captions in the income statement, in the CNMV-approved format, and verifying that the data therein are consistent with the Group's performance, and with the market, and analyzing the reasonableness of the methods used and of the most significant aggregates.

In all cases, the information contained in the Bankinter Group's income statement reflects adequately the Bankinter Group's accounting position.

Also, in 2004, the Audit Committee was informed of, and discussed, the imminent implementation of IAS, and the main changes resulting from these new standards and with a foreseeable impact on the Bankinter Group were analyzed.

4. Annual Control Report of the external auditors

The external auditors set forth the main recommendations and conclusions of their annual external audit engagement (Annual Control Report) at a Committee meeting specially devoted to this subject.

Furthermore, the external auditors report to the Board of Directors sitting in plenary session (generally at the meeting before the Annual Shareholders' Meeting is held) on the main conclusions of their engagement.

The Audit Committee considers and proposes to the Board of Directors (so that it can, in turn, refer this matter to the Shareholders' Meeting) the reappointment or, as the case may be, substitution and new appointment of the external auditors of the Bank and of the Group. The Committee also sets the general criteria applicable to the negotiation and terms and conditions of the audit contract.

5. THE COMMITTEE'S MAIN RELATIONSHIPS

1. With the Shareholders' Meeting

At the Annual Shareholders' Meeting, the Committee Chairman will present a summary of the Committee's Annual Report, in conformity with the latest corporate governance recommendations from the CNMV. The Committee Chairman will also provide information at the Annual Shareholders' Meeting on any issues raised by the shareholders in matters falling within the competence of the Audit Committee, in accordance with the provisions of the law and of the Corporate Bylaws.

2. With the Board of Directors

At the beginning of each Board meeting, the Chairman of the Audit Committee presents a summary of the main business transacted at the last Audit Committee meeting and appearing in the minutes thereof.

At an annual meeting of the Board of Directors sitting in plenary session, the external auditors present a summary of the Annual Control Report on the Group, which is submitted for debate by the directors.

3. With the Managing Director and Senior Management

The Managing Director attends Committee meetings whenever called for this purpose by the Committee Chairman. Other members of Senior Company Management may also attend Committee meetings, albeit exceptionally, when the matter calls for it in the opinion of the Committee Chairman or of a majority of the Committee members. As an exception, the Committee Secretary (acting in a nonvoting capacity) is the General Secretary and the Secretary of the Board of Directors (but not a Director) of Bankinter. The Committee may meet at any time without the executive Directors or executives of the Bank, and it is good practice from a corporate governance standpoint for it to do so whenever the Committee Chairman sees fit.

To underline this independence of management, all the Committee members are nonexecutive Directors and most of them are also independent Directors. The Committee Chairman is the Deputy Chairman of the Board, who also is an independent Director.

4. With the internal Audit Division

The Head of the Audit Division is an ordinary speaker at Audit Committee meetings and reports regularly on the work performed in the various areas of the Audit Division.

The internal Audit Division also reports hierarchically to the Audit and Compliance Committee and periodic meetings are usually held between the Committee Chairman and the Head of the Audit Division and her main assistants. These meetings normally deal with the guidelines to be set for Audit Division planning, the review of financial statements, or any matter the relevance of which so requires.

5. With other areas of the Bank (General Secretary's Office, Compliance Unit, Institutional Control Unit, Financial Management, etc.)

The General Secretary of the Bank (who acts as the Committee Secretary) reports regularly to the Committee on Bankinter's main corporate governance projects (such as proposed alterations to the Corporate Bylaws, the Board Regulations, the Shareholders' Meeting Regulations, the internal regulations on conduct in the securities market, etc.) and on new primary and secondary legislation, and circulars that have been, or are in the process of being, approved.

The Compliance Unit reports regularly (at least once a year) to the Audit Committee on activities in its area, notwithstanding any extraordinary matters requiring a special meeting to be called or the involvement of the Head of the Unit in any scheduled meetings or meetings to present to the Committee, or report to it on, any requests or proposals to be submitted thereto by the Directors in accordance with the law and the Board Regulations and to be submitted through the Compliance Unit.

In accordance with the Board Regulations, the Audit Committee is the competent corporate body for hearing and resolving cases of conflicts of interest, related-party transactions and, generally, duties of disclosure to which the Directors are subject in compliance with their duties of fidelity and loyalty and with the rules of conduct in the securities market, in conformity with the Corporations Law and with the Securities Market Law. The Committee approves the granting, renewal or modification of the terms of credit to, and other forms of financing for, Directors.

The Compliance Unit is the area of the Bank with the power to assist the Audit Committee in the performance of its functions of supervision over the fiduciary duties of the Directors and to act as a liaison between the Directors, the Committee and the Board of Directors.

The Head of the Institutional Control Unit reports to the General Secretary's Office and attends at least one Committee meeting a year to report on activities in the Unit's area and on the Unit's main projects.

The Bank's Financial Management attends meetings of the Audit and Compliance Committee at which the quarterly verification of the income statement by the internal Audit Division is presented, as well as the annual meeting at which the Annual Control Report of the external auditors is presented.

Depending on the contents of the reports presented by the Audit Division at each meeting, the heads of the various Divisions, Areas, Departments and Services of the Bank and of the Group are called to attend, provided that this is requested by the Committee or it is deemed appropriate for the Committee's sound operation. The heads of the audited areas always have the right to make such submissions and observations as they see fit before the final internal audit reports are issued, and they can, and must, participate in the recommendation implementation process through the interactive database existing at the Bank for these purposes.

6. With the external auditors

The external auditors attend meetings of the Audit and Compliance Committee four times a year when the quarterly verification of the income statement by the internal Audit Division is presented, as well as the annual meeting at which the findings of the Annual Control Report prepared by the external auditors are presented, as mentioned.

At the annual meeting of the Board of the Directors, the external auditors report to the Board, sitting in plenary session, on the conclusions of the Annual Control Report on the Group. The Committee reports beforehand on the proposed appointment, reappointment or removal of the external auditors.

6. 2004 AUDIT CONCLUSIONS

Annual Control Report issued by PriceWaterhouseCoopers

The Annual Control Report presented by the external auditors at the Audit Committee meeting held on February 15, 2005 referred to the unqualified opinion mentioned in the next paragraph and concluded that the overall internal control environment of Bankinter, S.A. and of the Bankinter Group was satisfactory.

Auditors' report on financial statements issued by PriceWaterhouseCoopers, S.L.

In conformity with the opinion expressed by the external auditors on both the individual financial statements of Bankinter, S.A. and the consolidated financial statements of the Bankinter Group, said financial statements present, in all material respects, a true and fair view of the net worth and financial position and of the results of operations and of the funds obtained and applied in 2003 and 2004, and contain the required information sufficient for their proper interpretation and comprehension, in conformity with generally accepted accounting principles and standards applied on a consistent basis.

7. PLANS FOR 2005

The Audit Committee plans to hold eleven meetings during 2005, with a similar structure and methodology to those used in 2004.

In planning the activities in the Audit area for 2005, particular attention will be paid to risk audits in the SME segment, and on-site branch network audits will continue to be performed.

Various specialized and technical audits will also be performed both in the Treasury and Capital Markets area and in the Information Systems area, pursuant to specific plans for this purpose.

In connection with remote audits, a project will be started to overhaul the existing platform and include the control and monitoring of new risks, as well as facilitate internal reporting.

A major new responsibility and specialty will be added to the Audit Division's set of functions and activities as a consequence of the conditions imposed by the Bank of Spain for the prior validation and the verification of the credit risk-specific statistical models resulting from the entry into force of the Basel II accords. This new function will increase the requirements of the Audit Division for resources and funds, as has already been approved by the Audit Committee.

The Audit Committee has decided to perform a compliance audit in 2005 of the processing, security, integrity and consistency of data, and of the processes associated with the Shareholders' Meeting, as well as an independent audit of the votes cast by the shareholders.

This audit breaks new ground for a listed Spanish company and its objective is to verify the transparency and security provided by the Company to the shareholders in the entire process of calling, holding, voting at and granting proxies for Shareholders' Meetings.

Lastly, the Money Laundering Prevention function will be restructured by separating it functionally and hierarchically from the Audit Division and assigning it to Bankinter's Compliance Unit.

The 2004 Bankinter Annual Report is available on CD-Rom
To obtain a copy, please contact Bankinter's Communication Department or send an email to
comunicacion@bankinter.es

A list of Bankinter's Branches and Agents appears as an offprint of this Report.

Published: Communication Department, Bankinter
Design and graphic production: CFComunicación. Madrid.
Photographs: Guillermo Shelley

Printed on environmentally-friendly paper.
Chlorine free.





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BANKINTER
Paseo de la Castellana, 29
28046 Madrid (Spain)
Tel.: [illegible] 339 75 00
Fax: [illegible]
Telex: [illegible] BANK [illegible]
SWIFT: BKBK ES MM



BANKINTER
www.ebankinter.com

82-2972

Annual Report 2004

ARLS
12-31-04





BANKINTER
www.ebankinter.com

Annual report:2004



BANKINTER

www.ebankinter.com

Chairman's Letter to the Shareholders

Dear Shareholder:

2004 was a special year for Bankinter. Sadly, the brutal terrorist attacks of March 11 claimed the life of José Garcia, Deputy Manager of Agency no. 14 in Madrid. Highly valued by both customers and colleagues, José was an excellent professional and, above all, an excellent person.
I could not begin this letter without remembering him on behalf of his colleagues, customers and all the shareholders, and stating, as I did at the last Shareholders' Meeting, Bankinter's utter condemnation of terrorism whatever its shape or form.

In the institutional area, we continued with our efforts to enhance our corporate governance best practices, and I would particularly mention among these practices the evaluation of the Board, its Chairman and, for the first time, the Managing Director by outside independent consultants, yet again. We also approved the Shareholders' Meeting Regulations and launched one of the strongest corporate websites in the market, reaffirming our commitment to transparency and shareholder communication through distance voting and early publication of proposed resolutions in full, as well as external scrutiny of proxies and voting.

With regard to Corporate Social Action, we opened a new digital literacy centre in Madrid's Vallecas district and we also reached an agreement with Fundación ONCE and Fundación CNSE (State Confederation for the Deaf) to improve access to our website for visually-impaired people and access to cell phone-based banking services for the hard of hearing.

As a result of our efforts, Bankinter featured once more in the exclusive FOOTSIE4Good index, setting the standard for others in the field of Social Responsibility.

From the financial standpoint, income before taxes was up 24.68%, marking 2004 as an excellent year for Bankinter, above all considering that this increase was achieved despite recording substantial general-purpose provisions, as is customary every year.

Growth in the balance sheet and its main aggregates mirrored that of the market yet, once again, our income statement was clearly better than the industry average, thus demonstrating our ability to manage our customers.

A closer reading of our growth figures shows that we slowed the rate of growth in lending to private individuals, particularly mortgage lending, yet growth in lending to businesses outperformed the market, especially in the SME segment.
This was, first of all, due to greater prudence in mortgage lending, since in our view we are nearing the end of a cycle of economic expansion, and, second, our strategy of intensively targeting other business segments, particularly SMEs and foreign nationals living in Spain.

Our balance sheet remained extraordinarily robust, and this is borne out by the fact that we have the lowest nonperforming loans ratio among our competitors at just 0.21% of computable risk assets, while the ratio of the recorded allowance to nonperforming loans (795%) is undoubtedly one of the highest in Europe, if not the world.

Of our total loan loss allowance at present, specific provisions (i.e. provisions to cover specific risks) account for just 4.97%, whereas the other provisions are general-purpose provisions and, as such, purely precautionary in nature. The composition of our provisions is what sets us apart from our competitors and, naturally, enables us to face future risks with greater peace of mind. Excluding the effect of nonspecific loan loss provisions, Group income before taxes would have been 316.9 million, 18.9% higher than the published figure.

Our income statement suffered the effects of increased competition and falling interest rates; nevertheless, we were able to offset the considerable erosion of our margins with an increase in fees and fewer provisions. Accordingly, the increase in our income before taxes (24.68%) was again one of the highest in the industry, enabling us to increase the dividend per share by 10.96%. Dividends growth was lower than income growth, thereby lessening the possibility of a capital increase that would dilute earnings for shareholders.

In 2004 we strengthened our commitment to growth by investing in new centers, thus increasing our geographical coverage, implementing a new customer segmentation policy to better serve customer needs and, once again, creating employment.

Our value proposal to customers remains the mainstay of our business model, which is based on three pillars: service quality, innovation in products and services, and multichannel banking. This value proposal is endorsed on a daily basis by the thousands of customers who choose to bank with us, valuing our products and services and placing their confidence and trust in us.

At Bankinter, we believe that our future should be based on organic growth and, in order to achieve this, we need to build a distinctive value proposal to clearly set us apart from other banks, based on a combination of human talent and the best technology in the marketplace.

This recipe for success, which has led us to where we are today, remains, in our opinion, a perfectly valid strategy with which to face the future and we are sure it will continue to produce excellent results.

Share performance was excellent, with the value of our stock climbing 20.40%, and if we include the dividend per share, the shareholder return is among the highest in the industry.

Once more, the year ahead promises to be an exciting one. We expect growth in all business segments but particularly in the SME segment, which has great potential for Bankinter due to our small presence in this area at present, and I am sure that our considerable investment effort will yield excellent results for the Group in the future. Furthermore, the introduction of new accounting and financial reporting standards will benefit Bankinter in terms of the increase in shareholders' equity and the reduction in provisions.

2005 also has special significance for us as we celebrate our 40th anniversary, no mean feat in an industry as competitive as ours. The last 40 years have been characterized by independence, sustained growth, rigor, loyalty to our strategy and to our principles. It has been a long journey in which many of our direct competitors in 1965 have fallen by the wayside and which has made us what we are today.

I would reiterate that Bankinter is a bank with a distinctive strategic model, which is precisely why we are where we are now, and, if I may be so bold, we can continue to be a benchmark not only for the financial community in Spain but also worldwide and still produce excellent results.

Our professionals work in a culture of freedom, innovation, teamwork, communication, internal rotation and, in short, high performance, which gives Bankinter its main competitive edge. We were also the highest-ranked financial institution in the 'Great place to work' survey, which defined Bankinter as a place 'you can trust in the people you work for, feel proud of what you do, and enjoy the company of those you work with.'

Once again, I would like to thank you all for the trust you place in us year after year and I am confident we will continue to merit this trust by giving the best of our abilities and making our best efforts.

As in recent years, I wish to end by reaffirming the determination of the Board of Directors and of the entire management team to fulfill the objectives set and our commitment to independence, defined as the quest for our own business model, one that takes us away from mediocrity and closer to excellence.



Juan Arena
Chairman
Madrid, March 16, 2005

Financial highlights

MAIN QUALITY INDICATORS

SATISFACTION BY SEGMENT (NCS)

	2004	2003	2002
Individual banking	78.21	77.73	78.27
SMEs	77.26	76.43	76.95
Corporate banking	79.35	78.45	79.14
Private banking	77.52	76.86	78.26

SATISFACTION BY DISTRIBUTION NETWORK (NCS)

	2004	2003	2002
Branch network	77.93	77.47	77.95
Agency network	78.43	77.36	78.19
Virtual banking	81.18	79.22	79.75
Telephone banking	75.65	75.62	78.03
Internet banking	78.77	78.10	78.92

SATISFACTION BY RELATIONSHIP PLATFORM (NCS)

	2004	2003	2002
Internet:			
• ebankinter	79.82	78.88	79.21
• ebankinter empresas	79.83	77.78	77.05
• Broker ebankinter	78.73	77.53	75.71
Telephone platform	80.20	79.87	80.69

SATISFACTION SCALE (NCS)

> 85	Very satisfied/excellent
75-85	High level of satisfaction
60-75	Needs improvement
<60	Needs action

ROE


20
15
10
5
0
%
2000
2001
2002
2003
2004

DIVIDEND PER SHARE


1.10
1.05
1.00
0.95
0.90
0.85
Euros
2000
2001
2002
2003
2004

NET EARNINGS PER SHARE


2.5
2
1.5
1
0.5
0
Euros
2000
2001
2002
2003
2004

RATINGS

	Short Term	Long Term
Moody's	P1	Aa3
Standard & Poor's	A1	A
Fitch	F1	A+

CONSOLIDATED FINANCIAL HIGHLIGHTS

Thousands of Euros

	2004	2003	2002	2004/2003 (%)
Balance sheet				
Computable capital	1,592,326	1,405,527	1,280,684	13.29
Total assets	29,406,273	23,929,790	22,653,307	22.89
Credit facilities and loans	18,744,814	16,466,953	15,006,668	13.83
Credit facilities and loans ex-securitization of mortgages	23,654,000	20,509,859	17,846,694	15.33
Customer funds	19,525,811	17,694,597	15,540,445	10.35
Off-balance-sheet managed funds of which:	9,308,247	8,983,204	7,157,110	3.62
mutual and pension funds	8,238,154	7,451,921	5,823,199	10.55
Controlled customer funds	28,834,058	26,677,801	22,697,555	8.08
Earnings				
Income before taxes	266,570	213,800	186,202	24.68
Net income	163,071	133,042	110,329	22.57
Ratios				
Capital ratio	11.80%	12.29%	11.66%	(3.96)
Tier 1	7.83%	8.01%	8.04%	(0.18)
ROE	18.24%	16.75%	14.73%	8.90
ROA	0.62%	0.55%	0.50%	12.73
Efficiency ratio	50.44%	48.13%	52.68%	4.80
Ex-securitization nonperforming loan ratio	0.21%	0.28%	0.31%	(25.00)
Ratio of recorded allowance to nonperforming loans (ex-securitization)	794.71%	612.22%	434.97%	40.75
Bankinter share data				
EPS, net earnings per share	2.15	1.77	1.48	21.47
DPS, dividend per share (euros)	1.07	0.97	0.91	10.96
PER, price/earnings ratio (times)	18.23	18.35	15.99	(0.67)
Price/book value (times)	2.97	2.70	2.10	9.98
Branches and centers				
Nonspecialized branches	308	285	284	8.07
Commercial management centers				
Corporate	39	39	39	-
SMEs	47	27	6	74.07
Private banking	35	31	23	13
Virtual branches	467	443	424	5.42
Number of agents	1,004	990	1,003	1.41
Telephone and Internet branches	3	3	3	-
Labor force				
Full-time equivalent employees	3,267	3,111	3,010	5.01

Contents

01. Quality

SERVICE QUALITY IS AN ESSENTIAL PART OF BANKINTER'S VALUE PROPOSAL. OUR CUSTOMER SATISFACTION RATIOS ARE CLOSE TO EXCELLENT, WELL AHEAD OF THE REST OF THE INDUSTRY.



Striving for excellence

The pursuit of service excellence necessarily involves finding out how customers perceive each business area, regardless of the segment, distribution network or service platform they use to interact with the Bank.

Using periodic customer and noncustomer surveys by independent firms, we monitor feedback constantly to convert it into management information, analyzing meticulously the level of internal and external customer satisfaction and conducting detailed market research.

The deep-seated belief of all our staff in offering each customer an exceptional service is, however, the factor that sets us apart from the rest and enables us to keep our place at the forefront of the 'Service Quality' area within the financial services industry.

We are grateful to our customers for the time taken by them to answer our surveys and their courtesy and interest in doing so. Their feedback helps us to know always where to target our improvements.



BANKINTER'S QUALITY VERSUS THE MARKET

Independent opinion pollsters are commissioned to conduct market research on a quarterly basis to ascertain Bankinter's relative position with respect to its competitors, and the most important individual service factors. This research also tells us about financial services customers' level of satisfaction with the service received from their banks or savings banks.

OVERALL CUSTOMER SATISFACTION: BANKINTER VS. MARKET


80
78
76
74
72
70
68
ISN
+5.17
+7.49
2000
2001
2002
2003
2004
Bankinter
Market

Geographical scope::
Nationwide, for towns of over 50,000 inhabitants.

Group:
General public over 18 years of age, holding demand deposits or savings accounts at a financial institution.

Sample:
1,400 interviews per quarter.

Survey methodology:
Computer-assisted telephone interview.

Sampling error:
±2.67%.

Annual data::
Average of the quarterly data for each year.

Proof of the service received by Bankinter customers and their higher perceived satisfaction is Bankinter's privileged position, 7.49 points above the level of the market.

The research conclusions were obtained by asking customers about fourteen aspects of service that are important to them. Noteworthy among the conclusions was the fact that we came top in aspects such as 'treatment and attention', 'training/professionalism', 'advice', 'employee's attitude in the event of an incident', 'transaction speed' and 'clarity of statements'.

CUSTOMER SATISFACTION, BY SEGMENT


81
79
77
75
2000
2001
2002
2003
2004
SMEs
Individual Banking
Private Banking
Corporate Banking

CUSTOMER SATISFACTION, BY DISTRIBUTION NETWORK


83
81
79
77
75
2000
2001
2002
2003
2004
Branch Network
Telephone Network
Agency Network
Internet Network
Virtual Banking

CUSTOMER SATISFACTION, BY SERVICE PLATFORM


81
79
77
75
2000
2001
2002
2003
2004
Broker ebankinter
ebankinter Empresas
ebankinter.com
Telephone Platform

CUSTOMER SATISFACTION

Bankinter is aware of its customers' level of satisfaction due to its system of monthly surveys. Satisfaction is measured by the Net Customer Satisfaction (NCS) scoring system.

NCS is measured on a scale of 0 through 100 and is interpreted as follows:

> 85 Very satisfied or excellent.
75-85 High level of satisfaction.
60-75 Needs improvement.
< 60 Needs action.

As can be seen from the charts, all of the Bank's segments, networks and platforms scored above 75 points on the NCS scale. Any score above 75 points reflects high service quality.

All business segments, distribution networks and customer service platforms improved their perceived quality when compared with 2003.

Due to the characteristics of its customers, the Personal Finance Division is not surveyed monthly. Instead an annual survey is conducted and the Division scored 82.04 points on the NCS scale in 2004.



INTERNAL CUSTOMER SATISFACTION

Every six months Bankinter's Central Services are evaluated by the Branch Network and they also perform a self-evaluation.

In 2004, the NCS score according to the Central Services self-evaluation was 60.91 points, down 2.88 points on 2003, whereas the score according to the Branch Network's evaluation was 67.95 points, up 0.63 points.

BRANCH NETWORK EVALUATION OF THE BANK'S CENTRAL SERVICES AND CENTRAL SERVICES SELF-EVALUATION


70
69
68
67
66
65
64
63
62
61
60
67.95
60.91
2000
2001
2002
2003
2004
Branches
Central Services

Bankinter Customer Service

Bankinter has developed a Customer Service platform that not only centralizes and endeavors to solve customers' problems but also, more importantly, prevents and corrects the main errors made in any area of the Bank when marketing products or providing services.

Bankinter Customer Service immediately relays all information on complaints and claims to the departments concerned, and coordinates them with a view to resolving incidents as quickly and satisfactorily as possible. It then proposes corrective measures to prevent these problems recurring in the future.

The entry into force on July 24, 2004, of Ministerial Order ECO/734 2004 regulating the customer services of financial institutions did not require any changes to be made to the structure of our Customer Service department, as it has always complied with the Order in form and substance since its beginnings in 1996. In addition, at its meeting on June 16, 2004, the Board of Directors of Bankinter approved a set of customer service operating regulations which have been adhered to by all Bankinter Group entities subject to the provisions of the aforementioned Ministerial Order.

CUSTOMER SERVICE – TOTAL COMPLAINTS AND FINANCIAL CLAIMS

	2004	2003	Percentage Difference
Total no. of complaints (nonfinancial)	5,866	8,271	(29.08)%
Total no. of claims (financial)	63,790	59,908	6.48%
TOTAL	**69,656**	**68,179**	**2.17%**



CUSTOMER SERVICE – TOTAL FINANCIAL CLAIMS

	2004	2003
Resolved in favor of the customer	55,747	52,112
Percentage in favor of the customer	87.39%	86.99%
Resolved in favor of the Bank	8,043	7,796
Percentage in favor of the Bank	12.61%	13.01%

In 2004 the ratio of incidents (complaints/claims) per 10,000 transactions dropped to 0.97 (compared with 1.15 in 2003). In addition, there was a marked improvement in customer response time, with the percentage of incidents answered in less than 48 hours rising from 82.64% to 85.26%.

INCIDENTS VS. NUMBER OF TRANSACTIONS


1,65
1,4
1,15
0,9
Number of incidents per 10,000 trasactions
2000
2001
2002
2003
2004

TIME TAKEN TO RESOLVE FINANCIAL INCIDENTS

	Attributable to other entities or bodies (*)	Attributable to Bankinter
0 days	8.18%	82.39%
1-2 days	5.16%	11.32%
More than 2 days	25.77%	4.40%
More than 10 days	60.89%	1.89%

CUSTOMER OMBUDSMAN

	2004	2003
Claims processed	517	559
Claims resolved in favor of the customer	190	271
Claims resolved in favor of the Bank	323	282
Claims excluded	4	6

BANK OF SPAIN

	2004	2003
Claims resolved	115	58
In favor of the customer	31	15
Settled	1	10
In favor of the Bank	55	33
Pending resolution	28	28

(*) Incidents in which the resolution time depends on the rapidity and rules of agents external to the Bank.

Service quality based on ongoing improvement

PROPOSED IMPROVEMENT

Bankinter's employees propose service quality improvements throughout the year. In 2004, 347 improvement projects were started with the participation of 949 people, or 29.03% of the Bank's labor force.

BANKINTER QUALITY AWARDS

To acknowledge the individual and collective efforts of people who have made an outstanding contribution to improving service quality during the year, fifty-five employees received awards for the winning four projects and six improvement initiatives.

Also, in recognition of the joint effort made by the areas of the Bank that improved their scores the most in the 2004 NCS surveys, the following awards were made:

1 - Organizations with the best performance in terms of customer satisfaction compared with the market in their geographical area: Madrid, Andalucía and Cataluña.

2 - Business Divisions with the best performance in terms of internal and external customer satisfaction: Internet Area and Corporate Banking

3 - Central Services with the best performance in terms of internal customer satisfaction: Insurance area (third company insurance, back office insurance and Bankinter savings risk insurance), SME Loan Centers (in Andalucía, the Canary Islands, Castilla, Cataluña, Balearic Islands-Levante, Madrid, Navarra-Aragón-Rioja-Soria, Northwest, North), the National Administrative Center, and Quality Management.



02. Technology

TECHNOLOGY REMAINS ONE OF BANKINTER'S MAIN COMPETITIVE ADVANTAGES. IN 2004, THE BANK PROMOTED CELL PHONE-BASED TECHNOLOGIES AS A NEW CUSTOMER CHANNEL AND CUSTOMER RELATIONSHIP MANAGEMENT AS A KEY TOOL.



The last quarter of 2004 saw the market launch by Bankinter of the first fully-fledged cell-phone broking service in Europe designed specifically for this new channel. The application allows customers to consult and trade in real time on the Spanish computerized trading system and on more than 20 international stock exchanges from their cell phone, with all the necessary tools to make fully informed investment decisions.

In continuing to invest in improvements in communications, intranet-related technologies have been enhanced, while, as a way of improving information flows internally, the capabilities offered by new mobile devices have been brought into play in this area, thereby giving employees access from anywhere to information, email, organizer and shared databases.

VARIATION IN DEVELOPMENT EXPENSES


32
30
28
26
24
22
millions of euros
2000
2001
2002
2003
2004



Security

The general principle guiding Bankinter's security policy is that its information systems should be open, accessible and transparent to those who need to use them, without any prior restriction other than their proper, lawful use in compliance with the legal requirements and regulations governing the banking business, while in any case having in place all the necessary safeguards allowing the Bank to have the trust of its customers, shareholders and employees, and of institutions and agencies.

In the Information Systems area, as part of Bankinter's security strategy and its Master Plan, the basic course of action established for 2004 was to manage security on two levels: incident and malicious event early detection systems, and the establishment of bases to implement a Security Management System (under the BS 7799-2/ UNE 71502 standards).

The following projects were executed in relation to the incident and malicious event early detection systems:

• Correlation of events and analysis of abnormalities, as an approach to identifying common patterns of anomalous and/or malicious conduct in order to establish automatic detection systems and eradicate any possible activity fitting these patterns.

• Early warning and incident workflow system to act as an automated round-the-clock security service allowing the Bank to identify security weaknesses as soon as they are discovered/published and, consequently, to analyze and mitigate any possible impact they may have.

• Periodic 'ethical hacking' audits and system reviews in collaboration with expert consultants to provide the Bank with a real and independent assessment of the efficiency and effectiveness of its protection systems.



• Host outsourcing security management, as a management tool enabling the Bank to ascertain and manage the efficiency of, and compliance with, the controls contractually established between the outsourcer and IT Security.

• Security indicators and metrics, as a initial approach and to lay the foundations for having a high-level management tool allowing the Bank to determine the overall state of security of the Organization.

The following projects were executed in relation to the implementation of an Information Security Management System:

• Information asset risk analysis, in order to methodologically align business process protection requirements with security initiatives and investment.

• Differential gap, as a management tool allowing the Bank to identify and manage the level of implementation and maturity of its controls and safeguards compared with internationally recognized best practices.



CRM



Customer Relationship Management (CRM) is gaining new followers every day in practically all sectors of the economy, despite the technological, cultural and change management difficulties posed by its proper implementation in the strategy and operations of companies. Bankinter is a leader in this field, not only because it has implemented commercial management support tools, but also because it has integrated CRM practices into the Organization, covering all customer segments, and networks and products of the Bank.

As a decidedly customer-oriented bank, Bankinter pioneered the use of CRM techniques in the Spanish financial services industry, developing its first data warehouse in the 1990s and, more importantly, establishing a culture of mass customer data capture, maintenance and management. In parallel, Bankinter developed a set of management support tools which have made it possible to optimize customer relations in all segments of the Bank.

Lastly, as it is a multichannel bank, Bankinter is in a privileged position to develop reactive CRM – that is to say, when customers interact with the Bank's Internet and telephone banking platforms or walk into one of its branches. Thus, its customers received almost one million offers for products or advice in 2004, delivered mainly through the Internet platform, one of the most heavily-used customer channels. All of these actions are fully integrated with the CRM system and are therefore coordinated with actions performed through other channels.

Bankinter's CRM system enables it to interact intelligently with its customers in a personalized way (tailored to their needs and circumstances) through any channel, thus reinforcing and differentiating Bankinter's value proposals. The result is that perceived quality (NCS) has risen notably in the managed groups and this has, in turn, increased the retention of customers with the most potential. Furthermore, CRM has played an essential support role in the selling of products. As a direct result of these actions, the return on successfully managed customers in these segments rose in annual comparative terms.

In short, Bankinter's CRM system has emerged from its initial development phase and established itself as a key platform for managing and capitalizing on customer relationships, as a result of a practical approach which has allowed it to be fully integrated into the Bank's culture. Indeed, the rewards are only just beginning to be reaped in terms of results, commercial intelligence and knowledge of customers.



Multichannel Banking



INTRODUCTION

In 2004 Bankinter continued with its strategy of diversifying the channels for access to the Bank. This multichannel strategy, which has become a constant feature, enables us to improve quality in all channels on a daily basis, without requiring major investment. Quite the opposite in fact: this strategy has led to a significant reduction in costs due to the increasingly efficient combined use of channels by our customers, because of the greater perceived reliability and transparency.

As far as Bankinter is concerned, any emerging technology can be harnessed to deliver a new customer channel. All technologies are analyzed and, where appropriate, quickly absorbed and adapted for banking services. Mobility is a case in point: this new advantageous and useful channel has quickly been accepted by customers due to widespread cell phone ownership among the general public and the capability of these devices which allows them to become veritable pocket-sized branches.

In 2004, the total number of transactions increased by 84 million to 752 million.

VARIATION IN TRANSACTIONS BY CHANNEL (*)


100
50
0
Perrcentage of transactions
49%
52%
35%
1999
2000
2001
2002
2003
2004
Cell phone
Card
Internet
Telephone Banking
Electronic Banking
Branch network

(*) annual

INTERNET PLATFORM

Once again, the Internet was the most common channel for dealings between the Bank and its customers. A total of 380,645 customers currently use the Bank website to perform nearly 35 million transactions a month, or 49% of the Bank's total transactions. In 2004, the percentage of active users increased to 56% of total users.

INTERNET TRANSACTIONS AS % OF TOTAL


51%
49%
47%
44%
Dec. Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.

ACTIVE USERS%


56%
49%
42%
Dec. Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec

ebankinter.com

The range of products and services available to customers on the Bank website was expanded throughout 2004. Noteworthy among deposit products was the offer made during the year to noncustomers to sign up for the highly successful range of Management Agreements. Another new feature introduced was the ability to transfer pension plans from other entities.

As for loan products, the range of 'Hipoteca Sin' internet options was completed by allowing customers to extend the term of their mortgage, apply for grace periods or postpone payments, or make further drawdowns for consumer credit purposes. All these advantages have made 'Hipoteca Sin' one of the most groundbreaking products on the market.

Another initiative in 2004 was to further increase the security of transactions by creating a specific, highly interesting area within the website describing the measures adopted by the Bank, such as the new system for keying in transaction card coordinates, to upgrade security in order to protect the integrity of the operating system and data confidentiality.

The increase in the number of monthly log-ons confirms the customer perception of ebankinter.com as a excellent channel for dealing with the Bank. This perception is borne out by the rise in satisfaction indicator levels, which in some cases even reached the threshold of service excellence.

MOBILITY

In line with Bankinter's strategy of ongoing innovation year after year, the cell phone featured large in a number of projects launched in 2004, thus consolidating a new customer channel within Bankinter's multichannel offering. The Bank's traditional value proposal (based on quality, innovation and multichannel distribution) progressed considerably in 2004 with the introduction of cell phone technology, on which has been built a whole range of tried and tested and fully operational options.

Bankinter's distinctive offering helps to maintain customers' quality of life and also sets Bankinter apart from its competitors.

The cell phone is an extremely important customer channel for Bankinter with expected high growth potential in the near future. Indeed, the wireless telephony network is one of the largest technology infrastructures rolled out in recent years, with almost 40 million active cell phones in Spain.

Presented throughout the fourth quarter of 2004, the range of cell phone-based services uses a number of different technologies depending on the product – from the most basic technology such as GSM to 2.5G telephony and beyond. This enables the Bank to reach almost all its customers, placing it perfectly poised for final implementation of state-of-the-art cell phone technologies.



TELEPHONE PLATFORM

Once again, the Telephone Platform was the third most popular customer channel in Bankinter's multichannel offering in terms of transactions, with over 61.8 million performed in 2004, and accounting for 8.21% of all transactions performed by the Bank. Confirmation of the Telephone Platform as one of the channels with the best quality of service is the fact that it scored 80.20 points on the NCS scale – a close-to-excellent rating. Consistency and ongoing commitment to quality are of key importance at Bankinter and not without reason: for more than ten years, Telephone Banking has offered an extremely high standard of service to private individuals and to businesses and SMEs, and is the benchmark for other telephony-based customer services in the market.

Bankinter's Telephone Platform offers an automatic banking service which enables customers to sign up for the Bank's products and services, whether on their cell phone or on a wireline telephone, 24 hours a day, 365 days a year, with a level of security, convenience and efficiency which is reflected in the high service quality ratings by customers in periodic surveys. Telephone Banking also offers customers the opportunity of speaking to specialist managers during long opening hours.

With regard to the core activity of the Telephone Platform, call management, a total of 7,916,046 calls were received in 2004 for all services, 3.83% fewer than in 2003. Of these calls, 4,175,572 were received and managed through the automatic banking service. This accounted for 52.75% of all calls managed, an increase of 5.18% compared with 2003, due to the introduction of new call distributors in various services.

In contrast, the Telephone Platform made a total of 1,627,305 calls to customers to offer them products, advise them on their needs or to resolve incidents relating to the banking service. This proactive activity still only accounts for 17.05% of total calls managed, although this figure will rise significantly in the future due to greater use of CRM.

Lastly, 72,952 customer emails were handled by the Platform in 2004 and service quality was of a high standard as demonstrated by the average response time of 9 hours and 4 minutes and the high SLA level (91.79%) of emails replied to within 24 hours.



Distribution networks

BRANCH NETWORK

At 2004 year-end, Bankinter had a network of 308 nonspecialized branches, 22 more than in 2003. The new branches were opened in towns with fast-growing populations, both local and European nonresident, where income levels, real estate development and increased economic activity mean that the investment will be recovered in the shortest possible time.

The branches are staffed by a team of 1215 professionals (managers, assistant managers, account managers, senior and junior executives, attorneys-in-fact and clerical staff) whose brief is to promote product sales in all business segments under their responsibility.

In order to support the sales team and facilitate its work, the Bank implemented a number of measures in 2004 aimed at improving the quality of customer service, including:

- Increasing the number of operating transactions under the commercial sales and customer service platform, so that a record can be kept of all operating and commercial activity in a single, shared environment that is fully integrated with the other channels.

- Strengthening commercial relationships with customers, be they individuals or enterprises, through the use of CRM.

- Consolidating the 12 Mortgage Centers which coordinate the processing, instrumentation and formalization of mortgage transactions, with the aid of an extranet that facilitates shared control of the entire process, improving response times and, consequently, the quality of the service to customers.

- Increasing the operating tasks of the ten SME Loan Centers (one per Organization). These centers handle the entire process of application, analysis, arrangement, approval of loan transactions referred to them by the branches holding the customers' accounts, consequently freeing up staff at those branches to dedicate more time to existing and potential customers.

Apart from these 308 traditional branches, Bankinter also has a large team of specialists in various customer segments working at a number of clearly differentiated centers:

SME CENTERS. In 2004, we increased our presence in this strategic customer segment with the opening of a further 20 Centers among the Bank's 10 territorial organizations, most of which are located in industrial complexes with large numbers of SMEs. At 2004 year-end, there were a total of 47 SME Centers, with a total headcount of 160 employees,

MANAGEMENT AND FINANCIAL ADVISORY CENTERS. These Centers offer integral advisory services to customers in the Private Banking and Personal Finance segments. Two new Centers were opened in 2004, taking the total number to 32, which are staffed by a team of 105 highly-qualified professional advisers.

BUSINESS MANAGEMENT CENTERS. There are a total of 39 Business Management Centers staffed by 190 professionals and providing specialist commercial services to large enterprises and major corporations.

	12/31/2004	12/31/2003	2004/2003 (%)
Nonspecialized branches	308	285	8.07
millions of euros			
Average funds	16,683.11	15,253.03	9.37
Average credit facilities and loans	20,369.77	17.706,16	15.04
Income before taxes	238.82	222,87	7.16
NCS (points)	77.93	77.47	0.59




Bankinter

AGENCY NETWORK

As in previous years, Bankinter continued to consolidate its Agency Network in 2004 as an integral part of its growth strategy. Earnings from both the Network and the business brought in by the agents themselves increased substantially again in 2004, confirming Bankinter's position as the leading player, by a considerable margin, in this distribution model for financial products and services.

The Agency Network was set up in 1992 as part of Bankinter's strategic commitment to growth and profitability. Its business model is based on association with professionals in the financial and advisory services field, and with it Bankinter seeks to achieve sustainable growth in its commercial activity, by sharing the margins earned on customer transactions with the agents, thus avoiding the structural costs associated with traditional branches.

The Network has enjoyed a level of revenue growth, year after year, that has made it the benchmark for the financial services industry. At 2004 year-end, the Agency Network managed customer deposits totaling €1,508 million, equities amounting to €914 million and credit facilities and loans (mainly mortgage loans to private customers) worth €1,122 million.

All the aggregates relating to commercial activity increased in 2004: funds, for example, were up 8.55% on 2003, although the most substantial growth was in credit facilities and loans (up 13.82%) and equity securities deposits (up 15.11%). As a result, fees rose by 37.22%. The increase in balance sheet aggregates, combined with improved operating costs (down 3.30%), meant that the Agency Network achieved the best efficiency ratio in its history: 47.41%, with an ROE of 20.93%. Income before taxes amounted to €11.5 million, up 15.26% on 2003.

The special attention paid to service quality has been a constant throughout 2004, as reflected by the improvement in perceived customer satisfaction (78.47 NCS points). The 1.11 point increase compared with the 2003 score shows how important quality (a differentiating factor in the value proposal offered by the Network to its customers) is to the Agency Network. A clear example of this commitment to quality is the Agent Advisory Service, which the Network offers to its agents and which consistently comes top in surveys.

Since its creation in 1999, Bankinter agents have had access to a extranet specifically designed by the Bank for them, offering a large number of advisory and operating functionalities, and through which a large number of customer transactions are performed. Although this platform remains fully operational, the Agency Network is currently designing a new platform to exploit all the web-related improvements made to the Bank's intranet.

	12/31/2004	12/31/2003	2004/2003 (%)
Agents	1,004	990	14.00
millions of euros			
Average funds	1,508.50	1,389.70	8.55
Average credit facilities and loans	1,121.60	985.40	13.82
Income before taxes	11.50	9.98	15.26
NCS (points)	78.47	77.36	1.11

VIRTUAL BANKING

Virtual branches are set up under a collaboration agreement between the Bank and a partner (such as a company, public agency or professional society or association) pursuant to which financial products and services are sold to the partner's employees, suppliers and customers. The income generated by the business is shared between Bankinter and the partner.

Virtual branches are co-managed by the Bank and the partner: the former provides the capital, technology and financial products, while the latter provides access to the businesses and individuals with which it usually deals.

Numerous businesses throughout Spain have signed collaboration agreements with Bankinter, including the principal Spanish and multinational companies in industries as diverse as consultancy and advisory services, construction, pharmaceuticals, technology, electricity and tourism, as well as countless professional societies and associations.

Virtual banking customers rate very highly this convenient and time-saving means of accessing their accounts and signing up for products without having to go to a real-world branch. The proximity of the Bank to these customers and the ease of virtual banking has meant this Network is the best rated of all the networks in the monthly quality surveys.

Virtual banking customers mainly use the Internet in their dealings with Bankinter. 75.01% of transactions were performed through ebankinter.com in December 2004. Moreover, the new cell phone-based services recently launched by Bankinter have also been well received by virtual banking customers, with 8.56% of transactions being performed through this channel in December 2004.



	12/31/2004	12/31/2003	2004/2003 (%)
Branches	467	443	5.42
Millions of euros			
Average funds	1,697.80	1,513.75	12.16
Average credit facilities and loans	1,339.72	1,164.98	15.00
Income before taxes	13.91	11.94	16.50
NCS (points)	81.18	79.22	1.96



TELEPHONE NETWORK

The Telephone Network (which comprises customers who signed up with the Bank through the telephone banking channel) was created eleven years ago and its users have been customers for eight years on average.

The Network's income before taxes in 2004 was €2.34 million (up 16.93% on 2003): the best result for four years.

In 2004, the average credit facilities and loans arranged with these customers (mostly mortgage loans) rose by 5.19% to €190.03 million,. Average funds fell by 1.01% to €227.89 million; however, average intermediation balances climbed 9.97%. Equity securities deposits amounted to €77.6 million. Telephone network customers consume an average of 6.4 products, which shows the high level of customer loyalty and integration at the Bank.

Also noteworthy was a further reduction of 15.82% in operating costs, which helped boost income before taxes and improve the efficiency ratio by 8.55%.

	12/31/2004	12/31/2002	2004/2003 (%)
Customers	44,108	43,179	2.15
Millions of euros			
Average funds	227.89	230.40	(1.01)
Average credit facilities and loans	190.03	180.66	5.19
Income before taxes	2.34	2.01	16.93
NCS (points)	75.65	75.62	0.03

INTERNET NETWORK

The Internet Network had 63,743 customers as of December 31, 2004. The Network comprises customers who signed up for Bankinter through the Internet channel.

As it had done since 2002, the Internet Network continued to perform well in 2004, ending the year with income before taxes of €6.12 million.

Average funds totaled €221.83 million, up 7.96% on 2003, and equity securities deposits grew 27.27% to €161.76 million, while mutual funds stood at €55.90 million, up 19.22% on 2003. In contrast, credit facilities and loans (basically residential mortgage loans) increased 3.97% to €809.88 million. These figures show that mutual funds joined equities and mortgage products as the main sources of business for the Internet Network.

With respect to customer management, we continued to encourage customers to perform transactions through the logical channel for their profile, namely the Internet, and to use all the cell phone-based financial services on offer.

This quest to provide efficient multichannel banking and to keep control of costs meant that the Internet Network managed to reduce operating costs by 14.43%.

As in 2003, the data used to measure the Network's management efficiency also improved, ending 2004 with an efficiency ratio of 49.19% and a ROE of 16.85%.

	12/31/2004	12/31/2003	2004/2003 (%)
Customers	63,743	80,396	(20.71)
Millions of euros			
Average funds	221.83	205.47	7.96
Average credit facilities and loans	809.88	778.96	3.97
Income before taxes	6.12	4.40	38.97
NCS (points)	78.88	78.1	2.75



04. Intellectual capital

THE VALUE OF AN ENTERPRISE IS MARKED BY ITS INTELLECTUAL CAPITAL. ONE OF BANKINTER'S MOST IMPORTANT, DIFFERENTIATING ASSETS IS ITS PEOPLE. THE KNOWLEDGE, SKILLS AND APTITUDES OF AN ENTERPRISE'S PERSONNEL ARE WHAT DEFINE ITS TRUE VALUE.



Intellectual capital

In recent years, Bankinter has been paying special attention to the management and measurement of intangible assets, as it is aware that in the new knowledge-driven economy, marked as it is by the technological revolution in communications and the increasing speed of change, the value of an enterprise increasingly depends less on the tangible and financial assets reflected in its financial statements and more on its intellectual capital. In short, intangible activities and resources are an inexhaustible source of wealth creation.

This model was published for the first time in the 1999 annual report, which already included information on human capital and organizational matters. However, since then it has been subject to a process of continuous evolution and improvement. For example, since 2002 it has been structured into three comprehensive categories: *human capital, structural capital and relational capital.* This structure seeks to provide uniform and more comprehensive information on the intangible assets relevant to Bankinter from a strategic standpoint, so that shareholders, customers or society in general can view useful comparable data in order to determine the current value of the enterprise in this respect.

HUMAN CAPITAL

Human capital is defined as the knowledge, skills and attitudes of employees that provide value to the Organization.

Given the importance of people in creating value at the Bank, the People Management area is applying policies aimed the complete professional development of employees. For this purpose, it has implemented management support tools, such as job maps, knowledge maps, talent maps, and training plans.

Bankinter has one of the youngest and best qualified labor forces in the industry: 68.23% of its employees are graduates and productivity per employee continues to grow.

In order to raise this level of qualification, every year the Bank makes great efforts to train its employees. Accordingly, 100% of the labor force participate in training programs, with one of the highest rates of training hours per person in the industry: 68.08 hours.



HUMAN CAPITAL

INDICATOR

Descriptive indicators	2004	2003	200
Number of employees	3,267	3,111	3,01
Average age (years)	36.92	37.08	36.8
Experience			
Average length of service (years)	11.1	10.73	11.11
Average length of service (years) as % of 40 years (professional lifetime)	27.75	26.83	27.78
Diversity			
Breakdown by gender			
Male (%)	55.19	55.48	55.81
Female (%)	44.81	44.52	44.19
Graduates (%)	68.23	66.51	63.66
Employees with advanced English language skills (%)	40.80	41.85	39.45
Number of nationalities represented	9	10	10
Number of different qualifications	95	78	78
% of labor force holding the 3 most common qualifications at Bankinterr	47.63	40.31	N.D.
Ability and development			
Employees who received training (%)	100.00	99.10	87.88
Average number of training hours per employee as % of 350 (average post-grad. course load)	19	12	10
Average number of training hours per employee	68.08	42.52	34.89
Average number of training hours per trained employee	66.48	42.90	39.70
Investment in training as % of total payroll	3	3	2
Investment in training per employee	1014	947	555
Investment in training per trained employee	990	956	632
Employees with access to Virtual Classroom from their workstation (%)	100	100	100
Training initiatives in Virtual Classroom as % of total different training initiatives	7.42	9.62	27.03
Number of different training initiatives	512	364	259
Average number of courses per employee	4	5	5
Application of in-job training performed index (%)	100.00	95.50	N.D.
Commitment and motivation			
Employees participating in stock and convertible debenture ownership programs (%)	79.28	85.50	70.59
Satisfaction index (%)	N.D.*	62	N.D.*
Motivation index (%)	N.D.*	62.25	N.D.*
Participation in opinion poll (%))	N.D.*	76.2	N.D.*
External rotation index	8.14	5.82	3.71
Employees participating in Quality Projects and Initiatives as % of total headcount	29.05	23.75	21.66
Employees participating in Debating Forums as % of total headcount	58.80	57.63	70.62
Employees with variable compensation (%)	65.26	63.68	71.28
Employees who have received awards (%)	72.48	81.71	88.84
Recognition index (%)	32.35	21.47	n/a
Variable compensation as % of total payroll	17.07	21.66	22.45
New hires in the past year as % of total labor force	12.46	8.52	5.96
% of employees with variable compensation who meet or exceed their targets	48.71	83.43	29.31
Personnel expenses (thousands of euros)	168.221	159,906	166,888
Value creation (thousands of euros)			
Income before taxes/number of employees	81.60	68.72	61.68
Contribution to GDP per employee	134.65	150.90	121.61
Productivity (thousands of euros)			
Customer funds per employee	5,977	5,688	5,148
Credit facilities and loans per employee	5,738	5,293	4,971

*2004 and 2002 data not available because they are biannual data.

STRUCTURAL CAPITAL

Structure capital is defined as the value of internal systems and of the business structure and culture.

Bankinter strives for a culture based on cooperation and information transparency. It is not surprising, therefore, that in 2003 it was the only company that included in its intellectual capital report an indicator of the management information available to the Organization's employees.

Information technology plays a key supporting role in the knowledge management process due to the ever-increasing amount of information to be managed and the need to relay data efficiently to a large number of people. Accordingly, all of the Bank's labor force have access to the intranet and to e-mail.

One of the key factors for Bankinter is the development of appropriate cultural values to fulfill its strategy that can be shared and accepted by the Organization as a whole.

STRUCTURAL CAPITAL

INDICATOR	2004	2003	2002
Management and strategic management			
% of hierarchical levels involved in preparing the Group's strategic plans	56	53	n.a.
% of employees who know the Bank's objectives	100	100	100
Management information available to all employees (%)	96.00	94.00	93.35
De-layering and transparency			
Number of people participating in 360° evaluation	3.177	3,017	2,924
Average number of evaluators per evaluated employee			
(requests sent / total headcount evaluated)	11.26	9.81	9.33
Average number of persons evaluating each Management Committee member			
(requests sent / Management Committee members)	54.13	56.88	36.88
Flexibility			
Internal job rotation (%)	28.80	27.71	17.65
Employees with the possibility of teleworking (%)	86.96	86.40	61.71
Employees who have logged onto teleworking service (%)	52.46	54.39	47.00
Number of log-ons using teleworking service	139,063	116,889	124,199
Time logged on teleworking service per user (min.)	9,758	6,491	6,683
Employees accessing the Internet daily from the Bank's platform (%)	73.12	74.51	94.24
Employee suggestions implemented (per thousand)	3.00	29.73	4.14
Technology and process quality			
Employees with access to email / intranet	3,267	3,111	3,019
Employees contributing to development and maintenance of intranet content	41	36	n.a.
MIPs at the center host / employees	0.73	0.66	0.68
Daily email traffic (daily average in a 7-day week)			
(Daily average in a 7-day week)	233,688	175,423	116,193
Number of quality projects and initiatives carried out	347	271	276
Number of prize-winning quality projects and initiatives			
% of branches with Internet stations	10	10	18
and telephones connected to the Telephone Banking platform	100	100	100

RELATIONAL CAPITAL

Relational capital refers to the value of interactions with customers and stakeholders.

Bankinter continues to enhance its offerings through different distribution channels in order to deliver different products and services efficiently to its customers. 64.99% of the Bank's transactions take place through remote channels, which are an important way of attracting new customers: 30.78% of new customers in 2004 were obtained through channels like the Internet or Telephone Banking.

In 2004, Bankinter reinforced its strategic bid on the SME segment, as exemplified by the opening of 20 new centers specialized in serving, managing and advising this kind of customer.

RELATIONAL CAPITAL

INDICADOR	2004	2003	2002
Customer relations			
Number of Branches	308	285	284
Number of Virtual Branches	467	443	424
Number of Bankinter agents	1,004	990	1,003
Number of SME Management Centers	47	27	6
Number of Business Management Centers	39	39	39
Number of Private Banking Management and Financial Advisory Centers	35	31	21
Employees per Branch or Management Center	7.64	8.14	8.67
Staff directly involved in the business (%)	72.87	72.13	70.10
% of new active customers	10.51	2.61	n.a.
Annual growth in Average Total Assets (%)	8.81	10.04	1.22
New active customers per employee	17	11	12
Customer quality and satisfaction			
% of financial incidents resolved in 48 hours	85.26	82.64	78.38
Number of complaints to Ombudsman for every 10,000 customers	9.80	4.40	n.a.
No. of complaints processed by Bank of Spain for every 10,000 customers	2.70	0.70	n.a.
Multichannel banking development			
Transactions through channels other than Branch Network as % of total Bank transactions	64.99	64.04	64.51
New customers attracted through channels other than Branch Network as % of total new customers	30.78	24.37	32.95
Telephone Platform			
Calls answered by Telephone Platform / staff (annual)	2,422	2,646	2,752
Consultations and incidents reported to Telephone Banking handled by email/ Telephone Banking staff (annual)	268	322	314
Telephone Banking customers as % of total customers	46.91	43.95	57.34
Transactions through Telephone Banking as % of Bank total	7.46	9.2	13
Calls handled by automatic service (%)	52.75	48	45
Telephone Banking contacts per customer (Individual Banking, Private Banking and Personal Finance)	18.20	18.95	20.20

INDICATOR	2004	2003	2002
Agency Network and Virtual Banking			
% growth in number of customers in Agency Network	5.72	4.47	5.86
% growth in number of customers in Virtual Banking	4.4	8	6.01
Virtual Banking transactions through channels other than Branch Network as % of total Virtual Banking customer transactions	99.74	99.61	99.39
Internet			
Internet customers as % of total customers	26.42	33.14	37.87
Transactions through ebankinter as % of Bank total	48.83	47.51	43.52
Internet log-ons per active user	90.61	78.25	69
Equity securities activity through Broker ebankinter (%)	79	80	78
Relations with shareholders and investors			
Channels available to shareholders and investors	9	9	8
Number of publications aimed at shareholders and investors	33	37	35
Relations with society, image and brand			
Alliances and collaboration projects with academic and research institutions	75	85	n.a.
Awards or public recognition received by Bankinter	13	12	8
Positive reviews in information published on Bankinter in the media in the Bank's target market (%)	88.04	92.14	87.97



05. PEOPLE AND KNOWLEDGE MANAGEMENT

BANKINTER HAS BEEN RECOGNIZED AS ONE OF THE 'GREAT PLACES TO WORK.' IN 2004, VARIOUS KNOWLEDGE, JOB AND TALENT 'MAPS' IMPLEMENTED TO HELP DISTRIBUTE TASKS MORE EFFICIENTLY AND TO IDENTIFY AND ENCOURAGE TALENT AMONG THE BANK'S EMPLOYEES.





Job map

Bankinter has had a 'job map' since June 2004. This tool allows the Bank to find out how its human resources are being allocated while clarifying the functions assigned to each post. The map indicates the job positions required by the Bank in order to fulfill its business objectives based on the guidelines set for each division, and each division lists and describes the positions it requires to discharge the responsibilities entrusted to it.

Everyone is aware of his/her brief and the responsibilities assigned to him/her, while the Bank knows where to find knowledge on each of the corporate matters. Job descriptions are only used as a guide and in no way seek to define what the jobs actually entail, which is far wider in scope.

The map includes an evaluation that aims to reflect the relative importance of a certain job looking beyond its holder. The evaluation is performed in two phases: a job analysis and classification phase, and a phase in which the evaluation findings are compared with the Bank's strategy, as defined by the Managing Director and the Bank's other executives. The factors considered include the technical, managerial and interpersonal skills required by the post, as well as the difficulties posed by the work involved, the degree of independence in decision-making and actions, the economic aggregate influenced by the position and the position's impact on this aggregate.

Linked to the job map, there is a knowledge and skills map that enables the best people to be found for each task. This map, combined with the findings of the Bank's evaluations, makes it possible to identify the training needs of each employee in order to successfully perform his/her functions.

The job map ensures the development of employees along career paths that take into account the skills acquired by each individual in the course of his/her work. Bankinter considers internal promotion to be one of its chief training tools. The different levels of the map will be associated with certain maximum periods in each job, subject to the outcome of performance evaluations, and an warning system to ensure compliance with such periods.

The job map is not an end in itself but rather the key to be able to operate the various people management policies objectively.



Knowledge map – training

Another of the People Management projects in progress during 2004 was the creation of a 'knowledge map,' based on the 'job map.'

The 500 knowledge categories used to define the aptitudes required for each of the Bank's job positions have been refined to a mere 92 categories, structured on three levels of relevance (essential, recommended, not meriting consideration) and three levels of requirement (basic, intermediate, advanced).

This knowledge map lays the foundations for a far more focused and efficient type of training, which will enable us to develop specific training plans for each of the Bank's areas tailored to the needs of each post


BEST
WORKPLACES
ESPAÑA
2004

Great Place to Work

In conjunction with ESADE Business School, Great Place to Work® Institute Spain recognized Bankinter as being one of the best places to work in 2004, based on a survey conducted during 2003-2004, which involved a number of interviews with employees concerning the level of trust and the quality of relationships with executives, as well as an audit of the 'Bankinter culture'.

This award ranks Bankinter among the top 25 places to work in Spain. According to Great Place to Work® Institute Spain's description of an excellent working environment, Bankinter is a place where 'you can trust in the people you work for, feel proud of what you do, and enjoy the company of those you work with'.

Talent and potential



A specific project began in 2003 to develop a Bankinter 'talent map', and the implementation of this map started in 2004.

The most significant milestone was the launch in March 2004 of a survey on potential to identify young people and low-visibility individuals who have important skills.

The talent map will be a powerful tool for mobilizing and managing talent at Bankinter.

Special People Management projects

In 2004, we initiated a number of projects aimed at gaining a better understanding of our employees' real work situation.

The first project, a survey of labor force motivation, gave us with a much better overall picture of our current situation, enabling us to make more precise and targeted decisions.

We also created a group of People Management 'ambassadors' who are allowing us to get closer to the real problems encountered by specific employee groups and are helping to improve relations with the labor force.

Lastly, we developed a mentoring program for new hires with the fundamental aim of instilling Bankinter's corporate values and culture in them.

Recognition

In 2004 we continued to promote the culture of recognition at Bankinter, which had begun the previous year. This initiative stemmed from our firm belief that one of the best ways of motivating employees is to recognize their value contributions.

We also continued the quarterly recognition surveys, creating various evaluation systems relating to the business and to quality, as well as other specific surveys for certain areas in the Bank.

Ultimately, our goal is to make our gratitude to and recognition of employees who do an exceptional job a crucial part of the Bank's People Management strategy.

Recognition 2004



06. Business

BANKINTER HAS ADDED TO ITS FIRMLY ESTABLISHED LENDING AND MORTGAGE FINANCING LINES OF BUSINESS ONE OF THE MOST HIGHLY ACTIVE SEGMENTS, SME BANKING, TO WHICH IT HAS DEVOTED MAJOR RESOURCES BANKINTER'S ADVISORY SERVICES AND ASSET MANAGEMENT ARE REGARDED AS AN INDUSTRY BENCHMARK AND ONCE AGAIN IN 2004 PROVED TO BE ONE OF THE MAIN CATALYSTS FOR BUSINESS GROWTH.



Economic environment and international markets

In 2004 the world economy grew at a pace unprecedented in the last five years. The main driving forces behind this growth were the United States (4.4%), China (9%) and Japan (4%). The positive impact of worldwide economic expansion was also felt in Europe, mainly in the shape of improved exports. However, growth in Europe was very modest, failing to reach 2% in the main economies.

The growth of the Spanish economy rose from 2.4% in 2003 to nearly 2.7% in 2004. The most noteworthy feature of this improvement was the nearly 5% growth in gross capital formation (up from 1% in 2003). Whereas private consumption and the construction industry maintained their dynamic performance of 2003, the appreciation of the euro and scant demand from the main European countries aggravated the negative contribution of the foreign trade sector. The rise in inflation in 2004 (from 2.6% to 3.2%) was due to the sharp increases in crude oil prices, although the resulting effect was partially offset by the weakness of the U.S. dollar.

The most significant development in the world economy in 2004 was the escalation of crude oil prices, which virtually doubled from US$ 27 per barrel of Brent in January to US$ 51 in October. This rise was triggered by several factors which affected supply and led to increased demand: the conflict in Iraq, strong world economic growth, in particular that of China and the United States, temporary interruptions of supply in the Gulf of Mexico, Nigeria and Venezuela, and the limited surplus capacity of the OPEC countries. However, from October onwards oil prices slipped back to around US$ 41-43, thus banishing much of the speculation that also pervades the crude oil markets.

INTEREST RATES

In 2004 the U.S. Federal Reserve embarked upon a policy of interest rate increases that will continue into 2005. Having aggressively lowered interest rates to an all-time low of 1% in the period 2001-2003, the Fed raised its rates on five occasions in 2004 to 2.25% at year-end.

Meanwhile, the European Central Bank maintained its intervention rate unchanged at 2% throughout the year, in view of the lethargy of the main euro-zone economies. The slight inflationary pressure resulting from the rise in crude oil prices was mitigated by the sharp appreciation of the euro against the U.S. dollar.

The Bank of England raised its official rate by one percentage point to 4.75%, a measure designed to keep economic growth in check and, in particular, to curb the sharp rise in house prices.

INTEREST RATES

	December 2004	December 2003
Spain		
Intervention rate (ECB)		
10-year bond	3.70%	4.30%
United States		
Intervention rate	2.25%	1.00%
10-year bond	4.25%	4.25%



FOREIGN EXCHANGE MARKET

The progressive depreciation of the U.S. dollar in the foreign exchange markets continued in 2004, particularly in the last two months of the year. The U.S. foreign trade deficit hit an all-time high of nearly 6% of GDP. This substantial foreign trade imbalance was triggered by the U.S.'s considerable growth differential with respect to Europe and Japan and by the lack of domestic saving, in both the public and private sectors of the U.S. economy.

In the first few months of the year, the U.S. dollar fell primarily against the euro, as a result of major interventions by the central banks of China, Japan and other Asian countries. However, late 2004 also witnessed the appreciation of the Japanese yen against the U.S. dollar, albeit to a lesser extent than the euro or the pound sterling, which outperformed the world's leading currencies.

Lastly, in 2004 the euro appreciated by 7.7% against the dollar and 2.8% against the yen. The euro/pound sterling exchange rate remained virtually unchanged.

EURO/U.S. DOLLAR AND EURO/YEN IN 2004


1.5
1.4
1.3
1.2
1.1
150
140
130
120
110
Euro/Dollar
Euro/Yen
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.
€/$
€/Y

INTERNATIONAL STOCK MARKETS

2004 saw the consolidation of the substantial upturn experienced by the stock markets in 2003, although the rises in 2004 were more moderate and were confined to the later stages of the year. 2004 was also a year characterized by major fluctuations, in particular following the March 11 terrorist attack in Madrid, which affected stock markets worldwide.

Despite the significant increase in oil prices, the weakness of the U.S. dollar and the terrorist attacks and threats, the stock markets managed to report growth at year-end and, in the case of the Spanish stock market, even record considerable increases (+17.4%), signaling a steady improvement in investor confidence. This confidence was boosted by high levels of liquidity, not only of investors but also of companies, which have improved shareholder remuneration either through the distribution of dividends or the repurchase of shares. On average, business earnings rose by around 20%.

The most noteworthy growth, in addition to that of the Spanish stock market, was that achieved by the Italian (16.9%) and the Swedish (16.6%) bourses. The main stock market indices worldwide, however, recorded moderate single-digit rises.

The best-performing industries in Europe were the financial services industry (up 29%); electric utilities (mainly German, up 26%); construction and materials (up 22%), due to the improvement in the cycle; and the telecommunications industry (up 19%), due to its substantial generation of cash. The weakest performances included most notably that of the technology industry (down 12%), aggravated by Nokia's reduced market share and margins.

PERFORMANCE OF THE MAIN STOCK MARKETS IN 2004

	Index	Performance in 2004
Spain	Ibex 35	17.4%
United States	S&P 500	9.0%
United States	Nasdaq	8.6%
United Kingdom	FTSE 100	7.5%
Germany	DAX	7.3%
France	CAC 40	7.4%
Japan	Nikkei	6.4%



Market share

As in previous years, in 2004 Bankinter continued to achieve profitable growth. The Bank's multichannel development once again focused successfully on new technologies, enabling it to extend its range of channels and products without the resulting costs having an impact on earnings.

Bankinter has added to its firmly established lending and mortgage financing lines of business, which continued to grow in 2004, one of the most highly active segments, SME banking, to which it has devoted major resources. This strategic endeavor led to a substantial increase in the number of branches and products specifically designed to cater for this ever-expanding customer segment.

The Client Relationship Management (CRM) tools in place at the Bank enable it to increasingly tailor its commercial activity to suit the requirements and particular features of its customers; these tools enable the Bank to offer products that better respond to customers' needs while helping it to achieve profitable development.

MARKET SHARE (*)

(%)	2004	2003	2002	2001	2000	1999	1998
Income	3.22	2.53	2.39	2.48	1.97	3.47	3.60
Assets	3.67	3.30	3.46	3.32	3.15	2.78	2.80
Deposits plus debt securities	4.34	4.46	4.27	4.31	4.10	3.78	3.60
Mutual funds (**)	3.42	3.41	3.10	4.50	4.30	4.60	4.81
Credit facilities and loans	4.40	4.41	4.49	4.65	4.77	4.03	3.79

(*) AEB (Spanish Banking Association) data.

(**) Inverco data.

Customer funds and credit facilities and loans

From the business standpoint, 2004 was characterized by a series of upheavals and uncertainties which without doubt consciously geared, in keeping with our policy of prudence, our commitment to healthy, profitable growth.

Although the outlook at the beginning of 2004 was promising, the actual course of events in the year was transformed by a number of highly significant events and situations. These included most notably the tragic events in March and the worldwide terrorist threat, the change in the political scenario in Spain, the continuing instability in Iraq -with the concomitant impact on oil prices and the potential effect on inflation and growth-, and, lastly, the steady rise in house prices in Spain and the resulting impact on the real estate market and the mortgage business, which is a factor of vital importance to our lending activity.

If we add to this picture, as a direct result of these uncertainties, the high volatility and marked 'laterality' displayed by the markets for most of the year, the moderate growth reported by the leading European economies, the eventful election year in the United States and the variations in the euro/U.S. dollar exchange rate, we are faced with a scenario that Bankinter sought to manage with due prudence, both in its lending activity and in its advisory services, in order to continue to contribute value to its customers without jeopardizing in the slightest the robustness of its balance sheet or relinquishing its profitability.

The aim pursued by the Bank is simply to continue to create customer and shareholder value consistently through time.


CUSTOMER FUNDS AND CREDIT FACILITIES AND LOANS EX-SECURITIZATION
25,000
20,000
15,000
10,000
5,000
Millions of euros
2000
2001
2002
2003
2004
Customer funds
Credit facilities and loans ex-



CUSTOMER FUNDS

Once again in 2004 Bankinter based its strategy for attracting and managing customer funds on the provision of differentiated advisory and asset management services.

As of December 31, 2004, on- and off-balance-sheet customer funds totaled €28,834.06 million, an increase of 8.08% with respect to 2003 year-end.

Customer demand continued to focus on value-added investment products, in particular mutual funds, pension funds and our innovative 'management agreement' service for mutual fund, pension fund and equities portfolios.

Consequently, bank deposits and other instruments that give rise to on-balance-sheet funds were relegated to a secondary plane, even though the aggregate balance of the 'Deposits' and 'Bonds and Notes' captions grew by 10.35% to €19,525.81 million.

Nevertheless, Bankinter sought to continue to innovate in customer funds by introducing new types of deposits and value-added products, such as its alternative-management deposits or its structured deposits, which amounted to €103 million, up 10.11% on the figure for 2003.

Particularly noteworthy with respect to on-balance-sheet customer funds was the ongoing exceptional market response to the Cuenta Nómina Bankinter, the salary direct deposit account through which we offer a full range of products and services. The number of Cuenta Nómina accounts rose by 3.4% in 2004.

In keeping with our aim to offer each customer a personalized value proposition, in 2004 we launched the Cuenta Profesional, a product which specifically targets the self-employed and professionals, as well as foreign currency deposits (in pounds sterling, Swiss francs, etc.) for foreign customers, a segment to which Bankinter remains firmly committed.

CUSTOMER FUNDS

thousands of euros	12/31/04	12/31/03	12/31/02	Variation 2004/2003 Amount	%
Deposits	**13,680,231**	**12,787,021**	**12,257,660**	**893,210**	**6.99**
Government entities	435,106	327,239	386,815	108,156	33.08
Residents	12,881,703	12,099,293	11,454,668	782,121	6.46
Demand deposits	6,138,048	5,341,371	4,631,684	796,677	14.92
Savings deposits	106,957	110,290	111,004	(3,333)	(3.02)
Time deposits	2,254,625	2,222,693	3,048,509	31,932	1.44
Repos	4,382,073	4,424,939	3,663,471	(43,155)	(0.98)
Nonresidents	363,422	360,489	416,177	2,933	0.81
Bonds and notes	**5,845,580**	**4,907,576**	**3,282,785**	**938,004**	**19.11**
Total	**19,525,811**	**17,694,597**	**15,540,445**	**1,831,214**	**10.35**



OFF-BALANCE-SHEET FUNDS

Bankinter's advisory services and asset management are regarded as an industry benchmark and once again in 2004 proved to be a major catalyst for business growth.

Off-balance-sheet funds rose slightly throughout the year to reach €9,308.24 million as of December 31, 2004, a year-on-year increase of 3.62%.

Total mutual fund and pension fund assets amounted to €8,238.15 million, 10.55% more than at 2003 year-end, the highest assets under management figure in Bankinter's history.

One of the engines of this growth was without doubt the Bank's innovative 'management agreement' service, through which it manages customers' mutual fund, pension fund and voluntary pension entity portfolios by adopting a quantitative management approach, the basic aim of which is to control risk in all circumstances, in particular in bearish market cycles, and to harness the opportunities for growth provided by the markets. Bankinter management agreements are therefore a formula that is highly valued by those wishing to build medium- and long-term financial asset portfolios and take advantage of the most favorable tax treatment.

In 2004 the total number of portfolios managed by this service was 31,009, with assets totaling €1,462 million, of which €1,305 million related to mutual fund portfolios, €145 million to pension funds and €12 million to securities.

OFF-BALANCE-SHEET FUNDS

thousands of euros	12/31/04	12/31/03	12/31/02	Variation2004/2003 Amount	%
Mutual funds	7,517,691	6,864,955	5,380,001	652,736	9.51
Pension funds	720,463	586,966	443,630	133,497	22.74
Corporate promissory notes	25,403	25,403	25,403	0	0.00
Government debt securities held to maturity	118,484	374,553	170,583	(256,069)	(68.37)
Treasury bills held to maturity	1,153	1,217	14,234	(64)	(5.26)
Other assets under management	925,053	1,130,110	1,123,691	(205,057)	(18.14)
Total	**9,308,247**	**8,983,204**	**7,157,542**	**325,043**	**3.62**

Mutual funds

As far as investment products and financial advice are concerned, mutual funds continue to form an essential part of Bankinter's value proposition for its customers. Consequently, the Bank continued to record growth in this area, its total mutual fund assets rising by €652.74 million in 2004 (up 9.51% on 2003) to €7,517.69 million.

Bankinter's firm commitment to mutual funds is clearly distinguished from that of other banks, since it is based on the contribution of value to customers through quality advice and an open architecture.

The aim of the advisory services provided by Bankinter on investment products in general and on mutual funds in particular is to offer its customers, from a wide range of funds managed by Gesbankinter or any other fund manager, the product or fund in each category that is best suited to their particular investor profile.

Also, in 2004 Gesbankinter once again headed the market in terms of the quality of its equity fund management, for which it received various awards from independent institutions. Particularly worthy of mention was the designation of Gesbankinter as the 'Best Medium-Sized Equity Fund Manager in Europe' by Global Investor, the industry's most authoritative publication.



It should come as no surprise, therefore, that whereas industry-wide growth centered once again almost exclusively on guaranteed funds, the fund categories that showed the highest level of growth at Bankinter were precisely those whose management offered the highest added value: equity funds and funds offering dynamic management of the yield/risk ratio.

Although their relative importance in terms of total assets fell by almost eight percentage points to 46.68% of total mutual funds under management, money market mutual funds continue to account for the most significant portion of Bankinter's fund assets. Liquidity funds, based on a conservative range of products, and with the lowest fees in the market, consolidated their position as what could be viewed as the 'current account' of investments, in which money seeks shelter in hostile environments and from which it is diversified when opportunities are detected, taking advantage of the favorable tax treatment applicable to transfers between mutual funds.

MUTUAL FUND MIX BY ASSET TYPE


11.12
0.16
1.49
2.27
0.96
46.88
19.84
8.06
9.20
Money market funds
Short-term bond funds
Long-term bond funds
Equity funds
Balanced bond funds
Balanced equity funds
Guaranteed bond funds
Guaranteed equity funds
SICAV

Insurance and pension funds

As part of the Bank's strategy of developing its asset management business, pension funds and EPSVs (voluntary pension entities) experienced substantial growth in 2004 both in terms of numbers of participants and funds contributed. The number of participants in the two types of instrument grew to 102,701, up 16.75% from 2003 year-end, while funds contributed grew by 21.30% to €126.8 million.

This growth, together with the more encouraging scenario in equity markets, brought the assets managed in this area up to €720.46 million, 22.74% more than as of December 31, 2003.

The Management Agreements for pension funds and EPSVs continued to contribute high value-added to these investment instruments, allowing us to make a clearly differentiated offering in these products.

As with mutual funds, Bankinter's commitment to pension funds and EPSVs is based on the contribution of value to customers in terms of the range of products available and the quality of advice and management provided.

With 15 pension funds and 9 EPSVs, the Bankinter Group's product offering is one of the most complete and varied in the market; this is also the case with its range of guaranteed funds, which provide the best conditions vis-à-vis guaranteed return and term.

Thus, Bankinter customers can choose the basket or mix best suited to their risk profile, which can be actively managed through the 'Management Agreement' service.

Also noteworthy in this connection is our Programa Retorno ('Return Program'), a customer loyalty building system which rewards participants who maintain the investment in our pension plans and who continue to make contributions thereto year after year.

In the insurance area, 2004 saw significant growth in ordinary life and sundry insurance products, bolstered by the increases in the Bankinter Group's lending activity, mainly mortgage loans, in customer business and in cross-selling.

CREDIT FACILITIES AND LOANS

In 2004 Bankinter's lending activity was characterized by a commitment to healthy, profitable growth in terms of asset quality.

The Bank's robust balance sheet continues to represent a competitive edge and the basis for the creation of value in our business, as a result of which Bankinter has one of the lowest nonperforming loans ratios in the whole banking industry.

As of December 31, 2004, the Bankinter Group's credit facilities and loans amounted to €23,654 million, an increase of 15.33%, disregarding the effect of mortgage securitizations.

Mortgage lending continued to be the linchpin of the Bank's lending activity, albeit with an increasingly selective business strategy, both in terms of customers and profitability and the quality of the loan assets. The long succession of years of steady growth in the price of real estate assets, on occasion at surprising rates, combined with other factors, such as the increasing indebtedness of households, make it advisable to progressively introduce a certain measure of prudence to enable us to reconcile the growth of the business with the maintenance of our robust balance sheet and with our commitment to the profitability and future growth of our customer business.

In 2004 secured loans grew by 16.59% to €17,904 million, before deducting securitized assets. New lending amounted to €4,113 million, representing 8.6% growth with respect to 2003.

Bankinter's value proposition is based on its ability to offer the best mortgage product in the market, at the best price, with personalized terms and with an efficient and flexible marketing and arrangement process which seeks to achieve excellence in terms of the quality perceived by the customer.

However, the most noteworthy aspect of the growth in Bankinter's lending activity in 2004 was the focus on the SME segment, in which lending grew by 22.92% to €2,801 million, of which 49.8% related to secured loans. Despite this growth, the Bank's nonperforming loans ratio in this segment remained stable at 0.44%.

2004 witnessed the consolidation and extension of new consumer financing formulas, such as pre-authorized loans, a simple and direct form of financing readily available to the Bank's customers through any channel, or the financing of credit card purchases over the mobile phone. These are innovative, leading-edge formulas increasingly valued and used by customers.

Personal loans amounted to €355.6 million.



CREDIT FACILITIES AND LOANS

thousands of euros	12/31/04	12/31/03	12/31/02	Variation2004/2003 Amount	%
Lending to government entities	19,558	20,920	4,190	(1,362)	(6.51)
Lending to resident borrowers	18,680,247	16,362,382	14,794,971	2,317,865	14.17
Commercial bills	1,207,216	1,059,757	985,601	147,459	13.91
Secured loans	12,994,794	11,394,023	10,021,912	1,600,771	14.05
Secured loans ex-securitization	17,903,980	15,356,249	12,861,938	2,547,731	16.59
Lease receivables	642,706	574,000	565,037	68,706	11.97
Other loans	3,835,531	3,334,602	3,222,421	500,929	15.02
Lending to nonresident borrowers	384,672	368,049	384,338	16,623	4.52
Nonperforming loans (*)	53,152	61,948	61,812	(8,796)	(14.20)
Subtotal	**19,137,629**	**16,813,299**	**15,245,311**	**2,324,330**	**13.82**
Loan loss allowance	392,815	346,346	238,642	46,469	13.42
Total	**18.744.814**	**16.466.953**	**15.006.669**	2.277.861	13,83
Total ex-mortgage securitization	23,654,000	20,509,859	17,846,694	3,144,141	15.33

(*) Excluding off-balance-sheet risks



Customer segments

The strategy pursued by Bankinter in 2004 with respect to the various customer segments was similar to that adopted in 2003. Thus, as a continuation of its commitment to the SME business, the Bank opened 20 new strategically-located SME centers, mainly in industrial parks, to facilitate the access of SMEs to banking services and to enable Bankinter to provide specialized services. Despite the Bank's focus on the SME business, it has not neglected its other customer segments: Bankinter Private Banking, for example, continues to expand (4 new centers were opened in 2004); and the number of non-specialized branches rose to 308, an 8% increase with respect to 2003 year-end.

Income from customer business was €264.03 million in 2004, up 7.43% on December 2003.

Average funds increased by 9.41%, with a particularly significant increase in the Corporate Banking segment. Average credit facilities and loans grew by 14.65%, boosted by the SME and Private Banking segments.

This increase in income was underpinned by the increasing use of tools such as CRM, which helped the Bank to enhance its commercial business.

In 2004 Bankinter not only maintained its quality standards but also increased its net customer satisfaction (NCS) to 78.08 points.

The method used in the presentation of the data as of December 31, 2003, differs from that used in the 2003 Annual Report. This change came about because some customers were transferred to other segments in 2004.

CUSTOMER BUSINESS DATA

millions of euros	12/31/2004	12/31/2003	2004/2003 (%)
Average customer funds	20,342.77	18,593.38	9.41
Average credit facilities and loans	23,887.97	20,835.83	14.65
Income before taxes	264.03	245.78	7.43
Efficiency (%)	49.53	48.86	0.67
NCS (points)	78.08	77.50	0.75





INDIVIDUALS

Average funds under management in this customer segment amounted to €7,152 million as of December 31, 2004.

Particularly noteworthy in connection with these customer funds were mutual funds. In 2004 the cumulative balance of mutual funds totaled €3,320 million, up 18% on 2003. 15.6% of these mutual funds were managed under 'management agreements'. These figures clearly reflect the quality of our mutual fund offering, which ranks as one of the most competitive in the industry in terms of fees and management quality.

Average lending at 2004 year-end was €15,181 million, up 13.13% on 2003.

As in previous years, this growth in lending was driven by the mortgage business, which accounted for nearly 82% of total lending to this customer segment. In 2004 we arranged 23,430 mortgage loan transactions, with a total volume of €3,131 million. A high proportion of these transactions were made with new customers, which is indicative of the fact that in 2004 mortgage loans proved once again to be one of the most successful means of attracting customers in the Individuals segment.

Also worthy of mention is the qualified growth achieved in our mortgage loan portfolio due to the progress made in our policy of personalizing prices on the basis of business variables. As a result, 63% of transactions in 2004 were arranged with customers of a high socio-economic profile, a substantial improvement on the figure for 2003 (53% of total mortgages arranged). This also led to an increase in cross-sales: in 2004 our mortgage customers consumed an average of 7.3 products, whereas last year the number of products cross-sold through the mortgage business was 6.7 products per customer.

Due to the quality of its loan approval systems, Bankinter has one of the lowest nonperforming loans ratios in the financial services industry: 0.11% as of December 2004.

Significant growth was also achieved in lending to households through credit cards and consumer financing. The total volume of credit card and consumer financing transactions increased by 10.44% and 5.40%, respectively.

Lastly, as of December 31, 2004, cross-sales stood at 6.3 products per active customer, as compared with 5.6 products at 2003 year-end.

thousands of euros	12/31/2004	12/31/2003	2004/2003 (%)
Average customer funds	7,152.38	6,724.53	6.36
Average credit facilities and loans	15,181.04	13,418.71	13.13
Income before taxes	108.03	104.72	3.16
Efficiency (%)	57.93	56.71	1.22
NCS (points)	78.21	77.73	0.61

banca privada bankinter

PRIVATE BANKING

In 2004 we continued to extend our Management and Advisory Center network, which now comprises 35 centers located throughout Spain, four more than the number of centers in operation at 2003 year-end.

In proportional terms, 2004 can be regarded as the first year since implementation of the 'Bankinter private banking' model in which investments in infrastructures were marginal and, as a result, the income obtained from customer management and advisory services in all our networks is uniformly comparable.

2004 opened with a markedly positive outlook due to the signs of recovery shown by the domestic and international markets in the last quarter of 2003. Although these signs became stronger in the first few months of the year, this favorable scenario was drastically altered by the terrorist attacks in March, which seriously discouraged investment in the domestic market and prompted investors to shy away from the other European markets.

The other face of this turnaround was that many of the advisory and management skills and procedures instilled in our teams came to the fore, enabling us to deal with our customers using recognizable, dynamic profiling methods and to systematically respond to the needs of customers who had become highly sensitive due to the change in economic prospects. This circumstance was more than capitalized upon in the second half of the year, as shown by our earnings figures.

Our private banking team comprises 111 people, who have continued to take part in a training program which, designed to address the functions performed by them, leads to the obtainment of the European Financial Advisor certification awarded by the EFPA, of which Bankinter is an institutional member. At 2004 year-end, over 50% of the team had already obtained EFTA certification.

The consistency of our methods, together with the internal and external credibility of our value proposition, resulted in growth in the private banking customer base, which totals 27,819 active customers, signifying an increase of 10.6%.

Managed funds increased by 6.7% to €4,257.2 million; this growth included most notably that achieved in mutual funds, which also witnessed the eagerly awaited migration to higher value-added funds that had started at the end of 2003.

Average credit facilities and loans increased by 23.70%; this growth, which is in keeping with our strategy of focusing on the highest socio-economic profiles susceptible to arranging loans to invest in real estate, bears out our decision to offer customers integrated banking services that go beyond mere asset management.

3 has successfully harnessed all the relationship and transaction channels offered by Bankinter to all customer profiles, and has made the most intelligent use of the potential of our CRM system, which, providing a multitude of resources, is highly useful for this division's dealings with its customers, in view of the characteristic intensity of relationships with private banking customers and to the wide range of products used and services requested.



thousands of euros	12/31/2004	12/31/2003	2004/2003 (%)
Average customer fundss	4,257.20	3,988.96	6.73
Average credit facilities and loans	1,675.70	1,354.62	23.70
Income before taxes	40.39	33.79	19.53
Efficiency (%)	36.22	38.08	(1.86)
NCS (points)	77.52	76.86	0.86

banca privada bankinter

PERSONAL FINANCE

Personal Finance is Bankinter's business division catering for customers with financial assets in excess of €1.8 million. The assets managed by this Division, totaling over €7,000 million, relate to more than 1,000 family groups.

The Personal Finance business is conducted by highly qualified and specialized asset managers, who provide comprehensive, fully personalized advice. The service offered is personalized to such an extent that Bankinter creates an exclusive product for each of its customers based on their individual financial requirements.

Bankinter's capacity for innovation in this business is reflected in its SICAV (open-end investment company) offering, in which it has introduced improvements in the management, information and fee systems. In 2004 Bankinter bettered its market positioning in this area with respect to 2003, and is now placed fourth in Inverco's ranking in terms of the number of companies managed.

2004 saw the consolidation of Bankinter's value-added services, including most notably legal, tax and net worth advisory services; real estate services; family business and family protocol services; and administration of asset-holding companies.

The results of the quality survey conducted among Personal Finance customers confirm the strengthening of the strategy defined by Bankinter three years ago when it created a segment designed exclusively for high-income customers. In 2004 this Division recorded the best results in its history, achieving a NCS score of 82.04, a performance bordering on excellence.

thousands of euros	12/31/2004	12/31/2003	2004/2003 (%)
Average customer funds	2,345.82	2,198.74	6.69
Average credit facilities and loans	486.14	436.22	11.44
Income before taxes	20.00	17.7	12.89
Efficiency (%)	24.16	26.50	(2.34)
NCS (points)	82.04	81.38	0.81

CORPORATE BANKING

The Corporate Banking segment provides a specialized service to large and medium-sized companies and to the public sector. In addition to furnishing solutions of a purely financial nature for various corporate requirements, in 2004 Bankinter continued to develop and distribute products and services which, in most cases having a high technological content, contribute solutions for companies' day-to-day needs.

The strategy pursued in this segment by Bankinter involves providing innovative financial products to enable our customers to achieve enhanced process efficiency and profitability. In developing these products the Bank maintained the high quality standards to which its customers are accustomed and improved their accessibility to its services through a wide range of distribution channels. Illustrative of the Bank's endeavor is the steady growth in the number of customers using the various channels in their dealings with the Bank and the increase in the use of the Internet platform, whose role as the primary banking channel is becoming increasingly evident (75.43% of all transactions are now performed on-line, as compared with those arranged using the traditional branch network, which account for 15.18% of the total).

In quantitative terms, Corporate Banking continued to contribute to the Bank's total business, accounting for 20.75% of the income before taxes from customer business. Against a backdrop of falling interest rates, there was an upturn in the basic margin, underpinned by solid growth in fees and accompanied by an interest margin that remained stable throughout the year. Lastly, the resulting statement of income was bolstered by the cost containment drive.

thousands of euros	12/31/2004	12/31/2003	2004/2003 (%)
Average customer funds	4,219.60	3,377.14	24.96
Average credit facilities and loans	3,322.60	3,017.02	10.13
Income before taxes	54.78	51.61	6.14
Efficiency (%)	35.92	36.76	2.28
NCS (points)	79.35	78.45	1.15

SMES

2004 saw growth both in the number of active customers and in business volume, leading to significant increases in the balances managed.

Average total assets grew by 18.86%. The most noteworthy items were the financing of long- and medium-term investments, with an increase of 24.75%. This growth continues to be underpinned by the sound assessment of credit risk, which made it possible to reduce the nonperforming loans ratio in this segment to 0.44%.

As in previous years, the increase in operations was managed largely through the most efficient channels. Thus, most active customers habitually carried out their transactions over the Internet, which was used to perform over 38.80 million transactions in the year. Customer satisfaction with the quality and reliability of the service was reflected by a cumulative NCS score of 79.51 as of December.

In 2004 numerous improvements and new functionalities were included in the corporate electronic banking platform, ebankinter Empresas. Most significantly, customers can now use the platform to file their income tax returns (Bankinter provides the related signature certification) and social security tax returns electronically and to make on-line requests for bid bonds.

As regards the quality of the service provided, the Net Customer Satisfaction (NCS) of the SME segment customers rose to 77.26 points.

The specialized knowledge required to serve SME customers, combined with the significant number of employees who joined this segment, led to an increase in the Bank's training drive. In 2004 the number of hours devoted to the training of employees more than doubled, both in specific product-related courses and in courses for acquiring the skills required for the SME business.

Work continued in 2004 on the expansion of the new SME distribution network in industrial parks. 20 new centers were opened in the year, bringing the total number of SME branches to 47 as of December 31.

thousands of euros	12/31/2004	12/31/2003	2004/2003 (%)
Average customer funds	2,072.20	1,901.11	8.99
Average credit facilities and loans	2,801.60	2,279.24	22.92
Income before taxes	33.33	30.38	9.71
Efficiency (%)	56.40	53.32	3.08
NCS (points)	77.26	76.43	1.08

Capital markets and treasury

BOND MARKET

In 2004 the performance of the bond markets was marked by the incipient rises in U.K. and U.S. interest rates. These rises, which are proving to be progressive and very moderate, led to the maintenance, or even improvement, of the medium- and long-term sections of the bond market yield curves.

2004 witnessed the further consolidation of three main markets: government bonds, corporate bonds and asset securitizations.

Government bonds experienced substantial variations, particularly in the long-term sections of the curve. This was due largely to the high demand for this paper from the Asian central banks, which prompted the European government bond market to close the year with an all-time-low yield of 3.60%.

By contrast to previous years, corporate bonds achieved high stability within the increasingly narrow spreads with respect to government bonds. Following several years of abundance, 2004 saw fewer corporate bond issues, signaling that this market has reached maturity. Also noteworthy in 2004 was the absence of any major bankruptcies among the habitual issuers, unlike 2003, when we witnessed the demise of Parmalat, one of the major European corporate bond issuers.

The third market, asset securitizations, performed very well in 2004, which saw a tightening of spreads in most issues. Similarly, the primary securitization market continued to be very active, achieving growth with respect to the figures for 2003.

Once again in 2004, Bankinter was present in all three markets – in the first, as a government bond market maker and as the joint leading issuer of Spanish treasury bonds; in the corporate bond market, with a very active desk in the Eurobond market; and in the securitization market, where it issued over €1,500 million in the European institutional market, thereby maintaining its position as a major and frequent issuer of asset-backed bonds.

With regard to new markets and products, Bankinter continued to maintain an active presence in the primary and secondary markets for new bonds tied to European inflation rates. As regards futures on interest rate swaps, we continued operations with a product that replicates the interbank market with the advantage of not consuming capital.

In 2004 Bankinter was once again a benchmark entity in the corporate promissory note market, both as an issuer and a placement agent.



EQUITY MARKET

As an issuer of warrants, Bankinter trades around 85 issues on the most heavily traded underlyings in the warrants market: Ibex 35, Banco Santander Central Hispano, Telefónica, Banco Bilbao Vizcaya Argentaria and Repsol. Thanks to its management and liquidity, Bankinter offers highly competitive prices and the possibility of trading on-line using the ebankinter broker platform. Ebankinter is the market leader in warrant transactions on the Madrid Stock Exchange, on which Bankinter warrants have a market share of over 20%.

Lastly, mention should be made of Bankinter's active participation in the retail and institutional tranches of the three major public offerings in the Spanish market in 2004 (Fadesa, Telecinco and Cintra), in which the volume of purchase requests clearly exceeded the number of shares underwritten by Bankinter.

BANKINTER'S LIQUIDITY AND FUNDING IN THE CAPITAL MARKETS

Bankinter's high balance-sheet growth in recent years has made it necessary to place special emphasis on the monitoring of its liquidity and capital figures. As a result of careful planning, and through the establishment and maintenance of various financing programs and instruments, the Bank had efficient access to the Spanish and international capital markets, both short-term (promissory notes, Euro Commercial Paper) and long-term (bonds and debentures), using any form of debt (senior, subordinated, etc.).

The various issues launched by Bankinter were very popular with both domestic and foreign investors due to the Bank's solvency, transparency and quality of management and, in particular, the high ratings obtained from rating agencies.

There were recurring short-term issues both under the Bankinter Promissory Note Program and the Euro Commercial Paper program, although business in the latter fell with respect to 2003. The average outstanding balance of these programs in 2004 amounted to €2,580 million and €1,285 million, respectively.

Mention should be made of the high balance-sheet growth in the mortgage field, which was accompanied by major transactions aimed at ensuring the financing and capital required by Bankinter to maintain its high growth rates. The total amount of these transactions (other than short-term issues under the Promissory Note and Euro Commercial Paper programs) exceeded €3,000 million. Noteworthy were one subordinated debt issue (€50 million), three senior debt issues (€2,000 million) and two mortgage securitizations (€1,560 million).

Also worthy of mention are the two preferred securities issues launched by Bankinter for a total of €343 million to replace two 1999 issues which, following authorization from the Bank of Spain, were redeemed early on the date of their fifth anniversary. As a novel feature, under the terms of the new issues, holders of the old preferred securities could deliver their securities as consideration for the new preferred securities subscribed, thus avoiding the need to make a cash payment. Over 70% of the preferred securities were subscribed using this new subscription system and the remaining 30% were subscribed by new investors.

Bankinter continues to be a benchmark in the mortgage loan securitization market, not only in terms of the total volume issued (€6,887 million), but also in terms of the quality and frequency of the transactions. This is evidenced by the diversity of the investors involved, the large number of entities wishing to take part in the structuring or design of the securitizations and the brisk trading thereof on secondary markets.

Securitization remains a key management tool that will enable Bankinter to achieve further growth in a secure, profitable and efficient manner. Accordingly, the Bank will foreseeably continue to regard securitizations as an important means of financing balance-sheet growth. However, we will continue to study new alternative channels which, in conformity with the new International Accounting Standards and within the foreseeable scenario arising from the new Basel Committee regulations on capital requirements, will make it possible to further optimize the liquidity and the capital required by the Group.

Also noteworthy in 2004 was the enhancement of the capacity for the distribution of bond issues within the Bankinter Group. With the support of the Research Department, our intermediation and advisory services are becoming a basic pillar of growth in this area.

The liquidity situation in 2004, measured in terms of dependence on the interbank market and excluding transactions against assets, as of the last day of each month, was as follows:

DEPENDENCE ON INTERBANK MARKET IN 2004


-0
-500
-1,000
-1,500
-2,000
-2,500
Millions of euros
Jan. Feb. Mar. Apr. May. Jun. Jul. Aug. Sep. Oct. Nov. Dec.



Risk management

The Board of Directors, acting through the Audit and Regulatory Compliance Committee, the Audit Division, the Institutional Control Unit and the Loan Committee, guides and supervises the accounting policies and internal control systems and procedures in relation to all the risks involved in the Bank's activity, and the prevention of money laundering pursuant to current legislation. The objective is to properly manage risk and optimize such management through the assets, liabilities and hedging instruments available to the Bank.

For this purpose, the Board of Directors approves and periodically reviews the main credit risks and sets and updates the operating limits of Treasury and Capital Markets.

At executive level there is a segregation of functions between the business units in which risk arises and the units responsible for monitoring and controlling this risks.



Bankinter places particular emphasis on the identification, measurement, control and monitoring of the following risks:

1.- Credit risk
2.- Structural interest rate risk
3.- Liquidity risk
4.- Market risk
5.- Derivatives risk
6.- Operational risk

The audit and internal control systems also address other risks inherent in the Group's activity, such as legal, tax, fraud and technology risks.

The Bank continues to make headway in its internal project to analyze the new developments of all kinds that will result from future regulation by the BIS (Bank for International Settlements) in different areas (market risk, credit risk, operational risk, etc.) and in optimizing management of the Group's capital and liquidity.

STRUCTURAL RISK MANAGEMENT

The purpose of Bankinter's policy on interest rate and liquidity risk control is to manage the impact of interest rate variations on the balance sheets and income statements of the Bank and of the consolidated Group.

The Asset-Liability Committee (ALCO), which is directly responsible for managing overall interest rate and liquidity risk, as well as stock market and institutional exchange risk, adopts the most appropriate investment and hedging strategies to mitigate the impact of interest rate fluctuations and determines the Bank's financing policies.

Each year the Board of Directors delegates to the ALCO the establishment of the operating limits applicable to the management of the aforementioned risks.

Structural interest rate risk

Structural interest rate risk is defined as the Bank's exposure to market interest rate fluctuations resulting from maturity and repricing gaps in the balance-sheet asset and liability items.

The methodology used by the Bank for the integrated management, measurement and control of interest rate risk is the so-called repricing gap model. This model consists of an interest rate map which, based on certain working assumptions, provides information on the Bank's risk exposure resulting from interest rate variations. For this purpose, Bankinter's balance sheet is divided into several tranches structured by interest rate repricing period.

The applicable operating limits are defined as the maximum gap or difference that can be maintained, for each tranche in the interest rate risk map, between the total amount of assets and liabilities.

The situation of the interest rate map as of 2004 year-end was as follows:

(In euros)	Assets	Liabilities	GAP
Up to 1 month	12,284,989,421.66	12,971,103,513.65	(686,114,091.99)
Up to 3 months	2,603,380,989.55	6,564,104,042.53	(3,960,723,052.98)
Up to 9 months	5,516,116,505.53	4,628,489,684.67	887,626,820.86
Up to 1.5 years	3,626,154,923.44	498,103,374.82	3,128,051,548.62
Up to 3 years	1,463,603,167.39	286,000,333.12	1,177,602,834.26
Up to 6 years	(35,624,841.86)	132,570,078.26	(168,194,920.13)
Over 6 years	3,243,096,358.67	3,805,427,657.53	(562,331,298.86))

In addition, simulation tools are used to calculate the sensitivity of the interest margin to various interest rate scenarios and to changes in the slope of the curve, as well as the sensitivity of the asset value to interest rate fluctuations.

The graph below illustrates the effect on the interest margin of a parallel shift of +/- 100 basis points in the euro interest rate curve over a time horizon of 18 months.

SENSITIVITY OF THE INTEREST MARGIN


4
--1
--6
Millions of euros
Jan. 05
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan. 06
Feb.
Mar.
Apr.
May.
Jun.
100 pb fall
100 pb rise

Also, an analysis is conducted to measure the sensitivity of the interest margin to the slope of the curve. The scenario shown below illustrates this sensitivity over a time horizon of 18 months, maintaining the 6-month interest rate constant and raising/lowering the short-term interest rate (up to 3 months) and the 18-month rate by the same amount in order to introduce a +/- 25 basis point variation in the slope of the curve.

SENSITIVITY OF THE INTEREST MARGIN


25 b.p. fall in curve
25 b.p. rise in curve
Millions of euros
4
--1
--6
Jan. 05
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan. 06
Feb.
Mar.
Apr.
May.
Jun.

At 2004 year-end the sensitivity of the Economic Value to parallel shifts of 200 basis points (b.p.), the scenario recommended by the BIS, was €59.6 million.

Liquidity risk

Bankinter's liquidity risk strategy involves the coordinated management of its balance-sheet assets and liabilities and, specifically, of its interbank assets and liabilities.

The liquidity risk control tools used are the liquidity gap and the interbank market status report.



TREASURY AND CAPITAL MARKETS OPERATIONS

In addition to providing overall interest rate and liquidity risk management services, the Treasury and Capital Markets Division operates in the markets to harness any business opportunities that may arise.

To carry out these functions, the Division uses all available financial instruments, including interest rate, exchange rate and equity derivatives.

The financial instruments traded must generally be sufficiently liquid and hedgeable.

For this purpose, the Board of Directors of Bankinter, S.A. has established limits and internal measurement procedures for the risk on each of the products and markets in which the Division trades. These limits are reviewed annually.

In 2004 the Bank adapted its market risk limits to VaR methodology, which had already been used in previous years to manage and measure this risk. The limits introduced, which are established for each of the risk factors and on the basis of overall VaR, are supplemented by stop-loss rules and sensitivity measures.

Specific limits are also set for credit and counterparty risk, and the markets in which trading is authorized are specified.

The method for setting limits in the Treasury and Capital Markets Division is based on a delegation arrangement. The related information is made available to the control committees in the internal databases maintained for this purpose.

MARKET RISK MEASUREMENT

Value at Risk (VaR)

Bankinter measures its interest rate, equity and exchange rate market risk by using the Value-at-Risk (VaR) methodology, which quantifies the maximum potential loss on a given portfolio, with a 99% confidence level and a one-day time horizon. VaR is calculated by the parametric model, which is based on the statistical assumption that changes in market prices follow a normal probability distribution.

The table below shows the average and year-end VaR values of the Bank's positions, excluding the held-to-maturity investment portfolio.

VAR

millions of euros	**Average**	**Year-end**
VaR – Interest rate	5.23	6.19
VaR – Equities	1.08	0.91
VaR – Exchange rate	0.04	0.02
Total VaR	**6.01**	**7.03**

Stress Testing

Stress testing is an analysis performed to supplement the VaR values obtained. Stress test estimates quantify the maximum potential loss in the value of a portfolio under extreme scenarios of change in the risk factors to which the portfolio is exposed.

The benchmark stress test scenario used by Bankinter is that approved each year by its Board of Directors; this scenario includes extreme variations in interest rates, stock market prices and exchange rates, as well as significant changes in volatility.

The Bank also performs estimates using scenarios that replicate historical market crisis situations.

The following table shows the average and 2004 year-end stress test estimates performed using the scenarios described below:

Stress Test 2004

millions of euros	Average	Year-end
Stress – Interest rate	36.08	55.07
Stress – Equities	13.21	28.24
Stress – Exchange rate	0.35	0.52
Stress – Derivatives	0.64	0.89
Total Stress	**50.28**	**84.72**

a) Interest rate scenarios: for terms in the curve below three months, a variation of 200 basis points (b.p.) with respect to current rates; for terms from three months to two years, a variation of 125 b.p.; for terms from two to ten years, a variation of 75 b.p.; and for terms above ten years, a variation of 50 b.p.
b) Equity scenarios: 30% stock market fall.
c) Exchange rate scenarios: 5% variations in the euro against the currencies of non-emerging countries.
d) Volatility scenarios: 60% rise in volatility.



DISTRIBUTION OF RISK BY RATING

Euros	AAA	AA	A	BBB	BB	B	UNRATED
Fixed-income securities	14,309,560.19	96,102,422.04	616,382.67	28,435.10	1,020.74	92,140.80	48,177.04
IRS > 1 year	315,000,000.00	2,920,027,093.61	602,172,057.00	-	-	-	5,171,949,200.84
Interest rate options (bought			30,050,605.22	-	-	-	1,282,653.46
Securities options (bought)		95,385,075.00	80,922,409.00				56,777,153.00

*The total amount of risk classified as 'unrated' includes five transactions totaling 5,036,274,116.38 whose counterparties are the Bankinter Mortgage Securitization SPVs.

ACTIVITY TABLES

Following are tables of the fixed-income positions, classified by issuer and maturity, and of the positions in OTC derivatives (IRS and interest rate, exchange rate and securities options), classified by maturity:

euros		MATURING AT 0-1 YEARS (MAT. 2005)	MATURING AT 1-5 YERAS (MAT. 2006-2010)	MATURING AT 5-10 YERAS (MAT. 2006-2010)	MATURING AT OVER 10 YERAS (MAT. > 2016
FIXED-INCOME	Book value	-	48,847,452.85	46,292,895.85	16,996,745.49
	Fair value	-	48,849,346.95	46,284,045.76	16,996,745.49
GOVERNMENT DEBT	Book value	119,226,678.14	1,535,427,114.38	2,651,846,064.54	471,757,549.12
	Fair value	119,286,441.44	1,570,008,646.77	2,735,808,764.08	495,314,197.54
AUTONOMOUS COMMUNITY AND OTHER AUTHORITIES	Book value	967,818.94	5,112,459.26	1,260,120.78	-
	Fair value	966,371.30	5,049,508.17	1,262,000.00	-

OTC TRADING DERIVATIVES

thousands of euros	< 1 year	1-5 years	5-10 years	> 10 years	Net replacement value
IRS	135,975	1,234,285	618,021	-	(9,951,161.30)
CMS	2,696,245	685,000	-	-	(1,105,001.13)
Interest rate options	30,189	2,733	68	2,690	35,683.54
Subtotal OTC – Interest rate	**2,862,409**	**1,922,018**	**618,089**	**2,690**	**(11,020,478.89)**
Options on securities	297	-	-	-	(16.00)
Subtotal OTC – Securities					
Exchange rate options	9,477	4,750	-	-	81,722.85
Subtotal OTC – Exchange rate	**9,477**	**4,750**	**-**	**-**	**81,722.85**
TOTAL DERIVATIVES	**2,871,886**	**1,926,768**	**618,089**	**2,690**	**(10,938,756.04)**

OTC HEDGING DERIVATIVES

thousands of euros	< 1 year	1-5 years	5-10 years	> 10 years
IRS	5,565	102,531	499,544	5,869,768
CMS	7,770,000	-	-	-
Subtotal OTC – Interest rate	**7,795,565**	**102,531**	**499,544**	**5,869,768**
Options on securities	594,422	396,064	118,551	-
Subtotal OTC – Securities	**594,422**	**396,064**	**118,551**	**-**
TOTAL DERIVATIVES	**8,389,987**	**498,595**	**618,095**	**5,869,768**

CREDIT RISK

Organization of the Credit Risk Function

Bankinter's risk strategy is established by the Board of Directors, which also defines the limits of the powers of the Loan Committee and approves any transactions whose risk exceeds the scope of the powers delegated to subordinate bodies. This strategy takes the form of a series of risk policies, duly approved by the Loan Committee, which are proposed, implemented and managed by the Loan Management Division using various tools and procedures.

The Loan Committee, in addition to approving the risk policies for the Bank's various businesses, sets the limits on the powers delegated to Risk Management and to the Regional Organizations; approves transactions not included in the foregoing category because of their amount; periodically controls and monitors risks and the related exposure, both to the most important customers and to the main sectors; supervises the achievement of risk targets and the functioning of risk management tools and models; and, in general, is informed about significant credit risk issues, on which it takes the relevant decisions.

The Risk Management Division forms part of Bankinter's Resources, Risk and Platforms Division, thus ensuring its independence vis-à-vis the business units. Structured to reflect the various areas and customer segments, it carries out loan approval, the subsequent loan control and monitoring and, if appropriate, nonperforming loan recovery. Risk Management includes a specific department responsible for the methodologies and systems used to handle and manage customer risk. Its main functions are to develop, improve, control and monitor the new internal risk scoring models and to implement these models as part of the Bank's global risk management, with a view to optimizing the return/risk ratio for the various businesses.

CREDITWORTHINESS

Bankinter's excellent creditworthiness and its high loan loss provisions, which represent a significant competitive edge, will enable the Bank to cater for steady future growth in lending, safe in the knowledge that it will continue to generate sustained value through time.

2004 was characterized by the outstanding performance of the nonperforming loans ratio in all business segments. Bankinter reduced its nonperforming loans ratio from 0.28% to 0.21%, far below the average figure for the Spanish banking industry. Also, the recorded allowance/ nonperforming loans ratio stood at 795%, whereas the average for Spanish banks was 368% for the resident sector. Throughout 2004 the statistical loan loss allowance recorded by Bankinter reached the legally stipulated level.

NONPERFORMING LOANS AND ALLOWANCES


450
400
350
300
250
200
150
100
50
0
Millons of euros
432.32
54.40
2000
2001
2002
2003
2004
ALLOWANCES
NPL

VARIATIONS IN RECORDED ALLOWANCE/NONPERFORMING LOANS


800
700
600
500
400
300
200
Percentage
795 %
2000
2001
2002
2003
2004

VARIATIONS IN NONPERFORMING LOANS/TOTAL RISK EXPOSURE: BANKINTER VS. SPANISH BANKING INDUSTRY


9
8
7
6
5
4
3
2
1
% 0
0.70%*
0.21%
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
Spanish banks NPL ratio
Bankinter NPL ratio

Source: Bank of Spain and Bankinter
*November 2004

VARIATIONS IN RECORDED ALLOWANCE/NONPERFORMING LOANS: BANKINTER VS. SPANISH BANKING INDUSTRY


800
700
600
500
400
300
200
100
0
%
795%
365%*
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04
Recorded allowance NPL Spanish banks
Recorded allowance NPL Bankinter

Source:Bank of Spain and Bankinter
*November2004

TREND IN NONPERFORMING LOANS BY SEGMENT


0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
%
0.63
0.44
0.32
0.24
0.22
0.16
SMEs
Corporate
Individuals
2003
2004



CREDIT RISK ANALYSIS

thousands of euros	12/31/04	12/31/03	12/31/02	Variation 2004/2003 Amount	%
Risk exposure	26,226,233	23,025,631	20,378,542	3,200,602	13.90
Nonperforming loans	54,399	64,664	63,172	(10,265)	(15.87)
Total allowances	432,315	395,883	274,779	36,432	9.20
Mandatory allowances	432,315	395,883	272,779	36,432	9.20
Specific	21,474	35,441	32,778	(13,967)	(39.41)
General-purpose	410,841	360,442	240,001	50,399	13.98
Percentage figures					
ÍNonperforming loans/total risk exposure ex-securitization	0.21	0.28	0.31	(0.07)	(25.00
Nonperforming loans/total risk exposure	0.25	0.35	0.35	(0.10)	(28.57)
Nonperforming loans ratio: mortgage portfolio ex-securitization	0.12	0.16	0.19	(0.04)	(23.07)
Recorded allowance/ nonperfoming loans ex-securitization	794.71	612.22	434.97	182.50	29.81
Recorded allowance/ unsecured nonperforming loans	693.95	520.73	388.23	173.22	33.27

BREAKDOWN OF CREDIT FACILITIES AND LOANS

% of total credit facilities and loans

thousands of euros	Up to150	151 to 600	601 to 3.000	3.001 to 6.000	Over 6.001	Total
Up to 3 months	1.90	1.96	2.21	0.68	5.88	**12.62**
3 to 12 months	3.78	3.55	3.79	1.26	2.59	**14.97**
12 to 36 months	1.60	0.53	0.42	0.11	0.19	**2.85**
Over 36 months	41.27	21.54	4.36	0.98	1.40	**69.56**
Total	**48.55**	**27.58**	**10.78**	**3.03**	**10.06**	**100.00**



In 2004 Bankinter's risk management pursued the following basic lines of action:

1. Improvement of customer service quality, ensuring a prompt response tailored to the customers needs. In this connection, the SME segment loan approval systems were modified in order to increase the ratio of automatically approved loans, thus enabling the Bank to cut its response time vis-à-vis customer requests. Similarly, the entire loan transaction approval process was enhanced through the creation of specific centers, referred to internally as 'CAPYs', which expedite and increase the efficiency of all administrative procedures relating to proposed loans and the process for the renewal of existing loan transactions.

2. Construction of internal credit risk scoring models based on the Basel II regulatory framework, making further progress toward more sophisticated systems –aimed at optimizing the return/risk ratio- and surpassing the old discriminatory-analysis based models.

Bankinter has established various credit risk categories with a view to equipping each category with specific classification and rating systems. In 2004 the rating model for residential mortgage loans was improved and the models designed for the three typical legal-entity categories –small companies, medium-sized companies and large companies- were implemented. Taken together, these four categories account for 78.88% of customer risk exposure. The models for the remaining risk categories will be created in 2005.

INTERNAL RISK SCORING MODELS

CREDIT RISK EXPOSURE BY INTERNAL CATEGORY


11%
27%
45%
7%
2%
5%
3%
Residential mortage loans
Consumer loans
Other individuel borrower categories
Small companies
Medium sized companies
Large companies
Other legal entity categories

The internal rating models provide, for each category, a grade or rating of the risk assumed by the Bank vis-à-vis each customer or transaction. Each of these ratings is associated with a certain probability of default (past due by more than 90 days) and, accordingly, the higher the rating, the lower the probability of default. The probabilities of default, or PDs, shown in the graphs were obtained by applying statistical techniques to historical data for five years.

For each risk category (mortgages, small companies, medium-sized companies, large companies, etc.), the range of the probability of default associated with the rating of the customer or the transaction differs from one model to another. In order to be able to compare the various credit risk categories, Bankinter has developed an internal master scale that gives a value in the scale (from 0 to 100, where 0 is the worst value and 100 the best) to a segment of the default probability. The ratings assigned to the 'residential mortgage loans' category are those with the lowest probability of default and, accordingly, this category is at the higher end of the master scale, followed by large companies, medium-sized companies and small companies, in that order

LOCATION OF THE RISK CATEGORIES ON THE MASTER SCALE


100
90
80
70
60
50
40
30
20
10
0
Master scale
Risk categories
Mortgages
Small companies
Medium sized companies
Large companies

Master Scale	Probability of default
100	0.00%
90	0.13%
80	0.25%
70	0.48%
60	0.93%
50	1.80%
40	3.48%
30	6.71%
20	12.96%
10	25.00%
0	100.00%

DISTRIBUTION OF RISK PER THE MASTER SCALE


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Risk (thousands of euros)
Master Scale
90-100
80-89
70-79
60-69
50-59
40-49
30-39
20-29
0-19
Large Companies
Medium Sized Companies
Small Companies
Mortgages

73% of the risk in the categories for which Bankinter has internal ratings models (residential mortgages, large, medium-sized and small companies) has a probability of default of less than 0.93%, which confirms the excellent creditworthiness of Bankinter's portfolio.

DISTRIBUTION OF RATINGS BY THE PROBABILITY OF DEFAULT OF LEGAL ENTITIES


25
20
15
10
5
0
Probability of default
Rating 1 2 3 4 5 6 7 8 9
Small Companies
Medium Sized Companies
Large Companies



SMALL COMPANIES


30
25
20
15
10
5
% 0
Rating 1 2 3 4 5 6 7 8 9

Small Companies: Companies (legal entities)with net revenues of €1,000,000 or less and total assets of €500,000 or less small sized companies.

Risk

Customers

MEDIUM-SIZED COMPANIES


25
20
15
10
5
% 0
Rating 1 2 3 4 5 6 7 8 9

Medium Sized Companies: Companies (legal entities)with net revenues of €5,000,000 or less and total assets of €250,000 or less

Risk

Customers

LARGE COMPANIES


40
30
20
10
% 0
Rating 1 2 3 4 5 6 7 8 9

Large Companies: Companies (legal entities)with net revenues exceeding €5,000,000 and total assets exceeding €250,000

Risk

Customers

In addition to the customer assessment or rating models, Bankinter has performed an in-depth analysis of the severity (the average default recovery rate) and exposure at the time of default. The probability of default, severity and exposure are the three factors required to calculate the expected, or probable loss on each loan, a key factor in estimating the risk premium that should be passed on in the price as an additional cost of the business activity.

In the residential mortgage category, in addition to the rating model, Bankinter has already made internal estimates of the severity and exposure and, consequently, of the expected loss. These calculations disclose the extraordinary quality of Bankinter's mortgage portfolio. 73% of the mortgage portfolio exposure has a rating of 5 or higher, and the expected loss on the portfolio as a whole is 0.44% of the risk exposure.

DISTRIBUTION OF RESIDENTIAL MORTGAGE LOAN RATINGS BY PROBABILITY OF DEFAULT


3.5
3.0
2.5
2
1.5
1
0.50
0
Probability of default
Rating 1 2 3 4 5 6 7 8 9

DISTRIBUTION OF THE RESIDENTIAL MORTGAGE PORTFOLIO BY RATING


25
20
15
10
5
% 0
0.08
0.07
0.06
0.05
0.04
0.03
0.02
0.01
0.00
Rating 1 2 3 4 5 6 7 8 9

● Risk (%)balances drawn down + undrawn balance limits

● Expected loss(%) stimate of the amount written off (right axis.)

In order to calculate the severity and exposure in the other categories, databases containing the required historical data for the subsequent development of the models have been created and fed

Individuals

Personal mortgage loans as a percentage of the Bank's total credit risk increased by 0.5 percentage points in the year to 61.2%. Due to the sharp hike in real estate prices and the increase in Spanish household debt, Bankinter implemented a more restrictive policy with regard to coverage of the appraised value of the housing and the economic effort required to meet mortgage payments. As a consequence of this policy of prudence, coverage of new mortgage loans improved, and the average ratio of the mortgage loan as a percentage of the appraised value of the property decreased from 67.6% in 2003 to 63.9% in 2004. The number of mortgage loans whose ratio of the loan as a percentage of the appraised value of the property is lower than 80% was reduced on a month-by-month basis from 22% in August 2003 to 9% in December 2004.

On average, new mortgage loans accounted for 30% of household income in 2004, a similar figure to that of the previous year.

NEW MORTGAGES: LOAN AMOUNT AS A PERCENTAGE OF APPRAISED VALUE


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
% number of new of mortgages
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
Mar. 04
Apr. 04
May. 04
Jun. 04
Jul. 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Mortgage loan amount/appraised value > 80%
Mortgage loan amount/appraised value <= 80%



Profile of the mortgage portfolio

	December 04
Average loan (euros)	93,527
First residence	91%
% of household income	26.8%
Loan / appraised value	44.3%
Nonperforming loans	0.11%

Source of residential loans

	2004
Subrogation from developers	6.6%
Direct sales	93.4%

Corporate Banking and SMEs

SMEs, with a lending growth rate of 22.92%, was the business segment with the fastest growth in lending in 2004 in relative terms. Its nonperforming loans ratio fell from 0.63% in 2003 to 0.44% in 2004.

Since 1995, Bankinter has had an automatic loan approval system for SMEs known as SIGRID. This system, which is based on the statistical analysis of our customers' historical data, automatically approves -without the involvement of any risk analyst - 45.5% of all the transactions handled by the system, with the resulting quicker response to customers and efficiency gains for branches. The nonperforming loans ratio of the loans authorized by SIGRID is 0.38%, which is below the overall ratio for the segment.

In 2004, once the rating models for the various categories of legal entities were improved and implemented, SIGRID started to use the ratings of customers in the small- and medium-sized companies categories as a key variable in the automatic granting of loans to this segment. This marks a significant step forward in the integration of the new risk scoring models in Bankinter's risk management.

Growth in the Corporate Banking segment speeded up in 2004 with lending increasing by 10.13%, while nonperforming loans fell to 0.24%, 10 basis points lower than in 2003.

Since 1998 the Corporate Banking segment has used a rating system which has been improved to reflect the latest methods and takes into account objective variables that are adjusted, in each case, by the related Loan Committee based on its knowledge and experience with the customer. The customer rating thus obtained constitutes a key variable in the analysis and approval of loans to these customers. These ratings are revised annually.

As shown in the graph of the distribution of risk exposure to Large Companies by Rating, the overall credit quality of these companies is excellent, since 84% of the exposure has a rating of 6 or higher.

The credit risk portfolio in the Corporate Banking and SME segments is highly diversified by industry. Mention must be made of Bankinter's lack of exposure in emerging countries.

RISK CONTROL AND MONITORING

Nonperforming loans were considerably reduced in 2004. In addition to the rigorous analysis of transactions, the anticipation and alert systems included in Bankinter's risk management, which are used by the commercial teams and risk managers, also contributed to this achievement. These systems, together with the knowledge and experience of our commercial teams and risk managers, have improved the level of anticipation of irregularities so that only 23.9% of loans that become nonperforming have not been previously detected.

LACK OF ANTICIPATION


50
40
30
20
10
0
% -10
36.83
23.91
04Q/01 01Q/02 02Q/02 03Q/02 04Q/02 01Q/03 02Q/03 03Q/03 04Q/03 01Q/04 02Q/04 03Q/04 04Q/04
Quarters

VARIATIONS IN NONPERFORMING LOANS IN 2004

thousands of euros	2004	2003	2002	*Variation 2004/2003* Amount	%
Beginning balance (January 1)	64,664	63,172	54,811	1,492	2.36
+ Additions	104,601	124,957	125,807	(20,356)	(16.29)
- Recoveries	96,256	110,671	106,912	(14,415)	(13.03)
- Write-offs	18,610	12,794	10,534	5,816	45.46
Ending balance (December 31)	54,399	64,664	63,172	(10,265)	(15.87)
Balance of foreclosed assets	6,888	9,165	10,386	(2,277)	(24.84)

BREAKDOWN OF NONPERFORMING LOANS BY TYPE OF GUARANTEE

2004	Total bank balance	Balance
Cash collateral	184.23	0.34%
Asset collateral	22,157.87	40.73%
Personal guarantee	32,057.48	58.93%
Total	**54,399.58**	**100.00%**

BREAKDOWN OF NONPERFORMING LOANS BY TYPE OF GUARANTEE

thousands of euros	12/31/2004		12/31/2003		12/31/2002		Variation 2004/2003	
	Saldo	%	Saldo	%	Saldo	%	Absoluta	%
Personal guarantee	32,057	58.93	40,069	61.97	37,948	60.07	(8,012)	(20.00)
Asset collateral	22,158	40.73	24,272	37.54	24,892	39.40	(2,114)	(8.71)
Cash collateral	184	0.34	323	0.50	332	0.53	(139)	(43.04)
Guaranteed by the public sector	-	0.00	-	0.00	-	0.00	-	0.00
Total nonperforming loans	**54,399**	**100.00**	**64,664**	**100.00**	**63,172**	**100.00**	**(10,265)**	**(15.87)**

The 'watch' loan category -relating to customers with past-due payables to third parties, recent nonperforming loans at the Bank or special monitoring- has performed well and the related ratio improved with respect to 2003. Similarly, the balances and the percentage of loans 'to be extinguished' fell significantly.

PERFORMANCE OF WATCH AND TO-BE-EXTINGUISHED LOANS'



7.20
6.70
6.20
5.70
% 5.20
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
Dec.
Feb.
Apr.
Jun.
Aug.
Oct.
Dec.
Watch loans/lending
To be extinguished loans/lending



07. Earnings

THE BANKINTER GROUP BEAT ITS 2003 RECORD EARNINGS WITH ATTRIBUTED NET INCOME OF €163.07 MILLION.



Earnings

Bankinter's earnings rose, quarter by quarter throughout 2004.

Average total assets increased by 8.81% compared with 2003, although the increase would have been 15.87% excluding the effect of the securitizations.

Growth in lending was 13.83% (15.33% before securitizations) despite the increased prudence, if such a thing is possible, regarding mortgage lending. Most noteworthy was lending to SMEs, which increased by 22.9%, showing that the strategy of focusing on this area of business is beginning to bear fruit.

The Bankinter Group's income before taxes amounted to €266.57 million, up 24.68% on 2003. Consolidated net income was €177.9 million, while attributed net income was €163.07 million, up 22.57% on the previous year. The return on equity (ROE) increased from 16.75% in 2003 to 18.24% in 2004.

The low interest rates and increased competition in the industry put significant pressure on the customer spread and led to a 2% fall in net interest revenue. Fees rose by 14.87% as a result of growth in customer business, the positive performance of mutual funds and equity securities and the revenues arising from the use of credit cards. Revenue from financial transactions fell by 7.26%, which led to an increase in gross operating income of 2.08%.

General administrative expenses increased by 6.97% to €305.35 million due to the investments made, mainly in the SME segment and other areas such as consumer finance. Depreciation, amortization and write-downs of property and equipment and intangible assets amounted to €15.93 million, 6.07% less than in 2003. This led net operating income to fall by 2.94% to €283.87 million.

Mention must be made of the excellent performance in 2004 of Línea Directa Aseguradora S.A., a company engaging in telephone and Internet sales of car and, more recently, motorcycle insurance which is 50% owned by Bankinter and 50% by the U.K. company Direct Line, and of the outstanding year of Bankinter Seguros de Vida y Pensiones, which is wholly owned by Bankinter. These two companies' good performance led 'Net Gains from Companies Accounted for by the Equity Method' to increase by €9.42 million to €34.16 million.
The period provision for loan losses was €51.38 million, down 60.92% on 2003, since the statistical credit loss allowance only required additional provisions relating to the new net lending balance because the full amount required by the Regulator was reached in September 2003.

Lastly, the nonperforming loans ratio remained excellent, at 0.21% and the ratio of the recorded allowance to nonperforming loans was 794.71%. These figures show Bankinter's outstanding credit risk management, which is among the best of all European banks.



COMPARATIVE STATEMENTS OF INCOME

Thousands of euros	2004	2003	2002	Variation 2004/2003 Amount	%
Average total assets	26,447,082	24,305,485	22,088,091	2,141,597	8.81
Interest and similar revenues	837,845	886,273	983,326	(48,428)	(5.46)
of which: Fixed-income securities	191,459	165,359	108,749	26,100	15.78
- Interest and similar expenses	450,860	484,565	595,525	(33,705)	(6.96)
+ Equities portfolio revenues	16,006	9,487	646	6,519	68.72
- Equity securities	10,994	4,050	561	6,944	171.46
- Investments in non-Group companies	12	437	85	(425)	(97.25)
- Investments in Group companies	5,000	5,000	0	0	0.00
= Net interest revenue	**402,991**	**411,195**	**388,447**	**(8,204)**	**(2.00)**
+ Net fees	175,078	152,420	139,857	22,658	14.87
Fees collected	223,737	198,195	191,382	25,542	12.89
Fees paid	48,659	45,775	51,525	2,884	6.30
Basic margin	**578,069**	**563,615**	**528,304**	**14,454**	**2.56**
+ Revenue from financial transactions	27,352	29,494	19,818	(2,142)	(7.26)
= Gross operating income	**605,421**	**593,109**	**548,122**	**12,312**	**2.08**
+ Other operating income	4,479	6,570	10,516	(2,091)	(31.83)
- General administrative expenses	305,358	285,471	288,746	19,887	6.97
Personnel expenses	168,220	159,906	166,888	8,314	5.20
Of which:					
- Wages and salaries	117,609	113,434	109,730	4,175	3.68
- Employee welfare expenses	30,444	27,619	27,449	2,825	10.23
of which: Pension payments	2,743	2,532	3,052	211	8.33
Other administrative expenses	137,138	125,565	121,858	11,573	9.22
- Depreciation, amortization and write-downs of property and equipment and intangible assets	15,931	16,961	22,365	(1,030)	(6.07)
- Other operating expenses	4,732	4,766	4,824	(34)	(0.71)
= Net operating income	**283,879**	**292,481**	**242,703**	**(8,602)**	**(2.94)**
+/- Net gains from companies accounted for by the equity method	34,165	24,739	18,615	9,426	38.10
- Amortization of consolidation goodwill	1,416	2,628	2,640	(1,212)	(46.12)
+ Gains on Group transactions	1,508	75,539	14,567	(74,031)	(98.00)
- Losses on Group transactions	1,555	11,323	16,484	(9,768)	(86.27)
- Write-offs and provisions for loan losses	51,382	131,476	66,263	(80,094)	(60.92)
Of which: Statistical loan loss allowance	-	91,997	45,359	(91,997)	(100.00)
- Write-down of long-term investments	(186)	(251)	1,853	65	(25.90)
- Provision to general risk allowance	(24)	(24)	(24)	0	0.00
+ Extraordinary income	8,518	23,484	27,233	(14,966)	(63.73)
- Extraordinary charges	7,357	57,291	29,700	(49,934)	(87.16)
= Income before taxes	**266,570**	**213,800**	**186,202**	**52,770**	**24.68**
- Corporate income tax	88,691	65,018	61,603	23,673	36.41
- Other taxes	0	0	0	0	-
= Consolidated net income	**177,879**	**148,782**	**124,599**	**29,097**	**19.56**
- Income attributed to minority interests	14,808	15,740	14,270	(932)	(5.92)
= Income attributed to the Group	**163,071**	**133,042**	**110,329**	**30,029**	**22.57**

2004 QUARTERLY STATEMENTS OF INCOME

	2004				2003
tthousands of euros	**December**	**September**	**June**	**March**	**December**
Interest and similar revenues	228,411	205,742	203,582	200,110	208,099
of which:					
Fixed-income securities	55,564	46,072	48,331	41,492	38,075
- Interest and similar expenses	127,982	108,448	107,043	107,387	111,295
+ Equities portfolio revenues	459	2,086	6,998	6,463	735
= Net interest revenue	**100,888**	**99,380**	**103,537**	**99,186**	**97,539**
+ Net fees	50,310	40,461	40,865	43,442	41,589
= Basic margin	**151,198**	**139,841**	**144,402**	**142,628**	**139,128**
+ Revenue from (losses on) financial transactions	17,469	(779)	4,104	6,558	13,007
= Gross operating income	**168,667**	**139,062**	**148,506**	**149,186**	**152,135**
- Operating expenses	94,076	70,347	72,299	68,638	79,582
a) Personnel expenses	47,853	39,627	41,167	39,573	42,297
b) Other general expenses	46,221	30,720	31,132	29,065	37.285
- Depreciation and amortization expense	4,247	4,055	3,853	3,776	3,900
+ Other operating income	272	(258)	(254)	(13)	540
= Net operating income	**70,616**	**64,402**	**72,100**	**76,759**	**69,193**
+/- Net gains (losses) from companies accounted for by the equitymethod	11,084	10,946	7,397	4,738	10,052
- Amortization of consolidation goodwill	354	354	354	354	374
+ Gains (losses) on Group transactions	(95)	(272)	17	303	600
- Write-offs and provisions for loan losses	18,681	10,168	11,327	11,204	13,200
of which: Statistical loan loss allowance	10,445	4,775	6,137	10,376	1,967
- Write-down of long-term investments	(185)	(1)	0	0	(4)
+/- Net extraordinary income (charges)	13,031	(1,636)	(5,198)	(5,012)	(7,081)
= Income before taxes	**75,786**	**62,919**	**62,635**	**65,230**	**59,194**
- Corporate income tax	25,781	19,772	20,501	22,637	20,651
- Other taxes	0	0	0	0	0
= Consolidated net income	**50,005**	**43,147**	**42,134**	**42,593**	**38,543**
- Income attributed to minority interests	3,122	3,838	3,924	3,924	4,054
= Income attributed to the Group	**46,883**	**39,309**	**38,210**	**38,669**	**34,489**



OPERATING PROFITABILITY

	2004	2003	2002
Average total assets	**100.00**	**100.00**	**100.00**
Interest and similar revenues	3.17	3.65	4.45
of which: Fixed-income securities	0.72	0.68	0.49
- Interest and similar expenses	1.70	1.99	2.70
+ Equities portfolio revenues	0.06	0.04	0.00
- Equity securities	0.04	0.02	0.00
- Investments in non-Group companies	0.00	0.00	0.00
- Investments in Group companies	0.02	0.02	0.00
= Net interest revenue	**1.52**	**1.69**	**1.76**
+ Net fees	0.66	0.63	0.63
Fees collected	0.85	0.82	0.87
Fees paid	0.18	0.19	0.23
= Basic margin	**2.19**	**2.32**	**2.39**
+ Revenue from financial transactions	0.10	0.12	0.09
= Gross operating income	**2.29**	**2.44**	**2.48**
+ Other operating income	0.02	0.03	0.05
- General administrative expenses	1.15	1.17	1.31
Personnel expenses	0.64	0.66	0.76
of which: wages and salaries	0.44	0.47	0.50
Employee welfare expenses	0.12	0.11	0.12
of which: Pension payments	0.01	0.01	0.01
Other administrative expenses	0.52	0.52	0.55
- Depreciation, amortization and write-downs of property and equipment and intangible assets	0.06	0.07	0.10
- Other operating expenses	0.02	0.02	0.02
= Net operating income	**1.07**	**1.20**	**1.10**
+/- Net gains from companies accounted for by the equity method	0.13	0.10	0.08
- Amortization of consolidation goodwill	0.01	0.01	0.01
+ Gains on Group transactions	0.01	0.31	0.07
- Losses on Group transactions	0.01	0.05	0.07
- Write-offs and provisions for loan losses	0.19	0.54	0.30
- Write-down of long-term investments	(0.00)	(0.00)	0.01
- Provision to general risk allowance	(0.00)	(0.00)	(0.00)
+ Extraordinary income	0.03	0.10	0.12
- Extraordinary charges	0.03	0.24	0.13
= Income before taxes	**1.01**	**0.88**	**0.84**
- Corporate income tax	0.34	0.27	0.28
- Other taxes	0.00	0.00	0.00
= Consolidated net income	**0.67**	**0.61**	**0.56**
- Income attributed to minority interests	0.06	0.06	0.06
= Income attributed to the Group	**0.62**	**0.55**	**0.50**

PROFITABILITY BY BUSINESS AREA

Income from customer business amounted to €264.03 million in 2004, up 7.43% on 2003. The best-performing areas were Private Banking and Personal Finance, which reported increases in income of 19.53% and 12.89%, respectively; and SMEs, which rose by 9.71% despite the significant investments made with a view to increasing the funds assigned to this business.

The Individual Banking business, which makes the largest contribution to the Bank's net income, grew by 3.16%. This segment was most affected by the pressure of competition with the consequent effects on margins.

PROFITABILITY BY BUSINESS AREA

	[data in %]		thousands of euros	
	2004	2003	2004	2003
Customer business	104.87	124.09	264,035	245,763
Treasury trading	8.82	11.65	22,208	23,078
Other businesses	6.86	34.87	17,281	69,064
Corporate center	(1.58)	11.70	(3,969)	23,174
Write-offs and provisions	(18.98)	(82.31)	(47,793)	(163,019)
Total	**100.00**	**100.00**	**251,762**	**198,060**

CUSTOMER SPREAD



4.30
3.80
3.30
2.80
2.30
1.80
1.30
0.80
Percentage
3.58%
3.43%
1.86%
1.72%
1.76%
1.68%
Dec. 03
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec. 04
Return on lending
Cost of customer funds
Customer spread

Annualized monthly data

YIELDS AND COSTS

The table below shows a breakdown of net interest revenue in the statement of income, taking into account the relative weight and rates of the assets and liabilities in the balance sheet.

The chart below shows that the customer spread, calculated as the difference between the average return on lending and the average cost of customer funds, remained in line with reference rates. The yield on net interest revenue improved in 2004.

YIELDS AND COSTS

	2004				2003			
Thousands of euros	Average Balance	Relative Weight (%)	Revenue or Expense	Average Rate %	Average Balance	Relative Weight (%)	Revenue or Expense	Average Rate %
Assets								
Cash on hand and deposits at Central banks	316,981	1.20	4,761	1.50	300,342	1.24	5,039	1.68
Government debt securities	5,189,379	19.62	174,143	3.36	3,606,106	14.84	134,577	3.73
Due from banks	2,058,940	7.79	71,713	3.48	2,344,910	9.65	96,684	4.12
Credit facilities and loans	16,847,845	63.70	569,911	3.38	15,940,194	65.58	619,191	3.88
Fixed-income securities	699,166	2.64	17,316	2.48	1,045,687	4.30	30,782	2.94
Equity securities	287,901	1.09	16,006	5.56	204,867	0.84	9,487	4.63
Average earning assets	**25,400,212**	**96.04**	**853,850**	**3.36**	**23,442,108**	**96.45**	**895,760**	**3.82**
Other assets	1,046,870	3.96	0		863,377	3.55	0	
Average total assets a)	**26,447,082**	**100.00**	**853,850**	**3.23**	**24,305,485**	**100.00**	**895,760**	**3.69**
Liabilities and capital								
Due to banks	5,186,753	19.61	139,451	2.69	4,730,201	19.46	156,810	3.32
Customer deposits	13,772,843	52.08	203,983	1.48	12,976,151	53.39	221,145	1.70
Bonds and notes	4,344,463	16.43	92,329	2.13	3,921,195	16.13	94,301	2.40
Subordinated debt	317,235	1.20	15,097	4.76	236,397	0.97	12,309	5.21
Average interest -bearing funds	**23,621,294**	**89.32**	**450,860**	**1.91**	**21.863.944**	**89.95**	**484,565**	**2.22**
Other liabilities	2,825,788	10.68	-		2,441,540	10.05		
Average total funds b)	**26,447,082**	**100.00**	**450,860**	**1.70**	**24,305,485**	**100.00**	**484,565**	**1.99**
Net interest revenue a-b	-	-	**402,990**	**1.52**	-	-	**411,195**	**1.69**
Customer spread	-	-	**273,599**	**1.75**	-	-	**303,745**	**2.02**

ANALYSIS OF OPERATING COSTS

Total operating costs were €305.35 million, up 6.97% on 2003. Personnel expenses rose by 5.20% to €168.22 million.

As of December 31, 2004, the Bank had 3,267 full-time equivalent employees, an increase of 5.01% on 2003.

The accrued portion of the value of the options implicit in the outstanding Convertible Debenture issues for employees was recorded as personnel expenses, the balancing entry being a liability accrual account, until the debentures mature or are redeemed early. €4.84 million were recorded as personnel expenses in this connection in 2004.

The efficiency ratio was 50.44%.




EFFICIENCY RATIO
60
55
50
45
Percentage
2000
2001
2002
2003
2004

OPERATING COSTS

(%)	2004	2003	2002	Variation 2004/2003 Amount	%
Personnel expenses	**52.32**	**53.19**	**54.65**	**(0.87)**	**(0.02)**
Wages and salaries	36.58	37.73	35.93	(1.15)	(0.03)
Social security costs	8.73	9.34	9.19	(0.61)	(0.07)
Other expenses	7.01	6.12	9.53	0.89	0.15
Other operating expenses	**47.68**	**46.81**	**45.35**	**0.87**	**0.02**
Other administrative expenses	42.66	41.76	39.89	0.9	0.02
Buildings, fixtures and other fixed assets	6.87	6.98	6.84	(0.1)	(0.02)
IT	9.56	10.77	9.92	(1.2)	(0.11)
Other expenses	26.23	24.01	23.13	2.22	0.09
Depreciation, amortization and write-downs of property and equipment and intangible assets	4.95	5.64	7.32	(0.69)	(0.12)
Other operating expenses	1.47	1.59	1.58	(0.12)	(0.08)
Other operating income	(1.40)	(2.18)	(3.44)	0.78	(0.36)
Total operating costs	**100.00**	**100.00**	**100.00**	**0.00**	**0.00**

OPERATING COSTS

thousands of euros	2004	2003	2002	Variation 2004/2003 Amount	%
Personnel expenses	**168,220**	**159,906**	**166,888**	**8,314**	**5.20**
Wages and salaries	117,609	113,434	109,730	4,175	3.68
Social security costs	28,074	28,074	28,074	0	0.00
Other expenses	22,537	18,398	29,084	4,139	22.50
Other operating expenses	**153,322**	**140,722**	**138,531**	**12,600**	**8.95**
Other administrative expenses	137,138	125,565	121,858	11,573	9.22
Buildings, fixtures and other fixed assets	22,083	20,992	20,897	1,091	5.20
IT	30,725	32,383	30,307	(1,658)	(5.12)
Other expenses	84,330	72,190	70,654	12,140	16.82
Depreciation, amortization and write-downs of property and equipment and intangible assets	15,931	16,961	22,365	(1,030)	(6.07)
Other operating expenses	4,732	4,766	4,824	(34)	(0.71)
Other operating income	(4,479)	(6,570)	(10,516)	2,091	(31.83)
Total operating costs	**321,542**	**300,628**	**305,419**	**20,914**	**6.96**

Bankinter's Contribution to Gross Domestic Product

Bankinter's contribution to GDP in 2004 amounted to €438.9 million, made up as follows:

- Surplus retained at the Bank (depreciation and amortization, provisions and reserves): 28.88%
- Employee salaries: 34.98%
- Remuneration of capital (dividends): 18.63%
- Direct contribution to the State (corporate income tax): 17.00%

VALUE ADDED TO GDP

thousands of euros	2004	2003	2002	2004/2003 (%)
Employee salaries	**153,305**	**143,612**	**135,953**	**6.75**
Direct taxes	**77,052**	**43,476**	**36,874**	**77.23**
Corporate income tax	74,535	41,256	35,013	80.66
Other taxes	2,517	2,220	1,861	13.38
Dividend	**81,675**	**72,769**	**68,222**	**12.24**
Surplus retained at the Bank	**126,198**	**209,602**	**126,198**	**(39.79)**
Depreciation and amortization	15,405	15,313	18,655	0.60
Provision to reserves	76,019	46,777	27,917	62.51
Other provisions	34,777	147,512	79,553	(76.42)
TOTAL	**438,230**	**469,459**	**367,174**	**(6.65)**



Shareholders' equity and Bankinter shares

THE CREATION OF LONG-TERM SHAREHOLDER VALUE REQUIRES APPROPRIATE EQUITY MANAGEMENT ENABLING BANKINTER TO COMPLY WITH THE STATUTORY REQUIREMENTS AND TO ATTAIN THE LEVEL REQUIRED TO OBTAIN A FAVORABLE CREDIT RATING.



Shareholders' equity

The Bankinter Group's credit rating continues to be favorable, thanks to its capital adequacy and, particularly, its equity position, which is stronger year by year. Appropriate equity management aims to create long-term shareholder value by assigning these scant assets to activities generating the greatest possible returns. Robust growth in lending still requires additional funds apart from retained earnings, despite their significant increase in 2004. For this reason, the Bank's equity management is geared to maximum rationalization and the design of plans that enable it to sustain brisk growth without increasing its capital base.

In 2004 Bankinter continued to apply an active and flexible policy in the use of its equity, so as to adapt the capital structure at all times to its business, complying with the statutory requirements and meeting the demands of the rating agencies in order to retain its positive credit rating. To this end, in view of the sustained growth of the Bank's lending activity, Bankinter has been using mortgage securitization, subordinated debenture issue and preferred securities issue programs as equity management tools. Securitization, together with other forms of making assets available, provides a means of reducing the use of equity and increasing liquidity in order to maintain the rate of growth of the lending activity by diversifying financing mechanisms, making more efficient use of the Bank's capital structure and maintaining optimum capital ratios. In 2004 the Bank launched two mortgage securitization issues, 'Bankinter 7 FTH' and 'Bankinter 8 FTA', for €490 million and €1,070 million, respectively.



Looking ahead, in view of the regulatory changes on the horizon with the introduction of the International Accounting Standards (IAS) and the new Basel Capital Accord (BIS II), these programs will foreseeably be maintained.

Bankinter reckons that the application of IASs will have a positive effect on its accounting equity. However, the *regulations adapting Bank of Spain Circular 5/1993 on the computation of equity for capital ratio purposes to* the accounting requirements established under the new Circular have yet to be published.

In accordance with the principles of the Basel Bank for International Settlements (BIS), the capital structure is as set out in the following table. Computable capital, under BIS rules, amounted to €1,900 million. Both Tier I and Tier II capital increased, due not only to the rise in retained earnings, but also to the aforementioned preferred securities and subordinated debenture programs.

The table below shows Bankinter's capital structure per BIS rules.

CAPITAL

thousands of euros	12/31/04	12/31/03	12/31/02	Variation 2004/2003 Amount	%
Core capital					
Paid-in capital and reserves	998,603	902,143	804,860	96,460	10.69
Minority interests	343,165	269,519	269,519	73,646	27.32
Revaluation reserve	(22,227)	(22,225)	(22,225)	(2)	(0.01)
Treasury stock	(12,865)	(11,965)	(15,116)	(900)	7.52
Intangible assets	(46,820)	(32,322)	(12,117)	(14,498)	44.86
Tier 1 capital	**1,259,856**	**1,105,150**	**1,024,921**	**154,706**	**14.00**
Supplementary capital					
General-purpose allowances	22,227	22,225	22,225	2	0.01
Subordinated debt	5,517	7,925	47,307	(2,408)	(30.38)
General-purpose loan loss allowance	304,707	270,227	185,747	34,480	12.76
Recorded allowance	307,426	290,445	205,679	16,981	5.85
Tier 2 capital	**639,877**	**590,822**	**460,958**	**49,055**	**8.30**
Total capital	**1,899,733**	**1,695,972**	**1,485,879**	**203,761**	**12.01**
Risk-weighted assets	16,093,359	13,803,997	12,742,299	2,289,362	16.58
Tier 1 (%)	7.83	8.01	8.04	(0.18)	(2.27)
Tier 2 (%)	3.98	4.28	3.62	(0.30)	(7.10)
Capital ratio (%)	11.80	12.29	11.66	(0.49)	(3.96)
Cushion	612,265	591,653	466,495	20,612	3.48

Bankinter shares

The most notable feature of 2004 was the total return obtained by shareholders in the year, which was 23.08%, taking into account the considerable 20.40% appreciation of the Bank's shares and the dividend yield in the year of 2.68%.

2004 was marked by the rallying of the main indexes, with Bankinter shares performing better than most.

The following graph compares the performance of Bankinter shares with the Ibex 35, the Financial Ibex and the Euro Stoxx 50 indexes (Ibex 35: 17.36%; Financial Ibex 6.70%; EuroStoxx 50: 6.90%).

BANKINTER SHARE PERFORMANCE VS. MAIN STOCK MARKET INDEXES IN THE LAST FIVE YEARS


110
100
90
80
70
60
50
40
Base 100
2000
2001
2002
2003
2004
Euro Stoxx
Bankinter
Financial Ibex
Ibex 35

The salient per share data for Bankinter stock in 2004 are disclosed in the following tables.

PER SHARE DATA

euros	2004	2003	2002	2004/2003 (%)
Earnings per share	2.15	1.77	1.48	21.47
Cash flow per share	3.84	5.17	4.02	(25.73)
Book value per share	13.18	12.04	11.25	9.47
Price:				
Low	28.50	21.62	21.89	
High	39.95	33.25	36.43	
Closing	39.19	32.55	23.61	

STOCK MARKET RATIOS

Times	2004	2003	2002
PER (Price/earnings)	18.23	18.35	15.99
PCF (Price/cash flow)	10.21	6.30	5.87
Price/book value	2.97	2.70	2.10
Dividend yield (%)	2.68	2.87	3.77

The year was marked by increases both in earnings per share and book value per share, with the continuance of the upward trend of recent years.

Furthermore, the market continued to give the Bank a high market capitalization and PER (18.23), evidencing the expectations and confidence that the shareholders and the market as a whole assign to Bankinter's strategy, business model and expected return on investments.

Earnings per share were €2.15 at 2004 year-end, an increase of 21.47% with respect to the previous year.

The total dividend that is expected to be paid out of 2004 income is estimated at €81.6 million (€1.07 per share), representing an increase of 10.96% with respect to the dividend paid in 2003 and a dividend yield of 2.68%. The pay-out was 50.05%, which is close to the average levels in the industry. The detail of the dividend payments is as follows:

DIVIDENDS

Date	(in euros) Dividend per share	Number of shares	(thousands of euros) Amount (1)	Date of board approval
Jul-04	0.2564	76,850,452	19,460	16.06.04
Oct-04	0.2643	76,850,452	20,063	15.09.04
Jan-05	0.2726	76,850,452	20,691	16.12.04
Apr-05	0.2807	77,379,815	21,461	16.03.05
Total	**1.0740**		**81,675**	

(1) Pursuant to Article 79 of the Spanish Corporations Law, the treasury stock of Bankinter, S,A, was not taken into consideration.

EVOLUTION EPS AND DPS


2.5
2.0
1.5
1.0
0.5
0.0
Euros
2.15
1.07
2000
2001
2002
2003
2004
EPS
DPS

PAY-OUT RATIO


75
70
65
60
55
50
45
Percentage
50.05%
2000
2001
2002
2003
2004


BANKINTER
Bankinter
12:38

CAPITAL STOCK AND TREASURY STOCK

As of December 31, 2004, Bankinter, S.A.'s capital stock consisted of 76,850,452 fully subscribed and paid shares of €1.50 par value each, compared with 75,944,167 shares of the same par value each in 2003.

All the shares are represented by book entries, are listed on the Madrid and Barcelona stock exchanges and are traded by the Spanish computerized trading system.

In 2004 capital was increased by 906,285 shares (€1.36 million), as a result of the voluntary conversion of Convertible Debenture Issues I and V.

Additional paid-in capital increased by €21.15 million in 2004, relating to the difference between the face value of the debentures converted and the par value of the shares issued. The increase in this connection was €4.09 million in 2003.

Bankinter has 110,516 shareholders. The main features of the shareholder structure are as follows:

- Resident shareholders own 53,607,666 shares, representing 69.76% of capital stock.
- Non-resident shareholders own 23,242,786 shares, representing 30.24% of capital stock.
- The members of the Bank's Board of Directors hold, directly or indirectly, 13,220,744 shares, representing 17.20% of capital stock.
- Bankinter's employees hold a total of 1,944,355 shares, i.e. 2.53% of capital stock.
- Shareholders of record holding ownership interests of more than 5% of capital stock are detailed in the following table:

SHAREHOLDERS WITH AN OWNERSHIP INTEREST OF MORE THAN 5%

Name	Total shares	%	Direct	Indirect
Casa Kishoo, S.A. [1]	7,685,564	10.00	7,320,014	365,550
Cartival, S.A. [2]	7,370,465	9.59	7,370,465	-
Elías Masaveu Alonso del Campo [3]	4,321,679	5.62	35,157	4,286,522

(1) Including the shares owned by the various companies and persons related to Casa Kishoo, S.A. and the shareholders of this company.
(2) Marcelino Botín-Sanz de Sautola y Navega, representative of Cartival, S.A. on the Board personally owns 18,700 Bankinter shares.
(3) Including the shares owned by the various companies and persons related to Elías Masaveu Alonso del Campo.

DIRECTORS' STAKES IN CAPITAL STOCK

Name	Total Shares	%	Direct	Indirect
Cartival, S.A.[1]	7,370,465	9.59	7,370,465	-
Elías Masaveu Alonso del Campo [2]	4,321,679	5.62	35,157	4,286,522
Juan Arena de la Mora	669,484	0.87	172,052	497,432
Pedro Guerrero Guerrero	451,339	0.59	110,398	341,001
José Ramón Arce Gómez	297,373	0.39	296,348	1,025
Fabiola Arredondo de Vara	57,157	0.07	57,157	-
Jaime Echegoyen Enriquez de la Orden	43,805	0.06	42,811	994
John de Zulueta Greenebaum	8,158	0.01	8,158	-
Alfonso Botín-Sanz de Sautuola y Navega	1,224	0.00	1,224	-
Total directors	**13,220,744**	**17.20**	**8,149,304**	**5,071,440**

(1) Marcelino Botín-Sanz de Sautola y Navega, representative of Cartival, S.A. on the Board personally owns 18,700 Bankinter shares.
(2) Including the shares owned by the various companies and persons related to Elías Masaveu Alonso del Campo.

SHARE OWNERSHIP STRUCTURE BY NUMBER OF SHARES

	N° of Shareolders	%	N° of Shares	%
1 to 100 shares	80,686	73.01	1,157,980	1.51
101 to 1,000 shares	24,878	22.51	8,276,178	10.77
1,001 to 10,000 shares	4,529	4.10	11,003,247	14.32
10,001 to 100,000 shares	361	0.33	9,388,501	12.22
Over 100,000 shares	62	0.06	47,024,546	61.19
Total	**110,516**	**100.00**	**76,850,452**	**100.00**

Summary by type of shareholder	N° of Shareholders	%	N° of Shares
Residents	110,250	69.76	53,607,666
Nonresidents	266	30.24	23,242,786
Total	**110,516**	**100.00**	**76,850,452**

At 2004 year-end the Group had 1,007,377 shares of treasury stock of €1.50 each par value (1,010,816 shares in 2003 and 1,378,451 shares in 2002).

In 2004 327,800 shares were purchased, and 331,239 shares were sold on the stock market. The gains obtained on these transactions are recorded under the 'Extraordinary Income' caption in the statement of income.

TREASURY STOCK AS A PERCENTAGE OF CAPITAL STOCK

%	2004	2003	2002	2001	2000	1999
January	1.33	1.82	1.86	1.97	1.99	1.40
February	1.33	1.82	1.86	1.96	1.90	2.86
March	1.32	1.82	1.86	1.96	1.91	2.49
April	1.32	1.82	1.86	1.96	1.98	2.16
May	1.32	1.82	1.82	1.95	2.02	2.19
June	1.32	1.63	1.82	1.95	2.02	2.19
July	1.31	1.70	1.82	1.95	2.03	2.04
August	1.31	1.70	1.82	1.95	1.98	2.02
September	1.31	1.70	1.82	1.96	2.03	2.02
October	1.31	1.57	1.82	1.96	2.02	1.85
November	1.31	1.47	1.82	1.96	2.01	1.99
December	1.31	1.33	1.82	1.87	2.00	1.99

MARKET RETURN

Bankinter's share price rose by 20.40% in 2004 to close the year at €39.19. This appreciation was well over the average of Ibex 35 stocks and was among the ten highest increases in the index. Stock market capitalization amounted to €3,011 million.

In the last 20 years, the annualized accumulated average return on Bankinter shares has been 27.86% (including dividends and par value refunds) and the capitalization value has multiplied approximately 40.5 times over that period.

BANKINTER'S MARKET CAPITALIZATION TREND


4,000
3,000
2,000
1,000
Millions of euros
90
93
96
99
02
04

The table below shows the market return on Bankinter shares over the last 10 years. The return on Bankinter shares is compared with the Madrid Stock Exchange general share price index. The pairs of figures at the intersection indicate the returns obtained by the market and by Bankinter shares, respectively.

COMPOUND ANNUAL RATE (%)

YEAR SOLD

YEAR PURCHASED	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
1994	8.4%	36.0%	33.5%	30.3%	35.7%	22.2%	17.1%	10.1%	12.9%	13.6%
	12.3%	24.9%	30.4%	32.1%	28.8%	20.7%	19.8%	10.5%	12.3%	12.9%
1995		70.6%	48.2%	38.5%	43.5%	25.2%	18.6%	10.4%	13.5%	14.2%
		39.0%	40.6%	39.4%	33.2%	22.4%	21.5%	10.3%	12.3%	13.0%
1996			28.8%	24.9%	35.5%	15.9%	10.3%	2.7%	7.1%	8.7%
			42.2%	39.7%	31.3%	18.6%	13.2%	6.1%	8.9%	10.1%
1997				21.1%	39.0%	11.9%	6.1%	-1.9%	3.8%	6.1%
				37.2%	26.3%	11.7%	8.9%	0.0%	4.2%	6.1%
1998					59.5%	7.6%	1.5%	-6.9%	0.7%	3.7%
					16.2%	0.7%	4.3%	-7.5%	-1.4%	1.7%
1999						-27.4%	-19.1%	-22.2%	-10.2%	-4.8%
						-12.7%	-9.6%	-14.3%	-7.8%	-1.0%
2000							-9.7%	-19.5%	-5.4%	1.9%
							-6.4%	-7.9%	-2.8%	2.2%
2001								-28.1%	-0.5%	6.0%
								-23.1%	-1.0%	5.2%
2002									37.9%	28.8%
									27.4%	23.0%
2003										20.4%
										18.7%

Orange numbers: Bankinter shares
Black numbers:
Madrid Stock Exchange general share price index



Corporate Website

Since September 2003, Bankinter has had a corporate website which centralizes and organizes all the corporate, institutional and financial information on the Bank. Bankinter's corporate website was the first to comply with the new requirements of the Transparency Law for listed companies, known as the 'Aldama Law', such as the shareholder's right to information via the corporate website or the publication of a Corporate Governance Report, well ahead of the time limit set by the Law.

All information on the corporate website is freely available for consultation, in accordance with the Bank's policy of transparency towards shareholders and society in general. The website contains comprehensive information in both English and Spanish far exceeding that required by law and was the first website of its kind to publish and update information in both languages.

Since then, Bankinter's corporate website has continued to add new categories and information. All information is provided in jargon-free language easily understood by the average investor and has a hierarchical structure with clear, concise headings. This, combined with easy and intuitive internal browsing -no information is more than two clicks away from the home page- allows users quick and direct access.

The corporate website is divided into various sections. The first, 'About Bankinter,' offers an introduction and general information on the Bank, its history, organization chart and the different business websites making up the ebankinter.com portal.

The 'Corporate Governance' section includes all the documentation on the governance and administration of Bankinter and the actual operation of the Board and its Committees, as well as the code of professional ethics and internal codes of conduct.

'Financial Information,' naturally the largest and most comprehensive section, offers all the information of interest to analysts and shareholders on the Bank's business performance, with access to various publications (annual reports, quarterly data, periodic public information) as well as presentations on earnings and strategy made by Bankinter to outside forums regarding its business, results and value proposal.


About Bankinter
Corporate Governance
CNMV's relevant
Financial Information
Bankinter share
Corporate Social Responsibility
Press Room
Information Request
Corporate Site
Bankinter
Proced

Investor relations

The Investor Relations Department manages all communications with the investment community, financial analysts and institutional investors, both in Spain and abroad. The Department reports directly to the Bank's Managing Director.

Its brief is to ensure that any information on earnings, strategy, business performance and regulatory changes which may affect the banking industry and, consequently, Bankinter, is relayed on a timely and equal basis to all parties concerned, within the limits defined in banking regulations.

Periodic, recurring contacts are made with financial analysts from securities houses who monitor Bankinter's performance. Meetings with investors are on a personalized basis. In 2004 the Investor Relations Department held 263 meetings with institutional investors in 13 different countries, a considerable increase in activity in this area with respect to previous years.


120
80
60
40
20
0
Meetings
Spain
U.K.
U.S.
Germany
France
Italy
The Netherlandas
Belgium
Finland
Sweden
Denmark
Switzerland
Ireland
Andorra
2000
2001
2002
2003
2004

Bankinter's institutional website has become an essential means for communicating with investors.

In 2004, Bankinter attended 4 industry conferences at which it presented information on the Bank's performance to an audience of institutional investors. These initiatives are coordinated by the Investor Relations Department.

The Department's functions include providing timely information to the Board of Directors and Management on market sentiment towards the Bank, or on any other issue that may affect the Bank's performance.

In recognition of the efficacy of his communications with investors, the Head of Bankinter's Investor Relations Department was voted by financial analysts as the 'Best Investor Relations Professional' in the European financial services industry in the 2004 European Equities Market Report published by the prestigious *Institutional Investor* magazine.

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Jaime Echegoyen, CEO, presented 25th. You can follow it here

Bankinter follows the CNMV westors.

Procedures manual. (sp

- About Bankinter
- Corporate Governance
- CNMV's relevant events
- Financial Information
- Bankinter share
- Corporate Social Responsibility
- Press Room
- Information Request

Also of interest to analysts and investors is the 'Bankinter Share' section, which offers information on the Bankinter's capital stock, share performance and dividends, and the 'CNMV relevant events' section, which includes all information of this type submitted to the Spanish National Securities Market Commission in successive years.

To show how importantly Bankinter takes its Corporate Social Responsibility, the website includes a specific section on this area listing the various Social Action projects undertaken by the Bank, as well as its environmental policy. The section also includes the Investor Procedures Manual, which is circulated internally among Bankinter employees and comprises 'the set of practices and procedures which must be engaged in and followed when giving advice on and selling Bankinter Group investment products and financial instruments in any of its Networks and on any of its Platforms.'

Lastly, the specific 'Press Room' section of the corporate website caters for the media by listing the various calls for meetings made and press releases issued by the Bank.

In short, the corporate website is interactive, well-structured and easy-to-understand, and gives shareholders, investors and journalists all the information they need and contact details for the relevant departments.



Corporate Social Responsibility

Corporate Social Responsibility

In the global economy in which we live, society demands ever greater social responsibility from companies. It is no longer a question of simply creating jobs and generating wealth and value for all the groups with which companies interact, but rather of doing so while meeting a series of ethical, social and environmental standards similar to those observed by certain ordinary citizens whose conduct we all admire and which entail doing much more than merely complying with the law. In short, consumers and citizens expect part of the commitment that used to be the exclusive preserve of governments to be assumed by companies as well, just like it is assumed by all of us personally.

At Bankinter we are convinced that corporate social responsibility is not, and should not become, a fad or a more or less appropriate practice, but rather that it is a real challenge that affects the very competitiveness, credibility and survival of companies, since they must go beyond strict compliance with the rules and commit to the socially just development of society. All of us who work at Bankinter are firmly committed to this mindset. That is why we aspire to be a benchmark for responsible companies, just as we are in many other aspects of our business.

CSR is a complex concept which comprises the company's commitment to, and relationships with, those who have an stake in the Bank: shareholders, employees, customers, and suppliers, as well as the society and environment in which the Bank operates and does business. Based on this premise, we have always believed that our best Corporate Social Responsibility Report was our Annual Report itself.

In this respect, for many years now Bankinter has been consciously fulfilling its obligation to report to these stakeholders in a detailed and transparent manner. Indeed, the very structure of last year's Annual Report was already defined along these lines, grouping the traditional chapters according to the two sides of CSR: the Bank's relationship with its stakeholders and its social and environmental activity. These last two concerns were already included in our 2002 Annual Report.

For 2004 we decided to follow the same model, as we were convinced that it was the best way to convey everything we had done and what we intended to continue doing to improve every day.

Following the structure of the 2004 Annual Report, we report on all the actions we have taken with respect to our relationship with customers, particularly focusing on the quality of the services they perceive; Bankinter's relationship with its employees: how the Bank's people and intellectual capital are managed; our relationship with our shareholders, to whom we have the obligation to generate value in the long term and to keep informed in a timely fashion; as well as Bankinter's relationship with society and the environment.

Also noteworthy is the Corporate Governance Report, which is published for the first time this year in a separate volume, an important new development with which we wish to convey, very graphically, the heavy commitment Bankinter has given in this area. It is yet another example of transparent and easy-to-understand information, compliant with all the Corporate Governance rules and recommendations that have been being made by the various institutions. Incidentally, this is an area where Bankinter is very proud to be recognized as setting a real example for the rest, both inside and outside Spain.

To sum up, we wish to convey our firm and resolute commitment to making Bankinter a better Bank: more transparent, more compassionate with and committed to our social and environmental surroundings, and more accessible to all the groups and people with which we have dealings in our daily business.

Bankinter and its customers

Bankinter is aware of the importance of its commitment to its customers, which, first of all, translates into offering a transparent service of a quality far superior to that of our competitors. Year after year, through technological progress, the Bank has been enhancing the various means and channels available to customers for dealing with the Bank, making customer service more dynamic and interactive and providing faster solutions to all their needs.

Bankinter and its employees

Bankinter's principal asset is its people and the intellectual capital they possess. The Bank has a continuing commitment to initiatives such as training for the entire labor force, with the number of training hours provided being among the highest in the industry (68 hours), and developing programs and maps to achieve a more efficient distribution of tasks and more effective ways of identifying and promoting talent. All of this enabled the Bank to be considered in 2004 as 'one of the best places to work' in Spain, compared with other Spanish companies.

Bankinter and its shareholders

The objective in Bankinter's relationship with its shareholders is to create long-term value by managing shareholders' equity efficiently, maintaining an adequate level of solvency and, in short, achieving optimal business performance and results, while honoring its commitment to keeping its shareholders fully informed in a transparent and timely manner. Bankinter has continued to work on its corporate website, adding new functionalities, enhancing the browsing experience and providing more comprehensive information.

Bankinter, Society and the Environment

In 2004, with the support of its technology, capacity for innovation and the talent of all its employees, Bankinter embarked on a considerable number of initiatives in the area of Social Action and the Environment initiatives, as detailed next.

10.Social Action

IN 2004 BANKINTER REAFFIRMED ITS COMMITMENT TO CHANNEL SOME OF THE WEALTH GENERATED TO THE GROUPS MOST IN NEED. THE STRATEGY CHOSEN INVOLVES UNDERTAKING SOCIAL ACTION PROJECTS USING THE BANK'S BEST COMPETENCIES (TECHNOLOGY, INNOVATION AND TALENT) IN COLLABORATION WITH ENTITIES PARTICULARLY RENOWNED FOR THEIR WORK WITH THE MOST DISADVANTAGED PEOPLE.



Social Action

INTRODUCTION

2004 saw Bankinter maintain and, indeed, increase its commitment to Social Action, an activity dating back two years earlier and which has a specific area for projects of this kind, reporting directly to the Chairman. Thus, the Bank has reaffirmed its commitment to continue creating value for all the groups with which it, as a company, has dealings and, particularly, those who are most in need.

The strategy chosen by Bankinter to carry out its Social Action projects consists of motivating and using the Bank's strongest selling points and best competencies, i.e., those repeatedly admired and recognized by the market and which have helped make the Bank a success: technology, innovation and the talent of its teams and of the individuals who form them. Based on these three renowned pillars, a number of new projects have been commenced (in line with Bankinter's Strategy, Vision and Values), which reflect the Company's distinctive nature and through which it aims to be perceived as a benchmark for socially responsible companies.

In all these projects the Bank has sought the cooperation and advice of certain entities particularly renowned for their social work and with a proven reputation among the groups with which they work. These entities are Fundación CNSE (State Confederation for the Deaf), Fundación ONCE (Spanish National Organization for the Blind), COCEMFE (Spanish State Coordinating Confederation for the Physically Disabled), FAMMA (Federation of Associations for the Physically Disabled in the Madrid Autonomous Community), Fundación Manpower, Fundación Esplai and last but not least, Fundación Empresa y Sociedad (an entity with which Bankinter has renewed its ties as a member, with a threefold commitment: to improve Bankinter's social action initiatives in terms of strategy and practice, to ensure proper communication thereof, and to support the Foundation's institutional activities).

All the entities in question operate nationwide, are nonprofit organizations, and are familiar with the needs of the groups they represent, among whom they enjoy an exceptional reputation built on their many years of work.



PROJECTS IN PROGRESS

In Spain there are over 3.5 million disabled people, whose integration in society depends largely on companies taking into account the principle of accessibility for all in relation to all their customer service centers and facilities, and in all their product and service offerings and, very importantly, any sales channels, whether physical, telephone-based or virtual.

Accessibility to financial services for disadvantaged groups.

- Physical accessibility to facilities. The projects started up by Bankinter include projects relating to accessibility to branches. In this connection, the Bank has been working with Fundación ONCE to create a pilot branch equipped with all the access and customer-care facilities not only for the blind but also for people suffering from the severest disability. In the same vein, in 2004 Bankinter defined a four-year master plan so that by 2008 all of the Bank's facilities, particularly its branches and offices dealing with the public, will be ready to cater for all the accessibility needs of the disabled. At 2004 year-end, 165 buildings (162 nonspecific branches and three work centers) out of a total of 311 Bank buildings, had already equipped with measures of this kind, 66 more than in the previous year. The target for 2005 is to have 217 buildings adapted.

- Website accessibility. The tailoring of banking services to the needs of the disabled, by improving their accessibility to financial services, goes beyond the physical branch network and encompasses all channels through which a customer can have dealings with the Bank. Current shortcomings in this respect still mean that even a simple banking transaction becomes an arduous task for the disabled, but Bankinter is working with Fundación ONCE to adapt our websites with a view to achieving an 'AA+' rating for website accessibility, making ebankinter.com a site fully compatible with the special software installed on the computers of the blind.

Along these lines, in December 2004 Bankinter signed a collaboration agreement with Fundación CNSE for the Abolition of Communication Barriers, confirming its commitment to optimize the conditions for accessibility by the deaf to customer channels established by the Bank apart from the Internet: Telephone Banking and cell phone-based banking. Project initiatives also include making videos in Spanish sign language to inform the hard of hearing about the content and functionalities offered by the ebankinter.com portal.

- Development of specificçproducts and channels. With the help of Fundación CNSE Bankinter is working on the development of banking management software for 3G cell phones, fully adapted to the needs of the deaf. Bankinter is also carrying out a pilot project to offer the Telephone Banking service via videocall, so that an operator can offer a financial advisory service in sign language.

- Raising awareness of the social reality of disabled groups. Bankinter is aware that in order to provide disabled customers a proper professional service and to ensure that disabled employees are treated appropriately and naturally at work, certain knowledge, training and special sensitivity are required. The Bank has sought to instill and encourage these qualities and outlooks on human relationships among its employees by placing at their disposal through the intranet, online training courses on attending disabled people, with a view to ensuring that the entire labor force is trained in this area and ready to provide the best possible service to such groups and to engage in the best possible way with their disabled colleagues at work.

Accessibility by disadvantaged groups to training in new technologies.

In 2004 Bankinter opened two Technology Literacy Centers for disadvantaged people in the Su Eminencia district in Seville and in Puente de Vallecas, Madrid, both financed through fees donated from the 'Bankinter Solidaridad, FIM' mutual fund, the managed assets of which totaling €12 million in November 2004. This solidarity mutual fund, with which Bankinter began its Social Action venture, is the first in Spain to donate all of its fees to a social cause.



Both the Madrid and Seville centers feature in the 'Red Conecta,' an initiative spearheaded by Fundación Esplai and aimed at facilitating access by the social groups most at risk of social exclusion to the new information technologies, such as young people, unemployed adults and immigrants. Fundación Esplai currently has 42 centers in 28 Spanish cities providing access to new technologies. Each center is equipped with an IT room where users can participate with the help of facilitators in training courses, self-training activities and free-access areas.

The inauguration of the Puente de Vallecas Center was accompanied by a photographic display with pictures of various local people and Bank employees, to illustrate the concept of a center open to everyone and the commitment of volunteer Bankinter employees. Entitled 'Conéctate' ('Connect yourself'), the display has gone on the road and is set to be shown in various of the Bank's workplaces.

Christmas 2004 saw the launch by the Bank's employees of their own initiative to collect toys and presents to equip the play areas of both Centers. The initiative was rounded off with the Three Kings' Party, when gifts were collected from various Bank offices and subsequently taken to and distributed at the Puente de Vallecas and Su Eminencia Centers.

In the coming years Bankinter plans to continue with its strategy of opening Centers of this kind in other cities in Spain.

Integration of the disabled in the labor force.

One of the main themes of Bankinter's Social Action Plan is the implementation of training actions and work experience initiatives to facilitate and encourage the integration of the disabled in the job market. To do so, certain agreements have been reached with entities such as Fundación ONCE, COCEMFE, FAMMEA and Fundación Manpower to implement coordinated training and work rehabilitation initiatives among their members with a view to meeting the Bank's staffing requirements.

Other forms of collaboration.

Lastly reference should be made to agreements of a different kind (in this case, of an ad hoc nature) implemented in conjunction with NGOs as a result of the South-East Asian tsunami tragedy. Only a few days after the disaster, Bankinter opened two demand deposits in the name of the Spanish Red Cross and Intermom Oxfam, to facilitate fundraising among the Bank's employees and customers, as a means of financing the humanitarian relief work of these two NGOs in the regions hit by the tragedy.

Indicators

At Bankinter we are aware that proper management of Social Action projects has a parallel impact on the way the Bank is perceived by groups with whom the Bank has dealings in its day-to-day operations, namely, its employees, customers and shareholders, and thus enhances its corporate reputation.

To have a proper analysis of such impact, Bankinter has established a series of indicators and objectives to measure both the variation in, and possible returns from, all these intangibles. The findings (while obtained exercising the utmost objectivity and rigor in the analysis of the data) must be interpreted with the prudence that should apply to any measurement of a new venture, on which Bankinter has just started to embark.

GENERAL INDICATORS

1. Internal impact indicators

- **Objective: increase employee satisfaction and motivation.** Measured through specific questions put to employees in quality surveys.

Date	Satisfaction	Awareness
December 2003	70.44	67.05
June 2004	71.15	66.04

*Last survey in June 2004

2. External impact indicators

- **Objective: increase customer satisfaction by taking these initiatives.** Measured through specific questions put to customers in monthly quality surveys.

2004	Total Segment	
Month	Satisfaction	Awareness
January	79.70	13.08
February	80.39	12.20
March	81.74	11.60
April	81.85	11.75
May	81.02	14.04
June	80.17	14.86
July	80.39	15.17
September	80.09	13.34
October	78.82	12.58
November	78.43	11.86
December	77.35	12.11


CUSTOMER AWARENESS LEVEL
16
15
14
13
12
11
Percentage
13.08
12.11
Jan. Feb. Mar. Apr. May. Jun. Jul. Sep. Oct. Nov. Dec.


CUSTOMER SATISFACTION LEVEL
82
81
80
79
78
77
Percentage
79.70
77.35
Jan. Feb. Mar. Apr. May. Jun. Jul. Sep. Oct. Nov. Dec.

3. Objective: enhance impact on Corporate Reputation

Bankinter features in specific Corporate Reputation and Social Action indexes and rankings.

Footsie4Good
MERCO
IRMA

(See page 116 on Awards and Acknowledgements)

4. Objective: raise Bankinter's Social Action profile in the media

	2004	2003
N° of placements	17.00	2.00
Valoración	5.65	5.48
Coverage (*)	2,409.00	258.00
Advertising cost (**)	19,152.00	1,420.00
Pages	4.50	0.25
Average size	0.26	0.13

(*) In thousands (**) In euros

INDICATORS BY PROJECT

PROJECT	OBJECTIVES
Physical accessibility to facilities	- Increase the number of accessible branches. Raise from 60% to 80%. - Establish model pilot bank branch with disabled access.
Website accessibility	- Attain AA+ rating for website accessibility. - Include videos in sign language in 80% of the most visited websites.
Accessibility to products and channels	- Develop a specific cell phone-based product for the deaf. - Implement Telephone Banking service for the deaf.
Raise awareness of the social reality of the disabled	- 100% of the employees to receive e-learning course.
Training in new technologies	- Increase number of centers opened (currently 2). - Increase number of training recipients (currently 200 per month).

Fundación de la Innovación

The main objective of Fundación de la Innovación is to encourage the creation of business opportunities based on emerging technologies and their burgeoning presence within the fabric of the Spanish business community. Through the Foundation, Bankinter strengthens its commitment to society and to the cornerstones of its strategy.

The main projects currently being executed by the Foundation, with different target timeframes, are the **FTF** and the **DIP**.

The **FTF**, (Future Trends Forum) aims to influence today's Spanish business community by looking ahead, producing and conveying the necessary strategic information to achieve 'pre-positioning' with regard to trends in emerging technologies and worldwide tendencies. This is a short-term social project.

The second project **(DIP)** aims to contribute to the design of the near future, and forms part of a European consortium of businesses and top-tier universities whose goal is to develop a European standard based on Web Semantic Services. This a longer-term technological project.


FTF



FUTURE TRENDS FORUM

The Future Trends Forum is the first multi-industry, multidisciplinary and neutral forum on innovation and prospects in Spain. Forum participants include leading international scientists and intellectuals.

The Forum's work consists of identifying social, economic and technological trends that are about to take off, analyzing their potential implications in different contexts, and arriving at the conclusions that must be communicated to the various strategic hubs of society. The purpose of this Forum is to provide the Foundation with the necessary tools to perform its work of promoting a technological culture and innovative attitudes in the Spanish business community.

DATA, INFORMATION AND PROCESS INTEGRATION WITH SEMANTIC WEB SERVICES (DIP)

Semantic Web Services comprise a set of technologies (Web Services and Webs using semantics), that enable machines to communicate with each other in order to yield a result that the very machines are able to understand and handle.

In 2004 the European Union allocated €30 million for the development of these technologies, of which €9 million have been earmarked for the DIP consortium, of which Bankinter's Fundación de la Innovación is a member.

Bankinter's Fundación de la Innovación passed the 2004 milestones set by the DIP consortium, namely:

- Business needs analysis report (June 2004)
- Functional simulator of the mortgage process (December 2004)
- Definition of the first version of the Financial Ontology (December 2004)

Awards and acknowledgements

In 2004 Bankinter again won and received a number of awards and acknowledgements that endorse its good work in the various areas of its business.

In the institutional area, Bankinter was one of the few Spanish companies that still featured in the prestigious FOOTSIE4Good Europe Index. This index measures social responsibility and is based on internationally accepted codes of conduct and on an analysis of companies that rates the effort devoted to environmental and social issues, to relationships with stakeholders, and, of course, to respect for human rights.

In this area, Bankinter came top among the Spanish financial institutions included in BusinessWeek's 'Annual Corporate Governance Report', according to a survey conducted for the second year running by BusinessWeek and the consulting firm ISS. The survey analyzes eight areas, including the structure of the Board of Directors, audit, codes of conduct, transparency and directors' compensation.

In its study on good corporate governance, the consulting firm Governance Metrics International (GMI) placed Bankinter second among the Ibex 35 companies. GMI drew attention to Bankinter's transparency in its information on issues such as customer satisfaction, the results of voting, expenditure on stock options, human capital or risk management, as well as the set of measures it has taken internally to promote good governance at the Company.

The 2004 report by MERCO (Spanish Corporate Reputation Monitor) ranked Bankinter 13th out of all the companies in its annual list of the '50 Spanish Companies with the Best Reputation,' while it ranked the Bank 5th among financial institutions.

In recognition of the efficacy of his communications with investors, the Head of Bankinter's Investor Relations Department was voted by financial analysts as the 'Best Investor Relations Professional' in the European financial services industry in the 2004 European Equities Market Report published by the prestigious Institutional Investor magazine.

Each year the consulting firm 'Great Place to Work' draws up the ranking of the best companies to work for in 24 countries. In 2004 Bankinter came 14th in Spain and was the top financial institution in this prestigious list, which defined the Bank as a place where 'you can trust in the people you work for, feel proud of what you do, and enjoy the company of those you work with.'


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Naturally, special mention must be made here to innovation and technology. In the 'Expansión Favorites' awards, which recognize the companies and institutions that are making the best use of the Internet and new technologies, the award in the special category of 'Innovation in Portals' went to 'epagado,' Bankinter's micropayment service, which allows cash to be sent safely by email and purchases to be made in virtual stores without having to use credit cards.

The leading position of our online financial services was also confirmed in a report by Afinet (a company from the Analistas Financieros Group) on the quality of products and services offered by entities over the Internet. Once again. ebankinter.com came top in the industry rankings.

Also noteworthy was the award received by Bankinter's Managing Director as the 'Most outstanding CEO for his vision and support for ICTs,' by AUTELSI (Spanish Association of Telecommunications Users and the Information Society) at its 2004 award ceremony. AUTELSI has over 200 member companies and associated public agencies from the IT and telecommunications industries, which vote for the winners in each category from a shortlist of candidates.

In the same vein, in the ComputerWorld Awards, which acknowledge the work done the previous year by individuals, companies and institutions related to the IT industry, Bankinter's Information Systems Manager was named CIO (Chief Information Officer) of the year.

Our financial products also won major acclaim in 2004. A considerable number of our mutual funds, for instance, were selected as some of the best managed in the market in their respective categories, such as BK Dividendo and BK Índice Japón, named in the annual 'Cinco Días-Lipper' Awards as the best funds in the European and Japanese Equities categories, respectively.

The 'Expansión-Standard&Poor's' awards also recognized the work of seven mutual funds and pension plans belonging to Gesbankinter, two of which came top in their category: BK FondValencia, as the best Spanish 3-year fixed-income balanced fund, and BK Índice Japón, as the best Japanese 3-year equity fund. Three funds came second in the same rankings: BK Índice América, in the U.S. 3-year equity funds category; Bankinter Dinero 4 in the 3-year Euro money market funds category; and BK Inversión 97 in the 5-year fixed-income pension plans category. Ebankinter Bolsa came third in the 3-year global equity funds category, while BK Futuro Ibex won second prize in the 'Base Ibex' awards.

The work of Gesbankinter was further recognized by two other awards: one as the 'Best Equities Manager' of the year, from 'Inversión' magazine, and the other as the number one medium-sized equities manager, from Global Investor magazine, which specializes in the analysis of European mutual funds.

Last but not least, one of the products on which the Bank focused most in 2004, the 'Management Agreement', was chosen by 'Actualidad Económica' magazine as one of the '100 Best Ideas of the Year.'



11. Environmental policy

IN 2004 BANKINTER EMBARKED ON VARIOUS SUSTAINABLE DEVELOPMENT INITIATIVES AS PART OF A GLOBAL ENVIRONMENTAL MANAGEMENT SYSTEM. THE COMMITMENT TO THE ENVIRONMENT APPLIES TO EVERYONE AT THE BANK AND GOES BEYOND MERE COMPLIANCE WITH ENVIRONMENTAL LEGISLATION.



Jesús Ruiz

The Environment

2004 was a watershed in Bankinter, S.A.'s environmental policy. Although, admittedly, efforts had certainly been made in previous years with a view to rationalizing the consumption of water, electricity and paper, in 2004 a number of steps were taken to shape the Bank's environmental policy as an integral approach to the environment. This was an institutional commitment that went far beyond mere active compliance with the environmental legislation applicable to the banking business.

In April 2004, the Bank's Management Committee gave a whole set of institutional commitments to the employees on the environment. These commitments were circulated by email among the entire labor force and represent a genuine contract between Bankinter and the environment.

The Managing Director invited all the employees to join the Bank in honoring these commitments and even suggested a number of objectives for the year.

Aware of the importance of conserving natural resources and, consequently, of seeking sustainable development so that human needs can be adequately met without upsetting the environmental balance, BANKINTER, S.A., as an Institution, has decided to give a number of commitments so that our business is guided by principles aimed at avoiding as far as possible the effects of pollution or effects that could lead to the destruction of natural resources.

As is typical of our way of doing things, we are concerned and responsible, but we admit that we are learning, and are only at the beginning of a long road, which we intend to tread steadily and firmly. The commitments which we are now giving are set forth below.

I also propose to everyone at the Bank that each of us should, personally and voluntarily, give a number of commitments, on the understanding that we do this for the sake of the environment, and that the efficacy of such initiatives will depend entirely on what each of us can contribute, no matter how small it may be. To make clear that this is a personal commitment, there is a button at the foot of this document which I invite you to click on as a token of your agreement.

These institutional and personal commitments are valid for the period from April 2004 through April 2005. At the end of this period, we will review how far we have honored them, with a view to refining and broadening the objectives that we are setting now.

Regards,
Jaime.







First prize
Jesús Ruiz

A) Institutional commitments

1. Comply actively with the environmental legislation applicable to the Bank's business and include environmental clauses in contracts with suppliers to encourage compliance.
2. Separate and store toxic and hazardous waste correctly before its removal.
3. Use authorized managers guaranteeing compliance with the legislation for the removal and elimination of toxic and hazardous waste (batteries, fluorescent lighting, etc.).
4. Establish appropriate channels and means for the collection of recoverable waste by waste recovery firms and recycling facilities.
5. Sort effluents, by using fat and grease separators, for the removal and delivery thereof at recycling facilities.
6. Review, check and reduce pollutant gas emissions (carbon monoxide and dioxide) by boilers, cooling towers, vehicles, etc.
7. Replace substances causing ozone depletion by other harmless substances in the gases used in fire extinguishers, refrigerants for equipment, etc.
8. Implement environmentally-friendly criteria for purchases and supplies of certain materials and equipment (chlorine-free paper, water-based paint, organic solvent-free varnishes, etc.), and encourage the acquisition of equipment and materials with recycled components, thus reducing the environmental impact (reduction in energy and water consumption).

B) Personal commitments

1. Save paper by using at least 1 million fewer sheets in the April 2004–April 2005 period.
2. Increase the use of recycled paper instead of white paper, from 35% to 40%.
3. Dispose of used packaging and paper at the recycling points being made available progressively.
4. Dispose of used batteries in the containers specifically provided for their management and treatment.
5. Send all used toner cartridges, duly packed, to the relevant facility for recycling.
6. Save electricity by turning off equipment and lights when not required.
7. Turn off running taps when water is not being used.

Following the initiative by the Management Committee, a qualitative leap forward was taken with the implementation of an Environmental Management System in line with ISO 14.001:1996 standard recommendations and the final phase of which is currently in the process of being completed: employee training.



This system was introduced initially at six workplaces in Madrid: three central services sites and three branches. The employees in these workplaces, where the most significant environmental impact is caused, account for 48% of the Bank's total labor force.

Based on these premises, first of all an Initial Environmental Review was conducted by SGS, Tecnos, S.A., with a view to ascertaining our starting position and the potential impacts. Having ascertained the situation, system documentation was drawn up (action procedures) while the procedures were actually implemented at the same time.

To monitor all these actions more effectively, an Environmental Committee was set up, comprising various people with specific prior training in this field and drawn from different areas of the Bank and with different levels of responsibility (Senior Management, Purchasing Manager, Legal Counsel, Real Estate Manager, and Environmental Manager).

ENVIRONMENTAL INITIATIVES

The first step was to create 50 'recycling points' located throughout the various workplaces, so that employees could dispose of plastic packaging and waste paper, as well as used batteries. At the same time an Authorized Hazardous Waste Manager was hired to manage and control this type of waste (fluorescent tubes, batteries, and so on), as was a service for the collection of toner cartridges for recycling.

As for the Bank's suppliers, environmental criteria have been introduced for supply contracts and contracts for services from outside firms. An 'environmental clause' has been included in all our contracts with other companies, urging suppliers to comply with legislation and other requirements of an environmental nature. At the same time, instructions have also been given to those in charge of the Bank's construction projects and facilities so that they observe environmental principles in their work and ensure that environmentally-friendly materials and supplies are used.

Aware that one of the most substantial impacts on the environment is the excessive consumption of energy, automatic systems have been installed to control and reduce the use of natural resources, such as electricity and water, in all of the Bank's branches. The first steps have also been taken to use alternative forms of energy, as will be seen in the future installation of solar panels on the Bank building using the most electricity. An employee awareness campaign has also been implemented to reduce the use of white paper and replace it with recycled paper, with targets being set to reduce consumption, in view of the ongoing nature of the impact in this connection.

Also noteworthy was the substantial reduction in the number of printed copies of the Bank's Annual Report (30% fewer than in 2003), while at the same time we are encouraging our employees and shareholders to read our Annual Report in digital format by visiting Bankinter's corporate website.

TRAINING AND COMMUNICATION ACTIVITIES

The variables on which the success or failure of any environmental management system rests include most notably raising people's awareness. Consequently, special attention has been paid to the communication of Management's plans to the whole labor force, making sure that such communication is interactive and runs both ways. People have been encouraged not just to voice their opinions but also to debate and take account of the different proposals and contributions. To encourage participation, we have created logos, slogans, shared databases, photography competitions with an environmental theme, in-house magazines, etc.



First prize color
José Antonio López Bermejo

In the same vein, particular importance has been placed on training activities, with ongoing training programs being established. These most notably include the on-site training and awareness-raising courses attended by a large number of employees at the Madrid Autonomous Community's Environmental Education Center in the Upper Manzanares Basin Regional Park, while the Bank's Best Practices Guide can be accessed by all employees on the Bank's intranet.

In 2004 a whole raft of legislation was enacted in Spain to implement the Kyoto Protocol in response to the need to deal urgently with the serious problem of climate change, as this also places us, as a financial institution, in a new scenario of risk and investment.

The need to be alert to the implications of this new scenario prompted Bankinter to inform and actively involve all of its employees on the effects of climate change and the new legislative environment created to mitigate its consequences. We did this by publishing and circulating internally reports, legislation, articles and all kinds of documentation related to this topic. Also, to learn first hand about the most notable stances adopted with respect to the Kyoto Protocol, an Informative Symposium was held in Bankinter's Headquarters on the economic aspects of the Protocol viewed from different standpoints, at which the speakers were Teresa Ribera, Director of the Climate Change Office, and Juan José Nava and Rodolfo Gijón, representatives from the CEOE (Spanish Confederation of Business Organizations).

2004 ENVIRONMENTAL INDICATORS

	2004	2003	Δ (2004-2003) %	Δ (2004-2003) % / Δ person
hazardous waste				
batteries (kg)	215 (100%*)	0	ND	ND
fluorescent tubes (units)	2,563 (100%*)	0	ND	ND
Hg. lamps (units)	53 (100%*)	0	ND	ND
nonhazardous waste				
toner cartridges (units)	4,936 (70%*)	2,633 (52%*)	18	79
plastics (kg)	8,348	0	ND	ND
paper and cardboard (kg)	101,530	89,915	13	8
consumption of natural resources				
water (liters)	34,453,000	32,627,000	6	5
electricity (kwh)	10,993,694	10.991.969	0.02	(0.4)
white paper (sheets)	24,890,800	29,175,000	(15)	(19)
recycled paper (sheets)	16,670,500	12,467,500	34	27
total paper (sheets)	41,561,300	41,642,500	(0.2)	(5)

* of units purchased



BANKINTER GROUP

Statutory report prepared pursuant to the Corporations Law and the Commercial Code. Consolidated financial statements prepared by the Board of Directors of Bankinter, S.A. on March 16, 2005



Paseo de la Castellana, 43
28046 Madrid
Tel. +34 902 021 111
Fax +34 913 083 566

A free translation of the audit report on the consolidated annual accounts originally issued in Spanish and prepared in accordance with generally accepted accounting principles in Spain. In the event of a discrepancy, the Spanish language version prevails

AUDITORS' REPORT ON THE CONSOLIDATED ANNUAL ACCOUNTS

To the Shareholders of Bankinter, S.A.

1. We have audited the consolidated annual accounts of Bankinter, S.A. and its consolidated Group consisting of the balance sheets at December 31, 2004 and 2003, the profit and loss accounts and the notes for the years then ended, whose preparation is the responsibility of the Bank's management. Our responsibility is to express an opinion on the aforementioned consolidated annual accounts as a whole, based on our audit work performed in accordance with generally accepted auditing standards which require examining, on a test basis, evidence supporting the annual accounts as well as evaluating the overall annual accounts' presentation and assessing the accounting principles applied and significant estimates made by the management.

2. Presented with the balance sheets and the profit and loss accounts for the years 2004 and 2003, the Company's management has included, for comparative purposes only, the corresponding amounts for the year 2002. Our opinion refers exclusively to the consolidated annual accounts for the years 2004 and 2003. On January 30, 2003 we issued our unqualified audit opinion on the consolidated annual accounts for the year 2002.

3. As stated in the Note "Accounting policies" to the accompanying consolidated annual accounts, the Board of Directors of Bankinter, S.A. approved in 2003 an early retirement plan amounting to Euro 20.9 million, to adequate the number, age and profile of the staff as a result of the technological development of the Company's systems and of the reorganization of the management and resources of the Company, by debiting reserves and deferred tax assets. This transfer was authorized by the Bank of Spain on December 19, 2003, in accordance with the Norm 13th-4, of the Circular 4/91.

4. As also indicated in the Note "Accounting policies", due to the profits obtained on the sale of investments holdings in 2003, the Company made an accelerated provision in this period to the statistical allowance for loan losses in order to reach in a shorter period the maximum level required by Bank of Spain regulation. The impact on the consolidated net income for the year amounted to Euro 27.7 million, after tax.

5. In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the shareholders' equity and financial position of Bankinter, S.A. and its consolidated Group at December 31, 2004 and 2003 and the results of its operations and the resources obtained and applied for the years then ended, and they contain the necessary and relevant information in order to adequately interpret and understand them in conformity with generally accepted accounting principles consistently applied.

PricewaterhouseCoopers Auditores, S. L. - R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79031290

PRICEWATERHOUSECOOPERS

6. The accompanying Management Report for 2004 contains the information that management considers relevant to Bankinter, S.A. and its consolidated Group, the evolution of its business and of other matters and does not form an integral part of the consolidated annual accounts. We have verified that the accounting information contained in the aforementioned Management Report coincides with that of the consolidated annual accounts for 2004. Our work as auditors was limited to verifying the Management Report within the scope already mentioned in this paragraph and did not include the review of information other than that obtained from Bankinter, S.A. and its consolidated Group's accounting records.

PricewaterhouseCoopers Auditores, S.L.



José María Sanz Olmeda
Partner

March 17, 2005

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

ASSETS	12.31.04	12.31.03	12.31.02
Cash on hand and deposits at central banks	**170,761**	**164,900**	**380,444**
Cash on hand			
Bank of Spain			
Other central banks	30,429	21,475	25,706
Government debt securities	**7,004,304**	**3,957,138**	**2,568,712**
Due from banks	**1,780,186**	**2,140,336**	**2,487,862**
Demand deposits	251,900	95,532	82,169
Other	1,528,286	2,044,804	2,405,693
Credit facilities and loans	**18,744,814**	**16,466,953**	**15,006,669**
Debentures and other fixed-income securities	**540,177**	**39,062**	**1,235,953**
Public-sector	117,392	9,421	8,610
Other	422,785	29,641	1,227,343
Pro memoria: Bankinter securities	-	-	-
Equity securities	**37,601**	**55,267**	**12,073**
Investments in non-Group companies	**74,276**	**56,230**	**47,324**
Banks	-	-	-
Other	74,276	56,230	47,324
Investments in Group companies	**86,897**	**77,218**	**91,050**
Bank	-	-	-
Other	86,897	77,218	91,050
Intangible assets	**322**	**-**	**-**
Incorporation expenses	-	-	-
Other deferred charges	322	-	-
Consolidation goodwill	**9,206**	**10,623**	**20,290**
Fully or proportionally consolidated companies	-	-	-
Companies accounted for by the equity method	9,206	10,623	20,290
Property and equipment	**134,390**	**127,388**	**135,098**
Land and buildings for own use	39,923	40,147	41,868
Other property	32,737	30,706	31,769
Furniture, fixtures and other	61,730	56,535	61,461
Treasury stock	**12,865**	**11,965**	**15,116**
Pro memoria: Par value	-	-	2,068
Other assets	**673,146**	**666,551**	**496,745**
Accrual accounts	**120,680**	**125,067**	**124.561**
Losses at consolidated companies	**16,648**	**31,092**	**31,410**
Fully consolidated companies	7,413	11,437	8,773
Companies accounted for by the equity method	9,235	19,655	22,637
TOTAL ASSETS	**29,406,273**	**23,929,790**	**22,653,307**

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

LIABILITIES AND CAPITAL	12.31.04	12.31.03	12.31.02
Due to banks	**7,034,405**	**3,477,344**	**4,771,754**
Demand deposits	125,005	108,648	120,155
Time or notification deposits	6,909,400	3,368,696	4,651,599
Customer deposits	**13,680,231**	**12,787,021**	**12,257,660**
Savings deposits	9,017,020	8,347,594	8,577,708
Demand	6,701,068	5,977,145	5,320,968
Time	2,315,952	2,370,449	3,256,740
Other deposits	4,663,211	4,439,427	3,679,952
Demand	-	-	-
Time	4,663,211	4,439,427	3,679,952
Bonds and notes	**5,845,580**	**4,907,576**	**3,282,785**
Bonds and debentures outstanding	2,983,952	3,102,415	1,464,392
Notes and other debt securities	2,861,628	1,805,161	1,818,393
Other liabilities	**577,163**	**674,248**	**474,560**
Accrual accounts	**195,578**	**207,586**	**251,459**
Provisions for contingencies and expenses	**262,071**	**279,359**	**186,793**
Pension allowance	7	20,900	19,080
Provision for taxes	-	-	-
Other provisions	262,064	258,459	167,713
General risk allowance	**7,901**	**7,925**	**47,307**
Negative consolidation difference	**752**	**55**	**55**
Fully or proportionally consolidated companies	103	55	55
Companies accounted for by the equity method	649	-	-
Consolidated income for the year	**177,879**	**148,782**	**119,486**
Group	163,071	133,042	110,329
Minority interests	14,808	15,740	9,157
Subordinated debt	**347,767**	**297,767**	**197,767**
Minority interests	**343,165**	**269,519**	**269,519**
Paid-in capital stock	**115,276**	**113,916**	**113,656**
Additional paid-in capital	**271,219**	**247,004**	**242,964**
Reserves	**437,236**	**421,272**	**352,738**
Revaluation reserves	**22,227**	**22,227**	**22,227**
Reserves at consolidated companies	**87,823**	**68,189**	**62,577**
Fully consolidated companies	22,981	14,331	15,409
Companies accounted for by the equity method	64,842	53,858	47,168
TOTAL LIABILITIES AND CAPITAL	**29,406,273**	**23,929,790**	**22,653,307**

PUBLIC CONSOLIDATED BALANCE SHEETS, BEFORE DISTRIBUTION OF INCOME, OF THE BANKINTER CONSOLIDATED GROUP

MEMORANDUM ACCOUNTS

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Contingent liabilities	**1,808,998**	**1,719,075**	**1,748,901**
Guarantees and other sureties	1,659,577	1,565,446	1,628,397
Other contingent liabilities	149,421	153,629	120,504
Commitments	**4,455,892**	**4,357,105**	**3,345,189**
Unused portion of credit facilities granted	4,418,456	4,326,481	3,309,094
Other commitments	37,436	30,624	36,095
Total memorandum accounts	**6,264,890**	**6,076,180**	**5,094,090**

PUBLIC CONSOLIDATED STATEMENTS OF INCOME OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Interest and similar revenues	837,845	886,273	983,326
Of which:			
Fixed-income securities	191,459	165,359	108,749
Interest and similar expenses	450,860	484,565	595,525
Equities portfolio revenues	16,006	9,487	646
Equity securities	10,994	4,050	561
Investments in non-Group companies	12	437	85
Investments in Group companies	5,000	5,000	-
Net interest revenue	**402,991**	**411,195**	**388,447**
Fees collected	223,737	198,195	191,382
Fees paid	48,659	45,775	51,525
Revenue from financial transactions	27,352	29,494	19,818
Gross operating income	**605,421**	**593,109**	**548,122**
Other operating income	4,479	6,570	10,516
General administrative expenses	305,360	285,471	288,746
Personnel expenses	168,222	159,906	166,888
Of which:			
Wages and salaries	117,609	113,434	109,730
Employee welfare expenses	30,444	27,619	27,449
Of which: Pension payments	2,743	2,532	3,052
Other administrative expenses	137,138	125,565	121,858
Depreciation, amortization and write-downs of property and equipment and intangible assets	15,931	16,961	22,365
Other operating expenses	4,732	4,766	4,824
Net operating income	**283,877**	**292,481**	**242,703**
Net gains (losses) on companies accounted for by the equity method	34,165	24,739	18,615
Amortization of consolidation goodwill	1,416	2,628	2,640
Gains on Group transactions	1,508	75,539	14,567
Losses on Group transactions	1,555	11,323	16,484
Write-offs and provisions for loan losses	51,380	131,476	66,263
Write-downs of long-term investments	(186)	(251)	1,853
Provision to general risk allowance	(24)	(24)	(24)
Extraordinary income	8,518	23,484	27,233
Extraordinary charges	7,357	57,291	29,700
Income before taxes	**266,570**	**213,800**	**186,202**
Corporate income tax	88,691	65,018	66,716
Other taxes	-	-	-
Consolidated net income	**177,879**	**148,782**	**119,486**
Income attributed to minority interests	**14,808**	**15,740**	**9,157**
Income attributed to the Group	**163,071**	**133,042**	**110,329**

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION OF THE BANKINTER CONSOLIDATED GROUP

(thousands of euros)

	2004		2003		2002	
	Used	**Provided**	**Used**	**Provided**	**Used**	**Provided**
Funds obtained from operations	-	**258,907**	-	**357,100**	-	**235,303**
Income for the year	-	177,879	-	148,782	-	119,486
Depreciation and amortization	-	15,931	-	16,961	-	22,365
Net provision for loan losses	-	51,380	-	131,476	-	66,263
Net provision for security price fluctuation	-	1,430	-	7,349	-	(11,668)
Net provision to other allowances	-	9,112	-	46,633	-	37,744
Net gains on disposal of property and equipment	-	1,901	-	1,005	-	1,065
Net gains on sale of long-term investments	-	1,274	-	4,894	-	48
Net gains on sale of treasury stock	-	-	-	-	-	-
Net increase/decrease in:						
Lending less financing from						
Bank of Spain and banks and thrifts	-	3,911,350	731,340	-	-	865,893
Credit facilities and loans	2,329,241	-	1,591,760	-	382,176	-
Fixed-income securities	3,549,711	-	198,884	-	1,036,544	-
Equity securities, other than long-term investments	-	16,392	48,088	-	-	39,753
Deposits	-	893,210	-	529,361	329,984	-
Bonds and notes	-	963,579	-	1,629,091	-	715,158
Subordinated debt	-	50,000	-	100,000	-	-
Additions to/sales of long-term investments	52,286	-	9,937	4,926	21,078	-
Investments in Group and associated companies	27,725	-	-	4,926	2,434	-
Property and equipment and intangible assets	24,561	-	9,937	-	18,644	-
Other asset items less liability items	89,431	-	-	27,753	21,770	-
Dividends paid and distribution of additional paid-in capital	72,769	-	68,222	-	64,555	-
Total	**6,093,438**	**6,093,438**	**2,648,231**	**2,648,231**	**1,856,107**	**1,856,107**

BUSINESS ACTIVITY

Bankinter, S.A. ('the Bank') engages in banking activities and is subject to the rules and regulations applicable to banks operating in Spain.

The Bank is the parent company of a group of financial institutions whose activities it controls directly or indirectly.

ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements of Bankinter, S.A. and subsidiaries composing the Bankinter Group ('the Group') are presented in the formats stipulated by Bank of Spain Circular 4/1991 and subsequent amendments thereto and, accordingly, give a true and fair view of the net worth, financial position and results of the Group. These consolidated financial statements, which were prepared by the Bank's directors from the individual accounting records of the Bank and of each of the subsidiaries composing, together with the Bank, the Bankinter Group, include certain adjustments and reclassifications required to conform the accounting principles and presentation criteria followed by the subsidiaries (mainly those outside Spain) with those applied by the Bank.

The financial statements of the Group, the Bank and the consolidated subsidiaries as of December 31, 2004, have not yet been approved by the respective Shareholders' Meetings. However, the Bank's Board of Directors considers that they will be approved without material changes.

Accounting principles and valuation standards

The accompanying consolidated financial statements were prepared in accordance with the generally accepted accounting principles and valuation methods described in the 'Accounting Principles Applied' note. All mandatory accounting principles with a significant effect on the preparation of the consolidated financial statements were applied.

Consolidation principles and equity

The principles applied in consolidation conform to those set forth in Royal Decree 1343/1992 regulating the consolidation of the financial statements of deposit-taking entities, and in Bank of Spain Circular 4/1991. Accordingly, the methods used were the full consolidation method and, for companies engaging in other than typical Group activities, the equity method, after all the material accounts and transactions between Group companies had been eliminated.

Comparative information

i) Early retirement plans

In December 2003, the Bank of Spain authorized the Bank to implement a special voluntary early retirement plan, with a charge to voluntary reserves, the aim of which was to increase the productivity of the organization and to improve the Bank's operating efficiency. This plan stemmed from the need to readapt Bankinter's labor force as a result of the technological development of the Bank's systems and of the reorganization of its management and resources, which affected the number, age and professional qualification profile of Bankinter's employees. The plan was addressed to approximately 42 employees, aged 55 or more, who worked at Central Services and in the Bank's networks.

An allowance for early retirement of €20,900 thousand was recorded under the liability 'Provisions for Contingencies and Expenses - Pension Allowance' caption as of December 31, 2003, through the transfer of unrestricted reserves amounting to €13,585 thousand and the recording of prepaid taxes amounting to €7,315 thousand, as the net discounted present value of 90% of the annual salary of the group of employees affected by the plan, and the additional contributions to be made through the date of retirement of these employees. In 2004 the Bank externalized these commitments by taking out an insurance policy and, therefore, retired them from the balance sheet, as indicated in the 'Provisions for Contingencies and Expenses' note.

In December 2002, a special early retirement plan similar to that mentioned above was implemented. This plan was addressed to 66 employees, aged 56 or more. An allowance for early retirement of €19,500 thousand was recorded through the transfer of unrestricted reserves amounting to €12,776 thousand and the recording of prepaid taxes amounting to €6,724 thousand, as the net discounted present value of 90% of the annual salary of the group of employees affected by the plan, and the additional contributions to be made through the date of retirement of these employees. The outstanding balance of this allowance as of December 31, 2002, amounting to €19,080 thousand, was recorded under the liability 'Provisions for Contingencies and Expenses - Other Provisions' caption and has been reclassified in the accompanying balance sheet at that date included in the 2004 consolidated financial statements to the liability 'Provisions for Contingencies and Expenses - Pension Allowance' caption. In 2003 the Bank externalized these commitments by taking out an insurance policy and, therefore, retired them from the balance sheet, as indicated in the 'Provisions for Contingencies and Expenses' note.

ii) Reserve for investment in the Canary Islands

The 'Reserves' caption in the balance sheet as of December 31, 2004, includes €49,127 thousand relating to the balance of the Reserve for Investment in the Canary Islands. The balance as of December 31, 2003 (€45,738 thousand) is also recorded under the 'Reserves' caption, whereas the balance as of December 31, 2002 (€39,358 thousand) is recorded under the 'General Risk Allowance' caption.

iii) Redemption of Convertible Debentures

As a result of the early redemption of the Issue IV debentures, in 2002 the Bank recorded as 'Personnel Expenses', as described in the 'Accounting Principles Applied' note, €14,608 thousand relating to the difference between the initial value of the options implicit in this issue and their value on the redemption date. Since the balancing entry was the 'Extraordinary Income' caption for the related period, income for the year was not affected. No debentures were redeemed early in 2004 and 2003.

iv) Other issues

In 2003 the Group recorded a gain of €61,323 thousand under the 'Gains on Group Transactions' caption in the consolidated statement of income, arising from the sale of all its holding in Sogecable, S.A. in 2003.

Thereafter, the Bank's Board of Directors resolved to record early, in order to reach the maximum level required by Bank of Spain regulations in a shorter term, a provision of €42,674 thousand to the allowance for the statistical coverage of loan losses, with a charge to the 'Write-offs and Provisions for Loan Losses' caption in the statement of income, and simultaneously reduced the 'Corporate Income Tax' amount by €14,936 thousand through the recording of the related prepaid tax under the 'Other Assets' caption. Consequently, as of December 31, 2003, this allowance had reached 95% of the maximum amount to be recorded (59% as of December 31, 2002). As of December 31, 2004, the balance of the allowance had reached the maximum level required.

In 2004 the Group recovered €10,614 thousand of 'General Administrative Expenses' and recorded this amount as a reduction of this caption in the statement of income. The amounts relating to 2003 and 2002 (€5,907 thousand and €2,045 thousand, respectively), which had initially been recorded under the 'Other Operating Income' caption, have also been reclassified to the aforementioned caption in the accompanying 2003 and 2002 statements of income.

ACCOUNTING PRINCIPLES APPLIED

The accompanying consolidated financial statements were generally prepared in accordance with the accounting principles set forth in Bank of Spain Circular 4/1991 and subsequent applicable regulations. The most significant accounting principles applied are as follows:

a) Recognition of revenues and expenses

Revenues and expenses are basically recognized for accounting purposes on an accrual basis. The main exceptions to this general principle are revenues arising from transactions involving assets whose full recovery is doubtful, which are not recognized as revenues until they are effectively collected.

Interest on asset and liability transactions with settlement terms exceeding twelve months is accrued by the interest method and that on shorter-term transactions is accrued by either the interest or the straight-line method.

b) Translation of foreign currency accounts

Asset and liability accounts in foreign currencies have been translated to euros at the average year-end foreign exchange market rates. Exchange differences were recorded in full at their net amount in the statement of income.

The premiums or discounts on forward foreign currency hedging transactions, defined as the difference between the contract exchange rate and the spot exchange rate at the contract date, are accrued over the contract term and recorded as adjustments to hedging transaction expenses or revenues.

Non-hedging forward transactions have been translated to euros at the year-end forward foreign exchange market rates for the remaining term of the transactions outstanding. The resulting gain or loss recorded is the present value of the difference between the contract value and the market price for the remaining term of the transaction. This present value is calculated using market interest rates for the remaining term of the transaction.

c) Treasury stock

The cost of the Bankinter, S.A. shares, net of the related allowance, owned by the Group as of December 31, 2004, 2003 and 2002, is recorded under the 'Treasury Stock' caption in the accompanying consolidated balance sheets.

The Bankinter Group set up a restricted reserve for an amount equal to the cost of these Bankinter, S.A. shares as of December 31, 2004, 2003 and 2002.

The balance of the results obtained by the consolidated subsidiaries on transactions involving Bankinter, S.A. shares was zero in 2004 (as compared with a loss of €215 thousand in 2003 and a gain of €40 thousand in 2002).

As required by Bank of Spain regulations, a specific allowance for the treasury stock of the Bank and its subsidiaries was set up for the difference between the acquisition cost of the shares of treasury stock and their underlying book value. This reserve is recorded on the asset side of the public consolidated balance sheet as a reduction of the balance of 'Treasury Stock'.

d) Securities portfolio

I) Pursuant to Bank of Spain Circular 4/1991, the Group's securities are classified as trading portfolio, available-for-sale portfolio, held-to-maturity portfolio or permanent investments portfolio, depending on the purpose for which they were acquired.

   The trading portfolio includes fixed-income and equity securities carried on the asset side of the balance sheet for the purpose of obtaining short-term gains on their price fluctuations. Only listed securities traded in a high-volume, liquid market not influenced by individual private players qualify for inclusion in the trading portfolio, and they are stated at year-end market price.

   The held-to-maturity portfolio includes fixed-income securities acquired and held to redemption because Bankinter has the financial capability to do so.

   The permanent investments portfolio includes the investments intended to make a lasting contribution to the activities of the Group.

   The available-for-sale portfolio includes the fixed-income and equity securities not assigned to any of the categories described above.

In application of Bank of Spain Circular 4/1991, the Bankinter Group established objective criteria for classifying its securities in the various portfolios. Accordingly, the Group's trading portfolio includes, for information purposes, fixed-income or equity securities issued by the public or private sector which are used in the Group's ordinary trading activity. These are normally deemed to be securities representing investments with terms not exceeding three months and are valued at market price.

Fixed-income securities assigned to the available-for-sale and held-to-maturity portfolios are recorded at acquisition cost net, if appropriate, of accrued interest, which is recorded temporarily in sundry accounts. The positive or negative difference between the acquisition cost and the redemption value is accrued daily over the residual life of the security and its initial cost is adjusted with a credit or charge to income, so that the securities are valued at adjusted acquisition cost.

€9,973 thousand were credited to income as of December 31, 2004, as a result of such accruals (as compared with gains of €4,422 thousand in 2003 and €896 thousand in 2002).

The potential gains or losses on the listed securities included in the available-for-sale portfolio are calculated quarterly by comparing the adjusted acquisition cost with the market price, net if applicable of the accrued interest, on the last trading day of the calendar quarter.

If this valuation results in a net loss, such loss is recorded in an asset accrual account with a balancing entry to the security price fluctuation allowance.

As of December 31, 2004, 2003 and 2002, this accrual account had a zero balance.

II) Fixed-income securities denominated in foreign currencies classified in the investment portfolio are valued at cost and readjusted monthly to the average exchange rate ruling in the foreign exchange market. The net gain or loss disclosed by this adjustment is recognized in the income statement as exchange differences. The year-end realizable value was determined on the basis of the international market price of these securities.

Equity securities denominated in foreign currencies which represent a permanent investment are valued at acquisition cost and translated to euros at the exchange rate prevailing on the acquisition date. Securities classified in the trading portfolio are valued at market prices.

III) Listed equity securities not included in the trading portfolio are recorded at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or year-end market value or average market price in the last quarter of the year.

Unlisted equity securities are valued at the lower of cost, revalued where appropriate pursuant to the applicable enabling legislation, or net asset value.

IV) Transfers of securities from the trading portfolio to any other portfolio are made at market price net, where appropriate, of accrued interest. Transfers from the available-for-sale portfolio to the held-to-maturity portfolio are made at the lower of market price or adjusted acquisition cost.

Transfers from the permanent investments portfolio to other portfolios are made at net book value.

Transfers are not made from the held-to-maturity portfolio to other portfolios or from the available-for-sale portfolio to the trading portfolio.

e) Consolidation goodwill

The differences between the cost of the investments in each of the companies included in consolidation (those fully consolidated or accounted for by the equity method) and the respective adjusted underlying book values at the date of first-time consolidation were allocated as follows:

I) Directly, where appropriate, to the subsidiaries' balance sheet items, as an addition to the value of the assets (or a reduction of the value of the liabilities) whose market values were higher than the net book values per these companies' balance sheets and whose accounting treatment is similar to that of comparable assets of the Group (amortization, accrual, etc.).

II) The remainder was recorded as consolidation goodwill. The amount of €9,206 thousand recorded under the 'Consolidation Goodwill' caption on the asset side of the consolidated balance sheet as of December 31, 2004, arose from the acquisition of 6.5% of Grupo Empresarial ENCE, S.A., which is included in the consolidated Group by the equity method. This goodwill is being amortized from the acquisition date on a straight-line basis over a maximum period of ten years, the period during which it is estimated that it will contribute to the generation of income by the Group. €1,416 thousand of amortization of this goodwill, relating in full to Grupo Empresarial ENCE, S.A., were charged to the accompanying 2004 consolidated statement of income.

f) Property and equipment

Property and equipment are carried at cost, revalued where appropriate pursuant to the applicable enabling legislation, net of the related accumulated depreciation. All property and equipment, except for computer hardware, which is depreciated by the sum-of-the-years'-digits or shifts method, are depreciated by the straight-line method at annual rates based on the following years of estimated useful life, which are the same as the minimum legal periods:

	Depreciation Method
Buildings	Straight-line over 50 years
Furniture and fixtures and other	Straight-line over 6 to 12 years
Computer hardware	Sum-of-the-years'-digits or shifts

In the case of used assets, the depreciation rates applied are twice those applied to new assets.

Fully depreciated property and equipment amounted to €128,407 thousand as of December 31, 2004 (€222,223 thousand and €136,011 thousand as of December 31, 2003 and 2002, respectively). The detail, by asset group, is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Property and equipment			
Buildings	4,192	4,267	3,917
Fixtures	48,779	65,780	45,657
Furniture	17,129	47,254	17,521
Vehicles	758	571	286
Computer hardware	57,549	104,351	68,630
Total	**128,407**	**222,223**	**136,011**

In accordance with the accounting principles set forth in Bank of Spain Circular 4/1991, the lease payments paid through September 1992 (when Bankinter Leasing, S.A. was merged into Bankinter, S.A.) under financial lease contracts were recorded under the 'Depreciation, Amortization and Write-downs of Property and Equipment and Intangible Assets' caption in the individual statement of income of the Bank. A different accounting method is used in the consolidated financial statements, in which the related assets are capitalized and depreciated on the basis of their useful lives.

The properties arising from foreclosures are valued at the lower of the book value of the assets giving rise to the foreclosure, plus the interest receivable, or the market value of the seized property, net, where appropriate, of any portion of the market value which might be payable to third parties as a result of subrogation of obligations in the asset foreclosure.

Expenses and interest payable, if any, included in the book value of the asset are added to the provisions recorded for the asset foreclosed.

Provisions are recorded for the foreclosed assets not included in the Group's operating fixed assets and not disposed of within three years at the following rates based on the time elapsed since their acquisition:

Over 3 but not exceeding 4 years	25%
Over 4 but not exceeding 5 years	50%
Over 5 years	75%

These rates are applied to the net book value of the asset at its acquisition date.

These provisions are not applicable in the case of completed housing, offices and multipurpose premises whose book value is lower than the market value updated through an appraisal by an independent appraiser.

g) Loan loss allowance

The loan loss allowance is recorded in accordance with Bank of Spain regulations and represents the Group's best estimate of the potential losses on the loan portfolio and on other assets and commitments exposed to credit risk, based on past experience and present circumstances.

The loan loss allowance is calculated specifically for the nonperforming or doubtfully collectible balances on the basis of their aging and recovery expectations. The provisioning rate applied for all other credit facilities and loans, fixed-income securities and off-balance-sheet risks is 1% of their aggregate amount, except for mortgage loans for completed housing, provided that the related guarantees were provided when the lending was arranged, for finance leases on such property with an outstanding balance of less than 80% of the appraisal value, and for mortgage-backed bonds, which are subject to a rate of 0.5%, pursuant to the amendments introduced by Bank of Spain Circular 9/1999.

Additionally, the loan loss allowance is supplemented by an allowance for the statistical coverage of loan losses, which is recorded by charging to the statement of income for each year an amount equal to the overall latent loan losses on the various homogeneous risk portfolios, net of the specific loan loss allowance recorded in the year.

In accordance with the aforementioned regulations, the provisions to the statistical allowance to be recorded must be estimated using calculation methods based on each entity's past nonperforming loan experience and on the expected credit loss by homogeneous risk category. For this purpose, credit institutions must have an appropriate credit risk measurement and management system the historical basis of which encompasses a full business cycle, and this basis must be checked and approved by the Bank of Spain's Inspection Services. Until credit institutions have set up their own credit measurement and management system, they must record the statistical loan loss allowance based on the loan loss coefficients generally stipulated by Rule 11 of Bank of Spain Circular 4/1991, as amended by Circular 9/1999.

The Group sets up the statistical allowance based on the loan loss coefficients stipulated by the Bank of Spain, except for the loans and credits to individuals secured by home mortgages and arranged through automatic loan arrangement and granting systems. In this case, as authorized by the Bank of Spain on December 21, 2001, a coefficient of 0.14% has been applied to calculate the period provision, starting from the first quarterly provision for 2001, and the authorized coefficient is updated annually.

The effect of the provision to the statistical allowance on the consolidated statement of income was €31,734 thousand as of December 31, 2004 (€91,997 thousand and €45,360 thousand as of December 31, 2003 and 2002, respectively), taking into account the extraordinary amount described in the 'Comparative Information' section, and prepaid tax of €11,107 thousand was recorded (€32,199 thousand and €15,876 thousand as of December 31, 2003 and 2002, respectively).

h) Corporate income tax

The consolidated statement of income for the year includes the expense for period corporate income tax, which is calculated on the basis of the tax charge for the year, taking into account the effect of deferring the permanent differences between taxable income and book income before taxes that reverse in subsequent periods, the tax relief and tax credits to which the Group is entitled and the income obtained by the Group companies as a whole.

i) Futures transactions

These instruments include, inter alia, unmatured foreign currency and securities purchase and sale transactions, financial futures on securities and interest rates, options purchased and written, forward rate agreements and financial swaps, and are recorded in memorandum accounts at their nominal or exercise value.

The gains or losses arising on hedging transactions are recognized symmetrically to those on the hedged transactions. The methods used for forward foreign currency transactions are described in section b) above. The gains or losses on other nonhedging transactions arranged in organized markets are included in full in the statement of income at market price; gains or losses on nonhedging transactions arranged in OTC markets are recorded on the settlement date. However, at the end of each period, theoretical closings of the nonhedging positions are prepared and provisions are recorded with a charge to income for any potential losses disclosed by the theoretical closings.

The fair value of the products included in the notes to financial statements was calculated by applying generally accepted valuation principles.

The valuation methods applied for derivative instruments traded in OTC markets, based on the derivative involved and on the data on the last trading day, were as follows:

- IRS: Discounting of flows based on the zero-coupon curve.
- European options and warrants: use of the Black-Scholes model.
- American options and warrants: use of the Cox-Ross-Rubinstein (binomial) model.

j) Convertible debentures for employees

The accrued portion of the value of the options implicit in outstanding convertible debenture issues for employees is recorded as a personnel expense, with a balancing entry in a liability accrual account up to maturity or early redemption thereof.

€4,845 thousand were recorded as personnel expenses in this connection for the issues outstanding as of December 31, 2004 (€6,378 thousand and €5,011 thousand as of December 31, 2003 and 2002, respectively).

As the Bank carries out capital increases for the conversion of debentures into shares, over the term of the convertible debenture issues the accrual account generated is transformed into additional paid-in capital, thus increasing the Bank's equity, as indicated in the 'Capital Stock' note.

If the debentures are redeemed early, as indicated in the 'Comparative Information' note, the difference between the initial value of the options implicit in the issue and the value thereof on the redemption date is recorded as 'Personnel Expenses', with a credit to the 'Extraordinary Income' caption.

The atypical personnel expenses referred to in this note did not signify that any compensation or rights were received by employees, since the convertible debenture issues are financial transactions subscribed to voluntarily by employees, who assume the transaction risk and forfeit the share conversion right if for any reason they cease to be employees.

k) Commitments to employees

1) Pension commitments

With regard to the pension commitments, under the current collective labor agreement the Group has undertaken to supplement the social security benefits of the employees hired prior to March 8, 1980, for retirement, permanent disability, death of spouse or death of parent.

In 1996 the advantages and disadvantages of maintaining these allowances in the future in view of the enactment of Private Insurance Law 30/1995 were analyzed and subsequently, on July 1, an insurance contract was entered into with Winterthur Seguros y Reaseguros, S.A. which, with the unconditional guarantee of its parent company, Winterthur A.G., guarantees the future coverage of all the supplementary pension payments to retired and serving employees entitled to such coverage from retirement.

This insurance contract consisted of two policies involving the payment of a single premium of €30,886 thousand (to cover the total commitments incurred through June 30, 1996), with a guaranteed yield of approximately 8%, and the payment of a periodic annual premium to cover the payments for future services, with a guaranteed yield of 4.5% plus a 90% share in the net profit of the policy.

In 2000 the insurance policies were adapted as stipulated in Royal Decree 1588/1999 and Bank of Spain Circular 5/2000, and the externalization process was completed in accordance with current regulations.

In 2004, €2,300 thousand of periodic premiums were recorded (€2,532 thousand in 2003 and €3,052 thousand in 2002).

In addition, since 1996 the benefits included in the collective labor agreement on death and permanent disability for all serving employees during their years of service have been insured. The insurance to provide coverage of these benefits was taken out with Bankinter Seguros de Vida, S.A., de Seguros y Reaseguros through 2001 and is now arranged with Winterthur and Caser.

The premium paid in this connection amounted to €222 thousand in 2004 (€566 thousand in 2003 and €577 thousand in 2002).

The Bank employees with vested pension rights as of December 31, 2004, were as follows:

	12.31.04	**12.31.03**	**12.31.02**
Serving employees whose recognized service began prior to March 8,1980	466	438	511
Retired employees	7	1	31
Early retirees	88	42	64

In 2002 and 2003 the Bank implemented two early retirement programs.

The commitments to the early retirees were covered through insurance policies taken out with the insurance company Nationale-Nederlanden Vida.

On February 3, 2003, a first policy was taken out with the aforementioned insurance company to cover the Bank's commitments to the employees who took early retirement in 2002 through the date of statutory retirement. The effective date of the insurance policy, which was formalized through the contribution of a single premium of €19,483 thousand, is January 8, 2003.

On January 28, 2004, a second policy was taken out with the aforementioned insurance company to cover the Bank's commitments to the employees who took early retirement in 2003 through the date of statutory retirement. The effective date of the insurance policy, which was formalized through the contribution of a single premium of €20,501 thousand, is January 14, 2004.

2) Multi-year incentive plans

The amounts of the payments under the multi-year management incentive plans in 2004, 2003 and 2002 (€1,577 thousand, €3,352 thousand and €3,307 thousand, respectively) were recorded under the 'Personnel Expenses' caption, whereas the amount used of the in-house allowance recorded to meet these payments was recorded as extraordinary income in 2004, 2003 and 2002.

BANKINTER GROUP

BANKINTER, S.A.

Bankinter, S.A. is the parent company of the Bankinter Group and accounted for 99.70% of the Group's total assets as of December 31, 2004.

The individual accounts of the Bank were prepared in accordance with the accounting principles described in the 'Accounting Principles Applied' section. Nevertheless, the operations of the Bank and the rest of the Group are managed on a consolidated basis, irrespective of the individual allocation of the related balance-sheet effect. Accordingly, the individual financial statements of Bankinter, S.A. do not reflect the variations in assets and liabilities that would arise from applying consolidation principles or the equity method, as appropriate, to the investments in the subsidiaries and to the intercompany transactions (leasing, exchange differences, dividends, guarantees, etc.) which are, however, reflected in the consolidated financial statements.

The note on 'Investments in Non-Group Companies' includes a list of the subsidiary companies in the Bankinter Group.

Following are the summarized balance sheets of Bankinter, S.A. as of December 31, 2004, 2003 and 2002, and the statements of income and statements of changes in financial position for the years then ended.

BALANCE SHEETS (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(thousands of euros)

	12.31.04	12.31.03	12.31.02
ASSETS			
Cash on hand and deposits at central banks	170,761	164,900	380,444
Government debt securities	7,001,442	3,954,276	2,565,850
Due from banks	1,780,185	2,140,438	2,484,634
Credit facilities and loans	18,749,290	16,464,459	15,037,670
Debentures and other fixed-income securities	540,160	39,024	1,235,953
Equity securities	23,633	35,777	12,034
Investments in non-Group companies	36,992	28,480	3,144
Investments in Group companies	91,742	91,536	101,634
Intangible assets	323	-	-
Property and equipment	112,742	103,672	107,735
Treasury stock	12,038	11,286	11,373
Other assets	673,952	698,494	505,784
Accrual accounts	126,176	98,020	116,534
Total assets	**29,319,436**	**23,830,362**	**22,562,789**
LIABILITIES AND CAPITAL			
Due to banks	7,034,470	3,477,344	4,771,754
Customer deposits	14,640,712	15,801,729	13,696,008
Bonds and notes	4,987,120	2,024,963	1,977,559
Other liabilities	562,066	652,833	456,581
Accrual accounts	209,238	206,866	224,611
Provisions for contingencies and expenses	236,977	251,893	163,686
General risk allowance	7,901	7,925	47,307
Income for the year	157,691	119,546	96,139
Subordinated debt	690,932	567,286	467,286
Paid-in capital stock	115,276	113,916	113,656
Additional paid-in capital	271,219	247,004	242,964
Reserves	383,607	336,830	283,011
Revaluation reserves	22,227	22,227	22,227
Total liabilities and capital	**29,319,436**	**23,830,362**	**22,562,789**

STATEMENTS OF INCOME (SUMMARIZED) OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Interest and similar revenues	837,526	886,769	983,371
Interest and similar expenses	470,277	505,848	613,373
Equities portfolio revenues	45,286	76,696	38,618
Net interest revenue	**412,535**	**457,617**	**408,616**
Net fees	145,004	103,357	82,699
Revenue from financial transactions	28,951	32,937	16,309
Gross operating income	**586,490**	**593,911**	**507,624**
Other operating income	4,392	5,237	6,961
General administrative expenses	302,595	283,334	286,073
Personnel expenses	160,892	152,523	158,624
Other administrative expenses	141,703	130,811	127,449
Depreciation, amortization and write-downs of property and equipment and intangible assets	15,420	15,313	18,655
Other operating expenses	4,732	4,766	4,824
Net operating income	**268,135**	**295,735**	**205,033**
Write-offs and provisions for loan losses	50,791	130,429	66,409
Write-downs of long-term investments	(7,639)	(18,646)	5,734
Period provision to the general risk allowance	(24)	(24)	(24)
Extraordinary income	16,508	31,122	32,072
Extraordinary charges	9,289	54,296	33,834
Income before taxes	**232,226**	**160,802**	**131,152**
Corporate income tax	74,535	41,256	35,013
Net income	**157,691**	**119,546**	**96,139**

STATEMENTS OF CHANGES IN FINANCIAL POSITION OF BANKINTER, S.A. FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(thousands of euros)

	2004		2003		2002	
	Used	Provided	Used	Provided	Used	Provided
Funds obtained from operations	-	**230,092**	-	**306,078**	-	**215,024**
Income for the year	-	157,691	-	119,546	-	96,139
Depreciation and amortization	-	15,420	-	15,313	-	18,655
Net provision for loan losses	-	50,791	-	130,429	-	66,409
Net provision for security price fluctuation	-	(8,451)	-	(13,472)	-	(6,326)
Net provision to other allowances	-	11,630	-	48,476	-	39,035
Net gains on sale of property and equipment	-	1,737	-	892	-	1,064
Net gains on sale of long-term investments	-	1,274	-	4,894	-	48
Net increase/decrease in:						
Lending less financing from Bank of Spain and banks and thrifts	-	3,911,518	734,670	-	-	869,096
Credit facilities and loans	2,335,622	-	1,557,218	-	378,162	-
Fixed-income securities	3,546,817	-	195,813	-	1,04,.886	-
Equity securities, other than long-term investments	-	10,217	28,637	-	-	22,332
Deposits	1,161,017	-	-	2,105,721	57,887	-
Bonds and notes	-	2,987,732	-	51,704	-	473,922
Subordinated debt	-	123,646	-	100,000	-	-
Additions to/sales of long-term investments	27,054	-	11,823	2,550	20,473	20,365
Investments in Group and associated companies	1,099	-	-	2,550	-	20,365
Property and equipment and intangible assets	25,955	-	11,823	-	20,473	-
Other asset items less liability items	119,926	-	-	30,330	37,776	-
Dividends paid and distribution of additional paid-in capital	72,769	-	68,222	-	64,555	-
Total	**7,263,205**	**7,263,205**	**2,596,383**	**2,596,383**	**1,600,739**	**1,600,739**

CHANGES IN THE BANKINTER GROUP

In 2002 Alcob2b, S.A. was acquired by the Group and changed its name to Bankinter Capital Riesgo, S.G.E.C.R., S.A. Epagado, S.A. changed its name to Bankinter Asesores Financieros, S.A.

In 2003 Bankinter Netherlands BV was incorporated and fully consolidated in the Group. The investment in Sogecable, S.A., which was carried by the equity method, was sold and Ginstow Finance, Ltd. was liquidated. Bankinter Asesores Financieros, S.A. changed its name to E-Pagado International Network, S.A.

In 2004 Bankinter Emisiones, S.A., Bankinter Sociedad de Financiación, S.A., Bankinter Capital Riesgo I Fondo de Capital Riesgo and Helena Activos Líquidos, S.L. were incorporated, whereas Bankinter International Cayman, Ltd., Bankinter Cayman Issuances, Ltd., Bankinter Finance Limited and Ebankinter Internet Factory, S.C.R., S.A. were dissolved. Cibesa, S.A. was absorbed by Intermobiliaria, S.A.

BALANCE SHEET ASSET CAPTION DISCLOSURES

GOVERNMENT DEBT SECURITIES

(thousands of euros)

	12.31.04	12.31.03	12.31.02	Maturing in 2005
Public-sector debt securities				
Treasury bills	2,216,365	2,028,874	159,352	1,896,905
Other debt securities traded by the book-entry system	4,787,939	1,929,749	2,409,360	119,291
Gross total	**7,004,304**	**3,958,623**	**2,568,712**	**2,016,196**
Less Security price fluctuation allowance	-	1,485	-	-
Net total	**7,004,304**	**3,957,138**	**2,568,712**	**-**
Trading portfolio	1,821,938	1,181,794	471,493	488,516
Available-for-sale portfolio	4,292,757	1,889,560	1,211,491	1,527,680
Held-to-maturity portfolio	889,609	887,269	885,728	-
Gross total	**7,004,304**	**3,958,623**	**2,568,712**	**2,016,196**

The 'Maturing in 2005' column includes the balances of government debt securities held as of December 31, 2004, which mature in 2005.

In early 2002 the 'Held-to-Maturity Portfolio' was set up to reduce the interest rate risk exposure. This decision was based on the net excess of liabilities over assets, which was deemed to be excessive, with the portion at over 6 years exceeding the amount of this portfolio based on the interest rate risk model used by Bankinter as the Group's integrated interest rate risk management, measurement and monitoring model.

The face value of the pledged government debt securities was €58,733 thousand in 2004, 2003 and 2002.

Following are the valuations of the available-for-sale portfolio:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Market value of the available-for-sale portfolio	4,339,188	1,893,424	1,223,443

Transfers from the trading portfolio to the available-for-sale portfolio totaled €3,982,466 thousand (€2,990,516 thousand in 2003 and €699,536 thousand in 2002).

DUE FROM BANKS

The detail of this asset caption, with disclosure of the total amounts in euros and foreign currencies, is shown in the following table.

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Banks operating in Spain	632,920	946,648	782,188
Savings banks	595,769	526,822	1,535,919
Credit institutions abroad	551,497	666,866	169,755
Total	**1,780,186**	**2,140,336**	**2,487,862**
In euros	1,677,087	2,087,435	2,432,161
In foreign currencies	103,099	52,901	55,701

The breakdown, by term to maturity, of the 'Due from Banks - Other' account on the asset side of the balance sheets is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Term			
Up to 3 months	1,528,286	1,846,674	1,700,555
3 months to 1 year	-	198,130	705,138
Total	**1,528,286**	**2,044,804**	**2,405,693**

CREDIT FACILITIES AND LOANS

The breakdown of the balances of this account, classified by type of transaction and currency, is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Commercial bills	1,207,357	1,059,902	985,700
Secured loans	13,291,658	11,700,469	10,221,158
Other term loans	3,169,027	2,685,514	2,887,002
Demand loans	773,704	731,466	524,602
Lease receivables	642,731	574,000	565,037
Nonperforming loans	53,152	61,948	61,812
Subtotal	**19,137,629**	**16,813,299**	**15,245,311**
Less: Loan loss allowance	392,815	346,346	238,642
Total	**18,744,814**	**16,466,953**	**15,006,669**
In euros	18,641,047	16,422,100	14,837,245
In foreign currencies	496,582	391,199	408,066

The detail, by term to maturity, of the 'Credit Facilities and Loans' caption, before deduction of the loan loss allowance, on the asset side of the balance sheets is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Term			
Up to 3 months	1,593,623	1,516,982	2,366,403
3 months to 1 year	546,874	1,586,051	943,457
1 to 5 years	2,394,809	1,378,449	1,234,994
Over 5 years	13,776,725	11,479,588	10,024,209
Undetermined	825,598	852,229	676,248
Total	**19,137,629**	**16,813,299**	**15,245,311**

The detail by borrower sector is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Government entities	19,558	20,920	4,190
Resident borrowers	18,680,247	16,362,382	14,794,971
Nonresident borrowers	384,672	368,049	384,338
Nonperforming loans	53,152	61,948	61,812
Subtotal	**19,137,629**	**16,813,299**	**15,245,311**
Less: Loan loss allowance	392,815	346,346	238,642
Total	**18,744,814**	**16,466,953**	**15,006,669**

The detail, by type of leased asset, of the lease receivables is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Buildings	229,965	223,850	227,572
Industrial machinery	69,017	55,229	56,684
Computer hardware	8,641	8,537	9,055
Vehicles	120,493	95,436	97,342
Other	214,615	190,948	174,384
Total	**642,731**	**574,000**	**565,037**
Principal	597,592	530,107	521,745
Residual value	45,139	43,893	43,292

The variations in contingent assets and liabilities classified as doubtful (including the balances of securitized assets, which amounted to €1,824 thousand, €1,226 thousand and €842 thousand as of December 31, 2004, 2003 and 2002, respectively) were as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Beginning balance (January 1)	**64,664**	**63,172**	**54,811**
+ Increases	104,601	124,957	125,807
- Recoveries	96,256	110,671	106,912
- Write-offs	18,610	12,794	10,534
Ending balance (December 31)	**54,399**	**64,664**	**63,172**

DEBENTURES AND OTHER FIXED-INCOME SECURITIES

The detail, by issuer sector, listing status and portfolio classification, of the balances of this balance sheet caption is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Government entities	117,392	9,421	8,610
Banks	625	511	1,976
Other fixed-income securities	1,462	41,308	16,058
Mortgage-backed bonds	424,627	-	1,218,823
Corporate notes	17	38	-
Gross total	**544,123**	**51,278**	**1,245,467**
Less: Security price fluctuation allowance	-	-	-
Less: Loan loss allowance	3,946	12,216	9,514
Net total	**540,177**	**39,062**	**1,235,953**
Listed	544,123	51,278	1,245,467
Unlisted	-	-	-
Gross total	**544,123**	**51,278**	**1,245,467**
Trading portfolio	110,813	11,335	2,421
Available-for-sale portfolio	433,310	39,943	1,243,046

Maturities of 'Debentures and Other Fixed-Income Securities' in 2005

(thousands of euros)

Name of security	Maturity Date	Amount Redeemable
2.00% Tenerife government debentures	12.26.05	896
1.50% Canary Island government debentures	12.26.05	72
Total		**968**

The Bank has been performing loan securitization transactions since 1999. Two transactions were performed in this connection in 2004. The first one involved the transfer of mortgage loans amounting to €490,000 thousand to 'Bankinter 7, Fondo de Titulización Hipotecaria'. This special-purpose vehicle (SPV) issued securities for this amount, of which €13,000 thousand related to series B subordinated bonds and €5,200 thousand to series C subordinated bonds. This issue was placed in full on the institutional market. The second transaction involved the transfer of mortgage loans amounting to €1,070,000 thousand to 'Bankinter 8, Fondo de Titulización de Activos'. This SPV issued securities for this amount, of which €21,400 thousand were series B subordinated bonds and €19,300 thousand series C subordinated bonds. This issue was placed in full on the institutional market.

Two transactions were performed in this connection in 2003. The first one involved the transfer of mortgage loans amounting to €1,350,000 thousand to 'Bankinter 6, Fondo de Titulización de Activos'. This SPV issued securities for this amount, of which €27,700 thousand related to series B subordinated bonds and €27,000 thousand to series C subordinated bonds. This issue was placed in full on the institutional market. The second transaction involved the transfer of SME loans amounting to €250,000 thousand to 'Bankinter I FTPyme, Fondo de Titulización de Activos'. This SPV issued securities for this amount, of which €19,000 thousand were series F2 subordinated bonds and €9,000 thousand series C subordinated bonds. This issue was placed in full on the institutional market.

Two mortgage loan securitization transactions were performed in 2002. The first one involved the transfer of mortgage loans amounting to €1,025,000 thousand to 'Bankinter 4, Fondo de Titulización Hipotecaria'. This SPV issued securities for this amount, of which €21,500 thousand were series B subordinated bonds and €15,900 thousand were series C subordinated bonds. This issue was placed in full on the institutional market. The second transaction involved the transfer of mortgage loans amounting to €710,000 thousand to 'Bankinter 5, Fondo de Titulización Hipotecaria'. This SPV issued securities for this amount, of which €14,900 thousand were series B subordinated bonds and €11,000 thousand were series C subordinated bonds. The subordinated tranches were placed on the market and the Bank subscribed to the remaining securities.

The outstanding balance of the total loans securitized by the Bank amounted to €5,279,605 thousand as of December 31, 2004 (€4,493,257 thousand and €3,384,329 thousand as of December 31, 2003 and 2002, respectively).

As of December 31, 2004, the Bank had granted to the various SPVs subordinated financing with a total limit of €124,174 thousand (€99,909 thousand and €63,139 thousand as of December 31, 2003 and 2002, respectively), of which a total of €51,237 thousand had been drawn down as of December 31, 2004 (€26,971 thousand and €5,416 thousand as of December 31, 2003 and 2002, respectively).

Variations in 'Debentures and Other Fixed-Income Securities'

	(thousands of euros)
Balance at 12.31.01	**726,039**
Additions	3,012,371
Retirements	2,492,943
Balance at 12.31.02	**1,245,467**
Additions	3,957,020
Retirements	5,151,209
Balance at 12.31.03	**51,278**
Additions	3,893,801
Retirements	3,400,956
Balance at 12.31.04	**544,123**

EQUITY SECURITIES

This balance-sheet caption reflects the amount, net of the security price fluctuation allowance, invested in shares of or other ownership interests in non-Group companies.

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Banks	4,083	8,601	-
Other resident entities	24,482	39,398	12,014
Nonresident entities	13,387	19,342	68
Gross total	**41,952**	**67,341**	**12,082**
Less: Security price fluctuation allowance	4,351	12,074	9
Net total	**37,601**	**55,267**	**12,073**
Listed	18,128	30,719	51
Unlisted	23,824	36,622	12,031
Gross total	**41,952**	**67,341**	**12,082**
Trading portfolio	8,247	5,622	-
Available-for-sale portfolio	33,705	61,719	12,082
Market value of investment portfolio	**29,354**	**49,648**	**12,076**

Variations in the 'Equity Securities' caption

(thousands of euros)

Balance at 12.31.01	**53.262**
Additions	170.183
Retirements	211.363
Balance at 12.31.02	**12.082**
Additions	512.424
Retirements	457.165
Balance at 12.31.03	**67.341**
Additions	908.085
Retirements	933.474
Balance at 12.31.04	**41.952**

INVESTMENTS IN NON-GROUP AND GROUP COMPANIES

The securities in the permanent investments portfolio representing direct or indirect holdings of 5% or more in unlisted investees (3% or more if listed) by the Bankinter Group as of December 31, 2004, in consolidated companies, nonconsolidable companies and other companies are detailed in the following tables.

The detail of the investments of the Bankinter Group as of December 31, 2004, 2003 and 2002, is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Other resident companies	161,173	133,365	145,586
Nonresident companies	-	83	1,929
Gross total	**161,173**	**133,448**	**147,515**
Less: Security price fluctuation allowance	-	-	9,141
Net total	**161,173**	**133,448**	**138,374**
Listed	26,004	22,995	33,775
Unlisted	135,169	110,453	113,740

The detail of the fully consolidated companies, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2004, is as follows:

(thousands of euros)

	Address	% of Ownership by Bankinter December 31, 2004						
		Direct	Indirect	Total	Capital Stock	Reserves	Reserves	Net Book Value
Bankinter Consultoría, Asesoramiento y Atención Telefónica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	305	386	60
Bankinter Gestión Seguros, S.A de Correduría de Seguros	Castellana, 29. Madrid	99.99	0.01	100.00	60	30	1.062	60
Bankinter International B.V.	Naritaweg 165, 1043 BW Amsterdam, Holanda	100.00	0.00	100.00	18	3,444	1,198	63
Bankinter Inversiones, S.I.M.,S.A.	Castellana, 29. Madrid	99.58	0.42	100.00	3,005	4,160	74	2,992
Gesbankinter, S.A., S.G.I.I.C.	Marqués de Riscal, 11. Madrid	99.99	0.01	100.00	4,345	5,755	16,437	4,509
Hispamarket, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	27,144	6,743	1,880	26,962
Intergestora, Sociedad de Capital Riesgo, S.A., S.C.R.	Castellana, 29. Madrid	99.99	0.01	100.00	18,030	(1,296)	270	16,944
Intermobiliaria, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	6,701	13,427	2,400	18,097
Intergestora Nuevas Tecnologias, S.C.R., S.A.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	99.99	0.01	100.00	18,030	(5,991)	(1,433)	10,421
Ebankinter Certifica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	1	-	60
E-Pagado International Network, S.A.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	99.99	0.01	100.00	61	(50)	-	10
Bankinter Capital Riesgo, SGECR, S.A.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	99.99	0.01	100.00	310	(5)	(69)	217
Bankinter Netherlands BV	Naritaweg 165, 1043 BW Amsterdam, Holanda	0.00	100.00	100.00	18	(12)	(15)	18
Bankinter Sociedad de Financiación, S.A.	Castellana, 29. Madrid	100.00	0.00	100.00	60	-	(1)	59
Bankinter Emisiones, S.A.	Castellana, 29. Madrid	100.00	0.00	100.00	343,225(1)	-	(22)	38
Bankinter Capital Riesgo I Fondo de Capital Riesgo	Castellana, 29. Madrid	100.00	0.00	100.00	1,653	-	-	1,653
Helena Activos Líquidos, S.L.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	40.00	0.00	40.00	13	118	-	5

(1) Including the preferred shares issued by the company, as mentioned in the 'Subordinated Debt' section.

As of December 31, 2004, the losses incurred in recent years had reduced the net worth of Bankinter Emisiones, S.A. and Intergestora Nuevas Tecnologías, S.C.R., S.A. to less than two-thirds of capital stock. Accordingly, these companies are in a situation of mandatory capital reduction as described in Article 163 of the Spanish Corporations Law, which provides that net worth must be restored before one fiscal year has elapsed. The Bank has undertaken to provide financial support to these companies, where necessary, to enable them to restore their net worth before the legally stipulated deadline.

The detail of the fully consolidated companies, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2003, is as follows:

(thousands of euros)

	% of Ownership by Bankinter December 31, 2003							
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss	Net Book Value
Bankinter Consultoría, Asesoramiento, y Atención Telefónica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	305	422	60
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	Castellana, 29. Madrid	99.99	0.01	100.00	60	30	624	60
Bankinter International B.V.	Naritaweg 165, 1043 BW Amsterdam, Holanda	100.00	0.00	100.00	18	1,693	1,852	63
Bankinter Inversiones, S.I.M.,S.A.	Castellana, 29. Madrid	99.58	0.42	100.00	3,005	4,025	136	2,992
Cibesa,S.A.	Valentin Sanz,16. Sta. Cruz de Tenerife	99.99	0.01	100.00	2,765	138	16	2,765
Gesbankinter, S.A., S.G.I.I.C.	Marqués de Riscal, 11. Madrid	99.99	0.01	100.00	4,345	5,755	26,882	4,509
Hispamarket, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	27,144	(11,679)	51,480	26,962
Intergestora, Sociedad de Capital Riesgo, S.A., S.C.R.	Castellana, 29. Madrid	99.99	0.01	100.00	18,030	(567)	(729)	16,276
Intermobiliaria, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	6,010	11,209	1,851	15,346
Bankinter International Cayman , Ltd.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	40	164	(180)	-
Bankinter Cayman Issuances, Ltd.	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	40	-	-	1
Bankinter Finance Limited	P.O. Box 309. George Town. Grand Cayman	100.00	-	100.00	269,606(1)	680	419	1
Intergestora Nuevas Tecnologias, S.C.R., S.A.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	99.99	0.01	100.00	18,030	(4,885)	(1,106)	11.407
Ebankinter Certifica, S.A.	Castellana, 29. Madrid	99.99	0.01	100.00	60	1	-	60
E-Pagado International Network, S.A.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	99.99	0.01	100.00	15	(5)	-	10
Ebankinter Internet Factory, S.C.R., S.A.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	99.99	0.01	100.00	1,202	6	18	1.202
Bankinter Capital Riesgo, SGECR, S.A.	Avda Bruselas 12. Arroyo de la Vega (Alcobendas) Madrid	99.99	0.01	100.00	310	(5)	-	239
Bankinter Netherlands BV	Naritaweg 165, 1043 BW Amsterdam, Holanda	-	100.00	100.00	18	55	(67)	8

(1) Including the preferred shares issued by the company.

The detail of the companies accounted for by the equity method, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2004, is as follows:

(thousands of euros)

	% of Ownership by Bankinter) December 31, 2004							
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Línea Directa Aseguradora, S.A.	Isaac Newton, 7 (Tres Cantos) Madrid	50.00	-	50.00	37,512	19,055	31,925	36,061
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	Castellana,29. Madrid	99.99	0.01	100.00	11,122	51,856	12,406	4,865
Aircraft, S.A.	Marqués de Riscal, 13. Madrid	99.99	0.01	100.00	7,212	(2,437)	(284)	4,732
Grupo Industrial Catensa, S.A. (1)	Ausias March,16. Barcelona	27.01	-	27.01	676	13,555	(559)	196
Grupo Empresarial ENCE, S.A. (1)	Avda. de Burgos, 8-B Edificio Génesis. Madrid	-	6.50	6.50	114,615	241,922	43,520	33.,39
Techrules Escuela de Finanzas, S.A. (1)	Ronda de la Buganvilla del Rey, 131. Madrid	50.00	-	50.00	180	42	(68)	77
Mercavalor, S.V.B., S.A. (1)	Av. de Brasil, 7. Madrid	20.01	-	20.01	3,220	2,103	1,188	653

(1) Data on the investee as of November 30, 2004.

The detail of the companies accounted for by the equity method, showing the percentage of direct or indirect ownership, capital stock, reserves and income/loss for the year ended December 31, 2003, is as follows:

(thousands of euros)

		% of Ownership by Bankinter December 31, 2003						
	Address	Direct	Indirect	Total	Capital Stock	Reserves	Income (Loss)	Net Book Value
Línea Directa Aseguradora, S.A.	Isaac Newton, 7 (Tres Cantos) Madrid	50.00	-	50.00	37,512	(1,192)	20,247	28,284
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	Castellana,29 Madrid	99.99	0.01	100.00	11,122	46,846	12.,63	4,865
Aircraft, S.A.	Marqués de Riscal, 13 Madrid	99.99	0.01	100.00	7,212	(2,104)	(262)	4,711
Grupo Industrial Catensa, S.A. [1]	Ausias March,16 Barcelona	29.51	-	29.51	676	2,142	287	196
Grupo Empresarial ENCE, S.A. [1]	Avda. de Burgos, 8-B Edificio Génesis Madrid	-	6.50	6.50	3,005	214,331	37,950	33,939

(1) Data on the investee as of November 30, 2003.

Of the shares included in the permanent investments portfolio as of December 31, 2004, only those of Bankinter Inversiones, S.I.M., S.A. and Grupo Empresarial ENCE, S.A. are listed. As of December 31, 2002, the shares held in Sogecable, S.A. through Hispamarket, S.A. were also listed.

In 2003, as described in the 'Comparative Information' note, the subsidiary Hispamarket, S.A. sold all its holding in Sogecable, S.A.

The holding in Filtros Mann, S.A. was also sold in 2003, giving rise to a gain of €2,876 thousand which is included under the 'Extraordinary Income' caption in the statement of income.

The indirect holding in Grupo Empresarial Ence, S.A. was acquired in 2001 when this company was in the process of privatization. Hispamarket, S.A. and two Spanish financial institutions entered into a purchase agreement with SEPI whereby they acquired 25% of Grupo Empresarial Ence, S.A.'s capital stock less 1 share (6.50% holding in the case of Hispamarket) and undertook vis-à-vis SEPI, among other things, to maintain a joint holding in ENCE of at least 24% up to January 1, 2005.

The investment in Línea Directa Aseguradora, S.A. was reclassified from the 'Investments in Group Companies' to the 'Investments in non-Group Companies' caption in 2003. As of December 31, 2004 and 2002, the holding in Mercavalor, S.V.B., S.A. was classified under the 'Investments in non-Group Companies' caption, whereas as of December 31, 2003, it was included under the 'Equity Securities' caption. The investment in Corpfin Capital Fund, B.V. was reclassified to the 'Equity Securities' caption in 2003.

CONSOLIDATION GOODWILL

Following are the variations in the consolidation goodwill of the Group in 2004, 2003 and 2002:

	(thousands of euros)
Balance at 12.31.01	**23,281**
Increases	(351)
Decreases	2,640
Balance at 12.31.02	**20,290**
Increases	5,084
Decreases	14,751
Balance at 12.31.03	**10,623**
Increases	-
Decreases	1,416
Other variations	(1)
Balance at 12.31.04	**9,206**

APROPERTY AND EQUIPMENT

The variations in the property and equipment of the Bankinter Group in 2004, 2003 and 2002 were as follows:

(thousands of euros)

	Property			Furniture, Machinery and Fixtures		
	Cost	Accumulated Depreciation	Book Value	Cost	Accumulated Depreciation	Book Value
Balance at 12.31.01	**96,863**	**20,434**	**76,429**	**242,805**	**178,252**	**64,553**
Allowance for foreclosed assets	-	-	2,955	-	-	-
Net balance at 12.31.01	**96,863**	**20,434**	**73,474**	**242,805**	**178,252**	**64,553**
Increases	18,862	1,747	17,115	9,997	20,198	(10,201)
Decreases	6,661	130	6,531	13,281	9,958	3,323
Transfers	(10,545)	(466)	(10,079)	10,107	28	10,079
Rented assets	-	-	-	767	414	353
Balance at 12.31.02	**98,519**	**21,585**	**76,934**	**250,395**	**188,934**	**61,461**
Allowance for foreclosed assets	-	-	3,297	-	-	-
Net balance at 12.31.02	**98,519**	**21,585**	**73,637**	**250,395**	**188,934**	**61,461**
Increases	10,424	1,790	8,634	5,925	14,612	(8,687)
Decreases	6,186	559	5,627	48,021	45,939	2,082
Transfers	(6,163)	7	(6,170)	6,163	(7)	6,170
Rented assets	-	-	-	232	559	(327)
Balance at 12.31.03	**96,594**	**22,823**	**73,771**	**214,694**	**158,159**	**56,535**
Allowance for foreclosed assets	-	-	2,918	-	-	-
Net balance at 12.31.03	**96,594**	**22,823**	**70,853**	**214,694**	**158,159**	**56,535**
Increases	16,201	1,688	14,513	11,168	13,685	(2,517)
Decreases	5,210	307	4,903	1,616	1,374	242
Transfers	(8,956)	(455)	(8,501)	8,507	6	8,501
Rented assets	-	-	-	(1,199)	(652)[1]	(547)
Balance at 12.31.04	**98,629**	**23,749**	**74,880**	**231,554**	**169,824**	**61,730**
Allowance for foreclosed assets	-	-	2,220	-	-	-
Net balance at 12.31.04	**98,629**	**23,749**	**72,660**	**231,554**	**169,824**	**61,730**

(1) The rented assets retired in 2004 had been virtually depreciated in full, for an amount of €1,196 thousand, of which €544 thousand related to the period depreciation expense.

The detail, by asset type, of the revaluation of certain property and equipment in 1996 pursuant to Royal Decree-Law 7/1996, is as follows:

	(thousands of euros)
Land	1,707
Buildings	12,219
Fixtures and machinery	6,629
Computer hardware	252
Furniture	2,067
Vehicles	42
Total	**22,916**

As a result of the increase in the balance of the Group's property and equipment due to application of Royal Decree-Law 7/1996, an additional depreciation charge of €349 thousand was recorded in the 2004 statement of income (€385 thousand in 2003 and €482 thousand in 2002). As of December 31, 2004, the net book value of the revaluation effect was €9,858 thousand (€10,240 thousand in 2003 and €10,893 thousand in 2002).

The detail of the net book values of the property and equipment not used in operations is as follows:

(thousands of euros)

	12.31.04	**12.31.03**	**12.31.02**
Land	3,218	3,242	3,219
Buildings	6,010	6,037	6,320
Machinery, computer hardware and vehicles	29	43	56
Allowance for foreclosed assets	(2,220)	(2,918)	(3,297)
Total	**7,037**	**6,404**	**6,298**

As of December 31, 2004, there were property and equipment sale commitments amounting to €90 thousand (€69 thousand in 2003 and 2002).

OTHER ASSETS

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Options purchased	31,005	24,114	19,378
Transactions in transit	9,815	16,021	12,851
Interim dividend	60,214	53,290	64,519
Corporate income tax withholdings	52,966	69,855	3,514
Prepaid income tax	168,364	154,898	116,353
Cash guarantees	60,696	47,565	31,387
Unsettled financial transactions	119,786	156,659	85,153
Checks drawn on banks	39,301	60,757	60,514
Other items	130,999	83,392	103,076
Total	**673,146**	**666,551**	**496,745**

BALANCE-SHEET LIABILITY CAPTION DISCLOSURES

DUE TO BANKS

The detail, by nature and currency, of this caption is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Bank of Spain	350.001	-	900.000
Banks operating in Spain	3.398.909	1.506.891	1.302.326
Savings banks	1.584.117	254.212	998.993
Credit cooperatives	31.000	35.000	15.500
Instituto de Crédito Oficial	253.793	136.160	143.959
Credit institutions abroad	1.416.585	1.545.081	1.410.976
Total	**7.034.405**	**3.477.344**	**4.771.754**
In euros	6.750.899	3.276.543	4.504.263
In foreign currencies	283.506	200.801	267.491

The detail, by term to maturity, of the 'Due to Banks - Time or Notification Deposits' account on the liability side of the balance sheets is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Term			
Up to 3 months	5,283,365	1,870,333	3,348,345
3 months to 1 year	400,233	504,003	842,932
1 to 5 years	437,342	760,276	314,547
Over 5 years	788,460	234,084	145,775
Total	**6,909,400**	**3,368,696**	**4,651,599**

CUSTOMER DEPOSITS

The detail, by type of account and currency, of this caption is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Demand deposits	6,594,092	5,866,851	5,209,963
Savings deposits	106,976	110,294	111,005
Time deposits	2,315,952	2,370,449	3,256,740
Securities sold under repurchase agreement	4,659,367	4,436,488	3,677,451
Other accounts	3,844	2,939	2,501
Total	**13,680,231**	**12,787,021**	**12,257,660**
In euros	13,343,601	12,582,518	12,033,807
In foreign currencies	336,630	204,503	223,853

The detail, by depositor, is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Deposits of government entities	435,106	326,950	386,815
Deposits of other residents	12,881,703	12.099,582	11,458,555
Deposits of nonresidents	363,422	360,489	412,290
Total	**13,680,231**	**12,787,021**	**12,257,660**
Of which: Group companies	110,302	111,324	211,361

The detail, by term to maturity, of the 'Customer Deposits - Savings Deposits - Time' account in the balance sheets is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Term			
Up to 3 months	1,619,694	1,969,033	2,445,856
3 months to 1 year	201,661	174,629	396,728
1 to 5 years	459,813	188,981	183,237
Over 5 years	34,784	37,806	230,919
Total	**2,315,952**	**2,370,449**	**3,256,740**

The detail, by term to maturity, of the 'Customer Deposits - Other Deposits - Time' account in the balance sheets is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Term			
Up to 3 months	3,870,630	2,774,055	2,934,368
3 months to 1 year	792,581	1,665,372	745,584
Total	**4,663,211**	**4,439,427**	**3,679,952**

BONDS, NOTES AND OTHER MARKETABLE DEBT SECURITIES

The detail of the bonds and debentures outstanding as of December 31, 2004 (of which €24,354 thousand were held by the Group), all of which were issued at par, is as follows:

(thousands of euros)

Issue	Face Amount	Balance Outstanding	Interest (%)	Listed	Final Maturity of Issue
12.01.1998	98,542	53,430	Mibor -2.5%	Yes	01.02.2009
02.15.2000	17,700	17,700	5.41	Yes	01.21.2005
02.04.2003	64,301	51,636	Euribor -2.5%	Yes	04.05.2010
07.30.2004	500,000	500,000	Euribor +0.025%	Yes	07.30.2006
10.19.2004	500,000	500,000	Euribor +0.020%	Yes	10.19.2006
12.17.2004	1,000,000	1,000,000	Euribor +0.080%	Yes	12.17.2007
Total	**2,180,543**	**2,122,766**			

The Group reserves the right, in the issues where so stipulated, to redeem the issues early, in full, in part or by repurchase on the stock exchange. No issues were redeemed in 2004 or 2003 (bonds amounting to €150,253 thousand were redeemed in 2002).

The authorization granted on June 25, 1998, by the Shareholders' Meeting to the Board of Directors to issue up to €300,506 thousand (issued or outstanding balance) of bonds or debentures convertible into shares was partially exercised in 1998. Issue I of convertible debentures for the Bank's employees was launched as a result of this authorization. The dates for conversion of the debentures are January 2, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008 and 2009. As discussed in the 'Capital Stock' section, in January 2004 and 2002 certain of these debentures were converted into shares and, as a result, capital stock increased by €1,025 thousand and €514 thousand (683,108 and 342,487 shares), respectively, with additional paid-in capital of €15,896 thousand and €7,970 thousand, respectively. The exchange ratio was one share per debenture. The face amount of each debenture issued is €24.77. As of December 31, 2004, the outstanding balance of Issue I was €53,430 thousand (€70,350 thousand as of December 31, 2003 and 2002).

Convertible Debenture Issues II, III and IV were launched in 2000, 2001 and 2002, respectively (Issues II and III were redeemed early in the respective years).

As discussed in the 'Capital Stock' section, in May 2002, certain of the debentures of 'Convertible Debenture Issue IV for Bankinter Group employees. 2002' were voluntarily converted and, as a result, capital stock increased by €279 thousand (186,088 shares) with additional paid-in capital of €5,689 thousand.

On November 14, 2002, the Bank's Board of Directors approved the early redemption of 'Convertible Debenture Issue IV for Bankinter Group employees. 2002', and Convertible Debenture Issue V at a conversion price of €25.04 per share. The subscription period for this issue commenced on January 20, 2003. The subscribers to the debentures were the holders of the convertible debentures of 'Convertible Debenture Issue IV for Bank Employees. 2002' at the date of early redemption of that issue who continued to be Group employees at the issuance date, with the exceptions specified in the issue resolution. The exchange ratio of the convertible debentures is one share per debenture. The debenture conversion dates are April 5, 2001, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2009 and 2010. In April 2004 and 2003 certain of these debentures were converted into shares and, as a result, capital stock increased by €335 thousand and €260 thousand (223,177 and 173,742 shares), respectively, with additional paid-in capital of €5,254 thousand and €4,090 thousand, respectively. As of December 31, 2004, the outstanding balance of Issue V was €54,362 thousand (€59,951 thousand as of December 31, 2003), of which €2,726 thousand were held by the Group at 2004 year-end.

As a result of the conversions and early redemptions in 2004, as discussed under the 'Accounting Principles Applied' section of these notes to consolidated financial statements, €3,065 thousand were credited to 'Additional Paid-in Capital' in 2004 (€489 thousand in 2003 and €1,883 thousand in 2002).

In 2004 the Bank maintained the Euro Commercial Paper Program issued by Bankinter International, B.V. with registered office in the Netherlands and guaranteed by Bankinter, S.A. The ending balance as of December 31, 2004 was €885,540 thousand (€2,728,650 thousand and €922,257 thousand as of December 31, 2003 and 2002, respectively).

In 2004 bearer notes with a face value of €1,000 each were issued at a discount and at terms ranging from 7 to 760 days. The interest rate on the notes was set on the basis of the market conditions at the time of issuance.

Following is a list of the note issues outstanding, showing the date of registration with the Spanish National Securities Market Commission (CNMV), the face amount and the outstanding balance placed as of December 31, 2004, 2003 and 2002:

(thousands of euros)

CNMV Registration Date	Face Amount	Outstanding Balance at 12.31.04	Outstanding Balance at 12.31.03	Outstanding Balance at 12.31.02
03.22.2000	1,000,000	-	-	773
03.20.2001	1,500,000	-	2,768	106,384
03.21.2002	2,000,000	-	71,737	1,711,236
03.21.2003	3,000,000	46,986	1,730,656	-
03.18.2004	3,000,000	2,447,366	-	-
12.21.2004	5,000,000	367,276	-	-
Total		**2,861,628**	**1,805,161**	**1,818,393**

The detail, by term to maturity, of the notes issued is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Term			
Up to 3 months	2,332,199	1,330,607	1,286,992
3 months to 1 year	527,488	432,070	505,718
1 to 5 years	1,941	42,484	25,683
Total	**2,861,628**	**1,805,161**	**1,818,393**

Since the management of the Bank's liquidity and capital requires planning, Bankinter maintains various financing programs and instruments-in both the Spanish local markets and the international markets-to obtain funding or issue securities of any kind at short term (promissory notes, Euro commercial paper) and at very long term (bonds, debentures and notes, mortgage bonds) in any of the debt categories (guaranteed, senior, subordinated, etc.).

Short-term issues were recurrent in both the Bankinter Notes Program and the Euro Commercial Paper Program, although the level of activity in the latter fell in 2004. The average balances outstanding of these issues were €2,580,000 thousand and €1,365,000 thousand, respectively, in 2004 (€1,579,090 thousand and €1,874,200 thousand, respectively, in 2003 and €1,603,000 thousand and €624,674 thousand, respectively, in 2002).

OTHER LIABILITIES

The detail of the main items in this balance-sheet caption is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Debentures payable	93,458	88,034	87,139
Factoring payables	166	786	1,332
Options written	21,235	15,273	10,707
Transactions in transit	8,994	72,010	19,310
Clearing house	122	-	175
Tax collection accounts	239,023	254,378	247,345
Special accounts	116,043	148,992	71,872
Guarantees received	39,071	28,976	6,845
Other items	59,051	65,799	29,835
Total	**577,163**	**674,248**	**474,560**

SPECIAL ALLOWANCES

The following tables show the accumulated balances of the allowances recorded for the purposes stated and the variations in 2004, 2003 and 2002.

The loan loss allowances are presented in the balance sheets as a reduction of the credit facilities and loans and debentures and other fixed-income securities captions, except for the portion relating to off-balance-sheet risks (€35,554 thousand, €37,321 thousand and €26,622 thousand as of December 31, 2004, 2003 and 2002, respectively). The security price fluctuation allowance was deducted from the related balances making up the securities portfolio, and the allowance for foreclosed assets was deducted from property and equipment.

The variations in the special allowances were as follows:

(thousands of euros)

	Loan Loss Allowance	Security Price Fluctuation Allowance	Pension Allowance	Futures Transactions Allowance	Other Specific Allowance	Genera Risk Allowance	Total
Balance at 12.31.2001	**217,378**	**24,365**	**-**	**41,861**	**113,738**	**39,690**	**437,032**
Variation in 2002							
Provisions	87,010	16,553	-	26,794	54,993	-	185,350
Amount used	(10,582)	(7,016)	-	(20,423)	(480)	(24)	(38,525)
Other variations and transfers	(19,028)	(24,752)	19,080	(15,786)	(27,277)	7,641	(60,122)
Balance at 12.31.2002	**274,778**	**9,150**	**19,080**	**32,446**	**140,974**	**47,307**	**523,735**
Variation in 2003							
Provisions	151,099	62,230	-	37.991	67,836	-	319,156
Amount used	(12,428)	(2,831)	(19,080)	(10,630)	(3,569)	(24)	(48,562)
Other variations and transfers	(17,566)	(54,990)	20,900	(33,388)	12,550	(39,358)	(111,852)
Balance at 12.31.2003	**395,883**	**13,559**	**20,900**	**26,419**	**217,791**	**7,925**	**682,477**
Variation in 2004							
Provisions	80,896	3,196	-	36,290	11,343	-	131,725
Amount used	(18,722)	(10,638)	(20,893)	(14,128)	(208)	(24)	(64,613)
Other variations and transfers	(25,742)	(1,766)	-	(31,674)	1,795	-	(57,387)
Balance at 12.31.2004	**432,315**	**4,351**	**7**	**16,907**	**230,721**	**7,901**	**692,202**

The 'Other Specific Allowances' column includes, inter alia, the Group treasury stock allowance, recorded in accordance with Bank of Spain regulations, which require a specific allowance to be set up to cover the difference between the cost of the treasury stock and its underlying book value, as discussed in the 'Accounting Principles Applied' section. This allowance amounted to €18,898 thousand as of December 31, 2004 (€20,154 thousand in 2003 and €29,032 thousand in 2002), of which €1,318 thousand relate to shares acquired by Bankinter subsidiaries (€1,464 thousand in 2003 and €4,324 thousand in 2002). The balance of this column as of December 31, 2004, also includes: a provision of €4,610 thousand (€2,969 thousand at 2003 year-end) recorded by the Group, in accordance with the principle of prudence, to conform the treatment given to certain items by Línea Directa Aseguradora, S.A., in accordance with the specific accounting regulations for insurance companies, to the accounting principles applicable to banks; the allowance of €2,220 thousand for foreclosed assets indicated in the 'Property and Equipment' note (€2,918 thousand in 2003 and €3,297 thousand in 2002); and the provision of €86,663 thousand described in the 'Tax Matters' section, the remaining balance relating mainly to voluntary allowances set up by the Bank, in accordance with the principle of prudence, to cover inherent business risks. In accordance with Group policy, these allowances are recorded on the basis of the average assets under management.

The variation in 2003 in the 'Other Specific Allowances' column relates mainly to the period provision described in the 'Extraordinary Charges' note and to the amount of the tax charge recovered from the tax authorities, described in the 'Tax Matters' note.

The 'Pension Allowance' caption includes the allowance for early retirements described in the 'Accounting Policies - Comparative Information' note.

The detail of the variations in 2004 in the loan loss allowance, distinguishing specific, general-purpose and statistical coverage, is as follows:

(thousands of euros)

	Specific Coverage	General-Purpose Coverage	Statistical Coverage
Balance at 12.31.2001	33,205	131,370	52,803
Variation in 2002			
Provisions	29,183	12,467	45,360
Amount used	(10,582)	-	-
Other variations and transfers (1)	(19,028)	-	-
Balance at 12.31.2002	32,778	143,837	98,163
Variation in 2003			
Provisions	32,657	26,445	91,997
Amount used	(12,428)	-	-
Other variations and transfers (1)	(17,566)	-	-
Balance at 12.31.2003	35,441	170,282	190,160
Variation in 2004			
Provisions	30,497	18,665	31,734
Amount used	(18,722)	-	-
Other variations and transfers (1)	(25,742)	-	-
Balance at 12.31.2004	21,474	188,947	221,894

(1) This account includes period releases amounting to €10,039 thousand (€11,103 thousand in 2003 and €11,835 thousand in 2002), prior years' releases amounting to €15,731 thousand (€5,969 thousand in 2003 and €5,993 thousand in 2002) and negative exchange difference adjustments amounting to €28 thousand (€494 thousand in 2003 and €562 thousand in 2002). This account also included in 2002 transfers to the allowance for property and equipment amounting to €638 thousand. Pursuant to accounting regulations, the balance of the 'Write-offs and Provisions for Loan Losses' caption in the 2004 statement of income was reduced by €4,190 thousand relating to the amounts recovered in the year of previously written-off loans (€2,551 thousand in 2003 and €2,919 thousand in 2002).

The maximum amount to be recorded in the statistical loan loss allowance was €221,894 thousand as of December 31, 2004 (€199,308 thousand in 2003 and €165,948 thousand in 2002).

These allowances were recorded as stipulated in Rule 11 of Bank of Spain Circular 4/1991. The statistical loan loss allowance was recorded on the basis of the credit risk loss coefficients described in Note f) under the 'Accounting Principles Applied' heading.

In overall terms, the total provision recorded in 2004 for the general-purpose and statistical coverage of loan losses amounted to €50,399 thousand (€118,442 thousand in 2003 and €57,827 thousand in 2002), which represents 17.7% of net operating income for 2004 (40.5% in 2003 and 23.8% in 2002).

SUBORDINATED DEBT

As of December 31, 2004, the Group had €347,767 thousand of subordinated debentures outstanding (€297,767 thousand and €197,767 thousand as of December 31, 2003 and 2002, respectively). These securities are subordinated debt in accordance with Article 7 of Law 13/1992 on equity and consolidated supervision of financial institutions and Rule 8 of Bank of Spain Circular 5/1993.

These debenture issues meet the requirements of Rule 8 of Bank of Spain Circular 5/1993 to qualify as Tier-2 capital and for this purpose a certificate was obtained from the Bank of Spain classifying them as computable capital.

The detail of the issues outstanding as of December 31, 2004, is as follows:

(thousands of euros)

	Issue	Face Amount	Balance Outstanding	Interest (%)	Maturity
SUBORDINATED DEBENTURES. 1997	06.26.1997	60,101	60,101	6.95	06.16.2007
I SUBORDINATED DEBENTURES. 1998	05.29.1998	17,464	17,464	5.00	05.29.2008
II SUBORDINATED DEBENTURES. 1998	05.14.1998	36,061	36,061	5.70	12.18.2012
III SUBORDINATED DEBENTURES. 1998	05.14.1998	84,141	84,141	6.00	12.18.2028
I SUBORDINATED DEBENTURES. 2003	06.27.2003	50,000	50,000	Eur 3m + 0.55	06.27.2013
II SUBORDINATED DEBENTURES. 2003	09.30.2003	50,000	50,000	Eur 3m + 0.50	03.30.2013
I SUBORDINATED DEBENTURES. 2004	09.29.2004	50,000	50,000	Eur 3m + 0.33	09.29.2014
Total		**347,767**	**347,767**		

Subject to approval by the Bank of Spain, the Bank can redeem early, on a quarterly basis through maturity, the full amount of the last three issues listed above, once 5 years have elapsed since the date of issue.

€15,097 thousand of interest was paid on subordinated debentures in 2004 (€13,183 thousand in 2003 and €12,144 thousand in 2002).

As of December 31, 2004, the Group subsidiaries had issued perpetual preferred shares or securities amounting to €343,165 thousand (€269,519 thousand in 2003 and 2002), which are recorded under the 'Minority Interests' caption in the consolidated balance sheet. As of December 31, 2004, these shares, which are listed on the AIAF fixed-income market, bore interest at a rate of Euribor+0.30%, with a floor of 4% and a ceiling of 7%, conditional on the existence of distributable income at the Bank and on the limitations imposed by Spanish regulations on the equity of credit institutions. These shares, which do not carry voting rights, do not entitle their holders to preemptive subscription rights in future share issues to be launched by the issuer.

CAPITAL STOCK

At December 31, 2004, the capital stock of Bankinter, S.A. consisted of 76,850,452 fully subscribed and paid shares of €1.5 par value each (75,944,167 and 75,770,425 shares of €1.5 par value each as of December 31, 2003 and 2002, respectively).

All the shares are represented by book entries, are listed on the Madrid and Barcelona Stock Exchanges and are traded by the Spanish computerized trading system.

In 2002 capital stock increased by 582,575 shares (€793 thousand) as a result of the voluntary conversion of Convertible Debenture Issues I and IV (342,487 shares and 186,088 shares of Issues I and IV, respectively, representing an increase of €514 thousand and €279 thousand, respectively).

In 2003 capital stock increased by €260 thousand (173,742 shares) as a result of the voluntary conversion of Convertible Debenture Issue V.

In 2004 capital stock increased by 906,285 shares (€1,360 thousand) as a result of the voluntary conversion of Convertible Debenture Issues I and V (683,108 shares and 223,177 shares of Issues I and V, respectively, representing an increase of €1,025 thousand and €335 thousand, respectively).

Additional paid-in capital increased by €21,150 thousand in 2004 (€4,090 thousand in 2003 and €13,659 thousand in 2002) relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued. This balance was reduced in 2003 by €539 thousand for other items.

TREASURY STOCK

(1,010,816 at December 31, 2003 and 1,378,451 at December 31, 2002).

In 2004 the Bankinter Group purchased 327,800 shares (103,817 shares in 2003 and 4,169 shares in 2002) and sold 331,239 shares (471,452 shares in 2003 and 33,853 shares in 2002) in the stock market. The results of these transactions are included under the 'Extraordinary Income' caption in the statement of income.

Variations in treasury stock (number of shares)

	Intermobiliaria	Bankinter	Total
Balance at 12.31.2001	**360,261**	**1,047,874**	**1,408,135**
Additions	-	4,169	4,169
Retirements	18,578	15,275	33,853
Balance at 12.31.2002	**341,683**	**1,036,768**	**1,378,451**
Additions	50,000	53,817	103,817
Retirements	326,563	144,889	471,452
Balance at 12.31.2003	**65,120**	**945,696**	**1,010,816**
Additions	62	327,738	327,800
Retirements	-	331,239	331,239
Balance at 12.31.2004	**65,182**	**942,195**	**1,007,377**

The detail of the treasury stock as of December 31, 2004, is as follows

	Number of Shares	(thousands of euros) Par Value	(euros) Average Acquisition Cost	(thousands of euros) Reserve for Treasury Stock	% of Capital
Intermobiliaria, S.A.	65,182	98	32.90	832	0.08
Bankinter, S.A.	942,195	1,413	31.30	12,033	1.23
Total	**1,007,377**	**1,511**	**31.40**	**12,865**	**1.31**

RESERVES

The variations in the reserves and the losses at consolidated Bankinter Group companies in 2004, 2003 and 2002 were as follows:

(thousands of euros)

	Balance at 12.31.01	Distribution of 2001 Income	Other Variations	Capital ncrease	Balance at 12.31.02	Distribution of 2002 Income	Others Variations	Capital Increase	Balance at 12.31.03	Distribution of 2003 Income	Other Variations	Capital Increase	Balance at 12.31.04
Legal reserve	34,077	-	-	-	34,077	-	-	-	34,077	-	-	-	34,077
Additional paid-in capital	227,422	-	-	15,542	242,964	-	(539)	4,579	247,004	-	-	24,215	271,219
Reserve for treasury stock:													
Acquisition of shares	15,118	-	(2)	-	15,116	-	(3,050)	-	12,066	-	799	-	12,865
Collateral	4,729	-	2,270	-	6,999	-	35,162	-	42,161	-	12,762	-	54,923
Unrestricted reserve	209,689	32,177	(15,047)	-	226,819	21,538	(21,976)	-	226,381	43,388	(13,561)	-	256,208
Other reserves at the parent company	79,017	(8,847)	(443)	-	69,727	14,639	22,221	-	106,587	(17,193)	(10,231)	-	79,163
Revaluation reserve													
(Royal Decree-Law 7/1996)	22,227	-	-	-	22,227	-	-	-	22,227	-	-	-	22,227
Consolidation reserves													
- Fully consolidated companies	13,464	1,945	-	-	15,409	(1,078)	-	-	14,331	8,650	-	-	22,981
Companies accounted for by the	38,658	8,510	-	-	47,168	6,690	-	-	53,858	10,984	-	-	64,842
Losses at consolidated companies													
- Fully consolidated companies	(2,410)	(6,363)	-	-	(8,773)	(2,664)	-	-	(11,437)	4,024	-	-	(7,413)
- Companies accounted for by the equity method	(21,384)	(1,253)	-	-	(22,637)	2,982	-	-	(19,655)	10,420	-	-	(9,235)
Dividends and other funds	-	72,196	-	-	-	68,222	-	-	-	72,769	-	-	-
Income for the year	98,365	(98,365)	-	-	-	(110,329)	-	-	-	(133,042)	-	-	-
Total	**718,972**	**-**	**(13,222)**	**15,542**	**649,096**	**-**	**31,818**	**4,579**	**727,600**	**-**	**(10,231)**	**24,215**	**801,857**

419,110 Bankinter shares were accepted from customers as collateral as of December 31, 2004 (454,739 in 2003 and 465,770 in 2002) and the par value of these shares was €629 thousand (€682 thousand in 2003 and €699 thousand in 2002).

The 'Other Variations' columns for 2003 and 2002 include, among other items, the charges relating to early retirement plans described in the 'Accounting Policies - Comparative Information' note.

Fully consolidated companies

The detail of the reserves and losses at consolidated companies generated by the Group companies in 2004, 2003 and 2002 is as follows:

(thousands of euros)

	2004		2003		2002	
	Losses	**Reserves**	**Losses**	**Reserves**	**Losses**	**Reserves**
Ginstow Finance, Ltd	-	-	-	-	-	1,455
Bankinter Consultoría, Asesoramiento y Atención Telefónica, S.A.	-	289	-	290	-	293
Bankinter Gestión de Seguros, S.A. de Correduría de Seguros	-	30	-	30	-	30
Bankinter Internacional B.V.	-	3,399	-	1,321	-	931
Bankinter Inversiones, S.I.M., S.A.	-	4,143	-	4,008	-	4,080
Cibesa, S.A.	-	139	-	138	-	133
Gesbankinter, S.A., S.G.I.I.C.	-	5,589	-	5,589	-	5,589
Hispamarket, S.A.	-	7,471	5,862	-	1,520	-
Intergestora, S.C.R., S.A., S.C.R.	1,347	-	628	-	203	-
Intermobiliaria, S.A.	-	1,920	-	2,053	-	2,048
Bankinter Internacional Cayman, Ltd.	-	-	-	164	-	383
Bankinter Finance Limited	-	-	-	680	-	461
Intergestora Nuevas Tecnologías, S.C.R., S.A.	6,050	-	4,935	-	7,049	-
E-Pagado International Network, S.A.	4	-	5	-	1	-
Ebankinter Certifica, S.A.	-	1	-	1	-	-
Ebankinter Internet Factory, S.C.R., S.A.	-	-	7	-	-	6
Bankinter Cayman Issuances, Ltd.	-	-	-	-	-	-
Bankinter Netherlands B.V.	12	-	-	55	-	-
Bankinter Capital Riesgo SGECR, S.A.	-	-	-	2	-	-
Bankinter Emisiones, S.A.	-	-	-	-	-	-
Total	**7,413**	**22,981**	**11,437**	**14,331**	**8,773**	**15,409**

Companies accounted for by the equity method

(thousands of euros)

	2004		2003		2002	
	Losses	**Reserves**	**Losses**	**Reserves**	**Losses**	**Reserves**
Línea Directa Aseguradora, S.A.	6,834	-	17,587	-	20,401	-
Bankinter Seguros de Vida, S.A. de Seguros y Reaseguros	-	58,100	-	48,949	-	43,470
Aircraft, S.A.	2,401	-	2,068	-	1,580	-
Sogecable S.A.	-	-	-	-	656	-
Grupo Industrial Catensa, S.A.	-	3,556	-	3,463	-	3,209
ENCE,S.A.	-	3,165	-	1,446	-	489
Techrules Escuela de Finanzas, S.A.	-	21	-	-	-	-
Total	**9,235**	**64,842**	**19,655**	**53,858**	**22,637**	**47,168**

SUPPLEMENTARY INFORMATION

TAX MATTERS

The 'Sundry Liability Accounts' caption in the accompanying consolidated balance sheets includes the estimated corporate income tax applicable to 2004, 2003 and 2002 income. The tax credits permitted under tax law were taken into account in calculating the estimates.

Since certain transactions are treated differently for corporate income tax and for financial statement preparation purposes, the taxable income for the year differs from book income. The deferred or prepaid taxes arise because the timing of recognition of revenues and expenses under current tax regulations differs from that required by the regulations on the preparation of consolidated financial statements.

Tax consolidation group

On December 27, 2000, Bankinter, S.A. notified the Spanish Tax Agency's National Inspection Office that it had opted to apply the tax system for corporate groups from the year 2001. The Tax Consolidation Group number assigned by this Office was 13/2001.

The Bankinter, S.A. subsidiaries which were included in the tax consolidation group as of December 31, 2001, were as follows:

- Aircraft, S.A.
- Bankinter Consultoría, Asesoramiento y Atención Telefónica S.A.
- Cibesa, S.A. (taken over by Intermobiliaria, S.A. in 2004)
- Gesbankinter, S.A.
- Hispamarket, S.A.
- Intermobiliaria, S.A.
- Bankinter Gestión de Seguros y Reaseguros, S.A.
- Bankinter Seguros de Vida, S.A.
- E-pagado, S.A. (currently E-Pagado Internacional Network, S.A.)
- Ebankinter Certifica, S.A.

On December 27, 2002, the Bank notified the Spanish Tax Agency's National Inspection Office of the inclusion in the Tax Consolidation Group 13/2001 of the following companies in 2002:

- Intergestora, S.C.R., S.A.
- Intergestora Nuevas Tecnologías, SCR, S.A.
- E-Bankinter Internet Factory, S.C.R., S.A.

On December 29, 2003, the Bank notified the Spanish Tax Agency's National Inspection Office of the inclusion in Tax Consolidation Group 13/2001 of Bankinter Capital Riesgo, S.E.G.C.R., S.A. in 2003.

On December 28, 2004, the Bank notified the Spanish Tax Agency's National Inspection Office of the composition of Tax Consolidation Group 13/2001 following the inclusion of Bankinter Emisiones, S.A. and Bankinter Sociedad de Financiación, S.A. in 2004.

Years open for tax review

On January 29, 2002, the Bank was notified that the tax inspection authorities would initiate a general tax audit of the following taxes and years:

Corporate income tax	1997 to 2000
Value added tax	1998 to 2000
Personal income tax withholdings and prepayments	1998 to 2000
Tax on income from movable capital - withholdings and prepayments	1998 to 2000
Withholdings from nonresidents' taxation	1998 to 2000

The assessments relating to the tax audit of the above-mentioned taxes and years were signed on February 13, 2003.

The total tax liability arising from the assessments issued to the Bank in connection with VAT, personal income tax withholdings and prepayments, tax on income from movable capital (withholdings and prepayments) and withholdings from nonresidents' taxation (1998 to 2000) amounts to €2,695 thousand (including late-payment interest), of which €1,352 thousand were signed under protest.

The tax assessments issued to the Bank in connection with corporate income tax (1997 to 2000) were signed on a preliminary basis since, among other things, the settlement contested as a result of prior tax audits at Gesbankinter, S.A., S.G.I.I.C. is not yet final. These assessments, which were signed under protest, gave rise to the refund of €38,172 thousand of corporate income tax charge relating to the difference between the €46,893 thousand received (as described in the following paragraph) and the other items adjusted.

The refund of €46,893 thousand of tax charge received from the tax authorities relates to the tax paid by the Bank in prior years on the income of Gesbankinter, S.A., S.G.I.I.C. under the fiscal transparency system. The related late-payment interest was also received in this connection. As a precaution against the possibility of this refund not being final, the Bank recorded a provision under the 'Provisions for Contingencies and Expenses - Other Provisions' caption for the amount of the refund plus the related interest, totaling €89,663 thousand as of December 31, 2004. This amount also includes the provision for the amount of the proposed penalty (€23,447 thousand) and the related late-payment interest. This provision was recorded at Bankinter, which has undertaken to pay Gesbankinter, S.A. in the event that the latter is required to pay these amounts.

The tax liabilities which might arise from the claims filed against the assessments signed under protest were adequately provided for at the end of 2004 and prior years.

Once these assessments are accepted, the Bank has 2001 and subsequent years open for review by the tax inspection authorities for all the applicable taxes.

The possible interpretations which can be made of tax regulations might give rise to certain contingent tax liabilities. The Bank considers that the possibility of these contingent liabilities becoming actual liabilities is remote and that, in any case, the tax charge which would arise would not materially affect the financial statements.

The following table summarizes the calculations required, starting from the book income, to determine the Bank's taxable income for corporate income tax purposes, taking into account not only the book income after taxes but also the amount resulting from not including the tax charge itself as an expense for tax purposes and from adding back to taxable income the amount of the provisions and expenses which are not deductible for tax purposes.

The reconciliation of the book income to the taxable income for corporate income tax purposes is as follows:

(thousands of euros)

	2004			2003			2002		
Book income before taxes			**266,570**			**213,800**			**186,202**
	Increases	**Decreases**		**Increases**	**Decreases**		**Increases**	**Decreases**	
Permanent differences	125,570	148,322	(22,752)	122,767	181,636	(58,869)	109,308	102,778	6,530
Timing differences	71,479	36,018	35,461	174,082	40,287	133,795	122,965	47,302	75,663
- Current year	71,479	-		174,082	-		122,965	-	
- Prior years	-	36,018		-	40,287		-	47,302	
Taxable income			**279,279**			**288,726**			**268,395**

The breakdown of the corporate income tax expense in 2004, 2003 and 2002 is as follows:

(thousands of euros)

	2004	2003	2002
Current tax	85,336	54,226	67,456
Tax credits	(2,722)	(2,757)	(760)
Other	6,077	13,549	20
Total corporate income tax expense	**88,691**	**65,018**	**66,716**

The difference between the Group's 2003 corporate income tax expense and that recorded in 2004 is due mainly to the tax impact arising in 2003 from the sale of the investment in Sogecable in that year, since the gain on the sale was recognized for accounting purposes in 2003, whereas it had already been taxed in 2001.

Tax impact of the sale of the investment in Sogecable

Under Transitional Provision 3 of Law 24/2001 on Tax, Administrative, Labor and Social Security Measures, the Bank opted to apply the new regime in its 2001 corporate income tax return with respect to all the income which had been covered by the deferral regime and had not yet been included in the taxable income as of December 31, 2001.

This income includes mainly that arising from the contribution of Sogecable shares by the Bank to the subsidiary Hispamarket, S.A. in 1999. The income obtained in this transaction was reinvested in newly-issued Hispamarket, S.A. shares, received in exchange for the Sogecable shares, giving rise to no gains for accounting purposes. The inclusion of this income in the Bank's taxable income for 2001 corporate income tax purposes entailed the prepayment of tax on income which had not yet been earned for accounting purposes. Accordingly, a prepaid tax was recorded in 2002 as a reduction of the corporate income tax expense for all the income included in the taxable income.

In 2003 Hispamarket, S.A. sold all the ownership interest it had in Sogecable, S.A. as of December 31, 2002. Accordingly, the prepaid tax recorded in 2002 was retired from the balance sheet and the related corporate income tax expense was recognized in the statement of income.

Also, since as a result of the inclusion of the aforementioned income in the Group's taxable income for 2001 corporate income tax purposes, taxes were paid on this income in the Group's 2001 corporate income tax return, when a gain on the aforementioned sale was recognized for accounting purposes in 2003 in Hispamarket, a negative adjustment was made to the taxable income for corporate income tax purposes of this company for the portion of the income included in the Bank's taxable income for 2001 corporate income tax purposes, on which taxes were paid in that year.

The income tax on ordinary income and on extraordinary income in 2004, 2003 and 2002 was as follows

(thousands of euros)

	2004	2003	2002
Ordinary income	97,217	88,452	81,345
Extraordinary income	(8,526)	(23,434)	(14,629)
Total tax expense	**88,691**	**65,018**	**66,716**

The variations in prepaid and deferred taxes included under the 'Other Assets' and 'Other Liabilities' captions in 2004, 2003 and 2002 were as follows:

(thousands of euros)

	Prepaid Taxes	Deferred Taxes
Balance at 12.31.2001	**72,139**	**2,481**
Increases	64,864	-
Decreases	20,650	2,481
Balance at 12.31.2002	**116,353**	-
Increases	70,268	-
Decreases	31,723	-
Balance at 12.31.2003	**154,898**	-
Increases	28,341	-
Decreases	14,875	-
Balance at 12.31.2004	**168,364**	-

The balance of prepaid taxes as of December 31, 2004, includes basically €77,692 thousand relating to the allowance for the statistical coverage of loan losses (€66,704 thousand and €34,480 thousand as of December 31, 2003 and 2002, respectively), €31,644 thousand relating to 'Special Allowances - Other Specific Allowances' (€32,984 thousand and €21,625 thousand as of December 31, 2003 and 2002, respectively) and €11,593 thousand relating to early retirements (€13,091 thousand and €6,724 thousand as of December 31, 2003 and 2002, respectively).

The tax benefits applied in calculating the corporate income tax charge for 2004, 2003 and 2002 were as follows:

(thousands of euros)

	2004	2003	2002
Tax deductions			
Reserve for investment in the Canary Islands	(1,629)	(3,389)	(6,379)
Monetary depreciation	(3)	(38)	(14)
Exemption from international double taxation	(125)	-	-
Total	**(1,757)**	**(3,427)**	**(6,393)**
Tax credits			
For double taxation	1,636	1,910	86
For training expenses	169	132	76
For investments	466	575	461
For reinvestment of extraordinary gains	314	140	137
For donations to institutions	137	-	-
Total	**2,722**	**2,757**	**760**

The application of the aforementioned tax benefits gave rise to the following tax obligations:

Reserve for investment in the Canary Islands

The amount of the reserve set up in the Canary Islands must be invested within three years from the due date of the corporate income tax on the income from which this deduction was taken.

The assets in which the investment can be made are as follows:

- Acquisition of properties
- Computer hardware
- Canary Islands Autonomous Government debt securities (limited to 50% of the reserve)
- Capital stock of companies with registered offices and business activities in the Canary Islands

Tax credit for reinvestment of extraordinary gains

The income on which the tax credit for the reinvestment of extraordinary gains was taken amounted to €1,571 thousand in 2004 (€702 thousand in 2003 and €804 thousand in 2002). In each of those years, the Bank made sufficient fixed asset purchases to meet the reinvestment requirements established in the current wording of Article 42 of Legislative Royal Decree 4/2002 enacting the revised Corporate Income Tax Law.

FOREIGN CURRENCY BALANCE SHEET ITEMS

The total amounts of foreign currency asset and liability items in the consolidated balance sheets of the Bankinter Group in 2004, 2003 and 2002 were as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Total assets	616,291	467,750	469,506
Total liabilities	554,263	1,336,753	1,732,309

OTHER CONTINGENT LIABILITIES

As of December 31, 2004, 2003 and 2002, the credit facilities at Group level drawable by third parties amounted to €4,418,456 thousand, €4,326,481 thousand and €3,309,094 thousand, respectively.

The securities of third parties deposited at Bankinter, S.A. valued at market prices totaled €23,672,104 thousand as of December 31, 2004 (€20,788,130 thousand in 2003 and €17,628,509 thousand in 2002.

INVESTMENT SERVICES AND SUPPLEMENTARY ACTIVITIES

The detail of the fees recorded in the statement of income for the investment services and supplementary activities provided by the Bank is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Asset management services	172	184	271
Management agreements	5,070	954	-
Rental of safe deposit boxes	427	372	385
Stock market purchase and sale transactions	3,047	4,213	4,845
On-line broker	7,248	7,252	5,872

The total assets managed by the Bank as of December 31, 2004, amounted to €925,053 thousand (€1,130,110 thousand in 2003 and €1,123,691 thousand in 2002). As of December 31, 2004, the amount managed by the Bank under management agreements was €1,462,180 thousand (€777,182 thousand in 2003 and €0 in 2002).

OTHER OFF-BALANCE-SHEET ITEMS: MEMORANDUM ACCOUNTS

The detail of the 'Guarantees and Other Sureties' memorandum account in the Bankinter Group's public balance sheets, showing the gross amount of the transactions guaranteed, is as follows:

(thousands of euros)

	12.31.04	12.31.03	12.31.02
Guaranteed transactions			
Cash loans	35,788	20,829	78,568
Off-balance-sheet loans	1,757	1,435	11,264
Export and import of goods and services	102,859	82,423	71,718
Deferred payment on purchase/sale transactions	176,827	185,665	175,356
Performance bonds:			
Housing construction	1,220,400	1,220,293	1,272,176
Construction, service and supply	43,534	24,616	23,317
contracts and bid bonds	730,887	704,510	688,462
Obligations to government agencies	445,979	491,167	560,397
Other obligations	121,946	54,801	19,315
Total	**1,659,577**	**1,565,446**	**1,628,397**

FUTURES TRANSACTIONS

The breakdown of the futures transactions is as follows:

(thousands of euros)

		12.31.04	12.31.03	12.31.02
Foreign currency purchases and sales for delivery at up to two business days				
	Purchases	37,703	238,470	167,379
	Sales	13,009	17,699	22,586
Foreign currency purchases and sales, for delivery at over two business days				
	Purchases	730,678	753,626	884,115
	Sales	346,314	250,251	389,859
Purchases and sales of financial assets				
	Purchases	204,341	87,207	1,129,836
	Sales	259,319	26,212	98,280
Securities and interest rate futures contracts				
	Purchases	1.117,939	1,400,080	191,700
	Sales	294,653	1,707,351	240,400
Securities options				
	Written	976,072	1,173,620	1,093,338
	Purchased	198,135	150,992	126,262
Interest rate options				
	Written	597,230	478,998	35,080
	Purchased	497,708	481,020	37,011
Foreign currency options				
	Written	7,178	26,161	25,978
	Purchased	5,907	25,655	21,143
Other interest-rate-based transactions				
	Swaps	19,636,636	18,595,808	9,550,240
TOTAL		**24,922,822**	**25,413,150**	**14,013,207**
Breakdown				
Hedging transactions		8,544,683	6,883,960	7,262,572
Speculative transactions		8,608,139	10,509,190	3,180,635
Macrohedges		7,770,000	8,020,000	3,570,000

In 2002 the Bank started to arrange macrohedges for its mortgage loan portfolio consisting of arranging derivative transactions to reduce the overall interest rate risk on this portfolio, after all the requirements stipulated for this purpose in current regulations had been met.

In 2003 the Bank started to issue warrants, for which it registered the Prospectus 'Bankinter, S.A. Warrant Issue Program I. 2003' with the CNMV on July 11, 2003. As of December 31, 2004, the notional amount of the warrants issued, which was recorded under the 'Futures Transactions - Securities Options Written' caption, was €119,500 thousand (€104,000 thousand as of December 31, 2003).

The Bank arranges macrohedges of the option risk (delta, vega and theta) on the portfolio of warrants issued through the purchase of shares and the arrangement of derivative transactions, after all the requirements stipulated for this purpose in current regulations have been met.

COLLECTIVE INVESTMENT INSTITUTIONS AND PENSION FUNDS

The detail of the mutual funds, pension funds and investment companies managed by the Bankinter Group as of December 31, 2004, is as follows:

(thousands of euros)

	12.31.2004		12.31.2003		12.31.2002	
	Number	**Net Assets**	**Number**	**Net Assets**	**Number**	**Net Assets**
Mutual funds	79	7,505,375	72	6,851,414	66	5,380,001
Pension funds	28	720,463	20	586,966	18	443,630
Investment companies [1]	144	836,883	134	745,307	117	632,855
Total	**251**	**9,062,721**	**226**	**8,183,687**	**201**	**6,456,486**

(1) Not including Bankinter Internacional Fund SICAV.

TRANSACTIONS WITH SUBSIDIARIES

The balances arising from balance sheet transactions with companies directly or indirectly more than 20% owned by the consolidated companies are summarized in the following table. All these transactions were made in accordance with current regulations and prudent banking practices.

With nonconsolidable companies

(thousands of euros)

	12.31.04	**12.31.03**	**12.31.02**
Investments in Group companies	12,041	12,041	48,102
Customer deposits	110,302	111,324	211,361
Bonds and notes	-	-	1,777
Collateral and other guarantees	4,761	11,745	11,745

BREAKDOWN OF INCOME BY GEOGRAPHICAL MARKET

The breakdown, by geographical market, of the following captions in the statement of income is as follows:

(thousands of euros)

	12.31.04	**12.31.03**	**12.31.02**
Interest and similar revenues	837,845	886,273	983,326
Spain	837,845	886,273	980,825
Other EU countries	-	-	2,501
Equities portfolio revenues	16,006	9,487	646
Spain	16,006	9,487	646
Other EU countries	-	-	-
Fees collected	223,737	198,195	191,382
Spain	223,737	198,195	191,382
Other EU countries	-	-	-
Revenue from financial transactions	27,352	29,494	19,818
Spain	27,352	29,494	19,818
Other EU countries	-	-	-
Other operating income	4,479	6,570	10,516
Spain	4,479	6,570	10,516
Other EU countries	-	-	-
Total	**1,109,419**	**1,130,019**	**1,205,688**

OTHER OPERATING EXPENSES

The amount recorded in this caption in the statement of income relates mostly to the contribution to the Deposit Guarantee Fund. This calculation is performed in accordance with the rules stipulated by Royal Decree 2606/1996 on deposit guarantee funds of credit institutions. On August 3, 2001, Royal Decree 948/2001 was enacted to implement Article 77 of the Securities Market Law on Deposit Guarantee Funds. One of the most significant changes introduced by this Royal Decree is to extend the guarantee, which formerly covered only cash deposits, to deposits of securities and financial instruments.

The annual contributions from the entities participating in the funds will be 0.1% of the deposits at year-end covered by the guarantee. For this purpose, the calculation base will be the guaranteed deposits, plus 5% of the market value of the guaranteed securities on the last trading day of the year in the related secondary market. If the guaranteed securities include securities and financial instruments not traded in a Spanish or foreign secondary market, the calculation base will be whichever of their face value or redemption value is more appropriate for the type of security or financial instrument in question, unless another more meaningful value for deposit or registration purposes has been declared or otherwise exists.

(thousands of euros)

	12.31.04	12.31.03
Contribution to Deposit Guarantee Fund	4,727	4,766
Other operating expenses	5	-
Total	**4,732**	**4,766**

OTHER OPERATING INCOME

The detail of this account in the statements of income is as follows:

(thousands of euros)

	12.31.04	12.31.03
Net operating income from properties	1,271	1,527
Income from renting transactions	564	1,702
Other sundry revenues	2,644	3,341
Total	**4,479**	**6,570**

EXTRAORDINARY CHARGES

(thousands of euros)

	12.31.04	12.31.03
Provision to other specific allowances	587	44,559
Net loss on fixed-asset disposals	81	99
Other charges	6,689	12,633
Total	**7,357**	**57,291**

EXTRAORDINARY INCOME

(thousands of euros)

	12.31.04	12.31.03
Gains on fixed-asset disposals	1,982	1,104
Gains on long-term investment disposals	1,274	4,894
Prior years' income	3,621	13,839
Other income	1,641	3,647
Total	**8,518**	**23,484**

The 'Provision to Other Specific Allowances' account as of December 31, 2003, included the provision recorded in relation to the tax items indicated in the 'Tax Matters' note.

INFORMATION ON GROUP STAFF

The detail of the Group's employees, by professional category, is as follows:

Category	12.31.04	%	12.31.03	%	12.31.02	%
Senior managers	402	12.30	351	11.28	372	12.32
Executives	1,116	34.16	1,037	33.33	977	32.36
Other staff	1,749	53.54	1,723	55.39	1,670	55.32
Total	**3,267**	**100.00**	**3,111**	**100.00**	**3,019**	**100.00**

The pay brackets of the Bankinter Group's employees are as follows:

(thousands of euros)

	12.31.2004		12.31.2003		12.31.2002	
Pay bracket	Number of Employees	%	Number of Employees	%	Number of Employees	%
Up to 12	24	0.74	87	2.80	74	2.45
From 12 to 18	612	18.73	634	20.38	619	20.50
From 18 to 24	516	15.80	500	16.07	526	17.42
From 24 to 30	680	20.81	564	18.13	514	17.03
From 30 to 36	446	13.65	397	12.77	376	12.46
From 36 to 42	280	8.57	254	8.16	249	8.25
From 42 to 48	204	6.24	198	6.36	189	6.26
From 48 to 54	147	4.50	128	4.11	128	4.24
From 54 to 60	90	2.76	89	2.86	90	2.98
Over 60	268	8.20	260	8.36	254	8.41
Total	3,267	100.00	3,111	100.00	3,019	100.00

OTHER INFORMATION

DIRECTORS' COMPENSATION

(thousands of euros)

	2004	2003	2002
Remuneration, directors' fees, salaries and incentive plans	4,302	3,927	3,361
Life insurance premiums and pension fund contributions	760	99	853
Loans and credit facilities (*)	29,340	34,092	33,386
Guarantees provided by the Bank for its Directors (**)	15,170	17,687	17,811

(*) The average original term of the loans and credit facilities is 11.98 years and interest rates range from 2.35% to 3.16% (excluding the financing of convertible debentures, the interest rate on which is the same as that on the debentures, and imputing the related compensation in kind).
(**) The guarantees have an undefined average term and interest rates range from 0.40% to 4.00%.

DIRECTORS' STAKES IN CAPITAL STOCK

Name	Total Shares	% of Capital Stock	Direct Ownership	Indirect Ownership
Cartival, S.A. [1]	7,370,465	9.59	7,370,465	-
Elías Masaveu Alonso del Campo [2]	4,321,679	5.62	35,157	4,286,522
Juan Arena de la Mora	669,484	0.87	172,052	497,432
Pedro Guerrero Guerrero	451,399	0.59	110,398	341,001
José Ramón Arce Gómez	297,373	0.39	296,348	1,025
Fabiola Arredondo de Vara	57,157	0.07	57,157	-
Jaime Echegoyen Enriquez de la Orden	43,805	0.06	42,811	994
John de Zulueta Greenebaum	8,158	0.01	8,158	-
Alfonso Botín-Sanz de Sautuola y Naveda	1,224	0.00	1,224	-
Total	**13,220,744**	**17.20**	**8,093,770**	**5,126,974**

(1) Marcelino Botín-Sanz de Sautuola, representative of Cartival, S.A. on the Board, personally owns 18,700 Bankinter shares.
(2) Including the shares owned by the various companies and persons related to Elías Masaveu Alonso del Campo.

Transactions performed by the directors unrelated to the Bank's ordinary business or under other than normal market conditions (Article 114.2 of the Securities Market Law)

The Bank does not have any information regarding any transaction with directors –or with significant shareholders or executives-relating to this heading, for the purposes of Article 114.2 of the Securities Market Law.

Directors' equity interests in companies engaging in an identical, similar or complementary activity (Article 127 ter. of the Spanish Corporations Law).

As of December 31, 2004 and 2003, the director Elías Masaveu Alonso del Campo owned 0.25% of the capital stock of Banco Santander Central Hispano, of which he is a director, as disclosed in the notes to financial statements of this bank.

The Bank was duly notified (in accordance with Article 127 ter. of the Spanish Corporations Law) of the aforementioned holding and function and it does not consider that either of them constitutes a conflict of interest.

PROPOSED DISTRIBUTION OF BANKINTER, S.A.'S 2004 INCOME

	(euros) 2004
Income for the year	232,226,117
Corporate income tax	74,535,407
Distributable net income	157,690,710
Dividend	81,675,088
Voluntary reserves	74,386,352
Reserve for investment in the Canary Islands	1,629,270
Total	**157,690,710**

DIVIDENDS

Bankinter, S.A. has a system of quarterly dividend payments in January, April, July and October of each year.

The payment schedule for dividends out of 2004 income is as follows:

Date	(euros) Dividend per share	Number of Shares	(thousands of euros) Amount (1)	Date Declared by the Board
July 2004	0.2564	76,850,452	19,460	06.16.04
October 2004	0.2643	76,850,452	20,064	09.15.04
January 2005	0.2726	76,850,452	20,691	12.16.04
April 2005	0.2807	77,379,815	21,460	03.16.05
Total	**1.0740**		**81,675**	

(1) Excluding treasury stock held by Bankinter, S.A., in accordance with Article 79 of the Spanish Corporations Law.

The following balance sheets reflect the existence of sufficient distributable income at Bankinter, S.A. before the dates of declaration of the aforementioned dividends.

BALANCE SHEETS

(thousands of euros)

	05.31.04	08.31.04	11.30.04
ASSETS			
Cash on hand and deposits at central banks	140,199	179,469	246,158
Government debt securities	5,319,745	5,303,646	6,242,072
Due from banks	1,778,876	1,325,093	1,994,655
Credit facilities and loans	16,342,991	17,233,061	18,186,134
Debentures and other fixed-income securities	1,144,654	771,214	752,302
Equity securities	175,859	78,997	38,812
Investments in non-Group companies	31,393	35,023	36,339
Investments in Group companies	92,077	91,915	90,884
Property and equipment	108,209	110,323	111,469
Treasury stock	11,289	11,159	11,748
Other assets	720,061	547,663	690,758
Accrual accounts	122,265	102,752	116,193
Total assets	**25,987,618**	**25,790,315**	**28,517,524**
LIABILITIES AND CAPITAL			
Due to banks	5,637,140	4,993,043	7,428,835
Customer deposits	15,715,279	15,609,175	14,810,788
Bonds and notes	2,105,541	2,686,698	3,542,233
Other liabilities	638,090	501,978	639,677
Accrual accounts	198,049	202,787	216,536
Provisions for contingencies and expenses	242,427	244,836	242,767
General risk allowance	7,901	7,901	7,901
Income for the period	83,576	114,282	145,526
Subordinated debt	567,286	637,286	690,932
Paid-in capital stock	115,276	115,276	115,276
Additional paid-in capital	271,219	271,219	271,219
Reserves	405,834	405,834	405,834
Accumulated losses	-	-	-
Total liabilities and capital	**25,987,618**	**25,790,315**	**28,517,524**

PROPOSED DISTRIBUTION OF INCOME OF EACH SUBSIDIARY (1)

(thousands of euros)

	Resultado	Provision for Corporate Income Tax	Dividend	Reserves	Allocations (2)
Aircraft, S.A.	(161)	123	-	-	-
Bankinter Consultoría Asesoramiento y Atención Telefónica, S.A.	565	179	386	-	-
Bankinter Gestión de Seguros, S.A., de correduría de Seguros	1,398	336	1,062	-	-
Bankinter Seguros de Vida, S.A., de Seguros y Reaseguros	19,131	6,725	5,000	7,406	-
Gesbankinter, S.A., S.G.I.I.C	25,253	8,816	15,037	1,400	-
Hispamarket,S.A.	1,597	(283)	1,880	-	-
Intermobiliaria, S.A.	3,678	1,278	2,262	138	-
Intergestora S.C.R., S.A.	(225)	(495)	-	-	270
Bankinter Netherlands B.V	(15)	-	-	-	-
Intergestora Nuevas Tecnologías, S.C.R, S.A.	(2,237)	(804)	-	-	-
E-Pagado International Network, S.A.	-	-	-	-	-
Ebankinter Certifica, S.A.	-	-	-	-	-
Bankinter Capital Riesgo, SGECR, S.A.	(106)	(37)	-	-	-
Bankinter Inversiones, S.I.M.,S.A.	75	1	74	-	-
Bankinter International B.V.	1,819	621	-	1,198	-
Bankinter Sociedad de Financiación, S.A.	(1)	-	-	-	-
Bankinter Emisiones, S.A.	(34)	(12)	-	-	-

(1) Not yet approved by the respective Shareholders' Meetings.
(2) Including offset of accumulated losses.

OTHER DISCLOSURES

The Group's overall operations are regulated by the laws on environmental protection ('environmental laws') and workers' safety and health ('occupational safety laws'). Bankinter considers that it substantially complies with these laws and it has procedures in place to foster and guarantee compliance therewith.

The Group has taken the appropriate action in connection with environmental protection and improvement and the minimization, if appropriate, of environmental impact, and complies with current regulations in this connection. No provision for environmental risks and expenses was considered necessary for 2004 since there were no contingencies related to environmental protection and improvement.

As of December 31, 2004, Bankinter operated through a network of 1,004 agents, individuals or legal entities (990 and 1,003, as of December 31, 2003 and 2002, respectively). The Bank has granted these agents powers of attorney to habitually negotiate and formalize typical credit institution transactions with its customers, in the name and on behalf of Bankinter. The detail of these agents has been filed with the Bank of Spain's Financial Institutions Office.

Fees paid to auditors

Article 17 of Ministry of Economy Order 734/2004 on customer care departments and services and consumer ombudsmen at financial institutions stipulates, inter alia, that financial institutions are required to prepare a report on the activities performed by these services in the preceding year and, also, to include a summary of this report in the notes to their financial statements.

The 2004 Activity Report prepared by the Customer Care Service shows that in 2004 the ratio of complaints and claims per 10,000 transactions fell to 0.97 (from 1.15 in 2003). Also, the proportion of incidents to which a response was provided in under 48 hours rose from 82.64% to 85.26%.

The total number of complaints and claims in 2004 amounted to 69,656 (68,179 in 2003), 63,790 of which were economic claims (59,908 in 2003). Of these, 87.39% were resolved in favor of the customer (86.99% in 2003).

Of the aforementioned complaints and claims, 143 were filed through the Bank of Spain (86 in 2003), of which 115 were resolved (58 in 2003) and 55 of them were resolved in favor of the Bank (33 in 2003).

Fees paid to auditors

In connection with the recommendation concerning the transparency of annual information on fees paid to auditors for audit and other services, the breakdown of these fees has been included in the notes to financial statements of the Bankinter Group for the last few years.

The fees billed by PricewaterhouseCoopers were as follows:

Bankinter, S.A.

Performance by PricewaterhouseCoopers Auditores, S.L. of the audit of the 2004 financial statements of Bankinter, S.A.: €162 thousand (€157 thousand in 2003).

Other audit, consulting and advisory services provided by the PricewaterhouseCoopers Group to Bankinter, S.A. in 2004: €214 thousand (€141 thousand in 2003).

Bankinter Group

Performance by PricewaterhouseCoopers Auditores, S.L. of the audit of the 2004 consolidated financial statements of the Bankinter Group: €260 thousand (€270 thousand in 2003).

Other audit, consulting and advisory services provided by the PricewaterhouseCoopers Group to the Bankinter Group in 2004: €237 thousand (€164 thousand in 2003).

EVENTS SUBSEQUENT TO YEAR-END

As a result of the obligatory exchange in January 2005 of Convertible Debenture Issue I of December 1998, capital stock increased by 529,363 shares, representing an increase of €794 thousand. Additional paid-in capital increased by €12,318 thousand relating to the difference between the face amount of the debentures exchanged and the par value of the shares issued.

In February 2005 mortgage loans amounting to €1,035,000 thousand were transferred to 'Bankinter 9, Fondo de Titulización de Activos'. This SPV issued securities for this amount, of which €32,500 thousand related to series B subordinated bonds and €14,100 thousand to series C subordinated bonds. This issue was placed in full on the institutional market.

In view of the need to harmonize accounting methods and financial reporting, the European Parliament and the Council, at the proposal of the Commission, approved Regulation EC 1606/2002, which makes it obligatory from January 1, 2005 to adopt International Financial Reporting Standards for the preparation of the consolidated financial statements of companies whose securities are admitted to trading on a regulated market of any EU Member State. Accordingly, financial statements for 2005 must necessarily include, for comparison purposes, the financial statements for 2004 prepared in accordance with the new regulations.

Bank of Spain Circular 4/2004 on Public and Restricted Financial Reporting Standards and Model Financial Statements adapts Spanish credit institutions' accounting methods to International Financial Reporting Standards (IFRSs) and forms part of the European Union's aim of strengthening the Single European Market. It is expected that the medium term integration of IFRSs with U.S. accounting standards will pave the way for the integration of the international financial system.

The preamble to the Circular highlights, inter alia, the involvement of managers in setting companies' accounting policies, in contrast to the Spanish accounting model which is more rigid and deterministic, and greater transparency, which requires managers to take more responsibility for accounting policies and explain them, disclose them to the markets and supplement them with specific disclosures. The Bank of Spain considers that this shift toward greater transparency represents the most significant change of those contained in the IFRSs.

The most notable technical developments under IFRSs include the application of fair value and of the effective interest rate method.

A larger proportion of our investments will thus be carried at fair value, whereas previously they were valued at cost. This may give rise to a greater volatility in earnings and in recorded equity. Particularly noteworthy in this connection is the need to record the available-for-sale portfolio at fair value and the possibility of revaluing property at the date of transition.

The recognition of interest by the effective interest rate method determines the accrual of loan management fees.

Since 2002 Bankinter has had a team of professionals devoted to the implementation of the new international accounting standards. As of the date of preparation of these consolidated financial statements, sufficient information was not yet available to enable the Group to reasonably estimate the impact of the new accounting regulations on the 2004 financial statements.

2004 CONSOLIDATED MANAGEMENT REPORT

Introduction

The Bankinter Group's earnings for the year confirmed their positive performance, quarter by quarter, throughout 2004. Thus, the Bank's net attributed income rose by 22.57% compared with the year-ago figure. Noteworthy in this connection were the excellent performance of fees, up 14.87% on 2003, and the sound progress of segments such as Private Banking, which grew by 15.29% after taxes, or SMEs, which rose by 5.79%. These figures reflect the robustness and sound management of certain major initiatives launched by the Bank in recent years and illustrate that Bankinter's value proposal, based on innovation, quality and a multichannel offering, has been perfectly understood by customers.

Business strategy

Particularly worthy of mention is the growth achieved in the SME segment despite the substantial investments made in 2004 and the expense incurred in opening new branches specializing in serving these customers. At year-end there were a total of 47 SME branches, 20 more than in December 2003. This expansion heralds excellent prospects for the segment in the coming years, which will be clearly reflected in earnings.

Bankinter continues to record positive business ratios, which taken as a whole mirror the strength of the Bank: ROE increased to 18.24%; ROA stood at 0.62%; the efficiency ratio was 50.44%; the ex-securitization nonperforming loans ratio was 0.21%, which is one of the best in the European banking industry; and earnings per share were €2.15, up 21.47% on the year-ago period.

2004 witnessed the consolidation of the substantial upturn experienced by the stock markets in 2003, although the rises in 2004 were somewhat more moderate and were confined to the later stages of the year. Despite the significant increase in oil prices, the weakness of the U.S. dollar and the terrorist attacks and threats, the stock markets managed to report growth at year-end and, in the case of the Spanish stock market, even record considerable increases (+15%), signaling a steady improvement in investor confidence. Against this backdrop, Bankinter's share price rose by 20.40% in the last 12 months to €39.19 at period-end.

Balance sheet and earnings

Bankinter's balance sheet as of December 31, 2004, showed substantial growth in the main aggregates. On- and off-balance-sheet customer funds amounted to €28,834 million at 2004 year-end, up 8.08%. Noteworthy in this connection were mutual funds and pension funds, which increased by 9.51% and 22.74%, respectively. The Bank's credit facilities and loans of €18,744 million rose by 13.83% with respect to 2003 and were up 15.33% excluding the effect of the securitizations performed since the last quarter of 2001.

Bankinter's income before taxes continued its upward trend and rose by 24.68% for the year ended December 31. The highlight of the income statement is the good performance of fees, which increased by 14.87% with respect to the same period in 2003, due largely to the progress of mutual and pension funds. The variations in the main business margins were as follows: net interest revenue fell by 2.00%, basic margin rose by 2.56% and net operating income fell by 2.94%.

Also noteworthy throughout 2004 was the sound contribution made to the Bankinter Group's accounts by the insurance business, a trend that was confirmed by the year-end figures. In 2004 BK Seguros de Vida accounted for €20.4 million and Línea Directa Aseguradora contributed €16.6 million.

Nonperforming loans amounted to €54.40 million, equivalent to 0.21% of the Bank's computable risk assets, a substantial improvement in the nonperforming loans ratio with respect to the previous year. Similarly, the ratio of the recorded allowance to nonperforming loans was 794.71%, and both ratios were among the best of all European banks. Bankinter continues to enjoy excellent creditworthiness thanks to its in-house risk analysis, acceptance and automatic management systems, portfolio diversification, high loan loss provisions and scant exposure to country-risk. Total loan loss allowances increased by 9.20% with respect to the same period in 2003. The statistical loan loss allowance that the Bank is required to record continues to reach the legally stipulated level.

In overall terms, the total net provision recorded in 2004 for the general-purpose and statistical coverage of loan losses amounted to €50,399 thousand (€118,442 thousand in 2003 and €57,827 thousand in 2002), which represents 17.7% of net operating income for the year (40.5% in 2003 and 23.8% in 2002).

On January 8, Bankinter paid the third 2004 interim dividend of €0.27258 per share, an increase of 10% with respect to the corresponding interim dividend paid in the preceding year.

Other matters of interest:

a) New capital regulations (BIS II)

One of Bankinter's targets has continued to be the specifications and developments required for the implementation of the new capital regulations laid down by the Basel-based Bank for International Settlements (BIS II). The Bank is directing its work towards the application of in-house credit risk models that enable the use of capital to be adapted to the credit risk actually incurred by the Bank, thus reflecting enhanced risk management. Also, the operational risk management parameters that will enable Bankinter to comply with the requirements regarding policies, management processes and quantification of losses are being defined and developed.

b) Environment

In 2004 Bankinter, S.A. implemented a series of measures which signaled a qualitative change in the treatment of environmental issues and illustrated the Bank's firm decision to look upon the environment as one of its primary concerns.

The major milestones marking this change were as follows:

In April Bankinter publicized its institutional commitment to the environment, the most notable indication of which was the implementation of its new Environmental Management System, which aims to reduce the adverse impact of the Bank's activities on the environment.

This initiative consists of the implementation of a series of measures to be adopted by employees and in the supply systems, in order to eliminate and/or mitigate the environmental impact.

The measures taken at this initial phase include: integrated waste management; the rational use of natural resources (reduced consumption of electricity and water); the replacement of white paper by recycled paper; the use of non-polluting materials; the introduction of alternative energy sources, such as solar power panels; the reduction of atmospheric gas emissions; the separation of fats to avoid their disposal in the sewage network; the recycling of products that are no longer used (e.g. computers and printers); and the replacement of the Bank's computers by other low-energy-consumption computer systems whose components comply with environmental regulations.

Outside the strictly banking sphere, with a view to broadening social awareness of environmental issues, Bankinter negotiated with its suppliers the inclusion of an environmental protection clause in the supply contracts currently in force.

Aware of the importance of climatic change, the Bank launched information campaigns on the Kyoto Protocol, which involved the participation of representatives of the Ministry of the Environment and the CEOE (Spanish Employers' Confederation).

c) Social Action

In 2004 Bankinter gave a definitive boost to what will prove to be one of most important areas of its activities in 2005: Social Action.

Bankinter has opened two computer literacy centers: one in the Su Eminencia district of Seville and the other at Puente de Vallecas in Madrid. The opening of the two centers -and the maintenance thereof for one year- was funded through the assignment of all the fees from the Bankinter Solidaridad FIM mutual fund. Thus, Bank employees and customers have together played a part in the creation of these computer literacy centers.

Other projects launched by the Bank in 2004, with immediate effect in 2005, were the cooperation agreements entered into with two prestigious Foundations: Fundación ONCE (the Spanish National Organization for the Blind) and Fundación CNSE (the Spanish National Confederation for the Deaf). The aim of the agreements, inter alia, is to improve the accessibility of the blind and the deaf to the Bank's various channels and networks.

d) Bankinter Foundation

In 2003 Bankinter created its first foundation, 'Fundación de la Innovación Bankinter', wholly-owned by it, with a view to fostering technological culture, encouraging innovation and stimulating the creation of business opportunities based on emerging technologies. The Foundation is currently leading two projects: the first, entitled 'Future Trends Forum' (FTF), is a short-term project aimed at researching the new trends that may change our current way of living and working methods; the second, called 'Data, Information and Process Integration with Semantic Web Services' (DIF), is a long-term project conducted as part of a European consortium of leading enterprises and universities, the objective of which is to develop a European standard based on web semantic services.

INSTITUTIONAL INFORMATION

I. RESPONSIBILITY FOR THE INFORMATION CONTAINED IN THE NOTES TO 2004 CONSOLIDATED FINANCIAL STATEMENTS

The financial statements included in this Statutory Report, which are presented in accordance with current legislation and Bank of Spain regulations, were prepared by the directors of Bankinter, S.A. and its Group from the accounting records of the Bank and its consolidable companies.

The directors are responsible for defining accounting policies and for establishing appropriate internal control bodies and systems to provide reasonable assurance as to the reliability and consistency of the data in the accounting records and to permit the effective preparation and presentation of the financial statements.

The Bankinter Group's main internal control bodies are: the Board of Directors' Audit and Regulatory Compliance Committee, the Internal Audit Division, the Regulatory Compliance Unit and the Institutional Control Unit, in addition to the control bodies in the Bank's various areas and services and those of the Group companies.

The external auditors examine the financial statements in order to issue their professional opinion thereon. The external auditors are regularly informed about the controls and procedures in place at the Bank and the Bankinter Group, and they design and carry out their audit tests in complete freedom and have access to the Board of Directors and the Audit and Regulatory Compliance Committee to report their conclusions and suggestions for improving the efficiency of the internal control systems.

II. INSTITUTIONAL INFORMATION ABOUT THE BANK

Bankinter, S.A. was incorporated by public deed executed in Madrid on June 4, 1965, under the name of Banco Intercontinental Español, S.A. The present name and the bylaws currently in force were included in the revised text executed in a public deed on May 4, 2004, in the presence of the Madrid Notary Mr. Agustín Sánchez Jara under no. 1669 of his protocol.

The Bank was registered at the Madrid Mercantile Registry on July 8, 1965, in general volume 1857, 1258 of section 3 of the Companies Book, folio 220, sheet number 9643.

The Bank is registered with number 30 in the Special Register of Banks and Bankers, its tax identification number is A-28157360, and it is a member of the Deposit Guarantee Fund with code number 0128.

The Bank's registered office is at Paseo de la Castellana 29, 28046 Madrid, Spain.

EXHIBITS

1. INFORMATION FOR SHAREHOLDERS AND CUSTOMERS

The Statutory Report is presented at the Annual Shareholders' Meeting, and is available to all the Company's shareholders.

Quarterly consolidated earnings reports are issued in January, April, July and October and are made available to the shareholders.

SHAREHOLDER INFORMATION OFFICE
Pablo Santos Romero
Pico de San Pedro, 2
28760 Tres Cantos - Madrid
Tel.: 91 339 83 30 - 91 339 75 00
Fax: 91 339 83 23
E-mail: ofiaccionista@bankinter.es

COMMUNICATION DEPARTMENT
Blanca Hernanz Bodero
Pº Castellana, 29
28046 Madrid
Tel.: 91 339 79 45
Fax: 91 339 80 51
E-mail: comunicacion@bankinter.es

INVESTOR RELATIONS
José Luis Vega Riestra
Avda. Bruselas, 12
28100 Alcobendas - Madrid
Tel.: 91 623 43 41 - 91 339 75 00
Fax: 91 623 43 08
E-mail: jlvegar@bankinter.es

CORRESPONDENT BANKS
Zachary H. Towbin
Pº Castellana 29
28046 Madrid
Tel: 91 339 83 62 - 91 339 75 00
Fax: 91 339 75 40
E-mail: zhtowbin@bankinter.es

CUSTOMER CARE SERVICE
Cecilio Carracedo Fernández
Pico de San Pedro, 2
28760 Tres Cantos - Madrid
Tel.: 901 113 113
Fax: 91 339 84 45
E-mail: ccarracedo@bankinter.es

Bankinter Telephone Banking telephone numbers:

Individuals (service in Spanish): 901 13 23 13
Individuals (service in Spanish, calls from abroad): 34 91 657 88 00

Individuals (service in Catalan): 901 23 23 23
Individuals (service in Catalan, calls from abroad): 34 93 410 84 85

Individuals (service in English): 901 135 135
Individuals (service in English, calls from abroad): 34 91 657 88 01

Stock market specialists: 807 31 78 31

SMEs (8:00 a.m. to 8:00 p.m., Monday to Friday): 901 15 15 15
SMEs (service in Catalan, 8:00 a.m. to 8:00 p.m., Monday to Friday): 901 16 16 16

Corporate (8:00 a.m. to 6:00 p.m. Monday to Friday): 901 10 19 01
Corporate (service in Catalan, 8:00 a.m. to 6:00 p.m., Monday to Friday): 901 30 30 30

Information for noncustomers: 901 13 13 13

Bankinter Telephone Banking customer service hours:

24 hours a day, 365 days a year, you can call 901 13 23 13 to use the Automatic Service to make inquiries and bank transactions.

Also, if you wish, you can request the assistance of an operator, Monday to Saturday from 8:00 a.m. to 10:00 p.m. (Spanish peninsular time), by dialing or saying '0'.

2.- MANAGEMENT STRUCTURE

MANAGEMENT COMMITTEE

Chairman of the Board of Directors
Juan Arena de la Mora

Managing Director
Jaime Echegoyen Enríquez de la Orden

Secretary of the Bank and of the Board of Directors
Rafael Mateu de Ros Cerezo

General Manager, Resources, Risks and Platforms
Honorio Jiménez del Valle

General Manager, Legal Entity Network Customers
Carlos Ruíz-Jarabo Colomer

General Manager, Private Individual Network Customers
Juan Hernández Andrés

Deputy General Manager, Innovation Area
Fernando Alfaro Águila-Real

Deputy General Manager, Markets and Products
Pablo de Diego Portoles

AREA MANAGERS

Sebastián Alvarado Díaz - Agero	Canary Islands
Ramón Doval Montoya	Madrid - Commercial Banking
Pedro Fernández Maestre	Andalucia
Antonio Fayos Crespo	Cataluña
Victoriano Hernández Lera	Castilla
José Luis Dionisio Cervantes	Castilla La Mancha - Extremadura
Guillermo Pesquera Galdós	Levante - Balearic Islands
Antonio Rodríguez Fernández	Northwest Spain
Luis Fernando Azcona López	Northern Spain
Antonio Tierra Serrano	Navarra - Aragón - Rioja - Soria

Bankinter's 2004 Statutory Report is available on CD-ROM.
To obtain a copy, please contact Bankinter's Communication Department
or request it through an e-mail to: comunicacion@bankinter.es

The list of Bankinter's Branches and Agents is provided in a separate leaflet accompanying this Statutory Report.

Published by: Bankinter Communication Department.
Design and graphic production: CF Comunicación. Madrid.
Photos: Guillermo Shelley.

Printed on ecological paper.
Chloride free






BANKINTER
Paseo de la Castellana, 29
28046 Madrid
Tel. 91 339 75 00
Fax. 91 339 83 23
Telex: 42760 BANKI E
SWIFT: BKBK ES MM



BANKINTER
www.ebankinter.com


1stQ 2005 Results

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughtout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

BANKINTER introduces the quarterly financial statements adapted to the new accounting rules according to Circular 4/04 of Bank of Spain.

The figures presented hereafter come out from the interpretation and application carried out by Bankinter of those accounting rules, notwithstanding subject to further review and validation of 2004 figures and of so called "First stablishment reserve" by external auditors.

Besides, following CESR recommendations, comparative information of results under the former accounting regulation "Circular 4/91" is shown, thus isolating the effect of such regulatory change, with a view towards full transparency, in order to facilitate shareholders, analists, investors and market agents the understanding and analysis of the performance and real wealth of Bankinter Group.

1 Results
2 Value
3 Growth
4 Solvency
5 Summary


1 Results


Net Income growth differs on accounting rules
Group's Net Income (€ Thousand)
16.2%
38,669
44,923
mar 04
mar 05
Former rule (4/91)
(2.3%)
52,275
51,084
mar 04
mar 05
New rule (4/04)

Net Income grows by € 12,4 Mln YoY


- Group's Net Income (in thousands €) -
32.1 %
38,669
44,923
52,275
51,084
mar 04
mar 05
mar 04
mar 05

EPS increases significantly


- EPS (€) -
0.7
0.6
0.5
%
31.4 %
0.51
0.67
mar 04
mar 05

Net Interest Income firmly grows

	M 05	M 04	Var €	Var %
Net Interest Income	105,211	93,049	12,162	13.07

backed by a customer spread upturn


- Customer spread under both rules (%) -
2.03
2.14
1.82
1.77
1.78
1.65
M
A
My
J
Jl
A
S
O
N
D04
J05
F05
M05
Customer spread 4/91
Euribor 3M
Customer spread 4/04

and volume growth

- Credit facilities and loans (€ Mln) -

	M 05	Variation	%
Total credit facilities and loans	21,230	4,110	24.0
Ex-securitization	24,579	3,552	16.9
Secured loans	15,508	3,074	24.7
Secured loans ex-securitization	18,815	2,544	15.6

- Customer funds (in mill €) -

	M 05	Variación	%
Customer deposits	14,135	1,267	9.9
Marketable debt securities	7,587	2,719	55.8
Total	21,723	3,986	22.5

NII ex-dividends also shows a positive trend


- NII ex-dividends -
(€ Thousand)
13.5%
89,586
94,683
98,079
95,828
101,702
1Q04
2Q04
3Q04
4Q04
1Q05

RoF hits Ordinary Margin

	M 05	M 04	Var €	Var %
Net Interest Income	105,211	93,049	12,162	13.07
Equity method	5,331	3,796	1,535	40.44
Fees	45,433	45,240	193	0.43
Insurance	43	(695)	738	106.2
Trading income	9,503	13,660	(4,157)	(30.43)
Ordinary income	165,521	155,050	10,471	6.75
Ordinary income ex-Trading	156,018	141,390	14,628	10.34

and supported by 40% higher contribution from insurance

- Insurance businesses contribution -
(€ Thousand)

	M 05	Var. €	%
LDA	5,533	2,011	57.1
BK Vida	6,024	1,323	28.1
Total	11,558	3,334	40.5

Higher fees paid weakens comparison

- Fees breakdown (€ Mln) -

	M 05	Variation	%
Fees Paid	**12,664**	**1,623**	**14.7**
Payments & Collections	15,761	927	6.3
Credit Cards	8,378	821	10.9
Equities brokerage	8,014	(33)	(0.4)
Mutual Funds & Pension Funds	20,535	1.562	8.2
Other fees	8,342	(860)	(9.4)
Fees Collected	**58,097**	**1,816**	**3.23**
TOTAL	**45,433**	**193**	**0.4**

Net Operating Income grows despite relevant investments

	M 05	M 04	Var €	Var %
Net Interest Income	105,211	93,049	12,162	13.07
Equity method	5,331	3,796	1,535	40.44
Fees	45,433	45,240	193	0.43
Insurance	43	(695)	738	106.2
Trading income	9,503	13,660	(4,157)	(30.43)
Ordinary income	165,521	155,050	10,471	6.75
Costs	(79,611)	(71,155)	(8,456)	11.88
Net Operating income	85,910	83,895	2,015	2.40

Costs increase due to investments in capabilities enlargement

- Costs (€ Thousand) -



71,155
79,611
Personnel expenses
39,725
44,571
+12.20%
Other administrative expenses
31,430
35,040
+11.49%
1Q04
1Q05

More people to tackle new business opportunities

- Employees -



3,400
3,350
3,300
3,250
3,200
3,150
3,100
+8.1%
M04 A MY J JL AG S O N D J F M05

New investments to support strategic areas



34%
28%
16%
22%
SMEs
Consumer lending
New branches
Others

Despite this effort Net Operating Income grows slightly

	M 05	M 04	Var €	Var %
Net Interest Income	105,211	93,049	12,162	13.07
Equity method	5,331	3,796	1,535	40.44
Fees	45,433	45,240	193	0.43
Insurance	43	(695)	738	106.2
Trading income	9,503	13,660	(4,157)	(30.43)
Ordinary income	165,521	155,050	10,471	6.75
Costs	(79,611)	(71,155)	(8,456)	11.88
Operating income	85,910	83,895	2,015	2.40

However comparison at BDI level could be misleading

€ Thousand	M 05	M 04	Var €	Var %
Net Interest Income	105,211	93,049	12,162	13.07
Equity method	5,331	3,796	1,535	40.44
Fees and Commissions	45,433	45,240	193	0.43
Insurance	43	(695)	738	106.2
Trading income	9,503	13,660	(4,157)	(30.43)
Ordinary income	165,521	155,050	10,471	6.75
Costs	(79,611)	(71,155)	(8,456)	11.88
Operating Income	85,910	83,895	2,015	2.40
Writte-offs & provisions	(12,458)	(3,006)	(9,452)	314.4
General allowances	(177)	(2,380)	2,203	(92.6)
Extraordinary Income	371	1,315	(944)	(71.8)
Income Before Taxes	73,646	79,824	(6,178)	(7.74)
Net Income attrib.	51,084	52,275	(1,191)	(2.28)

Loan Loss Generic Provisions restatement is the main source of conflict



- Loan Loss Provisions (CBE 4/04 vs. CBE 4/91) -
11,204
BoS 4/91
+ 8,198
BoS 4/04
3,006
1Q04
2q04
3Q04
4Q04

1Q04 Net Consolidated Income was unusually high



- Net Consolidated Income Attributed in 2004 under C4/04 (€ Thousand)-
52,275
38,232
42,650
36,987
1Q04
2Q04
3Q04
4Q04



2 Value

Bankinter shows high profitability ratios


- ROE (%) -
19.0
18.5
18.0
17.5
17.0
16.5
%
16.7
16.7
A M Jn Jl Ag S O N D E F M05
4/91
4/04

EPS grows markedly


- EPS (€) -
0,7
0,6
0,5
%
31.4 %
0.67
0.51
mar 04
mar 05

enabling shareaholder value creation


- DPS (%) -
15%
10%
5%
0%
11%
7%
1er Div03
2°
3°
4°
1er Div04
2°
3°
4°

while strengthening solvency


- Pay-out ratio (%) -
80
70
60
50
40
30
20
98
99
'00
'01
'02
'03
'04e
50.04%
BKT A B C D



3 Growth

Bankinter
is a story of success, growth and value creation through differentiation

Bankinter will carry on being a story of success



Focus
Mortgages
Mutual funds
Insurance
New ventures
SMEs
Consumer lending
Network
Competitive advantages
Technology
Quality of Service
Innovation

Every segment significantly delivers on loan growth

- Average outstanding loans (€ Mln) -

Loans	M 05	Var. €	Var. %
Individuals	15,691	1,849	13.4
Corporate Bkg	3,407	497	17.1
SMEs	3,011	631	26.5
Private Bkg.	1,669	359	27.4
PFS	586	88	17.6
Non residents	449	105	30.3
Total	24,813	3,629	16.6

Strategy is already paying off

- Business segments results (€ Thousand) -

PBT	M 05	Var. €	Var. %
Corporate Bkg	15,997	3,522	28.2
SMEs	9,382	2,053	28.0
Individuals	25,268	2,028	8.7
Private BKg	11,723	1,214	11.5
PFS	6,714	466	7.5
Non residents	1,747	8	0.5
Total	70,817	9,363	15.2

Robust mortgage growth

- Mortgage stock (€ Thousand) -



20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
36.2%
15.3%
1Q03
1Q04
1Q05
Stock
RMBS

Spreads hold up nicely

- Spreads on mortgages (%) -



0.63
0.57
0.63
0.56
1Q04
1Q05
Back book
New transactions

Targeting high profile , high potencial customers

- Profile distribution -



80%
60%
40%
20%
0%
66%
8,5%
1997
1998
1999
2000
2001
2002
2003
2004
1Q05
High
Average
Low


Mortgages improve cross selling
Focus
New ventures
Competitive advantages
- Life insurance penetration (%) -
80%
70%
60%
50%
11.1%
70.0%
58.9%
1Q04
2Q04
3Q04
4Q04
1Q05


AUM in 1Q05 in line with the market growth
Focus
New ventures
Competitive advantages
- Mutual fund QoQ growth (%) -
Ahorro Corporacion
Barclays
La Caixa
Popular
Sabadell
Bankinter
BBVA
Caja Madrid
Santander
2.1%
Market 2.34%
-2
0
2
4
6
8
10
Source: Inverco, proprietary mutual funds only as of March 05


Creating value through managament and advice
Focus
New ventures
Competitive advantages
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
4%
14%
52%
8%
18%
43%
8%
17%
46%
2003
2004
2005
Money market
Equities
Fixed income
Guaranteed
3rd parties
Balanced
€ Mln


New ventures progress as planned
Focus
New ventures
Competitive advantages
SMEs
Consumer lending
Network
Tell us what you need


SMEs´ client gathering speeds up
Focus
New ventures
Competitive advantages
- Client gathering in SMEs -
5,000
4,000
3,000
2,000
1,000
0
45.3%
1Q04
1Q05


so does loan growth
Focus
New ventures
Competitive advantages
- Loan growth (€ Mln)-
3,200
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1Q04
1Q05

what translates into significant earnings growth

Focus
New ventures
Competitive advantages

- SMEs P&L (€ Thousand) -

P&L	M 05	Var	%
Net interest income	15,063	2,985	24.7
Fees	9,394	1,139	13.8
Ordinary margin	24,457	4,125	20.3
Costs	13,533	2,724	25.2
Operating income	10,924	1,400	14.7
PBT	**9,382**	**2,053**	**28.0**

Despite the opening of new points of sale

Focus
New ventures
Competitive advantages


Org. Canarias

312 Branches
60 Business Units

Consumer lending and credit cards increasingly contributes to revenues

Focus
New ventures
Competitive advantages

	M2004	M2005	
Cards	**491,792**	**571,141**	**+16.1%**
Gold+Platinium	124,561	185,014	+48.5%
Volume (€Mln)	**597.5**	**678.8**	**+13.6%**
Revenues (€Mln)	**5.9**	**7.8**	**+32.6%**

Building up a Network focused on new client segments

Focus
New ventures
Competitive advantages


Org. Canarias

- 312 Branches (+26)
- 60 SME Business units (+32)
- 39 Corporate Bkg BU
- 36 Private Bkg Centers (+4)
- 473 Corporate Partnerships (+25)
- 1.035 Independent agents (+37)
- 3 Online branches

A Value Proposition built upon a unique competitive advantages

Focus
New ventures
Competitive advantages

Technolgy

Quality of Service

Innovation

maximazing customers´potencial leveraging on the leading edge CRM

Focus
New ventures
Competitive advantages

Gartner


CRM
EXCELLENCE
AWARD

strengthening relationships by optimazing the usage of technology and the multichannel platform

Focus | New ventures | Competitive advantages



8%
4%
3%
34%
51%
Internet Branches Telephone Cards Mobile

providing superior quality of service

Focus | New ventures | Competitive advantages



- Quality of service indicator (ISN) -
80
78
76
74
72
70
68
+7.03
+7.90
M04
J04
S04
D04
M05
Sector
Bankinter

Bankinter leads innovation

Focus | New ventures | Competitive advantages

channels



BROKER
vea todo lo que cabe
en BlackBerry vodafone

products



payments



Hal Cash

interaction



epagado.com

A very well known corporate culture

Focus | New ventures | Competitive advantages



BEST
WORKPLACES
ESPAÑA
2004



4 Solvency

NPL ratio enhances under both accounting rules



- Non performing loans -
(€ Thousand , ex securitization)
460,000
400,000
340,000
280,000
220,000
160,000
100,000
40,000
NPL ratio
4/91 4/04
0.20% 0.31%
445,885
55,479
90
91
92
93
94
95
96
97
98
99
00
01
'02
'03
'04
M0
Impaired loans
Provisions
C4/91

Coverage remarkably high, even under the new regulation



- Coverage ratio (%) -
750%
650%
550%
450%
350%
804%
608%
441%
400%
4/91
4/04
m04
jun
sept
dec
m05

Shareholders equity improves by 30.9%



- Conciliatory between regulations thru March 05 (€ Mln) -
1,046
248
70
5
1.369
Equity 4/91
1st implantation reserve
Available for sale assets reserve
Others
Equity 4/04

Very positive impact of the new accounting rule in shareholder equity



- First implementation reserve as of 1/1/04 (€ Mln) -
110
168
52
(34)
(48)
248
General allowances*
Real estate*
Credit losses prov.*
Fees*
Other
Total a 1/1/04
* Before taxes

Capital ratios improve



- Ratios * (%) -
12,2
12,0
8,0
4,0
0,0
3,6
2,0
6,6
mar-05
Tier II
Pref.
Core

* New rule on equity is due soon



5 Summary

Bankinter will carry on being a story of success

- Solid growth (EPS +31%)
- Margins improvement (NII +13,1%)
- Inversiones autofinanciadas (Pymes +28%)
- High solvency (coverage ratio 441% , core capital 6,6%).

Thank you

#1

ENERO 05

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**216.062**
2. CARTERA DE NEGOCIACIÓN	**2.416.843**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	2.123.101
2.5. Otros instrumentos de capital	131.872
2.6. Derivados de negociación	161.870
Pro-memoria: Prestados o en garantía	0
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	0
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**4.699.476**
4.1. Valores representativos de deuda	4.680.546
4.2. Otros instrumentos de capital	18.930
Pro-memoria: Prestados o en garantía	0
5. INVERSIONES CREDITICIAS	**23.203.254**
5.1. Depósitos en entidades de crédito	2.277.546
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	20.590.084
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	335.624
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**444.508**
Pro-memoria: Prestados o en garantía	0
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**2.303**
10.DERIVADOS DE COBERTURA	**73.258**
11.ACTIVOS NO CORRIENTES EN VENTA	**3.453**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	0
11.6. Resto de activos	3.453
12.PARTICIPACIONES	**140.090**
12.1. Entidades asociadas	0
12.2. Entidades multigrupo	37.074
12.3. Entidades del grupo	103.016
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**296.745**
15.1. De uso propio	293.972
15.2. Inversiones inmobiliarias	2.623
15.3. Otros activos cedidos en arrendamiento operativo	150
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**334**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	334
17.ACTIVOS FISCALES	**326.238**
17.1. Corrientes	50.653
17.2. Diferidos	275.585
18.PERIODIFICACIONES	**15.777**
19.OTROS ACTIVOS	**31.468**
TOTAL ACTIVO	**31.869.809**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**1.769.078**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	184.224
1.6. Posiciones cortas de valores	1.584.854
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**28.512.594**
4.1. Depósitos de bancos centrales	300.131
4.2. Depósitos de entidades de crédito	5.422.828
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	306.999
4.4. Depósitos de la clientela	14.834.841
4.5. Débitos representados por valores negociables	6.002.264
4.6. Pasivos subordinados	725.472
4.7. Otros pasivos financieros	**920.059**
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**43.921**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**131.824**
14.1. Fondos para pensiones y obligaciones similares	1.257
14.2. Provisiones para impuestos	116.149
14.3. Provisiones para riesgos y compromisos contingentes	0
14.4. Otras provisiones	14.418
15.PASIVOS FISCALES	**137.794**
15.1. Corrientes	0
15.2. Diferidos	137.794
16.PERIODIFICACIONES	**33.773**
17.OTROS PASIVOS	**30.077**
17.1. Fondo Obra social	0
17.2. Resto	30.077
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**30.659.061**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**59.574**
2.1. Activos financieros disponibles para la venta	59.534
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	40
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.151.172**
3.1. Capital o fondo de dotación	116.070
3.1.1. Emitido	116.070
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	285.847
3.3. Reservas	816.890
3.3.1. Reservas (pérdidas) acumuladas	656.336
3.3.2. Remanente	160.554
3.4. Otros instrumentos de capital	11.120
3.4.1. De instrumentos financieros compuestos	11.120
3.4.2. Resto	0
3.5. *Menos: Valores propios*	-29.614
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	11.073
3.8. *Menos: Dividendos y retribuciones*	-60.214
TOTAL PATRIMONIO NETO	**1.210.746**
TOTAL PATRIMONIO NETO Y PASIVO	**31.869.807**

#2

FEBRERO 05

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	227.436
2. CARTERA DE NEGOCIACIÓN	**2.620.202**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	2.272.886
2.5. Otros instrumentos de capital	128.441
2.6. Derivados de negociación	218.875
Pro-memoria: Prestados o en garantía	0
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	0
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**4.765.711**
4.1. Valores representativos de deuda	4.724.907
4.2. Otros instrumentos de capital	40.804
Pro-memoria: Prestados o en garantía	0
5. INVERSIONES CREDITICIAS	**23.811.634**
5.1. Depósitos en entidades de crédito	2.633.567
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	20.856.488
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	321.579
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**444.669**
Pro-memoria: Prestados o en garantía	0
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**1.226**
10.DERIVADOS DE COBERTURA	**72.203**
11.ACTIVOS NO CORRIENTES EN VENTA	**4.028**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	0
11.6. Resto de activos	4.028
12.PARTICIPACIONES	**137.098**
12.1. Entidades asociadas	0
12.2. Entidades multigrupo	37.074
12.3. Entidades del grupo	100.024
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**296.883**
15.1. De uso propio	294.110
15.2. Inversiones inmobiliarias	2.623
15.3. Otros activos cedidos en arrendamiento operativo	150
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**337**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	337
17.ACTIVOS FISCALES	**326.925**
17.1. Corrientes	50.750
17.2. Diferidos	276.175
18.PERIODIFICACIONES	**18.143**
19.OTROS ACTIVOS	**11.521**
TOTAL ACTIVO	**32.738.016**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**1.869.615**
1.1. Depósitos de entidades de crédito	0
1.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	230.444
1.6. Posiciones cortas de valores	1.639.171
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**29.275.862**
4.1. Depósitos de bancos centrales	300.114
4.2. Depósitos de entidades de crédito	6.643.695
4.3. Operaciones del mercado monetario a través de entidades de contrapartida	107.000
4.4. Depósitos de la clientela	14.767.316
4.5. Débitos representados por valores negociables	6.125.154
4.6. Pasivos subordinados	723.080
4.7. Otros pasivos financieros	**609.503**
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**33.504**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**131.709**
14.1. Fondos para pensiones y obligaciones similares	576
14.2. Provisiones para impuestos	116.715
14.3. Provisiones para riesgos y compromisos contingentes	0
14.4. Otras provisiones	14.418
15.PASIVOS FISCALES	**129.526**
15.1. Corrientes	0
15.2. Diferidos	129.526
16.PERIODIFICACIONES	**33.743**
17.OTROS PASIVOS	**28.709**
17.1. Fondo Obra social	0
17.2. Resto	28.709
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**31.502.668**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**52.629**
2.1. Activos financieros disponibles para la venta	52.589
2.2. Pasivos financieros a valor razonable con cambios en el patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	40
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.182.721**
3.1. Capital o fondo de dotación	116.070
3.1.1. Emitido	116.070
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	285.847
3.3. Reservas	816.879
3.3.1. Reservas (pérdidas) acumuladas	656.325
3.3.2. Remanente	160.554
3.4. Otros instrumentos de capital	11.428
3.4.1. De instrumentos financieros compuestos	11.428
3.4.2. Resto	0
3.5. Menos: Valores propios	-29.241
3.6. Cuotas participativas y fondos asociados (Cajas de Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	41.952
3.8. Menos: Dividendos y retribuciones	-60.214
TOTAL PATRIMONIO NETO	**1.235.350**
TOTAL PATRIMONIO NETO Y PASIVO	**32.738.018**

#3

MARZO 05

ACTIVO	Miles de Euros
1. CAJA Y DEPÓSITOS EN BANCOS CENTRALES	**257.880**
2. CARTERA DE NEGOCIACIÓN	**2.750.127**
2.1. Depósitos en entidades de crédito	0
2.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
2.3. Crédito a la clientela	0
2.4. Valores representativos de deuda	2.482.419
2.5. Otros instrumentos de capital	97.175
2.6. Derivados de negociación	170.533
Pro-memoria: Prestados o en garantía	0
3. OTROS ACTIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
3.1. Depósitos en entidades de crédito	0
3.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
3.3. Crédito a la clientela	0
3.4. Valores representativos de deuda	0
3.5. Otros instrumentos de capital	0
Pro-memoria: Prestados o en garantía	0
4. ACTIVOS FINANCIEROS DISPONIBLES PARA LA VENTA	**4.668.518**
4.1. Valores representativos de deuda	4.628.440
4.2. Otros instrumentos de capital	40.078
Pro-memoria: Prestados o en garantía	0
5. INVERSIONES CREDITICIAS	**24.166.542**
5.1. Depósitos en entidades de crédito	2.555.803
5.2. Operaciones del mercado monetario a través de entidades de contrapartida	0
5.3. Crédito a la clientela	21.261.577
5.4. Valores representativos de deuda	0
5.5. Otros activos financieros	348.162
Pro-memoria: Prestados o en garantía	0
6. CARTERA DE INVERSIÓN A VENCIMIENTO	**445.021**
Pro-memoria: Prestados o en garantía	0
9. AJUSTES A ACTIVOS FINANCIEROS POR MACRO-COBERTURAS	**1.811**
10.DERIVADOS DE COBERTURA	**72.517**
11.ACTIVOS NO CORRIENTES EN VENTA	**4.087**
11.1. Depósitos en entidades de crédito	0
11.2. Crédito a la clientela	0
11.3. Valores representativos de deuda	0
11.4. Instrumentos de capital	0
11.5. Activo material	0
11.6. Resto de activos	4.087
12.PARTICIPACIONES	**137.083**
12.1. Entidades asociadas	0
12.2. Entidades multigrupo	37.074
12.3. Entidades del grupo	100.009
13.CONTRATOS DE SEGUROS VINCULADOS A PENSIONES	**0**
15.ACTIVO MATERIAL	**298.421**
15.1. De uso propio	295.649
15.2. Inversiones inmobiliarias	2.623
15.3. Otros activos cedidos en arrendamiento operativo	149
15.4. Afecto a la Obra social	0
Pro-memoria: Adquirido en arrendamiento financiero	0
16.ACTIVO INTANGIBLE	**336**
16.1. Fondo de comercio	0
16.2. Otro activo intangible	336
17.ACTIVOS FISCALES	**329.115**
17.1. Corrientes	47.068
17.2. Diferidos	282.047
18.PERIODIFICACIONES	**20.464**
19.OTROS ACTIVOS	**28.393**
TOTAL ACTIVO	**33.179.315**

PASIVO	Miles de Euros
1. CARTERA DE NEGOCIACIÓN	**1.767.167**
1.1. Depósitos de entidades de crédito	0
1.2. *Operaciones del mercado monetario a través de entidades de contrapartida*	0
1.3. Depósitos de la clientela	0
1.4. Débitos representados por valores negociables	0
1.5. Derivados de negociación	172.716
1.6. Posiciones cortas de valores	1.594.451
2. OTROS PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PÉRDIDAS Y GANANCIAS	**0**
2.1. Depósitos de entidades de crédito	0
2.2. Depósitos de la clientela	0
2.3. Débitos representados por valores negociables	0
3. PASIVOS FINANCIEROS A VALOR RAZONABLE CON CAMBIOS EN PATRIMONIO NETO	**0**
3.1. Depósitos de entidades de crédito	0
3.2. Depósitos de la clientela	0
3.3. Débitos representados por valores negociables	0
4. PASIVOS FINANCIEROS A COSTE AMORTIZADO	**29.840.121**
4.1. Depósitos de bancos centrales	350.068
4.2. Depósitos de entidades de crédito	5.802.730
4.3. Operaciones del mercado monetario a través de entidades *de contrapartida*	307.000
4.4. Depósitos de la clientela	15.084.722
4.5. Débitos representados por valores negociables	6.895.339
4.6. Pasivos subordinados	799.539
4.7. Otros pasivos financieros	**600.723**
10.AJUSTES A PASIVOS FINANCIEROS POR MACRO-COBERTURAS	**0**
11.DERIVADOS DE COBERTURA	**40.764**
12.PASIVOS ASOCIADOS CON ACTIVOS NO CORRIENTES EN VENTA	**0**
12.1. Depósitos de la clientela	0
12.2. Resto de pasivos	0
14.PROVISIONES	**131.415**
14.1. Fondos para pensiones y obligaciones similares	575
14.2. Provisiones para impuestos	116.149
14.3. Provisiones para riesgos y compromisos contingentes	0
14.4. Otras provisiones	14.691
15.PASIVOS FISCALES	**134.210**
15.1. Corrientes	0
15.2. Diferidos	134.210
16.PERIODIFICACIONES	**25.241**
17.OTROS PASIVOS	**20.528**
17.1. *Fondo Obra social*	0
17.2. Resto	20.528
18.CAPITAL CON NATURALEZA DE PASIVO FINANCIERO	**0**
TOTAL PASIVO	**31.959.436**

PATRIMONIO NETO	Miles de Euros
2. AJUSTES POR VALORACIÓN	**55.244**
2.1. Activos financieros disponibles para la venta	55.200
2.2. *Pasivos financieros a valor razonable con cambios en el* patrimonio neto	0
2.3. Coberturas de los flujos de efectivo	0
2.4. Coberturas de inversiones netas en negocios en el extranjero	0
2.5. Diferencias de cambio	44
2.6. Activos no corrientes en venta	0
3. FONDOS PROPIOS	**1.164.635**
3.1. Capital o fondo de dotación	116.070
3.1.1. Emitido	116.070
3.1.2. Pendiente de desembolso no exigido (-)	0
3.2. Prima de emisión	285.847
3.3. Reservas	816.702
3.3.1. Reservas (pérdidas) acumuladas	656.763
3.3.2. Remanente	159.939
3.4. Otros instrumentos de capital	11.735
3.4.1. De instrumentos financieros compuestos	11.735
3.4.2. Resto	0
3.5. *Menos: Valores propios*	-29.357
3.6. *Cuotas participativas y fondos asociados (Cajas de* Ahorros)	0
3.6.1. Cuotas participativas	0
3.6.2. Fondo de reservas de cuotapartícipes	0
3.6.3. Fondo de estabilización	0
3.7. Resultado del ejercicio	45.313
3.8. *Menos: Dividendos y retribuciones*	-81.675
TOTAL PATRIMONIO NETO	**1.219.879**
TOTAL PATRIMONIO NETO Y PASIVO	**33.179.315**

#4.

MARZO 05

Miles de Euros

1.	**INTERESES Y RENDIMIENTOS ASIMILADOS**	**243.964**
2.	**INTERESES Y CARGAS ASIMILADAS**	**149.404**
2.1.	Remuneración de capital con naturaleza de pasivo financiero	0
2.2.	Otros	149.404
3.	**RENDIMIENTO DE INSTRUMENTOS DE CAPITAL**	**13.283**
3.1.	Participaciones en entidades asociadas	218
3.2.	Participaciones en entidades multigrupo	0
3.3.	Participaciones en entidades del grupo	9.996
3.4.	Otros instrumentos de capital	3.069
A)	**MARGEN DE INTERMEDIACIÓN**	**107.843**
5.	**COMISIONES PERCIBIDAS**	**44.502**
6.	**COMISIONES PAGADAS**	**12.511**
8.	**RESULTADOS DE OPERACIONES FINANCIERAS (NETO)**	**-273**
8.1.	Cartera de negociación	-4.486
8.2.	Otros instrumentos financieros a valor razonable con cambios en pérdidas y g	0
8.3.	Activos financieros disponibles para la venta	3.964
8.4.	Inversiones crediticias	0
8.5.	Otros	249
9.	**DIFERENCIAS DE CAMBIO (NETO)**	**9.139**
B)	**MARGEN ORDINARIO**	**148.700**
12.	**OTROS PRODUCTOS DE EXPLOTACIÓN**	**3.997**
13.	**GASTOS DE PERSONAL**	**42.485**
14.	**OTROS GASTOS GENERALES DE ADMINISTRACIÓN**	**34.566**
15.	**AMORTIZACIÓN**	**4.574**
15.1.	Activo material	4.565
15.2.	Activo intangible	9
16.	**OTRAS CARGAS DE EXPLOTACIÓN**	**1.153**
C)	**MARGEN DE EXPLOTACIÓN**	**69.919**
17.	**PÉRDIDAS POR DETERIORO DE ACTIVOS (NETO)**	**12.459**
17.1.	Activos financieros disponibles para la venta	0
17.2.	Inversiones crediticias	12.760
17.3.	Cartera de inversión a vencimiento	0
17.4.	Activos no corrientes en venta	-301
17.5.	Participaciones	0
17.6.	Activo material	0
17.7.	Fondo de comercio	0
17.8.	Otro activo intangible	0
17.9.	Resto de activos	0
18.	**DOTACIONES A PROVISIONES (NETO)**	**0**
21.	**OTRAS GANANCIAS**	**7.486**
21.1.	Ganancias por venta de activo material	299
21.2.	Ganancias por venta de participaciones	4.365
21.3.	Otros conceptos	2.822
22.	**OTRAS PÉRDIDAS**	**1.054**
22.1.	Pérdidas por venta de activo material	0
22.2.	Pérdidas por venta de participaciones	0
22.3.	Otros conceptos	1.054
D)	**RESULTADO ANTES DE IMPUESTOS**	**63.892**
23.	**IMPUESTO SOBRE BENEFICIOS**	**18.579**
24.	**DOTACIÓN OBLIGATORIA A OBRAS Y FONDOS SOCIALES**	**0**
E)	**RESULTADO DE LA ACTIVIDAD ORDINARIA**	**45.313**
25.	**RESULTADO DE OPERACIONES INTERRUMPIDAS (NETO)**	**0**
F)	**RESULTADO DEL EJERCICIO**	**45.313**

#5



NEWS RELEASE *From: BANKINTER,S.A.*

BANKINTER PAYS ITS THIRD 2004 INTERIM DIVIDEND

Madrid, December 16th 2004 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on January 8th 2005, it will pay its third 2004 interim dividend of Euros 0.27258 gross per share representing a net amount of Euros 0.231693 .

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

#6



NEWS RELEASE *From: BANKINTER,S.A.*

BANKINTER PAYS ITS FOURTH 2004 INTERIM DIVIDEND

Madrid, March 28th 2005 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced today that on April 2nd 2005, it will pay its fourth 2004 interim dividend of Euros 0.280720 gross per share representing a net amount of Euros 0.238612 .

BANKINTER is one of the fifth largest publicly owned banks in Spain . The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

#9



BANKINTER

ANNUAL GENERAL MEETING SHAREHOLDERS 2005

The Board of Directors of BANKINTER S.A. has convened to held the Annual General Shareholders Meeting (AGM) in Madrid for April 20, 2005, at 13:00 P.M. in the Mutua Madrileña Building, Paseo de la Castellana, nº 33, 28046 Madrid, on first call, or April 21, 2005 on second call at the same time and place, to debate the items on the following

AGENDA

1. Examination and approval of the Annual Accounts (Balance Sheet, Profit and Loss Account, and Annual Report), Management Report, Proposal for Application of the Results, as well as the Accounts and the Management Report for the Consolidated Group for 2004.

2. Approval of the management of the Board of Directors and of the payment of dividends for 2004.

3. Re-election, appointment and setting the number of Directors.

4. Appointment of auditors for 2005.

5. Report on amendment of the Board of Directors Regulations.

6. Authorization for the Board of Directors to increase capital stock with powers to exclude the right to pre-emption.

7. Authorization for the Board of Directors to issue securities and fixed rate debentures in general, debt securities redeemable or convertible into stock, preferred stock and other financial instruments as well as to guarantee the issue of securities and preferred stock

8. Authorization for the Board of Directors to acquire, sell and amortize treasury shares and reduce capital stock.

9. Approval of the remuneration of the Board of Directors in accordance with the by-laws.

10. Authorization for the Board of Directors to interpret, rectify and execute AGM resolutions.